7/25

05010050

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Central Japan Railway Company

*CURRENT ADDRESS JR Central Towers
1-1-4, Meieki, Nakamura-ku
Nagoya, Aichi 450-6101
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 2 9 2005
THOMSON
FINANCIAL

FILE NO. 82- 34904 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☒ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: 

DAT : 7/29/05

RECEIVED


AMBITIOUS JAPAN!

# CENTRAL JAPAN RAILWAY COMPANY Annual Report 2004

2004

For the Year Ended March 31, 2004

BOWNE OF ATLANTA 07/06/2005 03:59 CURRENT:7 NEXT PCN: 002.00.00.00 -- Page/graphics valid 07/06/2005 03:59 BOM K00933 001.00.00.00 35X

The information herein is subject to completion or amendment. The Company may complete or amend this Preliminary Offering Circular without notice. This Preliminary Offering Circular is not an offer to sell or a solicitation of an offer to buy the International Shares in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY OFFERING CIRCULAR
Subject to Completion, Dated July 7, 2005

JR-CENTRAL

# Central Japan Railway Company

**Offering of 600,000 Shares of Common Stock**

**OFFER PRICE: ¥ ● PER SHARE**

600,000 shares (the "Shares") of common stock (the "Common Stock") of Central Japan Railway Company (the "Company"), a joint stock corporation incorporated with limited liability under the laws of Japan, are being offered by Japanese National Railways ("JNR") Settlement Headquarters (the "Selling Shareholder"), an independent division within the Japan Railway Construction, Transport and Technology Agency ("JRTT"). ● shares (the "International Shares") are being offered by the international managers named herein (the "International Managers") (i) through the U.S. broker-dealer agents of the International Managers ("Rule 144A Selling Agents") to qualified institutional buyers in the United States in reliance on Rule 144A ("Rule 144A") under the United States Securities Act of 1933, as amended (the "Securities Act"), and (ii) outside the United States and Japan in reliance on Regulation S ("Regulation S") under the Securities Act (collectively, the "International Offering"). Concurrently, ● shares (the "Japanese Shares") are being offered by Japanese underwriters (the "Japanese Underwriters") led by Nomura Securities Co., Ltd. and UBS Securities Japan Ltd in Japan through a public offering (the "Japanese Offering" and, together with the International Offering, the "Offerings"). The Shares are owned by the Selling Shareholder and represent 26.8% of the total issued shares of Common Stock. The Company will not receive any proceeds from the Offerings.

The offer prices per Share in the International Offering and the Japanese Offering are identical. The closing of the International Offering is conditional upon the closing of the Japanese Offering.

The Common Stock is listed on the First Sections of the Tokyo Stock Exchange, Inc. (the "Tokyo Stock Exchange"), the Osaka Securities Exchange Co., Ltd. (the "Osaka Securities Exchange") and the Nagoya Stock Exchange, Inc. (the "Nagoya Stock Exchange"). On July 5, 2005, the reported closing price on the Tokyo Stock Exchange for the Common Stock was ¥855,000 per share. See "Common Stock Data and Market Information".

**SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE INTERNATIONAL SHARES.**

The International Shares are offered by the International Managers, subject to prior sale, when, as, and if accepted by the International Managers. It is expected that delivery of the International Shares will be made on or about July ●, 2005 (Tokyo time) through the facilities of Japan Securities Depository Center, Inc. ("JASDEC"), against payment therefor in immediately available funds. See "Clearance and Settlement".

**THE INTERNATIONAL SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO CERTAIN EXCEPTIONS REFERRED TO HEREIN, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S). SEE "TRANSFER RESTRICTIONS".**

*Joint Global Coordinators and Joint Bookrunners*
*(listed alphabetically)*

**Nomura Securities** | **UBS Securities Japan Ltd**

*Joint Lead Managers*
*(listed alphabetically)*

**Nomura International** | **UBS Investment Bank**

*International Managers*

**Daiwa Securities SMBC Europe**
**Merrill Lynch International**
**Credit Suisse First Boston**
**HSBC Bank plc**
**Morgan Stanley**
**Goldman Sachs International**
**Nikko Citigroup**
**Deutsche Bank**
**JPMorgan**

The date of this Offering Circular is July ●, 2005.

RECEIVED
2005 JUL 25 A 10:23
FFICE OF INTERN...
CORPORATE FI...


AMBITIOUS JAPAN!

旅客鉄道株式会社

NTRAL JAPAN RAILWAY COMPANY

ァクト・シート

# ACT SHEETS 2004

[TRANSLATION]

RECEIVED
2004 JUL -5 A 10:23

# Brief Announcement of the Annual Consolidated Financial Statements for the Fiscal Year Ended March 31, 2004

May 14, 2004

| | |
|---|---|
| Name of Listed Company: | Central Japan Railway Company ("JR Central" or the "Company") |
| Listed stock/securities exchanges: | Tokyo, Osaka and Nagoya Stock/Securities Exchanges |
| Location of the head office: | Aichi Prefecture |
| Code No.: | 9022 |
| (URL http://jr-central.co.jp) | |
| Representative: | |
| Title: | President and Representative Director |
| Name: | Takayuki Kasai |
| Contact Person: | |
| Title: | General Manager of the Public Relations Department |
| Name: | Mamoru Uno |
| Telephone No: | (052) 564-2549 |
| Date of the meeting of the Board of Directors for the accounts settlement: | May 14, 2004 |
| U.S. accounting standards: | Not adopted |

1. Consolidated Business Results for the Fiscal Year Ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

(1) Consolidated Operating Results

Note: Any fraction less than one million yen is disregarded.

| | Operating revenues | | Operating income | | Ordinary income | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 03/2004 | 1,384,055 | 1.5 | 344,445 | 0.9 | 131,027 | 26.3 |
| 03/2003 | 1,363,034 | (0.3) | 341,416 | (7.8) | 103,749 | 10.5 |

| | Net income | | Net income per share | Net income per share after adjustment for potential shares | Return on equity | Operating income/total assets | Ordinary income/operating revenues |
|---|---|---|---|---|---|---|---|
| | Millions of yen | % | Yen | Yen | % | % | % |
| 03/2004 | 72,278 | 47.3 | 32,172.54 | — | 9.9 | 2.4 | 9.5 |
| 03/2003 | 49,085 | 16.6 | 21,801.76 | — | 7.2 | 1.8 | 7.6 |

Notes:
1. Equity in earnings or losses of unconsolidated subsidiaries and associated companies: 38 million yen (loss) for the fiscal year ended March 31, 2004 and 43 million yen for the fiscal year ended March 31, 2003.
2. Average number of shares (consolidated): 2,238,052 shares for the fiscal year ended March 31, 2004 and 2,238,052 shares for the fiscal year ended March 31, 2003.
3. Change in the accounting method: Applicable.
4. Percentages in the above items of operating revenues, operating income, ordinary income and net income show the increase or decrease from the previous fiscal year.

(2) Consolidated Financial Status

| | Total assets | Shareholders' equity | Ratio of shareholders' equity | Shareholders' equity per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 03/2004 | 5,473,512 | 765,970 | 14.0 | 342,126.07 |
| 03/2003 | 5,578,594 | 694,156 | 12.4 | 310,030.38 |

Note: The number of outstanding shares at the end of the fiscal years (consolidated) was 2,238,052 shares for the fiscal year ended March 31, 2004 and 2,238,052 shares for the fiscal year ended March 31, 2003.

(3) Consolidated Cash Flow Status

| | Net cash provided by operating activities | Net cash used in investing activities | Net cash used in financing activities | Cash and cash equivalents, end of year |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Millions of yen |
| 03/2004 | 369,981 | (150,895) | (217,328) | 79,554 |
| 03/2003 | 382,998 | (168,966) | (207,851) | 77,669 |

(4) Scope of the Consolidation and Equity Method

Number of consolidated subsidiaries: 29
Number of unconsolidated subsidiaries accounted for by the equity method: –
Number of consolidated affiliates accounted for by the equity method: 2

(5) Change in the Scope of the Consolidation and Equity Method

Consolidated subsidiaries (addition): –
Consolidated subsidiaries (exclusion): 1
Affiliates accounted for by the equity method (addition): –
Affiliates accounted for by the equity method (exclusion): –

2. Forecasts for the Fiscal Year Ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

| | Operating revenues | Ordinary income | Net income |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| Interim | 687,900 | 88,800 | 53,400 |
| Annual | 1,386,200 | 132,600 | 79,300 |

For reference: The forecasted net income per share (annual): 35,432.60 yen.

*The above forecasts are based on the information and plan available at the date of this announcement and the actual results may differ therefrom depending on future economic conditions and certain other factors.

(IV) Consolidated Financial Statements

I Consolidated Balance Sheets

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (as of March 31, 2003) | | Current consolidated fiscal year (as of March 31, 2004) | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount |
| | | | % | | % | |
| (ASSETS) | | | | | | |
| I Current Assets | | | | | | |
| 1. Cash and deposits | | 77,700 | | 59,205 | | (18,494) |
| 2. Trade notes and accounts receivables | | 22,535 | | 21,454 | | (1,081) |
| 3. Railway usage charges, uncollected | | 14,017 | | 16,445 | | 2,427 |
| 4. Land and buildings held for sale | | 7,683 | | 6,079 | | (1,603) |
| 5. Inventories | | 11,970 | | 11,956 | | (13) |
| 6. Deferred tax assets | | 13,175 | | 17,289 | | 4,113 |
| 7. Short-term loans | | 4,114 | | 19,959 | | 15,845 |
| 8. Other current assets | | 20,813 | | 21,526 | | 712 |
| 9. Allowance for doubtful accounts | | (46) | | (31) | | 15 |
| Total Current Assets | | 171,963 | 3.1 | 173,884 | 3.2 | 1,921 |
| II Fixed Assets | | | | | | |
| A. Property and Equipment | | | | | | |
| 1. Buildings and structures | *4 | 2,414,455 | | 2,332,456 | | (81,999) |
| 2. Machinery, rolling stock and vehicles | | 258,279 | | 245,065 | | (13,214) |
| 3. Land | *4 | 2,360,052 | | 2,350,598 | | (9,453) |
| 4. Construction in progress | | 109,926 | | 90,704 | | (19,221) |
| 5. Other property and equipment | | 25,938 | | 29,372 | | 3,433 |
| Total property and equipment | *1 *2 | 5,168,652 | | 5,048,198 | | (120,454) |
| B. Intangible Fixed Assets | | 35,198 | | 29,601 | | (5,596) |
| C. Investment and Other Assets | | | | | | |
| 1. Investment securities | *3 | 47,117 | | 66,002 | | 18,884 |
| 2. Deferred tax assets | | 135,565 | | 137,405 | | 1,839 |
| 3. Other investment and other assets | | 20,514 | | 18,695 | | (1,818) |
| 4. Allowance for doubtful accounts | | (417) | | (274) | | 143 |
| Total Investment and Other Assets | | 202,780 | | 221,828 | | 19,048 |
| Total Fixed Assets | | 5,406,631 | 96.9 | 5,299,627 | 96.8 | (107,003) |
| TOTAL ASSETS | *4 | 5,578,594 | 100.0 | 5,473,512 | 100.0 | (105,081) |

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (as of March 31, 2003) | | Current consolidated fiscal year (as of March 31, 2004) | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount |
| | | | % | | % | |
| (LIABILITIES) | | | | | | |
| I Current Liabilities | | | | | | |
| 1. Trade notes and accounts payables | | 40,903 | | 42,234 | | 1,331 |
| 2. Short-term borrowings | | 3,077 | | 11,175 | | 8,097 |
| 3. Current portion of long-term debt | *4 | 41,485 | | 109,318 | | 67,833 |
| 4. Current portion of long-term payables for purchase of railway facilities | | 183,015 | | 194,635 | | 11,619 |
| 5. Account payable | | 97,045 | | 77,597 | | (19,448) |
| 6. Consumption tax payable | | 7,016 | | 11,028 | | 4,011 |
| 7. Accrued income taxes | | 35,225 | | 32,024 | | (3,200) |
| 8. Advances received | | 68,744 | | 71,083 | | 2,339 |
| 9. Deposit received | | 12,042 | | 11,283 | | (758) |
| 10. Accrued bonuses | | 23,146 | | 22,705 | | (441) |
| 11. Other current liabilities | | 18,389 | | 19,829 | | 1,440 |
| Total Current Liabilities | | 530,093 | 9.5 | 602,916 | 11.0 | 72,823 |
| II Long-term Liabilities | | | | | | |
| 1. Bonds | *4 | 240,000 | | 285,000 | | 45,000 |
| 2. Long-term debt | *4 | 708,364 | | 633,025 | | (75,339) |
| 3. Long-term payables for purchase of railway facilities | | 3,073,608 | | 2,828,391 | | (245,217) |
| 4. Allowance for large scale renovation of the Shinkansen infrastructure | | 16,666 | | 50,000 | | 33,333 |
| 5. Provision for employees' retirement benefits | | 246,848 | | 238,473 | | (8,374) |
| 6. Other long-term liabilities | | 58,098 | | 57,767 | | (331) |
| Total Long-term Liabilities | | 4,343,586 | 77.9 | 4,092,657 | 74.8 | (250,929) |
| TOTAL LIABILITIES | | 4,873,680 | 87.4 | 4,695,574 | 85.8 | (178,105) |
| (MINORITY INTERESTS) | | | | | | |
| Minority Interests | | 10,757 | 0.2 | 11,967 | 0.2 | 1,210 |
| (SHAREHOLDERS' EQUITY) | | | | | | |
| I Paid-in Capital | *8 | 112,000 | 2.0 | 112,000 | 2.0 | - |
| II Capital Surplus | | 53,500 | 0.9 | 53,500 | 1.0 | - |
| III Retained Earnings | | 529,388 | 9.5 | 590,174 | 10.8 | 60,785 |
| IV Unrealized Gains on Available-for-Sale Securities | | 188 | 0.0 | 11,216 | 0.2 | 11,028 |
| V Treasury Stock | *9 | (921) | (0.0) | (921) | (0.0) | - |
| TOTAL SHAREHOLDERS' EQUITY | | 694,156 | 12.4 | 765,970 | 14.0 | 71,814 |
| TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY | | 5,578,594 | 100.0 | 5,473,512 | 100.0 | (105,081) |

## II Consolidated Statements of Income

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (from April 1, 2002 to March 31, 2003) Amount | Previous Percentage | Current consolidated fiscal year (from April 1, 2003 to March 31, 2004) Amount | Current Percentage | Increase/ (Decrease) Amount |
|---|---|---|---|---|---|---|
| | | | % | | % | |
| I Operating Revenues | | 1,363,034 | 100.0 | 1,384,055 | 100.0 | 21,021 |
| II Operating Costs and Expenses | | 1,021,617 | 75.0 | 1,039,610 | 75.1 | 17,992 |
| 1. Transportation, other services and cost of sales | *1 *3 | 842,907 | | 871,208 | | 28,300 |
| 2. Selling, general and administrative expenses | *1 *2 *3 | 178,710 | | 168,401 | | (10,308) |
| Operating income | | 341,416 | 25.0 | 344,445 | 24.9 | 3,028 |
| III Non-operating Income | | 5,796 | 0.4 | 5,931 | 0.4 | 134 |
| 1. Interest income | | 44 | | 63 | | 18 |
| 2. Dividend income | | 540 | | 497 | | (42) |
| 3. Equity in earnings of unconsolidated subsidiaries and associated companies | | 43 | | - | | (43) |
| 4. Group term insurance received | | 3,136 | | 3,212 | | 76 |
| 5. Other non-operating income | | 2,030 | | 2,157 | | 126 |
| IV Non-operating Expenses | | 243,463 | 17.8 | 219,348 | 15.8 | (24,114) |
| 1. Interest expense | | 27,799 | | 27,550 | | (248) |
| 2. Interest expense for long-term payables for purchase of railway facilities | | 179,615 | | 166,148 | | (13,467) |
| 3. Loss on debt assumption for long-term payables for purchase of railway facilities | | 17,900 | | 17,745 | | (155) |
| 4. Equity in losses of unconsolidated subsidiaries and associated companies | | - | | 38 | | 38 |
| 5. Other non-operating expenses | | 18,147 | | 7,865 | | (10,282) |
| Ordinary Income | | 103,749 | 7.6 | 131,027 | 9.5 | 27,278 |
| V Extraordinary Income | | 22,036 | 1.6 | 12,521 | 0.9 | (9,515) |
| 1. Contributions for the construction of railway facilities received | | 16,626 | | 10,758 | | (5,867) |
| 2. Gain on sales of property and equipment | *4 | 196 | | 714 | | 518 |
| 3. Gain on sales of investment securities | | 4,637 | | 738 | | (3,898) |
| 4. Reversal of allowance for doubtful accounts | | 58 | | 88 | | 30 |
| 5. Other extraordinary income | | 518 | | 220 | | (297) |
| VI Extraordinary Loss | | 17,822 | 1.3 | 18,245 | 1.3 | 423 |
| 1. Loss on reduction of property and equipment | | 14,588 | | 10,475 | | (4,112) |
| 2. Loss on disposal of property and equipment | | 1,234 | | 2,892 | | 1,658 |
| 3. Loss on sales of property and equipment | *5 | 1,117 | | 3,479 | | 2,361 |
| 4. Loss on sales of investment securities | | 598 | | - | | (598) |
| 5. Other extraordinary loss | | 283 | | 1,397 | | 1,113 |
| Income before income taxes and minority interests | | 107,963 | 7.9 | 125,303 | 9.1 | 17,339 |
| Income taxes, current | | 67,175 | 4.9 | 64,989 | 4.7 | (2,185) |
| Income taxes, deferred | | (10,061) | (0.7) | (13,225) | (0.9) | (3,164) |
| Minority interests | | 1,764 | 0.1 | 1,261 | 0.1 | (502) |
| Net income | | 49,085 | 3.6 | 72,278 | 5.2 | 23,192 |

(Note) Any fraction less than one million yen is disregarded.

## III Consolidated Statements of Retained Earnings

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (from April 1, 2002 to March 31, 2003) Amount | Current consolidated fiscal year (from April 1, 2003 to March 31, 2004) Amount | Increase/ (Decrease) Amount |
|---|---|---|---|---|
| (CAPITAL SURPLUS) | | | | |
| I Capital surplus, beginning of year | | 53,500 | 53,500 | - |
| II Capital surplus, end of year | | 53,500 | 53,500 | - |
| (RETAINED EARNINGS) | | | | |
| I Retained earnings, beginning of year | | 491,781 | 529,388 | 37,607 |
| II Increase in retained earnings | | 49,085 | 72,278 | 23,192 |
| Net Income | | 49,085 | 72,278 | 23,192 |
| III Decrease in retained earnings | | 11,478 | 11,492 | 13 |
| 1. Cash dividends | | 11,200 | 11,200 | - |
| 2. Bonuses to directors and corporate auditors | | 278 | 292 | 13 |
| (Bonuses to corporate auditors) | | (19) | (20) | (0) |
| IV Retained earnings, end of year | | 529,388 | 590,174 | 60,785 |

(Note) Any fraction less than one million yen is disregarded.

## IV Consolidated Statements of Cash Flows

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (from April 1, 2002 to March 31, 2003) | Current consolidated fiscal year (from April 1, 2003 to March 31, 2004) | Increase/ (Decrease) |
|---|---|---|---|---|
| | | Amount | Amount | Amount |
| I Operating Activities | | | | |
| 1. Income before income taxes and minority interests | | 107,963 | 125,303 | 17,339 |
| 2. Depreciation and amortization | | 221,078 | 225,439 | 4,360 |
| 3. Increase in allowance for large scale renovation of the Shinkansen infrastructure | | 16,666 | 33,333 | 16,666 |
| 4. Decrease in provision for employee's retirement benefits | | (8,304) | (8,377) | (72) |
| 5. Interest and dividend income | | (584) | (561) | 23 |
| 6. Interest expense | | 207,415 | 193,699 | (13,715) |
| 7. Equity in (earnings) losses of unconsolidated subsidiaries and associated companies | | (43) | 38 | 82 |
| 8. Contributions for the construction of railway facilities received | | (16,626) | (10,758) | 5,867 |
| 9. Gain on sales of investment securities | | (4,637) | (738) | 3,898 |
| 10. Loss on sales of investment securities | | 598 | - | (598) |
| 11. Loss on disposal of property and equipment and others | | 57,518 | 52,684 | (4,833) |
| 12. Loss on sales of property and equipment | | 1,117 | 3,479 | 2,362 |
| 13. Decrease (increase) in trade payables | | 6,850 | (1,345) | (8,196) |
| 14. Decrease in inventories | | 930 | 1,584 | 653 |
| 15. Increase in purchased liabilities | | 711 | 1,331 | 619 |
| 16. Increase (decrease) in account payable | | 21,198 | (16,596) | (37,795) |
| 17. Increase (decrease) in advances received | | 3,219 | (1,159) | (4,378) |
| 18. Other | | 44,111 | 35,864 | (8,247) |
| Sub-total | | 659,184 | 633,220 | (25,964) |
| 19. Interest and dividend received | | 635 | 594 | (40) |
| 20. Interest paid | | (208,929) | (195,629) | 13,299 |
| 21. Income taxes paid | | (67,891) | (68,204) | (312) |
| Net cash provided by operating activities | | 382,998 | 369,981 | (13,017) |
| II Investing Activities | | | | |
| 1. Purchase of property and equipment | | (173,418) | (160,951) | 12,466 |
| 2. Receipts of contributions for the construction of railway facilities | | 17,884 | 14,257 | (3,626) |
| 3. Purchase of intangible fixed assets | | (8,408) | (8,746) | (337) |
| 4. Purchases of investment securities and investment in and advances to unconsolidated subsidiaries and associated companies | | (14,592) | (1,047) | 13,544 |
| 5. Proceeds from sales of marketable and investment securities | | 9,663 | 1,111 | (8,551) |
| 6. Other, net | | (95) | 4,480 | 4,576 |
| Net cash used in investing activities | | (168,966) | (150,895) | 18,070 |

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (from April 1, 2002 to March 31, 2003) | Current consolidated fiscal year (from April 1, 2003 to March 31, 2004) | Increase/ (Decrease) |
|---|---|---|---|---|
| | | Amount | Amount | Amount |
| III Financing Activities | | | | |
| 1. (Decrease) increase in short-term borrowings | | (952) | 8,197 | 9,150 |
| 2. Proceeds from long-term debt | | 41,000 | 37,000 | (4,000) |
| 3. Repayment of long-term debt | | (51,256) | (44,505) | 6,750 |
| 4. Proceeds from bonds issuance | | 60,000 | 45,000 | (15,000) |
| 5. Payment of long-term payables for purchase of railway facilities | | (226,801) | (233,597) | (6,796) |
| 6. Cash dividends paid | | (11,200) | (11,200) | - |
| 7. Payment of cash dividends to minority interests | | (16) | (15) | 0 |
| 8. Other, net | | (18,624) | (18,206) | 417 |
| Net cash used in financing activities | | (207,851) | (217,328) | (9,477) |
| IV Net Increase in Cash and Cash Equivalents | | 6,181 | 1,757 | (4,423) |
| V Cash and Cash Equivalents, Beginning of Year | | 71,488 | 77,669 | 6,181 |
| VI Cash and Cash Equivalents Increased by Merger of Consolidated Subsidiaries with Unconsolidated Subsidiaries | | - | 127 | 127 |
| VII Cash and Cash Equivalents, End of Year | *1 | 77,669 | 79,554 | 1,884 |

(Note) Any fraction less than one million yen is disregarded.

V Significant Items Relating to the Preparation of the Consolidated Financial Statements

1. Scope of the consolidation

(1) Number of consolidated subsidiaries: 29

Name of the principal consolidated subsidiaries:

JR Central Building Co., Ltd., JR Tokai Real Estate Co., Ltd., JR Tokai Hotels Co., Ltd. and JR Tokai Takashimaya Co., Ltd.

JR-Central Passengers Co., Ltd. was established upon the merger on October 1, 2002 of J-Diner Tokai Co., Ltd. and Passengers Service Co., Ltd., which were consolidated subsidiaries. As a result, the number of the consolidated subsidiaries at the end of this consolidated fiscal year decreased by one from the previous consolidated fiscal year.

(2) Name of principal unconsolidated subsidiaries, etc.

Name of the principal consolidated subsidiary: Nagoya Heat Supply Co., Ltd.

(Reason for exclusion from the consolidation)

Unconsolidated subsidiaries are excluded from the consolidation for the reason that they are small in size and their respective total assets, operating revenues, net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc. in total do not materially affect the consolidated financial statements.

2. Application of the equity method

(1) Number of consolidated affiliates accounted for by the equity method: 2

Name of the said affiliates:

Shinsei Technos Co., Ltd., and Railway Information Systems Co., Ltd.

(2) Unconsolidated subsidiaries and affiliates which were excluded from the application of the equity method (unconsolidated subsidiaries: Nagoya Heat Supply Co., Ltd., etc.; and unconsolidated affiliates: KOTSUSHIMBUNSHA, etc.) are excluded from the application of the equity method for the reason that, judging from their net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc., their exclusion from such application has little effect upon the consolidated financial statements and they hold, as a whole, no interest.

3. Matters relating to the fiscal year, etc. of the consolidated subsidiaries

Among the consolidated subsidiaries, the settlement date of JR Tokai Takashimaya Co., Ltd. is the last day of February and its financial statements as at the said date are used for the preparation of the consolidated financial statements, subject to the adjustments necessary for the consolidation of any material transactions accrued after such settlement date to the consolidated settlement date.

4. Matters relating to the accounting treatment and basis

(1) Valuation basis and method of significant assets

(i) Investment securities

Other securities

Marketable available-for-sale securities:

Stated at market value determined by the reported fair value, etc. at the end of the fiscal year. Unrealized gains and losses from valuation are both accounted for in the Shareholders' equity, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:

Stated at cost determined by the moving-average cost method.

(ii) Inventories

Land and buildings held for sale:

Stated at cost determined by the specific indication method.

Merchandise:

Stated at cost principally determined by the retail method.

Materials and supplies:

Stated at cost principally determined by the moving-average cost method.

(2) Method of depreciation of significant depreciable assets

(i) Property and equipment

Buildings and constructions for Shinkansen railway ground facilities and linear test line facilities:

Depreciated by the straight-line method; provided, however, the replaceable assets relating to the linear test line facilities are depreciated by the replacement-accounting method.

Other assets:

Depreciated principally by the declining-balance method; provided, however, that the replaceable assets are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

| | |
|---|---|
| Buildings and structures: | 2 to 60 years |
| Machinery, rolling stock and vehicles: | 2 to 20 years |

(Change in the accounting method)

The depreciation of the replaceable assets was historically determined by the replacement-accounting method; however, from this consolidated fiscal year, the straight-line method was adopted for the depreciation of the replaceable assets relating to the Shinkansen railway ground facilities.

As the replaceable assets relating to the Shinkansen railway ground facilities became

available to be managed in the same manner as other depreciable assets, this change was made in order to eliminate adverse effects of the replacement-accounting method on the occasion of decreases in prices.

The effects of this change were to increase the transportation, other services and cost of sales of this consolidated fiscal year by 9,691 million yen and to decrease the operating income, ordinary income and income before income taxes and minority interests by the same amount, compared with the respective amounts if computed by the previous method.

Furthermore, the Company decreased the estimated useful lives of the replaceable assets relating to the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines, in order to conform with the actual cycles of replacement. As a result, the transportation, other services and costs of sales increased by 4,265 million yen and the operating income, ordinary income and income before income taxes and minority interests decreased by the same amount.

(ii) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:

| | |
|---|---|
| Software: | 5 years |

(3) Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

(4) Basis for calculating of significant allowances

(i) Allowance for doubtful debt:

In order to prepare for bad debts, the Company provides an allowance for ordinary bad debt based on the historical rate of bad debts. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis and provides an amount regarded as irrecoverable.

(ii) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(iii) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(iv) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount based on projected retirement obligations and pension assets at the end of the consolidated fiscal year, is provided.

Past service liabilities are accounted for as expenses, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of

employees when incurred (*i.e.* five (5) years).

Actuarial gains or losses are accounted for as expenses, mainly from the respective fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each consolidated fiscal year when incurred (five (5) years in general).

(5) Method of treating significant lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

(6) Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the consolidated statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

(7) Other significant matters for preparation of consolidated financial statements

Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.

5. Matter relating to evaluation of consolidated subsidiaries' assets and liabilities

With regard to the market value method, the over-all evaluation of consolidated subsidiaries' assets and liabilities is adopted.

6. Matter relating to amortization of consolidated adjustment account

Consolidated adjustment account is amortized in full when it occurs.

7. Matter relating to treatment of profit appropriation, etc.

The consolidated statements of retained earnings are prepared subject to the appropriation of retained earnings or deficit of consolidated companies that are settled during the relevant consolidated fiscal year.

8. Scope of funds shown in the consolidated statements of cash flows

The funds shown in the consolidated statements of cash flows (*i.e.* cash and cash equivalents) includes cash at hand, deposits at banks available for withdrawal as needed, and short-term investments, etc. that can easily be cashed and with negligible risk of fluctuation in value and maturities of less than three (3) months from acquisition.

Notes to the Consolidated Financial Statements

*Translation omitted.*

[TRANSLATION]

RECEIVED
2005 JUL 25 A 10:33

# Summary of the Annual Non-Consolidated Financial Statements for the Fiscal Year Ended March 31, 2004

May 14, 2004

| | |
|---|---|
| Name of Listed Company: | Central Japan Railway Company ("JR Central" or the "Company") |
| Listed stock/securities exchanges: | Tokyo, Osaka and Nagoya Stock/Securities Exchanges |
| Location of the head office: | Aichi Prefecture |
| Code No.: | 9022 |
| (URL http://jr-central.co.jp) | |
| Representative: | |
| Title: | President and Representative Director |
| Name: | Takayuki Kasai |
| Contact Person: | |
| Title: | General Manager of the Public Relations Department |
| Name: | Mamoru Uno |
| Telephone No: | (052) 564-2549 |
| Date of the meeting of the Board of Directors for the accounts settlement: | May 14, 2004 |
| Interim dividend system | Adopted |
| Commencement date of payment of dividends | Undetermined |
| Date of the ordinary general meeting of shareholders: | June 23, 2004 |
| System for unit of shares (*tangenkabu*): | Not adopted |

1. Business Results for the Fiscal Year Ended March 31, 2004 (From April 1, 2003 to March 31, 2004)

(1) Operating Results

Note: Any fraction less than one million yen is disregarded.

| | Operating revenues | | Operating income | | Ordinary income | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 03/2004 | 1,127,783 | 1.7 | 327,319 | 0.8 | 117,508 | 29.5 |
| 03/2003 | 1,109,344 | (1.7) | 324,726 | (9.0) | 90,719 | 7.3 |

| | Net income | | Net income per share | Net income per share after adjustment for potential shares | Return on equity | Operating income/total assets | Ordinary income/operating revenues |
|---|---|---|---|---|---|---|---|
| | Millions of yen | % | Yen | Yen | % | % | % |
| 03/2004 | 66,977 | 55.1 | 29,778.01 | - | 9.2 | 2.2 | 10.4 |
| 03/2003 | 43,194 | 3.7 | 19,152.65 | - | 6.4 | 1.7 | 8.2 |

Notes:
2. Average number of shares: 2,240,000 shares for the fiscal year ended March 31, 2004 and 2,240,000 shares for the fiscal year ended March 31, 2003.
3. Change in the accounting method: Applicable.
4. Percentages in the above items of operating revenues, operating income, ordinary income and net income show the increase or decrease from the previous fiscal year.

(2) Status of Dividends

| | Annual cash dividends per share | Interim | Year-end | Total amount of annual cash dividends (Annual) | Dividends pay-out ratio | Ratio of total amount of dividends to shareholders' equity |
|---|---|---|---|---|---|---|
| | Yen | Yen | Yen | Millions of yen | % | % |
| 03/2004 | 5,000.00 | 2,500.00 | 2,500.00 | 11,200 | 16.8 | 1.5 |
| 03/2003 | 5,000.00 | 2,500.00 | 2,500.00 | 11,200 | 26.1 | 1.6 |

(3) Financial Status

| | Total assets | Shareholders' equity | Ratio of shareholders' equity | Shareholders' equity per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 03/2004 | 5,302,278 | 757,382 | 14.3 | 337,994.74 |
| 03/2003 | 5,376,017 | 690,866 | 12.9 | 308,292.06 |

Notes:
1. The number of outstanding shares at the end of the fiscal years was 2,240,000 shares for the fiscal year ended March 31, 2004 and 2,240,000 shares for the fiscal year ended March 31, 2003.
2. The number of treasury stock at the end of fiscal years: No treasury stock was recorded in fiscal year ended March 31, 2004 nor in the fiscal year ended March 31, 2003.

2. Forecasts for the Fiscal Year Ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

| | Operating revenues | Ordinary income | Net income | Annual cash dividends per share | | |
|---|---|---|---|---|---|---|
| | | | | Interim | Year-end | |
| | Millions of yen | Millions of yen | Millions of yen | Yen | Yen | Yen |
| Interim | 563,500 | 83,100 | 51,200 | 2,500.00 | - | - |
| Annual | 1,128,400 | 119,700 | 74,700 | - | 2,500.00 | 5,000.00 |

For reference: The forecasted net income per share (annual): 33,348.21 yen.

*The above forecasts are based on the information and plan available at the date of this announcement and the actual results may differ therefrom depending on future economic conditions and certain other factors.

Financial Statements

## I Balance Sheets

(Millions of yen)

| Classifications | Notes No. | Previous fiscal year (as of March 31, 2003) | | Current fiscal year (as of March 31, 2004) | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount |
| | | | % | | % | |
| (ASSETS) | | | | | | |
| I Current Assets | | | | | | |
| 1. Cash and deposits | | 42,451 | | 56,255 | | 13,804 |
| 2. Railway usage charges, uncollected | | 15,810 | | 18,463 | | 2,652 |
| 3. Account receivable | | 8,559 | | 10,526 | | 1,966 |
| 4. Uncollected revenues | | 690 | | 233 | | (456) |
| 5. Short-term loans | | 10,192 | | 21,589 | | 11,396 |
| 6. Supplies | | 6,439 | | 6,175 | | (263) |
| 7. Prepaid expenses | | 3,150 | | 2,977 | | (173) |
| 8. Deferred tax assets | | 11,103 | | 14,741 | | 3,638 |
| 9. Other current assets | | 7,910 | | 6,116 | | (1,794) |
| Total Current Assets | | 106,308 | 2.0 | 137,079 | 2.6 | 30,770 |
| II Fixed Assets | | | | | | |
| 1. Railway business property | *1, 2 | 4,702,292 | | 4,606,687 | | (95,604) |
| 2. Related business property | *1, 2 | 39,037 | | 42,002 | | 2,965 |
| 3. Other business property | *1, 2 | 120,107 | | 108,293 | | (11,814) |
| 4. Construction in progress | | 118,652 | | 97,384 | | (21,267) |
| 5. Investment and other assets | | 289,618 | | 310,830 | | 21,212 |
| (1) Investment securities | | 35,686 | | 54,790 | | 19,103 |
| (2) Investment in subsidiaries and associated companies | | 111,956 | | 111,477 | | (478) |
| (3) Long-term loans | | - | | 862 | | 862 |
| (4) Long-term prepaid expenses | | 2,466 | | 4,219 | | 1,752 |
| (5) Deferred tax assets | | 127,175 | | 129,103 | | 1,928 |
| (6) Other investment and other assets | | 12,333 | | 10,376 | | (1,956) |
| Total Fixed Assets | | 5,269,708 | 98.0 | 5,165,198 | 97.4 | (104,509) |
| TOTAL ASSETS | *3 | 5,376,017 | 100.0 | 5,302,278 | 100.0 | (73,739) |

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

| Classifications | Notes No. | Previous fiscal year (as of March 31, 2003) | | Current fiscal year (as of March 31, 2004) | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount |
| | | | % | | % | |
| (LIABILITIES) | | | | | | |
| I Current Liabilities | | | | | | |
| 1. Short-term borrowings | | 22,391 | | 62,505 | | 40,113 |
| 2. Current portion of long-term debt | | 30,458 | | 100,962 | | 70,504 |
| 3. Current portion of long-term payables for purchase of railway facilities | | 183,015 | | 194,635 | | 11,619 |
| 4. Account payable | | 104,451 | | 79,512 | | (24,939) |
| 5. Accrued expenses | | 15,671 | | 16,229 | | 557 |
| 6. Consumption tax payable | | 5,597 | | 9,878 | | 4,281 |
| 7. Accrued income taxes | | 32,615 | | 28,532 | | (4,082) |
| 8. Interline payables | | 555 | | 310 | | (245) |
| 9. Deposit received | | 4,773 | | 4,867 | | 93 |
| 10. Prepaid railway usage charges | | 28,397 | | 28,215 | | (181) |
| 11. Advance received for the construction of railway facilities | | 37,699 | | 39,904 | | 2,204 |
| 12. Accrued bonuses | | 20,004 | | 19,481 | | (523) |
| 13. Other current liabilities | | 1,083 | | 1,573 | | 490 |
| Total Current Liabilities | | 486,716 | 9.0 | 586,608 | 11.0 | 99,892 |
| II Long-term Liabilities | | | | | | |
| 1. Bonds | *3 | 240,000 | | 285,000 | | 45,000 |
| 2. Long-term debt | | 598,472 | | 534,510 | | (63,962) |
| 3. Long-term payables for purchase of railway facilities | | 3,073,608 | | 2,828,391 | | (245,217) |
| 4. Allowance for large scale renovation of the Shinkansen infrastructure | | 16,666 | | 50,000 | | 33,333 |
| 5. Provision for employees' retirement benefits | | 239,344 | | 231,651 | | (7,693) |
| 6. Provision for participating in World Expo 2005 Aichi, Japan | | 581 | | 1,163 | | 581 |
| 7. Other long-term liabilities | | 29,759 | | 27,570 | | (2,188) |
| Total Long-term Liabilities | | 4,198,434 | 78.1 | 3,958,287 | 74.7 | (240,147) |
| TOTAL LIABILITIES | | 4,685,150 | 87.1 | 4,544,895 | 85.7 | (140,255) |

(Millions of yen)

| Classifications | Notes No. | Previous fiscal year (as of March 31, 2003) | | Current fiscal year (as of March 31, 2004) | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount |
| (SHAREHOLDERS' EQUITY) | | | | | | |
| I Paid-in Capital | *4 | 112,000 | 2.1 | 112,000 | 2.1 | - |
| II Capital Surplus | | | | | | |
| 1. Capital surplus reserve | | 53,500 | | 53,500 | | - |
| Total capital surplus | | 53,500 | 1.0 | 53,500 | 1.0 | - |
| III Retained Earnings | | | | | | |
| 1. Legal reserve | | 12,504 | | 12,504 | | - |
| 2. Voluntary reserve | | 425,641 | | 457,766 | | 32,125 |
| Funds for reduction entry | | 5,641 | | 5,766 | | 125 |
| Special reserve | | 420,000 | | 452,000 | | 32,000 |
| 3. Unappropriated retained earnings | | 87,506 | | 110,866 | | 23,359 |
| Total retained earnings | | 525,652 | 9.8 | 581,137 | 11.0 | 55,484 |
| IV Unrealized Gains on Available-for-Sale Securities | *5 | (286) | (0.0) | 10,744 | 0.2 | 11,031 |
| TOTAL SHAREHOLDERS' EQUITY | | 690,866 | 12.9 | 757,382 | 14.3 | 66,516 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | 5,376,017 | 100.0 | 5,302,278 | 100.0 | (73,739) |

II Statements of Income

(Millions of yen)

| Classifications | Notes No. | Previous fiscal year (from April 1, 2002 to March 31, 2003) Amount | Percentage | Current fiscal year (from April 1, 2003 to March 31, 2004) Amount | Percentage | Increase/ (Decrease) Amount |
|---|---|---|---|---|---|---|
| | | | % | | % | |
| I Railway Business Operating Income | | | | | | |
| 1. Operating revenues | | 1,100,920 | 99.2 | 1,118,660 | 99.2 | 17,739 |
| 2. Operating costs and expenses | *1, 2 | 778,907 | 70.2 | 795,111 | 70.5 | 16,203 |
| Railway business operating income | | 322,013 | 29.0 | 323,549 | 28.7 | 1,535 |
| II Related Business Operating Income | | | | | | |
| 1. Operating revenues | | 8,424 | 0.8 | 9,123 | 0.8 | 699 |
| 2. Operating costs and expenses | *1 | 5,711 | 0.5 | 5,352 | 0.5 | (358) |
| Related business operating income | | 2,713 | 0.3 | 3,770 | 0.3 | 1,057 |
| Operating income of all businesses | | 324,726 | 29.3 | 327,319 | 29.0 | 2,593 |
| III Non-operating Income | | 5,430 | 0.5 | 5,762 | 0.5 | 331 |
| 1. Interest income | | 50 | | 72 | | 22 |
| 2. Dividend income | | 609 | | 557 | | (51) |
| 3. Group term insurance received | | 3,113 | | 3,206 | | 93 |
| 4. Other non-operating income | | 1,656 | | 1,924 | | 267 |
| IV Non-operating Expenses | | 239,436 | 21.6 | 215,573 | 19.1 | (23,863) |
| 1. Interest expense | | 18,703 | | 18,080 | | (623) |
| 2. Interest expenses on bond | | 5,700 | | 6,504 | | 803 |
| 3. Interest expense for long-term payables for purchase of railway facilities | | 179,615 | | 166,148 | | (13,467) |
| 4. Loss on debt assumption for long-term payables for purchase of railway facilities | | 17,900 | | 17,745 | | (155) |
| 5. Other non-operating expenses | | 17,515 | | 7,094 | | (10,421) |
| Ordinary Income | | 90,719 | 8.2 | 117,508 | 10.4 | 26,788 |
| V Extraordinary Income | | 21,370 | 1.9 | 11,942 | 1.1 | (9,427) |
| 1. Contributions for the construction of railway facilities received | | 16,626 | | 10,754 | | (5,871) |
| 2. Gain on sales of property and equipment | | 107 | | 450 | | 342 |
| 3. Gain on sales of investment securities | | 4,636 | | 738 | | (3,898) |
| VI Extraordinary Loss | | 15,471 | 1.4 | 15,420 | 1.4 | (50) |
| 1. Loss on reduction of property and equipment | | 14,587 | | 10,645 | | (3,942) |
| 2. Loss on sales of property and equipment | | 285 | | 3,144 | | 2,858 |
| 3. Loss on sales of investment securities | | 598 | | - | | (598) |
| 4. Other extraordinary loss | | - | | 1,631 | | 1,631 |
| Income before income taxes | | 96,618 | 8.7 | 114,030 | 10.1 | 17,411 |
| Income taxes, current | | 63,672 | 5.7 | 60,036 | 5.3 | (3,636) |
| Income taxes, deferred | | (10,248) | (0.9) | (12,982) | (1.1) | (2,734) |
| Net income | | 43,194 | 3.9 | 66,977 | 5.9 | 23,782 |
| Retained earnings carried forward | | 49,912 | | 49,488 | | (423) |
| Interim cash dividends | | 5,600 | | 5,600 | | - |
| Unappropriated retained earnings | | 87,506 | | 110,866 | | 23,359 |

(Note) 1. Any fraction less than one million yen is disregarded.
2. Percentages in this line are in relation to the "Operating income of all businesses" (1,109,344 million

yen for the previous fiscal year and 1,127,783 million yen for this fiscal year) which shall equal 100.

III Statements of Retained Earnings

(Millions of yen)

| Classifications | Notes No. | Previous fiscal year (from April 1, 2002 to March 31, 2003) | Current fiscal year (from April 1, 2003 to March 31, 2004) | Increase/ (Decrease) |
|---|---|---|---|---|
| | | Amount | Amount | Amount |
| I Unappropriated retained earnings | | 87,506 | 110,866 | 23,359 |
| II Amount of disposition | | | | |
| 1. Cash dividends | | 5,600 | 5,600 | - |
| | | (2,500 yen per share) | (2,500 yen per share) | |
| 2. Bonuses to directors and corporate auditors | | 292 | 274 | (17) |
| (Bonuses to corporate auditors) | | (20) | (28) | 8 |
| 3. Voluntary reserve | | | | |
| Funds for reduction entry | | 125 | - | (125) |
| Special reserve | | 32,000 | 55,000 | 23,000 |
| III Retained earnings, end of year | | 49,488 | 49,991 | 502 |

(Note) 1. Any fraction less than one million yen is disregarded.
2. Interim cash dividends of 2,500 yen per share were paid on December 10, 2002.
3. Interim cash dividends of 2,500 yen per share were paid on December 10, 2003.

## IV Significant Accounting Policies

1. Valuation basis and method of investment securities

Investment in subsidiaries and associated companies:
Stated at cost determined by the moving-average cost method.

Other securities
Marketable available-for-sale securities:
Stated at market value determined by the reported fair value, etc. at the end of the fiscal year. Unrealized gains and losses from valuation are both accounted for in the Shareholders' equity, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:
Stated at cost determined by the moving-average cost method.

2. Inventories

Supplies:
Stated at cost determined by the moving-average cost method.

3. Method of depreciation of fixed assets

(i) Property and equipment

Buildings and constructions for Shinkansen railway ground facilities and linear test line facilities:
Depreciated by the straight-line method; provided, however, the replaceable assets relating to the linear test line facilities are depreciated by the replacement-accounting method.

Other assets:
Depreciated by the declining-balance method; provided, however, that the replaceable assets are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

(Change in the accounting method)

The depreciation of the replaceable assets was historically determined by the replacement-accounting method; however, from this fiscal year, the straight-line method was adopted for the depreciation of the replaceable assets relating to the Shinkansen railway ground facilities.

As the replaceable assets relating to the Shinkansen railway ground facilities became available to be managed in the same manner as other depreciable assets, this change was made in order to eliminate adverse effects of the replacement-accounting method on the occasion of decreases in prices.

The effects of this change were to increase the transportation, other services and cost of sales of this non-consolidated fiscal year by 9,691 million yen and to decrease the operating income, ordinary income and income before income taxes by the same amount, compared with the respective amounts if computed by the previous method.

Furthermore, the Company decreased the estimated useful lives of the replaceable assets relating to the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines, in order to conform with the actual cycles of replacement. As a result, the transportation, other services and costs of sales increased by 4,265 million yen and the operating income, ordinary income and income before income taxes decreased by the same amount.

Estimated useful lives of the principal assets are as follows:

| | |
|---|---|
| Buildings: | 3 to 50 years |
| Structures: | 5 to 60 years |
| Vehicles: | 10 to 20 years |
| Machinery: | 4 to 20 years |

(ii) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:

| | |
|---|---|
| Software: | 5 years |

(iii) Long-term prepaid expenses

Depreciated in equal annual installments.

4. Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

5. Basis for calculating of allowances

(i) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(ii) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(iii) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount based on projected retirement obligations at the end of the fiscal year, is provided.

Actuarial gains or losses are accounted for as expenses, from the respective fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each fiscal year when incurred (five (5) years).

(iv) Provision for participating in World Expo 2005 Aichi, Japan

In order to prepare for payment required for participating in World Expo 2005 Aichi, Japan, the estimated amount of expenses for participation is provided in equal installments

over each of the fiscal years from the date of the execution of agreement for participation in the Expo to the date of the closing of the Expo.

6. Method of treating lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

7. Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

8. Other significant matters for preparation of financial statements

Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.

Notes to the Financial Statements

*Translation omitted.*

[TRANSLATION]

RECEIVED
2005 JUL 25 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reference Material

[EXHIBIT 1]

Summary of the Consolidated Results for Fiscal Year 2003

May 14, 2004
Central Japan Railway Company

**1. Summary of Operating Results**

- Operating revenues increased for the first time in two fiscal years as, among other things, the railway operations of the Tokaido Shinkansen increased as a result of the effects of the opening of the new Shinagawa Station, which took place on October 1, 2003, and as a result of the drastic revision of the timetable centered on the all trains operating at 270km/h, in addition to the revision of fares and product system, etc.
- Ordinary income continued to grow for four fiscal years and net income grew for two consecutive fiscal years, as a result of, among other things, the steady decrease of long-term debts over such fiscal years, which enabled non-operating expenses to decrease.

(1) Operating revenues (1,384 billion yen; a 21 billion yen or 1.5% increase over the previous fiscal year) increased for the first time in two fiscal years (the highest amount ever).

- Our railway operations increased 17.8 billion yen (1.7%) to 1,063.3 billon yen (the first increase in two fiscal years).
    - As to the passenger-kilometers of the Tokaido Shinkansen, it remained at approximately the same level as that of the same fiscal period one year ago (an increase of 0.2%) with respect to the first-half of the fiscal year; however, with respect to the second-half of the fiscal year, there was an increase of 3.7% from the same fiscal period one year ago, reflecting the timetable revisions, etc., and there was a 1.9% per annum increase over the previous fiscal year. As a result, railway operations increased 18.3 billion yen (2.0%).
    - For the conventional lines, passenger-kilometers rose slightly 0.6% year-over-year; however, railway operations declined 0.5 billion yen (0.6%), as a result of low ridership of first-class trains.
- Operating revenues of JR Nagoya Takashimaya, a department store, increased 6.6 billion yen (8.7%) as it continued to perform favorably owing to renovations, etc. that took place in February 2003.

(2) Operating expenses (1,039.6 billion yen; a 17.9 billion yen or 1.8% increase over the previous fiscal year).

- The allowance for large scale renovations of the Shinkansen infrastructure, which the Company has been setting aside since October 2002, increased 16.6 billion yen from the same fiscal period one year ago, given the fact that accumulations took place for the entirety of one fiscal year.
- Depreciation and amortization rose as a result of the change of the method of depreciation and amortization for the replacement assets, with respect to the Shinkansen railway ground facilities, thereby shortening the service life of such assets.

(3) Operating income rose for the first time in two years (344.4 billion yen; a 3 billion yen

or 0.9% increase over the previous year).

(4) Non-operating income (loss) (-213.4 billion yen, a 24.2 billion yen improvement over the previous fiscal year).

- Non-operating income (loss) improved as interest expenses decreased 13.7 billion yen, as a result of a decline in long-term debts.

(5) Ordinary income rose for four consecutive fiscal years (131 billion yen; a 27.2 billion yen or 26.3% increase over the previous fiscal year: the highest amount ever).

(6) Net income rose for two consecutive years (72.2 billion yen; a 23.1 billion yen or 47.3% increase over the previous fiscal year: the highest amount ever).

- Income taxes decreased as a result of tax reductions concerning research and development activities and investment activities with regard to information technology.

**2. Summary of Financial Position**

- Long-term debts decreased 196.1 billion yen, to 4,050.3 billion yen, at the end of the fiscal year (the non-consolidated balance at the end of the fiscal year was 3,943.4 billion yen).
- Total shareholders' equity increased 71.8 billion yen, to 765.9 billion yen, at the end of the fiscal year.

**3. Conditions of Cash Flow**

- Net cash provided by operating activities was 366.9 billion yen (a decrease of 13 billion yen, as a result of higher payments of accounts payable, etc. over the previous fiscal year).
- Net cash used in investing activities was 150.8 billion yen (a decrease of 18 billion yen, as a result of the lower capital expenditures over the previous fiscal year).
- Net cash used in financing activities was 217.3 billion yen (an increase of 9.4 billion yen, as a result of a greater reduction in long-term debts over the previous fiscal year).
- Cash and cash equivalents increased slightly to 79.5 billion yen (an increase of 1.8 billion yen) from the end of the previous fiscal year, reflecting the factors mentioned above.

**4. Forecasted Results of Operations for the Fiscal Year Ending March 31, 2005**

- Operating revenues: 1,386.2 billion yen (a 2.1 billion yen or 0.2% increase over the previous fiscal year).
- Ordinary income: 132.6 billion yen (a 1.5 billion yen or 1.2% increase over the previous fiscal year).
- Net income: 79.3 billion yen (a 7 billion yen or 9.7% increase over the previous fiscal year).

* The comparison of the figures of past fiscal years is made with respect to the fiscal year that ended March 1990, the fiscal year in which the Company adopted consolidated accounting.

[EXHIBIT 2]

## Comparison of Passenger-kilometers and Transportation Revenues (Central Japan Railway)

(Unit: Millions of passenger-kilometers, Billions of yen)

| | | | | FY 2002 | FY 2003 | Increase/(Decrease) | Year-Over-Year (%) | (For reference) Actual Results of the Six Months from 2003.10 to 2004.3 | Year-Over-Year (%) |
|---|---|---|---|---|---|---|---|---|---|
| Passenger-kilometers | | Shinkansen | Commuter | 1,088 | 1,096 | 8 | 100.8 | 534 | 101.9 |
| | | | Others | 38,501 | 39,244 | 743 | 101.9 | 19,705 | 103.7 |
| | | | Subtotal | 39,589 | 40,340 | 751 | 101.9 | 20,239 | 103.7 |
| | | Conventional Lines | Commuter | 5,060 | 5,132 | 73 | 101.4 | 2,454 | 101.4 |
| | | | Others | 3,819 | 3,800 | (18) | 99.5 | 1,870 | 99.7 |
| | | | Subtotal | 8,878 | 8,933 | 54 | 100.6 | 4,324 | 100.7 |
| | | Subtotal | Commuter | 6,148 | 6,229 | 81 | 101.3 | 2,988 | 101.5 |
| | | | Others | 42,320 | 43,044 | 724 | 101.7 | 21,574 | 103.3 |
| | | | Subtotal | 48,468 | 49,273 | 805 | 101.7 | 24,563 | 103.1 |
| Transportation Revenues | Passenger Fares | Shinkansen | Commuter | 13.2 | 13.2 | 0.0 | 100.1 | 6.5 | 100.4 |
| | | | Others | 925.8 | 944.2 | 18.3 | 102.0 | 475.7 | 103.6 |
| | | | Subtotal | 939.0 | 957.4 | 18.3 | 102.0 | 482.2 | 103.5 |
| | | Conventional Lines | Commuter | 32.0 | 32.3 | 0.2 | 100.7 | 15.8 | 101.0 |
| | | | Others | 74.1 | 73.3 | (0.8) | 98.9 | 36.1 | 99.0 |
| | | | Subtotal | 10.62 | 105.6 | (0.5) | 99.4 | 51.9 | 99.6 |
| | | Subtotal | Commuter | 45.3 | 45.5 | 0.2 | 100.6 | 22.3 | 100.8 |
| | | | Others | 999.9 | 1,017.5 | 17.5 | 101.8 | 511.9 | 103.2 |
| | | | Subtotal | 1,045.3 | 1,063.0 | 17.7 | 101.7 | 534.2 | 103.1 |
| | Parcel Fare | | | 0.1 | 0.2 | 0.0 | 147.1 | 0.1 | 150.0 |
| | Subtotal | | | 1,045.4 | 1,063.3 | 17.8 | 101.7 | 534.3 | 103.1 |

(Notes) 1. Any fraction, less than one unit, in passenger-kilometers is rounded to the nearest unit.
2. Any fraction, less than one unit, in transportation revenues is disregarded.

[EXHIBIT 3]

## Comparative Statement of Income and Retained Earnings (Consolidated)

(Unit: Billions of yen)

| Classifications | FY 2002 | FY 2003 | Increase/ (Decrease) | Year-Over -Year (%) | Main Factor of Increase/(Decrease) |
|---|---|---|---|---|---|
| | *[1.229]* | *[1.227]* | | | |
| **Operating Revenues** | 1,363.0 | 1,384.0 | 21.0 | 101.5 | |
| Transportation | 1,096.8 | 1,114.5 | 17.6 | 101.6 | Increase in our railway operations |
| Distribution | 165.6 | 169.4 | 3.8 | 102.3 | Increase in JR Nagoya Takashimaya |
| Real Estate | 36.2 | 38.0 | 1.8 | 105.1 | |
| Other Services | 64.2 | 61.9 | (2.2) | 96.4 | |
| **Operating Expenses** | 1,021.6 | 1,039.6 | 17.9 | 101.8 | Increase in allowance for large scale renovations |
| | *[1.051]* | *[1.052]* | | | |
| **Operating Income** | 341.4 | 344.4 | 3.0 | 100.9 | |
| **Non-Operating Income (Loss)** | (237.6) | (213.4) | 24.2 | 89.8 | |
| Non-Operating Revenues | 5.7 | 5.9 | 0.1 | 102.3 | |
| Non-Operating Expenses | 243.4 | 219.3 | (24.1) | 90.1 | Decrease in interest expense |
| | *[1.144]* | *[1.115]* | | | |
| **Ordinary Income** | 103.7 | 131.0 | 27.2 | 126.3 | |
| **Extraordinary Income or Loss** | 4.2 | (5.7) | (9.9) | -- | |
| Extraordinary Profit | 22.0 | 12.5 | (9.5) | 56.8 | |
| Extraordinary Loss | 17.8 | 18.2 | 0.4 | 102.4 | |
| **Net Income before Adjustment of Taxes** | 107.9 | 125.3 | 17.3 | 116.1 | |
| Income Taxes, Current | 67.1 | 64.9 | (2.1) | 96.7 | Tax Reductions concerning research and development activities, etc |
| Income Taxes, Deferred | (10.0) | (13.2) | (3.1) | 131.4 | |
| Minority Interest | 1.7 | 1.2 | (0.5) | 71.5 | |
| | *[1.136]* | *[1.079]* | | | |
| **Net Income** | 49.0 | 72.2 | 23.1 | 147.3 | |

(Notes) 1. Any fraction less than one unit is disregarded. The figure shown in [ ] brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

2. The breakdown of operating revenues is based on the amount of sales to outside customers, according to industrial segments.

## Operating Income (Loss) According to Industrial Segments

(Unit: Billions of yen)

| Classifications | Segments | FY 2002 | FY 2003 | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|---|
| **Operating Revenues** | Transportation | 1,108.0 | 1,125.5 | 17.5 | 101.6 |
| | Distribution | 175.8 | 176.2 | 0.4 | 100.2 |
| | Real Estate | 53.2 | 55.4 | 2.1 | 104.1 |
| | Other Services | 128.4 | 139.6 | 11.2 | 108.7 |
| | Elimination or Corporate | (102.6) | (112.9) | (10.3) | 110.1 |
| | Total | 1,363.0 | 1,384.0 | 21.0 | 101.5 |
| **Operating Income** | Transportation | 322.3 | 324.0 | 1.6 | 100.5 |
| | Distribution | 5.1 | 5.3 | 0.1 | 103.4 |
| | Real Estate | 10.5 | 12.1 | 1.6 | 115.7 |
| | Others | 3.7 | 3.0 | (0.7) | 80.7 |
| | Elimination or Corporate | (0.4) | (0.1) | 0.2 | 40.6 |
| | Total | 341.4 | 344.4 | 3.0 | 100.9 |

(Notes) 1. Any fraction less than one unit is disregarded.

2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

[EXHIBIT 4]

## Comparative Balance Sheet (Consolidated)

(Unit: Billions of yen)

| Classifications | At the End of March 2003 | At the End of March 2004 | Increase/ (Decrease) | Main Factor of Increase / (Decrease) |
|---|---|---|---|---|
| **Current Assets** | 171.9 | 173.8 | 1.9 | |
| **Fixed Assets** | 5,406.6 | 5,299.6 | (107.0) | |
| Property and Equipment | 5,168.6 | 5,048.1 | (120.4) | Decrease resulting from depreciation and amortization |
| Intangible Fixed Assets | 35.1 | 29.6 | (5.5) | |
| Investments and Other Assets | 202.7 | 221.8 | 19.0 | |
| **Total Assets** | 5,578.5 | 5,473.5 | (105.0) | |
| **Current Liabilities** | 530.0 | 602.9 | 72.8 | |
| **Fixed Liabilities** | 4,343.5 | 4,092.6 | (250.9) | |
| **Total Liabilities** | 4,873.6 | 4,695.5 | (178.1) | |
| [Long-term Debt] | 4,246.4 | 4,050.3 | (196.1) | The Company: (182.0) Subsidiaries: (14.0) |
| **Minority Interest** | 10.7 | 11.9 | 1.2 | |
| **Total Shareholders' Equity** | 694.1 | 765.9 | 71.8 | |
| **Total Liabilities, Minority Interest and Shareholders' Equity** | 5,578.5 | 5,473.5 | (105.0) | |

(Note) Any fraction less than one unit is disregarded.

## Comparative Statement of Cash Flows (Consolidated)

(Unit: Billions of yen)

| Classifications | FY 2002 | FY 2003 | Increase/ (Decrease) | Main Factor of Increase/(Decrease) |
|---|---|---|---|---|
| **Operating Activities** | 382.9 | 369.9 | (13.0) | |
| Income Before Income Taxes and Minority Interest. | 107.9 | 125.3 | 17.3 | |
| Depreciation and Amortization | 221.0 | 225.4 | 4.3 | |
| Other | 53.9 | 19.2 | (34.7) | Increase in payment of payables |
| **Investing Activities** | (168.9) | (150.8) | 18.0 | |
| Purchase of property, equipment and intangible fixed assets | (181.8) | (169.6) | 12.1 | Decrease in capital expenditures |
| Other | 12.8 | 18.8 | 5.9 | |
| **[Free Cash Flows (Operations plus Investments)]** | [214.0] | [219.0] | [5.0] | |
| **Financing Activities** | (207.8) | (217.3) | (9.4) | |
| Long-term Borrowings and Issuance of Bonds | 101.0 | 82.0 | (19.0) | Decrease in financing by way of issuing corporate bonds |
| Repayment of Long-term Debt | (278.0) | (278.1) | (0) | |
| Other | (30.7) | (21.2) | 9.5 | |
| Increase in Cash and Cash Equivalents | 6.1 | 1.7 | (4.4) | |
| Cash and Cash Equivalents, Beginning of Year | 71.4 | 77.6 | 6.1 | |
| Increase in Cash and Cash Equivalents upon Merger | -- | 0.1 | 0.1 | |
| Cash and Cash Equivalent, End of Year | 77.6 | 79.5 | 1.8 | |

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 5]

## Forecasted Results of Operations for the Next Fiscal Year (Consolidated)

(Unit: Billions of yen)

| Classifications | FY 2003 (Actual Results) | FY 2004 (Forecasted Results) | Increase/(Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|
| Operating Revenues | *[1.227]* 1,384.0 | *[1.228]* 1,386.2 | 2.1 | 100.2 |
| Operating Expenses | 1,039.6 | 1,055.4 | 15.7 | 101.5 |
| Operating Income | *[1.052]* 344.4 | *[1.048]* 330.8 | (13.6) | 96.0 |
| Ordinary Income | *[1.115]* 131.0 | *[1.108]* 132.6 | 1.5 | 101.2 |
| Net Income | 72.2 | 79.3 | 7.0 | 109.7 |

(Note) Any fraction less than one unit is disregarded. The figure shown in *[ ]* brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

## Forecasted Results of Operations by Industrial Segments

(Unit: Billions of yen)

| Classifications | | FY 2003 (Actual Results) | FY 2004 (Forecasted Results) | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|---|
| **Operating Revenues** | Transportation | 1,125.5 | 1,127.0 | 1.4 | 100.1 |
| | Distribution | 176.2 | 178.2 | 1.9 | 101.1 |
| | Real Estate | 55.4 | 55.0 | (0.4) | 99.1 |
| | Other Services | 139.6 | 127.9 | (11.7) | 91.6 |
| | Elimination or Corporate | (112.9) | (101.9) | 11.0 | 90.2 |
| | Total | 1,384.0 | 1,386.2 | 2.1 | 100.2 |
| **Operating Income** | Transportation | 324.0 | 312.4 | (11.6) | 96.4 |
| | Distribution | 5.3 | 5.6 | 0.2 | 104.3 |
| | Real Estate | 12.1 | 11.5 | (0.6) | 94.3 |
| | Others | 3.0 | 1.4 | (1.6) | 46.0 |
| | Elimination or Corporate | (0.1) | (0.1) | 0 | 58.8 |
| | Total | 344.4 | 330.8 | (13.6) | 96.0 |

(Notes)
1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

## Estimated Long-term Debts to be Decreased (Consolidated / Non-Consolidated)

(Unit: Billions of yen)

| Classifications | FY 2003 | | FY 2004 | |
|---|---|---|---|---|
| | Balance at the End of Fiscal Year (Actual Results) | Actual Amount of Decrease | Balance at the End of Fiscal Year (Estimated) | Estimated Amount of Decrease |
| Balance of Long-term Debts (Consolidated) | 4,050.3 | (196.1) | 3,853.3 | (197.0) |
| Balance of Long-term Debts (Non-consolidated) | 3,943.4 | (182.0) | 3,753.4 | (190.0) |

[EXHIBIT 6]

## Comparative Statement of Income and Retained Earnings (Non-consolidated)

(Unit: Billions of yen)

| Classifications | FY 2002 | FY 2003 | Increase/ (Decrease) | Year-Over-Year (%) | Main Factor of Increase/(Decrease) |
|---|---|---|---|---|---|
| **Operating Revenues** | 1,109.3 | 1,127.7 | 18.4 | 101.7 | |
| Transportation | 1,045.4 | 1,063.3 | 17.8 | 101.7 | Increase relating to the Shinkansen |
| Other Services | 63.8 | 64.4 | 0.5 | 100.9 | |
| **Operating Expenses** | 784.6 | 800.4 | 15.8 | 102.0 | |
| Personnel Expenses | 173.5 | 170.5 | (3.0) | 98.2 | Decrease in number of employees |
| Non-Personnel Expenses | 368.5 | 384.0 | 15.5 | 104.2 | Increase in allowance for large scale renovations |
| Taxes Other Than Income Taxes | 34.5 | 33.6 | (0.9) | 97.3 | |
| Depreciation and Amortization | 208.0 | 212.2 | 4.2 | 102.0 | Increase resulting from change of method of depreciation, etc. |
| **Operating Income** | 324.7 | 327.3 | 2.5 | 100.8 | |
| **Non-Operating Income (Loss)** | (234.0) | (209.8) | 24.1 | 89.7 | |
| Non-Operating Revenues | 5.4 | 5.7 | 0.3 | 106.1 | |
| Non-Operating Expenses | 239.4 | 215.5 | (23.8) | 90.0 | Decrease in interest expenses |
| **Ordinary Income** | 90.7 | 117.5 | 26.7 | 129.5 | |
| **Extraordinary Income or Loss** | 5.8 | (3.4) | (9.3) | -- | |
| Extraordinary Profit | 21.3 | 11.9 | (9.4) | 55.9 | |
| Extraordinary Loss | 15.4 | 15.4 | (0) | 99.7 | |
| **Net Income before Adjustment of Taxes** | 96.6 | 114.0 | 17.4 | 118.0 | |
| Income Taxes, Current | 63.6 | 60.0 | (3.6) | 94.3 | Tax reductions concerning research and development activities |
| Deferred Taxes | (10.2) | (12.9) | (2.7) | 126.7 | |
| **Net Income** | 43.1 | 66.9 | 23.7 | 155.1 | |

(Note) Any fraction less than one unit is disregarded.

## Long-term Debts (Non-Consolidated)

(Unit: Billions of yen)

| | FY 1991 | FY 2002 | FY 2003 |
|---|---|---|---|
| Balance of Long-term Debts (at fiscal year-end) | 5,456.2 | 4,125.5 | 3,943.4 |
| Amount Decreased per Annum | -- | (163.7) | (182.0) |
| Accumulated Decreased Amount | -- | (1,330.7) | (1,512.7) |

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 7]

## Forecasted Results of Operations for the Next Fiscal Year (Non-Consolidated)

(Unit: Billions of yen)

| Classifications | FY 2003 (Actual Results) | FY 2004 (Forecasted Results) | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|
| **Operating Revenues** | 1,127.7 | 1,128.4 | 0.6 | 100.1 |
| Transportation | 1,063.3 | 1,064.8 | 1.4 | 100.1 |
| Other Services | 64.4 | 63.6 | (0.8) | 98.7 |
| **Operating Expenses** | 800.4 | 812.9 | 12.4 | 101.6 |
| Personnel Expenses | 170.5 | 165.2 | (5.3) | 96.9 |
| Non-Personnel Expenses | 384.0 | 372.1 | (11.9) | 96.9 |
| Taxes Other Than Income Taxes | 33.6 | 35.2 | 1.5 | 104.7 |
| Depreciation and Amortization | 212.2 | 240.4 | 28.1 | 113.3 |
| **Operating Income** | 327.3 | 315.5 | (11.8) | 96.4 |
| **Non-Operating Income (Loss)** | (209.8) | (195.8) | 14.0 | 93.3 |
| Non-Operating Revenues | 5.7 | 5.4 | (0.3) | 93.7 |
| Non-Operating Expenses | 215.5 | 201.2 | (14.3) | 93.3 |
| **Ordinary Income** | 117.5 | 119.7 | 2.1 | 101.9 |
| **Extraordinary Income or Loss** | (3.4) | -- | 3.4 | -- |
| **Net Income before Adjustment of Taxes** | 114.0 | 119.7 | 5.6 | 105.0 |
| Accrued Income Taxes | 47.0 | 45.0 | (2.0) | 95.6 |
| **Net Income** | 66.9 | 74.7 | 7.7 | 111.5 |

(Note) Any fraction less than one unit is disregarded.

## ○Scheduled Amount of Capital Expenditures

(Unit: Billions of yen)

| | FY 2003 (Actual Results) | FY 2004 (Scheduled) | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|
| Capital Expenditures | 155.5 | 141.0 | (14.5) | 90.7 |

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 8]

## Referential Figures for the End of Fiscal Years (Consolidated)

| | Unit | FY 2002 | FY 2003 | Increase/ (Decrease) |
|---|---|---|---|---|
| Finance Income and Expenditures | Billions of yen | (206.8) | (193.1) | 13.6 |
| Interest Expense, etc. | Billions of yen | 207.4 | 193.6 | (13.7) |
| Earnings per Share (EPS) | Yen | 21,801.76 | 32,172.54 | 10,370.78 |
| Return on Equity (ROE) | % | 7.2 | 9.9 | 2.7 |
| Equity Ratio | % | 12.4 | 14.0 | 1.6 |
| Capital Expenditure | Billions of yen | 177.9 | 173.2 | (4.7) |
| Long-term Debts (Year-End) | Billions of yen | 4,246.4 | 4,050.3 | (196.1) |
| Average Interest (Year-End) | % | 4.69 | 4.57 | (0.12) |

(Note) Average number of shares for the term: 2,238,052 shares for FY 2002 and 2,238,052 shares for FY 2003.

## Referential Figures for the End of the Fiscal Years (Non-consolidated)

| | Unit | FY 2002 | FY 2003 | Increase/ (Decrease) |
|---|---|---|---|---|
| Finance Income and Expenditures | Billions of yen | (203.3) | (190.1) | 13.2 |
| Interest Expense, etc. | Billions of yen | 204.0 | 190.7 | (13.2) |
| Earnings per Share (EPS) | Yen | 19,152.65 | 29,778.01 | 10,625.36 |
| Return on Equity (ROE) | % | 6.4 | 9.2 | 2.8 |
| Equity Ratio | % | 12.9 | 14.3 | 1.4 |
| Capital Expenditure | Billions of yen | 169.8 | 155.5 | (14.3) |
| Long-term Debts (Year-End) | Billions of yen | 4,125.5 | 3,943.4 | (182.0) |
| Average Interest (Year-End) | % | 4.75 | 4.62 | (0.13) |

(Note) Average number of shares for the term: 2,240,000 shares for FY 2002 and 2,240,000 shares for FY 2003.

(For Reference)

Settlement of Accounts for the Fiscal Year 2003

[Consolidated Settlement of Accounts]

- Operating revenues: 1,384.0 billion yen (a 21.0 billion yen or 1.5% increase over the previous fiscal year)
- Ordinary income: 131.0 billion yen (a 27.2 billion yen or 26.3% increase over the previous fiscal year)
- Net income: 72.2 billion yen (a 23.1 billion yen or 47.3% increase over the previous fiscal year)

[Non-Consolidated Settlement of Accounts]

- Operating revenues: 1,127.7 billion yen (a 18.4 billion yen or 1.7% increase over the previous fiscal year)
- Ordinary income: 117.5 billion yen (a 26.7 billion yen or 29.5% increase over the previous fiscal year)
- Net income: 66.9 billion yen (a 23.7 billion yen or 55.1% increase over the previous fiscal year)

| | Consolidated | Non-Consolidated |
|---|---|---|
| Operating Revenues | ● The highest amount ever<br>● First increase in two fiscal years | ● First increase in two fiscal years |
| Ordinary Income | ● The highest amount ever<br>● Growth for four consecutive fiscal years<br>● First simultaneous growth, in both operating revenues and ordinary income, in two fiscal years | ● Growth for three consecutive fiscal years<br>● First simultaneous growth, in both operating revenues and ordinary income, in two fiscal years |
| Net Income | ● The highest amount ever<br>● Growth for two consecutive fiscal years<br>● First simultaneous growth, in both operating revenues and net income, in three fiscal years | ● The highest amount ever<br>● Growth for two consecutive fiscal years<br>● First simultaneous growth, in both operating revenues and net income, in three fiscal years |

(Note) The column entitled "Consolidated" indicates the results from fiscal year 1990, the fiscal year in which the Company adopted consolidated accounting, and the column entitled "Non-Consolidated" indicates the results from the fiscal year 1988, the fiscal year in which the establishment of the Company took place.

[TRANSLATION]

# First Quarter Financial Review and Performance for the Consolidated Fiscal Year Ended March 31, 2005
(From April 1, 2004 to June 30, 2004)

July 30, 2004

Name of Listed Company: Central Japan Railway Company ("JR Central" or the "Company")
(Code No.: 9022; 1st of the Tokyo, Osaka and Nagoya Stock/Securities Exchanges)
(URL http://jr-central.co.jp)


Representative:
Title: President and Representative Director
Name: Masayuki Matsumoto
Contact Person:
Title: General Manager of the Public Relations Department
Name: Masami Miyazawa
Telephone No: (052) 564-2549


1. Matters relating to the preparation of the quarterly financial information

(1) Whether the simplified method is adopted for the accounting procedure or not: Not adopted
(2) Change in the accounting method from the most recent consolidated fiscal year: Applicable
(3) Change in the scope of the consolidation and equity method: None

2. First Quarter Financial Review and Performance for the Consolidated Fiscal Year Ended March 31, 2005 (From April 1, 2004 to June 30, 2004)

(1) Progress of the Consolidated Operating Results

Note: Any fraction less than one million yen is disregarded.

| | Operating revenues | | Operating income | | Ordinary income | | Net income of the quarter | |
|---|---|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 06/2004 | 345,931 | 3.4 | 95,726 | (0.9) | 50,253 | 10.8 | 43,729 | 69.4 |
| 06/2003 | 334,534 | - | 96,591 | - | 45,349 | - | 25,821 | - |
| Reference: 03/2004 | 1,384,055 | | 344,445 | | 131,027 | | 72,278 | |

| | Net income of the quarter per share | Net income of the quarter per share after adjustment for potential shares |
|---|---|---|
| | Yen | Yen |
| 06/2004 | 19,539.20 | - |
| 06/2003 | 11,537.56 | - |
| Reference: 03/2004 | 32,172.54 | - |

Note: Percentages in the above items of operating revenues, operating income, ordinary income and net income of the quarter show the increase or decrease from the same quarter of the previous fiscal year; provided, however, the entry of percentages in the said items for the first quarter ended June 30, 2002 was omitted, as the relevant figures for the first quarter ended June 30, 2003 were not prepared.

(2) Variation in the Consolidated Financial Status

| | Total assets | Shareholders' equity | Ratio of shareholders' equity | Shareholders' equity per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 06/2004 | 5,493,781 | 803,205 | 14.6 | 358,885.97 |
| 06/2003 | 5,612,482 | 715,676 | 12.8 | 319,776.41 |
| Reference: 03/2004 | 5,473,512 | 765,970 | 14.0 | 342,126.07 |

<Consolidated Cash Flow Status>

| | Net cash provided by operating activities | Net cash used in investing activities | Net cash used in financing activities | Cash and cash equivalents, end of year |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Millions of yen |
| 06/2004 | 111,891 | (10,418) | (17,482) | 163,953 |
| 06/2003 | 83,038 | (41,598) | 28,368 | 147,605 |
| Reference: 03/2004 | 369,981 | (150,895) | (217,328) | 79,554 |

[Reference]

Forecasts for the fiscal year ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

| | Operating revenues | Ordinary income | Net income |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| Interim | 687,900 | 88,800 | 66,100 |
| Annual | 1,386,200 | 132,600 | 92,000 |

For reference: The forecasted net income per share (annual): 41,107.18 yen.

* The actual results may differ from the above forecasts depending on future economic conditions and certain other factors. The above forecasts were adjusted after the announcement of the financial statements for the fiscal year ended March 31, 2004, reflecting the effect of a gain on sales of shares of Vodafone, etc.

[Annexed Materials]

*Translation omitted.*

(III) Summary of the Quarterly Consolidated Financial Statements

I Summary of the Quarterly Consolidated Balance Sheets

(Millions of yen)

| Classifications | Previous consolidated fiscal year (as of March 31, 2004) | At the end of the current quarter (as of June 30, 2004) | Increase/ (Decrease) | (Reference) At the end of the previous quarter (as of June 30, 2003) |
|---|---|---|---|---|
| | Amount | Amount | Amount | Amount |
| (ASSETS) | | | | |
| I Current Assets | | | | |
| 1. Cash and deposits | 59,205 | 162,143 | 102,937 | 147,507 |
| 2. Trade notes and accounts receivables | 21,454 | 17,815 | (3,638) | 19,359 |
| 3. Railway usage charges, uncollected | 16,445 | 13,382 | (3,062) | 12,783 |
| 4. Other current assets | 76,779 | 54,673 | (22,106) | 49,176 |
| Total Current Assets | 173,884 | 248,015 | 74,130 | 228,826 |
| II Fixed Assets | | | | |
| 1. Property and equipment | 5,048,198 | 5,004,238 | (43,959) | 5,141,897 |
| 2. Intangible fixed assets | 29,601 | 21,695 | (7,905) | 36,856 |
| 3. Investment and other assets | 221,828 | 219,832 | (1,996) | 204,901 |
| Total Fixed Assets | 5,299,627 | 5,245,766 | (53,861) | 5,383,655 |
| TOTAL ASSETS | 5,473,512 | 5,493,781 | 20,269 | 5,612,482 |
| (LIABILITIES) | | | | |
| I Current Liabilities | | | | |
| 1. Trade notes and accounts payables | 42,234 | 30,404 | (11,830) | 33,220 |
| 2. Current portion of long-term debt | 109,318 | 106,986 | (2,331) | 41,540 |
| 3. Current portion of long-term payables for purchase of railway facilities | 194,635 | 194,635 | - | 183,015 |
| 4. Other current liabilities | 256,728 | 259,127 | 2,399 | 251,011 |
| Total Current Liabilities | 602,916 | 591,154 | (11,762) | 508,787 |
| II Long-term Liabilities | | | | |
| 1. Bonds | 285,000 | 295,000 | 10,000 | 275,000 |
| 2. Long-term debt | 633,025 | 613,344 | (19,680) | 699,196 |
| 3. Long-term payables for purchase of railway facilities | 2,828,391 | 2,828,391 | - | 3,073,608 |
| 4. Other long-term liabilities | 346,240 | 350,043 | 3,802 | 328,932 |
| Total Long-term Liabilities | 4,092,657 | 4,086,779 | (5,877) | 4,376,737 |
| TOTAL LIABILITIES | 4,695,574 | 4,677,933 | (17,640) | 4,885,525 |
| (MINORITY INTERESTS) | | | | |
| Minority Interests | 11,967 | 12,642 | 674 | 11,280 |
| (SHAREHOLDERS' EQUITY) | | | | |
| I Paid-in Capital | 112,000 | 112,000 | - | 112,000 |
| II Capital Surplus | 53,500 | 53,500 | - | 53,500 |
| III Retained Earnings | 590,174 | 628,232 | 38,057 | 549,317 |
| IV Unrealized Gains on Available-for-Sale Securities | 11,216 | 10,394 | (822) | 1,779 |
| V Treasury Stock | (921) | (921) | - | (921) |
| TOTAL SHAREHOLDERS' EQUITY | 765,970 | 803,205 | 37,235 | 715,676 |
| TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY | 5,473,512 | 5,493,781 | 20,269 | 5,612,482 |

(Note) Any fraction less than one million yen is disregarded.

II Summary of Quarterly Consolidated Statements of Income

(Millions of yen)

| Classifications | First quarter of the previous consolidated fiscal year (from April 1, 2003 to June 30, 2003) | First quarter of the current consolidated fiscal year (from April 1, 2004 to June 30, 2004) | Increase/ (Decrease) | (Reference) Previous consolidated fiscal year (from April 1, 2003 to March 31, 200) |
|---|---|---|---|---|
| | Amount | Amount | Amount | Amount |
| I Operating Revenues | 334,534 | 345,931 | 11,396 | 1,384,055 |
| II Operating Costs and Expenses | 237,943 | 250,205 | 12,262 | 1,039,610 |
| 1. Transportation, other services and cost of sales | 194,813 | 200,147 | 5,334 | 871,208 |
| 2. Selling, general and administrative expenses | 43,130 | 50,058 | 6,928 | 168,401 |
| Operating income | 96,591 | 95,726 | (865) | 344,445 |
| III Non-operating Income | 1,006 | 923 | (82) | 5,931 |
| 1. Interest income and dividend income | 298 | 433 | 134 | 561 |
| 2. Other non-operating income | 707 | 490 | (217) | 5,370 |
| IV Non-operating Expenses | 52,248 | 46,396 | (5,852) | 219,348 |
| 1. Interest expense | 6,874 | 6,799 | (75) | 27,550 |
| 2. Interest expense for long-term payables for purchase of railway facilities | 42,084 | 38,973 | (3,111) | 166,148 |
| 3. Other non-operating expenses | 3,288 | 622 | (2,665) | 25,649 |
| Ordinary Income | 45,349 | 50,253 | 4,903 | 131,027 |
| V Extraordinary Income | 130 | 22,866 | 22,735 | 12,521 |
| 1. Contributions for the construction of railway facilities received | 3 | 958 | 955 | 10,758 |
| 2. Gain on sales of investment securities | - | 21,782 | 21,782 | 738 |
| 3. Other extraordinary income | 127 | 125 | (1) | 1,024 |
| VI Extraordinary Loss | 823 | 1,301 | 477 | 18,245 |
| 1. Loss on reduction of property and equipment | 112 | 958 | 846 | 10,475 |
| 2. Other extraordinary loss | 711 | 342 | (369) | 7,769 |
| Income before income taxes and minority interests (of the quarter) | 44,656 | 71,818 | 27,162 | 125,303 |
| Income taxes, current | 15,263 | 24,435 | 9,171 | 64,989 |
| Income taxes, deferred | 3,086 | 2,938 | (147) | (13,225) |
| Minority interests | 484 | 714 | 230 | 1,261 |
| Net income (of the quarter) | 25,821 | 43,729 | 17,908 | 72,278 |

(Note) Any fraction less than one million yen is disregarded.

(Change in the accounting method)

The depreciation of the buildings and structures relating to the Shinkansen railway ground facilities was historically determined by the straight-line method; however, the declining-balance method was adopted from this consolidated fiscal year.

The effects of this change were to increase the depreciation and amortization of this quarter by 9,480 million yen and to decrease the operating income, ordinary income and income before income taxes and minority interests of the quarter by the same amount, compared with the respective amounts if computed by the previous method.

III Summary of Quarterly Consolidated Statements of Cash Flows

(Millions of yen)

| Classifications | First quarter of the previous consolidated fiscal year (from April 1, 2003 to June 30, 2003) | First quarter of the current consolidated fiscal year (from April 1, 2004 to June 30, 2004) | Increase/ (Decrease) | (Reference) Previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) |
|---|---|---|---|---|
| | Amount | Amount | Amount | |
| I Operating Activities | | | | |
| 1. Income before income taxes and minority interests (of the quarter) | 44,656 | 71,818 | 27,162 | 125,303 |
| 2. Depreciation and amortization | 55,672 | 61,449 | 5,777 | 225,439 |
| 3. Interest and dividend income | (298) | (433) | (134) | (561) |
| 4. Interest expense | 48,959 | 45,773 | (3,186) | 193,699 |
| 5. Gain on sales of investment securities | - | (21,782) | (21,782) | (738) |
| 6. Decrease (increase) in trade payables | 4,411 | 6,689 | 2,278 | (1,345) |
| 7. Increase (decrease) in purchased liabilities | (7,683) | (11,882) | (4,199) | 1,331 |
| 8. Decrease in account payable | (32,383) | (14,756) | 17,627 | (16,596) |
| 9. Other | 10,629 | 10,790 | 161 | 106,688 |
| Sub-total | 123,963 | 147,668 | 23,704 | 633,220 |
| 10. Interest and dividend received | 330 | 462 | 131 | 594 |
| 11. Interest paid | (5,576) | (5,290) | 285 | (195,629) |
| 12. Income taxes paid | (35,679) | (30,948) | 4,730 | (68,204) |
| Net cash provided by operating activities | 83,038 | 111,891 | 28,852 | 369,981 |
| II Investing Activities | | | | |
| 1. Purchase of property and equipment and intangible fixed assets | (47,619) | (36,274) | 11,344 | (169,698) |
| 2. Proceeds from sales of marketable and investment securities | - | 21,495 | 21,495 | 1,111 |
| 3. Other, net | 6,020 | 4,361 | (1,659) | 17,690 |
| Net cash used in investing activities | (41,598) | (10,418) | 31,180 | (150,895) |
| III Financing Activities | | | | |
| 1. Proceeds from bonds issuance and long-term debt | 35,000 | 10,000 | (25,000) | 82,000 |
| 2. Repayment of long-term liabilities | (9,113) | (22,012) | (12,899) | (278,103) |
| 3. Other, net | 2,482 | (5,469) | (7,951) | (21,224) |
| Net cash used in financing activities | 28,368 | (17,482) | (45,851) | (217,328) |
| IV Net Increase in Cash and Cash Equivalents | 69,808 | 83,990 | 14,181 | 1,757 |
| V Cash and Cash Equivalents, Beginning of Year | 77,669 | 79,554 | 1,884 | 77,669 |
| VI Cash and Cash Equivalents Increased by Merger of Consolidated Subsidiaries with Unconsolidated Subsidiaries | 127 | 409 | 281 | 127 |
| VII Cash and Cash Equivalents, End of Year (of the Quarter) | 147,605 | 163,953 | 16,348 | 79,554 |

(Note) Any fraction less than one million yen is disregarded.

Segment Information

*Translation omitted.*

Reference Material

[EXHIBIT 1]

Summary of the Results of Operations for the Period from April 1 to June 30, 2004
(Consolidated)

July 30, 2004
Central Japan Railway Company

**1. Summary of Operating Results**

- Operating revenues increased due to a growth in railway operations of the Tokaido Shinkansen as a result of, among other things, the revisions of the timetable, and the fares and product system, etc. in last October.
- Ordinary income increased as a result of, among other things, a decrease of long-term debts, which enabled non-operating expenses to decrease. In addition, the net income increased due to a gain on sales of shares of Vodafone, etc.

(1) Operating revenues (345.9 billion yen; a 11.3 billion yen or 3.4% increase year-over-year)

- The passenger volume of the Tokaido Shinkansen (passenger-kilometers) increased 4.9% year-over-year due to the effects of revisions of the timetable, and the fares and product system, etc. in last October. As a result, railway operations of the Shinkansen increased 11.0 billion yen (4.8%) and the non-consolidated railway operations, including conventional lines, increased 11.1 billion yen (4.3%).
- Operating revenues of "JR Nagoya Takashimaya" increased 0.2 billion yen, due to the effect of the renovations, etc. of the sales floor in February 2004.

(2) Operating expenses (95.7 billion yen; a 0.8 billion yen or 0.9% decrease year-over-year)

- Operating expenses increased 12.2 billion yen due to the change in the method of depreciation and amortization with respect to the Shinkansen railway ground facilities (an effect of 9.4 billion yen).

(3) Ordinary income (50.2 billion yen; a 4.9 billion yen or 10.8%, increase year-over-year)

- Interest expense decreased as, among other things, long-term debts, decreased, whereby non-operating income (loss) improved 5.7 billion yen.

(4) Net income (43.7 billion yen; a 17.9 billion yen or 69.4% increase year-over-year)

- A gain on sales of shares of Vodafone, etc. (21.7 billion yen) was recorded as extraordinary income of Central Japan Railway and its consolidated subsidiaries.

**2. Forecasts of Results of Operations for the Fiscal Year Ending March 31, 2005**

With respect to the previously announced figures (the figures announced at the end of March 2004), we will make an upward adjustment of 12.7 billion yen on both the half year and full year net income (12.3 billion yen for non-consolidated) to reflect the effect of a gain on sale of the shares of Vodafone, etc.

[EXHIBIT 2]

Summary of Quarterly Balance Sheet (Non-consolidated) (Unit: Millions of yen)

| Classifications | Previous Fiscal Year (As of March 31, 2004) | At the End of This Quarter (As of June 30, 2004) | Increase / (Decrease) | (Reference) At the End of the Same Quarter of the Previous Fiscal Year (As of June 30, 2003) |
|---|---|---|---|---|
| (ASSETS) | | | | |
| Current Assets | 137,079 | 215,453 | 78,374 | 186,180 |
| Fixed Assets | 5,165,198 | 5,112,061 | (53,137) | 5,249,703 |
| Total Assets | 5,302,278 | 5,327,514 | 25,236 | 5,435,884 |
| (LIABILITIES) | | | | |
| Current Liabilities | 586,608 | 579,598 | (7,009) | 491,304 |
| Fixed Liabilities | 3,958,287 | 3,954,678 | (3,608) | 4,233,955 |
| Total Liabilities | 4,544,895 | 4,534,277 | (10,618) | 4,725,260 |
| (SHAREHOLDERS' EQUITY) | | | | |
| Paid-In Capital | 112,000 | 112,000 | -- | 112,000 |
| Capital Surplus | 53,500 | 53,500 | -- | 53,500 |
| Retained Earnings | 581,137 | 617,478 | 36,340 | 543,910 |
| Difference of Evaluation of Other Securities | 10,744 | 10,259 | (485) | 1,213 |
| Total Shareholders' Equity | 757,382 | 793,237 | 35,855 | 710,623 |
| Total Liabilities and Shareholders' Equity | 5,302,278 | 5,327,514 | 25,236 | 5,435,884 |

Summary of Quarterly Statement of Income and Retained Earnings (Non-consolidated) (Unit: Millions of yen)

| Classifications | The Same Quarter of the Previous Fiscal Year (from April 1, 2003 to June 30, 2003) | This Quarter (from April 1, 2004 to June 30, 2004) | Increase / (Decrease) | (Reference) Previous Fiscal Year (from April 1, 2003 to June 30, 2003) |
|---|---|---|---|---|
| Operating Revenues | 272,403 | 283,440 | 11,037 | 1,127,783 |
| Operating Expenses | 180,723 | 191,153 | 10,430 | 800,463 |
| Operating Income | 91,680 | 92,287 | 606 | 327,319 |
| Non-Operating Revenues | 936 | 887 | (49) | 5,762 |
| Non-Operating Expenses | 51,146 | 45,715 | (5,430) | 215,573 |
| Ordinary Income | 41,471 | 47,459 | 5,987 | 117,508 |
| Extraordinary Profit | 112 | 21,567 | 21,454 | 11,942 |
| Extraordinary Loss | 670 | 958 | 288 | 15,420 |
| Quarterly Net Income before Adjustment of Taxes | 40,913 | 68,068 | 27,154 | 114,030 |
| Income Taxes, Current | 13,901 | 23,060 | 9,159 | 60,036 |
| Income Taxes, Deferred | 2,863 | 2,793 | (69) | (12,982) |
| Net Income | 24,149 | 42,215 | 18,065 | 66,977 |

Forecasted Results of Operations (Non-Consolidated) for Fiscal Year Ending March 31, 2005 (from April 1, 2004 to March 31, 2005)

| | Operating Revenue | Ordinary Income | Net Income |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| First Half of Fiscal Year | 563,500 | 83,100 | 63,500 |
| Full Fiscal Year | 1,128,400 | 119,700 | 87,000 |

(Reference) Estimated earning per share (for full fiscal year): 38,839.29 yen

(Note) The actual results of operations may vary from the estimated results of operations depending on the economic conditions, etc. In addition, with respect to the above described estimated results of operations, the figures announced at the profit announcement of March 2004 have been restated to reflect the effect of a gain on the sale of shares of Vodafone, etc.

[EXHIBIT 3]

## Comparison of Passenger-kilometers and Transportation Revenues (Central Japan Railway)

(Unit: Millions of passenger-kilometers, Billions of yen)

| | | | | First Quarter of FY 2003 | First Quarter of FY 2004 | Year-Over-Year (%) |
|---|---|---|---|---|---|---|
| Passenger-kilometers | Shinkansen | | Commuter | 28.8 | 29.9 | 103.7 |
| | | | Others | 958.3 | 1,005.9 | 105.0 |
| | | | Subtotal | 987.1 | 1,035.8 | 104.9 |
| | Conventional Lines | | Commuter | 139.4 | 139.5 | 100.1 |
| | | | Others | 92.7 | 93.3 | 100.6 |
| | | | Subtotal | 232.1 | 232.8 | 100.3 |
| | Subtotal | | Commuter | 168.2 | 169.4 | 100.7 |
| | | | Others | 1,051.0 | 1,099.2 | 104.6 |
| | | | Subtotal | 1,219.2 | 1,268.6 | 104.1 |
| Transportation Revenues | Passenger Fares | Shinkansen | Commuter | 3.4 | 3.4 | 100.8 |
| | | | Others | 227.6 | 238.6 | 104.9 |
| | | | Subtotal | 231.0 | 242.1 | 104.8 |
| | | Conventional Lines | Commuter | 8.3 | 8.4 | 100.3 |
| | | | Others | 17.8 | 17.7 | 99.9 |
| | | | Subtotal | 26.2 | 26.2 | 100.1 |
| | | Subtotal | Commuter | 11.8 | 11.9 | 100.4 |
| | | | Others | 245.4 | 256.4 | 104.5 |
| | | | Subtotal | 257.2 | 268.3 | 104.3 |
| | Parcel Fare | | | 0.0 | 0.0 | -- |
| | Subtotal | | | 257.3 | 268.4 | 104.3 |

(Notes) 1. Any fraction, less than one unit, in passenger-kilometers, is rounded to the nearest unit.
2. Any fraction, less than one unit, in transportation revenues is disregarded.

[TRANSLATION]

# Brief Announcement of the Semi-Annual Consolidated Financial Statements for the Fiscal Year Ended March 31, 2005

November 11, 2004

| | |
|---|---|
| Name of Listed Company: | Central Japan Railway Company ("JR Central" or the "Company") |
| Listed stock/securities exchanges: | Tokyo, Osaka and Nagoya Stock/Securities Exchanges |
| Location of the head office: | Aichi Prefecture |
| Code No.: | 9022 |
| (URL http://jr-central.co.jp) | |
| Representative: | |
| Title: | President and Representative Director |
| Name: | Masayuki Matsumoto |
| Contact Person: | |
| Title: | General Manager of the Public Relations Department |
| Name: | Masami Miyazawa |
| Telephone No: | (052) 564-2549 |
| Date of the meeting of the Board of Directors for the accounts settlement: | November 11, 2004 |
| U.S. accounting standards: | Not adopted |

1. Consolidated Business Results for the Interim Fiscal Year Ended September 30, 2004 (From April 1, 2004 to September 30, 2004)

(1) Consolidated Operating Results

Note: Any fraction less than one million yen is disregarded.

| | Operating revenues | | Operating income | | Ordinary income | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 09/2004 | 697,819 | 2.1 | 189,218 | 0.4 | 98,181 | 10.8 |
| 09/2003 | 683,251 | 0.1 | 188,495 | (2.0) | 88,642 | 8.1 |
| 03/2004 | 1,384,055 | | 344,445 | | 131,027 | |

| | Interim net income | | Interim net income per share | Interim net income per share after adjustment for potential shares |
|---|---|---|---|---|
| | Millions of yen | % | Yen | Yen |
| 09/2004 | 71,867 | 40.7 | 32,111.76 | - |
| 09/2003 | 51,063 | 31.6 | 22,816.08 | - |
| 03/2004 | 72,278 | | 32,172.54 | - |

Notes:
1. Equity in earnings or losses of unconsolidated subsidiaries and associated companies: 25 million yen for the interim fiscal year ended September 30, 2004, 1 million yen for the interim fiscal year ended September 30, 2003 and 38 million yen (loss) for the fiscal year ended March 31, 2004.
2. Average number of shares (consolidated): 2,238,052 shares for the interim fiscal year ended September 30, 2004, 2,238,052 shares for the interim fiscal year ended September 30, 2003 and 2,238,052 shares for the fiscal year ended March 31, 2004.
3. Change in the accounting method: Applicable.
4. Percentages in the above items of operating revenues, operating income, ordinary income and interim net income show the increase or decrease from the previous interim fiscal year.

(2) Consolidated Financial Status

| | Total assets | Shareholders' equity | Ratio of shareholders' equity | Shareholders' equity per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 09/2004 | 5,466,798 | 829,154 | 15.2 | 370,480.59 |
| 09/2003 | 5,603,563 | 744,917 | 13.3 | 332,842.06 |
| 03/2004 | 5,473,512 | 765,970 | 14.0 | 342,126.07 |

Note: The number of outstanding shares at the end of the interim fiscal years (consolidated) was 2,238,052 shares for the interim fiscal year ended September 30, 2004, 2,238,052 shares for the interim fiscal year ended September 30, 2003 and at the end of the fiscal year (consolidated) ended March 31, 2004 was 2,238,052 shares.

(3) Consolidated Cash Flow Status

| | Net cash provided by operating activities | Net cash used in investing activities | Net cash used in financing activities | Cash and cash equivalents, end of year |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Millions of yen |
| 09/2004 | 203,788 | (28,602) | (81,370) | 173,778 |
| 09/2003 | 169,455 | (78,796) | (24,486) | 143,968 |
| 03/2004 | 369,981 | (150,895) | (217,328) | 79,554 |

(4) Scope of the Consolidation and Equity Method

| | |
|---|---|
| Number of consolidated subsidiaries: | 29 |
| Number of unconsolidated subsidiaries accounted for by the equity method: | – |
| Number of consolidated affiliates accounted for by the equity method: | 2 |

(5) Change in the Scope of the Consolidation and Equity Method

| | |
|---|---|
| Consolidated subsidiaries (addition): | - |
| Consolidated subsidiaries (exclusion): | – |
| Affiliates accounted for by the equity method (addition): | – |
| Affiliates accounted for by the equity method (exclusion): | – |

2. Forecasts for the Fiscal Year Ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

| | Operating revenues | Ordinary income | Net income |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| Annual | 1,396,300 | 130,800 | 89,900 |

For reference: The forecasted net income per share (annual): 40,168.86 yen.

*The above forecasts are based on the information and plan available at the date of this announcement and the actual results may differ therefrom depending on future economic conditions and certain other factors.

[Annexed Materials]

*Translation omitted.*

## (IV) Interim Consolidated Financial Statements

### I Interim Consolidated Balance Sheets

(Millions of yen)

| Classifications | Notes No. | Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2004) | | At the end of the current interim consolidated fiscal year (as of September 30, 2004) | | Increase/ (Decrease) | At the end of the previous interim consolidated fiscal year (as of September 30, 2003) | |
|---|---|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount | Amount | Composition ratio |
| (ASSETS) | | | % | | % | | | |
| I Current Assets | | | | | | | | |
| 1. Cash and deposits | | 59,205 | | 71,946 | | 12,741 | 73,660 | |
| 2. Trade notes and accounts receivables | | 21,454 | | 16,783 | | (4,670) | 18,353 | |
| 3. Railway usage charges, collected | | 16,445 | | 14,791 | | (1,654) | 13,582 | |
| 4. Land and buildings held for sale | | 6,079 | | 5,772 | | (307) | 7,011 | |
| 5. Inventories | | 11,956 | | 14,765 | | 2,809 | 13,953 | |
| 6. Deferred tax assets | | 17,289 | | 18,945 | | 1,656 | 16,721 | |
| 7. Short-term loans | | 19,959 | | 105,655 | | 85,695 | 76,067 | |
| 8. Other current assets | | 21,526 | | 20,100 | | (1,425) | 20,713 | |
| 9. Allowance for doubtful accounts | | (31) | | (5) | | 26 | (38) | |
| Total Current Assets | | 173,884 | 3.2 | 268,756 | 4.9 | 94,871 | 240,026 | 4.3 |
| II Fixed Assets | | | | | | | | |
| A. Property and Equipment | *3 | | | | | | | |
| 1. Buildings and structures | | 2,332,456 | | 2,270,161 | | (62,295) | 2,348,722 | |
| 2. Machinery, rolling stock and vehicles | | 245,065 | | 231,997 | | (13,068) | 255,696 | |
| 3. Land | *3 | 2,350,598 | | 2,350,585 | | (13) | 2,359,417 | |
| 4. Construction in progress | | 90,704 | | 80,280 | | (10,424) | 126,205 | |
| 5. Other property and equipment | | 29,372 | | 31,333 | | 1,961 | 26,607 | |
| Total property and equipment | *1 *2 | 5,048,198 | | 4,964,356 | | (83,841) | 5,116,650 | |
| B. Intangible Fixed Assets | | 29,601 | | 20,200 | | (9,400) | 38,591 | |
| C. Investment and Other Assets | | | | | | | | |
| 1. Investment securities | | 66,002 | | 59,193 | | (6,808) | 56,714 | |

| Classifications | Notes No. | Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2004) | | At the end of the current interim consolidated fiscal year (as of September 30, 2004) | | Increase/ (Decrease) | At the end of the previous interim consolidated fiscal year (as of September 30, 2003) | |
|---|---|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount | Amount | Composition ratio |
| 2. Deferred tax assets | | 137,405 | | 142,636 | | 5,231 | 134,119 | |
| 3. Other investment and other assets | | 18,695 | | 11,979 | | (6,716) | 17,872 | |
| 4. Allowance for doubtful accounts | | (274) | | (324) | | (49) | (410) | |
| Total Investment and Other Assets | | 221,828 | | 213,484 | | (8,343) | 208,295 | |
| Total Fixed Assets | | 5,299,627 | 96.8 | 5,198,042 | 95.1 | (101,585) | 5,363,537 | 95.7 |
| TOTAL ASSETS | *3 | 5,473,512 | 100.0 | 5,466,798 | 100.0 | (6,713) | 5,603,563 | 100.0 |

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

| Classifications | Notes No. | Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2004) | | At the end of the current interim consolidated fiscal year (as of September 30, 2004) | | Increase/ (Decrease) | At the end of the previous interim consolidated fiscal year (as of September 30, 2003) | |
|---|---|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount | Amount | Composition ratio |
| | | | % | | % | | | |
| (LIABILITIES) | | | | | | | | |
| I Current Liabilities | | | | | | | | |
| 1. Trade notes and accounts payables | | 42,234 | | 28,139 | | (14,095) | 31,635 | |
| 2. Short-term borrowings | | 11,175 | | 10,450 | | (724) | 7,913 | |
| 3. Current portion of long-term debt | *3 | 109,318 | | 82,979 | | (26,338) | 41,682 | |
| 4. Current portion of long-term payables for purchase of railway facilities | | 194,635 | | 194,767 | | 132 | 183,680 | |
| 5. Account payable | | 77,597 | | 51,743 | | (25,853) | 62,415 | |
| 6. Accrued income taxes | | 32,024 | | 53,707 | | 21,683 | 41,165 | |
| 7. Advances received | | 71,083 | | 84,392 | | 13,309 | 83,499 | |
| 8. Accrued bonuses | | 22,705 | | 22,814 | | 108 | 22,976 | |
| 9. Other current liabilities | | 42,141 | | 41,208 | | (933) | 40,174 | |
| Total Current Liabilities | | 602,916 | 11.0 | 570,204 | 10.4 | (32,712) | 515,142 | 9.2 |
| II Long-term Liabilities | | | | | | | | |
| 1. Bonds | *3 | 285,000 | | 305,000 | | 20,000 | 275,000 | |
| 2. Long-term debt | *3 | 633,025 | | 622,333 | | (10,691) | 706,029 | |
| 3. Long-term payables for purchase of railway facilities | | 2,828,391 | | 2,770,846 | | (57,545) | 3,016,481 | |
| 4. Allowance for large scale renovation of the Shinkansen infrastructure | | 50,000 | | 66,666 | | 16,666 | 33,333 | |
| 5. Provision for employees' retirement benefits | | 238,473 | | 233,389 | | (5,084) | 243,594 | |
| 6. Other long-term liabilities | | 57,767 | | 56,212 | | (1,554) | 57,455 | |
| Total Long-term Liabilities | | 4,092,657 | 74.8 | 4,054,448 | 74.2 | (38,208) | 4,331,894 | 77.3 |
| TOTAL LIABILITIES | | 4,695,574 | 85.8 | 4,624,653 | 84.6 | (70,921) | 4,847,036 | 86.5 |
| (MINORITY INTERESTS) | | | | | | | | |
| Minority interests | | 11,967 | 0.2 | 12,990 | 0.2 | 1,023 | 11,609 | 0.2 |

| Classifications | Notes No. | Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2004) | | At the end of the current interim consolidated fiscal year (as of September 30, 2004) | | Increase/ (Decrease) | At the end of the previous interim consolidated fiscal year (as of September 30, 2003) | |
|---|---|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount | Amount | Composition ratio |
| (SHAREHOLDERS' EQUITY) | | | | | | | | |
| I Paid-in Capital | | 112,000 | 2.0 | 112,000 | 2.0 | - | 112,000 | 2.0 |
| II Capital Surplus | | 53,500 | 1.0 | 53,500 | 1.0 | - | 53,500 | 0.9 |
| III Retained Earnings | | 590,174 | 10.8 | 656,370 | 12.0 | 66,195 | 574,559 | 10.3 |
| IV Unrealized Gains on Available-for-Sale Securities | | 11,216 | 0.2 | 8,205 | 0.2 | (3,011) | 5,779 | 0.1 |
| V Treasury Stock | | (921) | (0.0) | (921) | (0.0) | - | (921) | (0.0) |
| TOTAL SHAREHOLDERS' EQUITY | | 765,970 | 14.0 | 829,154 | 15.2 | 63,184 | 744,917 | 13.3 |
| TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY | | 5,473,512 | 100.0 | 5,466,798 | 100.0 | (6,713) | 5,603,563 | 100.0 |

## II Interim Consolidated Statements of Income

(Millions of yen)

| Classifications | Notes No. | Previous interim consolidated fiscal year (from April 1, 2003 to September 30, 2003) | | Current interim consolidated fiscal year (from April 1, 2004 to September 30, 2004) | | Increase/ (Decrease) | Summary of interim consolidated statements of income for the previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) | |
|---|---|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount | Amount | Composition ratio |
| | | | % | | % | | | % |
| I Operating Revenues | | 683,251 | 100.0 | 697,819 | 100.0 | 14,567 | 1,384,055 | 100.0 |
| II Operating Costs and Expenses | | 494,756 | 72.4 | 508,601 | 72.9 | 13,845 | 1,039,610 | 75.1 |
| 1. Transportation, other services and cost of sales | | 413,678 | | 418,958 | | 5,280 | 871,208 | |
| 2. Selling, general and administrative expenses | *1 | 81,078 | | 89,642 | | 8,564 | 168,401 | |
| Operating income | | 188,495 | 27.6 | 189,218 | 27.1 | 722 | 344,445 | 24.9 |
| III Non-operating Income | | 1,832 | 0.3 | 1,787 | 0.3 | (45) | 5,931 | 0.4 |
| 1. Interest income | | 24 | | 22 | | (2) | 63 | |
| 2. Dividend income | | 462 | | 638 | | 176 | 497 | |
| 3. Group term insurance received | | 413 | | 334 | | (78) | 3,212 | |
| 4. Product accrued income | | 126 | | 117 | | (8) | - | |
| 5. Other non-operating income | | 806 | | 673 | | (132) | 2,157 | |
| IV Non-operating Expenses | | 101,685 | 14.9 | 92,824 | 13.3 | (8,861) | 219,348 | 15.8 |
| 1. Interest expense | | 13,839 | | 13,561 | | (278) | 27,550 | |
| 2. Interest expense for long-term payables for purchase of railway facilities | | 84,168 | | 77,946 | | (6,222) | 166,148 | |
| 3. Other non-operating expenses | | 3,677 | | 1,316 | | (2,360) | 25,649 | |
| Ordinary Income | | 88,642 | 13.0 | 98,181 | 14.1 | 9,538 | 131,027 | 9.5 |
| V Extraordinary Income | | 387 | 0.0 | 25,256 | 3.6 | 24,868 | 12,521 | 0.9 |
| 1. Contributions for the construction of railway facilities received | | 70 | | 3,058 | | 2,987 | 10,758 | |
| 2. Reversal of allowance for doubtful accounts | | 21 | | 26 | | 5 | 88 | |
| 3. Gain on sales of property and equipment | *2 | 149 | | 209 | | 60 | 714 | |
| 4. Gain on sales of investment securities | | 139 | | 21,782 | | 21,642 | 738 | |

| Classifications | Notes No. | Previous interim consolidated fiscal year (from April 1, 2003 to September 30, 2003) | | Current interim consolidated fiscal year (from April 1, 2004 to September 30, 2004) | | Increase/ (Decrease) | Summary of interim consolidated statements of income for the previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) | |
|---|---|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount | Amount | Composition ratio |
| 5. Other extraordinary income | | 6 | | 178 | | 171 | 220 | |
| VI Extraordinary Loss | | 1,368 | 0.2 | 3,580 | 0.5 | 2,212 | 18,245 | 1.3 |
| 1. Loss on reduction of property and equipment | | 158 | | 1,627 | | 1,468 | 10,475 | |
| 2. Loss on disposal of property and equipment | | 529 | | 720 | | 191 | 2,892 | |
| 3. Loss on exchange of property and equipment | | 558 | | - | | (558) | - | |
| 4. Impairment loss | *3 | - | | 1,095 | | 1,095 | - | |
| 5. Other extraordinary loss | | 121 | | 137 | | 15 | 4,876 | |
| (Interim) income before income taxes and minority interests | | 87,662 | 12.8 | 119,856 | 17.2 | 32,193 | 125,303 | 9.1 |
| Income taxes, current | | 41,587 | 6.1 | 51,732 | 7.4 | 10,144 | 64,989 | 4.7 |
| Income taxes, deferred | | (5,830) | (0.9) | (4,808) | (0.7) | 1,021 | (13,225) | (0.9) |
| Minority interests | | 841 | 0.1 | 1,064 | 0.2 | 223 | 1,261 | 0.1 |
| (Interim) net income | | 51,063 | 7.5 | 71,867 | 10.3 | 20,804 | 72,278 | 5.2 |

(Note) Any fraction less than one million yen is disregarded.

## III Interim Consolidated Statements of Retained Earnings

(Millions of yen)

| Classifications | Notes No. | Previous interim consolidated fiscal year (from April 1, 2003 to September 30, 2003) | Current interim consolidated fiscal year (from April 1, 2004 to September 30, 2004) | Increase/ (Decrease) | Consolidated Statements of Retained Earnings for the previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) |
|---|---|---|---|---|---|
| | | Amount | Amount | Amount | Amount |
| (CAPITAL SURPLUS) | | | | | |
| I Capital surplus, beginning of year | | 53,500 | 53,500 | - | 53,500 |
| II Capital surplus, end of (interim) term | | 53,500 | 53,500 | - | 53,500 |
| (RETAINED EARNINGS) | | | | | |
| I Retained earnings, beginning of year | | 529,388 | 590,174 | 60,785 | 529,388 |
| II Increase in retained earnings | | 51,063 | 72,070 | 21,006 | 72,278 |
| 1. Interim net income | | 51,063 | 71,867 | 20,804 | 72,278 |
| 2. Retained earnings increased by merger of consolidated subsidiaries with unconsolidated subsidiaries | | - | 202 | 202 | - |
| III Decrease in retained earnings | | 5,892 | 5,874 | (17) | 11,492 |
| 1. Cash dividends | | 5,600 | 5,600 | - | 11,200 |
| 2. Bonuses to directors and corporate auditors | | 292 | 274 | (17) | 292 |
| (Bonuses to corporate auditors) | | (20) | (28) | (8) | (20) |
| IV Retained earnings, end of (interim) term | | 574,559 | 656,370 | 81,810 | 590,174 |

(Note) Any fraction less than one million yen is disregarded.

## IV Interim Consolidated Statements of Cash Flows

(Millions of yen)

| Classifications | Notes No. | Previous interim consolidated fiscal year (from April 1, 2003 to September 30, 2003) | Current interim consolidated fiscal year (from April 1, 2004 to September 30, 2004) | Increase/ (Decrease) | Summary of consolidated statements of cash flows for the Previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) |
|---|---|---|---|---|---|
| | | Amount | Amount | Amount | Amount |
| I Operating Activities | | | | | |
| 1. (Interim) income before income taxes and minority interests | | 87,662 | 119,856 | 32,193 | 125,303 |
| 2. Depreciation and amortization | | 111,693 | 123,355 | 11,662 | 225,439 |
| 3. Impairment loss | | - | 1,095 | 1,095 | - |
| 4. Increase in allowance for large scale renovation of the Shinkansen infrastructure | | 16,666 | 16,666 | - | 33,333 |
| 5. Decrease in provision for employee's retirement benefits | | (3,256) | (5,105) | (1,849) | (8,377) |
| 6. Interest and dividend income | | (486) | (660) | (174) | (561) |
| 7. Interest expense | | 98,008 | 91,507 | (6,500) | 193,699 |
| 8. Contributions for the construction of railway facilities received | | (70) | (3,058) | (2,987) | (10,758) |
| 9. Gain on sales of investment securities | | (139) | (21,782) | (21,642) | (738) |
| 10. Loss on disposal of property and equipment and others | | 15,123 | 10,697 | (4,425) | 52,684 |
| 11. Decrease (increase) in trade payables | | 4,618 | 6,299 | 1,680 | (1,345) |
| 12. Decrease (increase) in inventories | | (1,352) | (2,483) | (1,131) | 1,584 |
| 13. Increase (decrease) in purchased liabilities | | (9,267) | (14,147) | (4,880) | 1,331 |
| 14. Decrease in account payable | | (26,529) | (13,415) | 13,114 | (16,596) |
| 15. Increase (decrease) in advances received | | 5,996 | 7,731 | 1,734 | (1,159) |
| 16. Other | | 4,493 | 10,267 | 5,774 | 39,382 |
| Sub-total | | 303,160 | 326,824 | 23,664 | 633,220 |
| 17. Interest and dividend received | | 519 | 688 | 168 | 594 |
| 18. Interest paid | | (98,562) | (91,910) | 6,651 | (195,629) |
| 19. Income taxes paid | | (35,662) | (31,814) | 3,847 | (68,204) |
| Net cash provided by operating activities | | 169,455 | 203,788 | 34,332 | 369,981 |
| II Investing Activities | | | | | |
| 1. Purchase of property and equipment | | (79,469) | (60,767) | 18,701 | (160,951) |
| 2. Receipts of contributions for the | | 8,828 | 8,629 | (199) | 14,257 |

| Classifications | Notes No. | Previous interim consolidated fiscal year (from April 1, 2003 to September 30, 2003) | Current interim consolidated fiscal year (from April 1, 2004 to September 30, 2004) | Increase/ (Decrease) | Summary of consolidated statements of cash flows for the Previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) |
|---|---|---|---|---|---|
| | | Amount | Amount | Amount | Amount |
| construction of railway facilities | | | | | |
| 3. Purchase of intangible fixed assets | | (7,298) | (872) | 6,426 | (8,746) |
| 4. Purchases of investment securities and investment in and advances to unconsolidated subsidiaries and associated companies | | (701) | (54) | 647 | (1,047) |
| 5. Proceeds from sales of marketable and investment securities | | 249 | 22,797 | 22,547 | 1,111 |
| 6. Other, net | | (406) | 1,665 | 2,071 | 4,480 |
| Net cash used in investing activities | | (78,796) | (28,602) | 50,194 | (150,895) |
| III Financing Activities | | | | | |
| 1. Increase (net decrease) in short-term borrowings | | 4,935 | (724) | (5,660) | 8,197 |
| 2. Proceeds from long-term debt | | 15,000 | 20,100 | 5,100 | 37,000 |
| 3. Repayment of long-term debt | | (17,138) | (57,130) | (39,991) | (44,505) |
| 4. Proceeds from bonds issuance | | 35,000 | 20,000 | (15,000) | 45,000 |
| 5. Payment of long-term payables for purchase of railway facilities | | (56,462) | (57,412) | (949) | (233,597) |
| 6. Cash dividends paid | | (5,600) | (5,600) | - | (11,200) |
| 7. Payment of cash dividends to minority interests | | (15) | (14) | 1 | (15) |
| 8. Other, net | | (205) | (588) | (383) | (18,206) |
| Net cash used in financing activities | | (24,486) | (81,370) | (56,884) | (217,328) |
| IV Net Increase in Cash And Cash Equivalents | | 66,172 | 93,815 | 27,642 | 1,757 |
| V Cash and Cash Equivalents, Beginning of Year | | 77,669 | 79,554 | 1,884 | 77,669 |
| VI Cash and Cash Equivalents Increased by Merger of Consolidated Subsidiaries with Unconsolidated Subsidiaries | | 127 | 409 | 281 | 127 |
| VII Cash and Cash Equivalents, End of (Interim) Term | *1 | 143,968 | 173,778 | 29,809 | 79,554 |

(Note) Any fraction less than one million yen is disregarded.

## V Significant Items Relating to the Preparation of the Interim Consolidated Financial Statements

1. Scope of the consolidation

(1) Number of consolidated subsidiaries: 29

Name of the principal consolidated subsidiaries:

JR Central Building Co., Ltd., JR Tokai Real Estate Co., Ltd., JR Tokai Hotels Co., Ltd. and JR Tokai Takashimaya Co., Ltd.

(2) Name of principal unconsolidated subsidiaries, etc.

Name of the principal consolidated subsidiary: Nagoya Heat Supply Co., Ltd.

(Reason for exclusion from the consolidation)

Unconsolidated subsidiaries are excluded from the consolidation for the reason that they are small in size and their respective total assets, operating revenues, interim net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc. in total do not materially affect the interim consolidated financial statements.

2. Application of the equity method

(1) Number of consolidated affiliates accounted for by the equity method: 2

Name of the said affiliates:

Shinsei Technos Co., Ltd., and Railway Information Systems Co., Ltd.

(2) Unconsolidated subsidiaries and affiliates which were excluded from the application of the equity method (unconsolidated subsidiaries: Nagoya Heat Supply Co., Ltd., etc.; and unconsolidated affiliates: KOTSUSHIMBUNSHA, etc.) are excluded from the application of the equity method for the reason that, judging from their interim net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc., their exclusion from such application has little effect upon the interim consolidated financial statements and they hold, as a whole, no interest.

3. Matters relating to the interim settlement date, etc. of the consolidated subsidiaries

Among the consolidated subsidiaries, the interim settlement date of JR Tokai Takashimaya Co., Ltd. is the last day of August and its interim financial statements as at the said date are used for the preparation of the interim consolidated financial statements, subject to the adjustments necessary for the consolidation of any material transactions accrued after such interim settlement date to the interim consolidated settlement date.

4. Matters relating to the accounting treatment and basis

(1) Valuation basis and method of significant assets

(i) Investment securities

Other securities

Marketable available-for-sale securities:

Stated at market value determined by the reported fair value, etc. at the interim settlement date. Unrealized gains and losses from valuation are both accounted for in the Shareholders' equity, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:

Stated at cost determined by the moving-average cost method.

(ii) Inventories

Land and buildings held for sale:

Stated at cost determined by the specific indication method.

Merchandise:

Stated at cost principally determined by the retail method.

Materials and supplies:

Stated at cost principally determined by the moving-average cost method.

(2) Method of depreciation of significant depreciable assets

(i) Property and equipment

Depreciated principally by the declining-balance method; provided, however, that the replaceable assets (other than those relating to the Shinkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

| | |
|---|---|
| Buildings and structures: | 2 to 60 years |
| Machinery, rolling stock and vehicles: | 2 to 20 years |

(Change in the accounting method)

The depreciation of the buildings and structures relating to the Shinkansen railway ground facilities was historically determined by the straight-line method; however, the declining-balance method was adopted from this interim consolidated fiscal year.

When the Shinkansen railway ground facilities were assigned in October, 1991, the Company adopted the straight-line method for the determination of depreciation of the said facilities, unlike in the case of the conventional lines; however, following the implementation of drastic timetable revision in October 2003 due to the new opening of the Shinagawa Station and 270 km/h operation by all the Shinkansen trains, the Company standardized the method of depreciation of the buildings and structures relating to the Shinkansen railway ground facilities, etc. to the declining-balance method in order to strengthen the financial position.

The effects of this change were to increase the depreciation and amortization included in the transportation, other services and cost of sales of this interim consolidated fiscal year by 19,566 million yen and to decrease the operating income, ordinary income and interim income before income taxes and minority interests by the same amount, compared with the respective amounts if computed by the previous method.

(ii) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:

| | |
|---|---|
| Software: | 5 years |

(3) Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

(4) Basis for calculating of significant allowances

(i) Allowance for doubtful debt:

In order to prepare for bad debts, the Company provides an allowance for ordinary bad debt based on the historical rate of bad debts. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis and provides an amount regarded as irrecoverable.

(ii) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(iii) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(iv) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount recognized to accrue at the end of this interim consolidated fiscal year based on projected retirement obligations and pension assets at the end of the consolidated fiscal year, is provided.

Past service liabilities are accounted for as expenses, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees when incurred (*i.e.* five (5) years).

Actuarial gains or losses are accounted for as expenses, mainly from the respective interim fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each interim consolidated fiscal year when incurred (five (5) years in general).

(5) Method of treating significant lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

(6) Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the interim consolidated statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

(7) Other significant matters for preparation of interim consolidated financial statements

Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.

5. Scope of funds shown in the interim consolidated statements of cash flows

The funds shown in the interim consolidated statements of cash flows (*i.e.* cash and cash equivalents) includes cash at hand, deposits at banks available for withdrawal as needed, and short-term investments, etc. that can easily be cashed and with negligible risk of fluctuation in value and maturities of less than three (3) months from acquisition.

Change in the accounting method

(Change of the method of the depreciation of the buildings and structures relating to the Shinkansen railway ground facilities)

The change of the method of the depreciation of the buildings and structures relating to the Shinkansen railway ground facilities is described in "V Significant Items Relating to the Preparation of the Interim Consolidated Financial Statements".

(Accounting Standard for Impairment of Fixed Assets)

As the adoption of the "Accounting Standard for Impairment of Fixed Assets" (the "Opinion Concerning the Establishment of the Accounting Standard for Impairment of Fixed Assets" (issued by the Business Accounting Council as of August 9, 2002)) and the "Guidance for Accounting Standard for Impairment of Fixed Assets" (Corporate Accounting Standard Application Guideline No. 6 of October 31, 2003) was permitted for the consolidated financial statements for the consolidated fiscal year ended March 31, 2004, the Company adopted the said standard and guideline from this interim consolidated fiscal year. The effect of this change was to decrease the interim income before income taxes and minority interests by 1,095 million yen.

Subject to the Regulation Concerning Terminology, Forms and Method of Preparation of Interim Consolidated Financial Statements, etc. (Ministry of Financial Ordinance No. 24 of 1999, as amended), accumulated impairment loss is deducted directly from the amount of each asset.

Notes to the Interim Consolidated Financial Statements

*Translation omitted.*

[TRANSLATION]

# Summary of the Semi-Annual Non-Consolidated Financial Statements for the Fiscal Year Ended March 31, 2005

November 11, 2004

| | |
|---|---|
| Name of Listed Company: | Central Japan Railway Company ("JR Central" or the "Company") |
| Listed stock/securities exchanges: | Tokyo, Osaka and Nagoya Stock/Securities Exchanges |
| Location of the head office: | Aichi Prefecture |
| Code No.: | 9022 |
| (URL http://jr-central.co.jp) | |
| Representative: | |
| Title: | President and Representative Director |
| Name: | Masayuki Matsumoto |
| Contact Person: | |
| Title: | General Manager of the Public Relations Department |
| Name: | Masami Miyazawa |
| Telephone No: | (052) 564-2549 |
| Date of the meeting of the Board of Directors for the accounts settlement: | November 11, 2004 |
| Interim dividend system | Adopted |
| Commencement date of payment of interim dividends | December 10, 2004 |
| System for unit of shares (*tangenkabu*): | Not adopted |

1. Business Results for the Interim Fiscal Year Ended September 30, 2004 (From April 1, 2004 to September 30, 2004)

(1) Operating Results

Note: Any fraction less than one million yen is disregarded.

| | Operating revenues | | Operating income | | Ordinary income | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 09/2004 | 574,267 | 2.6 | 182,306 | 1.4 | 92,651 | 13.1 |
| 09/2003 | 559,965 | 0.2 | 179,874 | (2.6) | 81,892 | 7.6 |
| 03/2004 | 1,127,783 | | 327,319 | | 117,508 | |

| | (Interim) net income | | (Interim) net income per share |
|---|---|---|---|
| | Millions of yen | % | Yen |
| 09/2004 | 69,546 | 43.8 | 31,047.76 |
| 09/2003 | 48,355 | 34.9 | 21,587.06 |
| 03/2004 | 66,977 | | 29,778.01 |

Notes:
1. Average number of shares: 2,240,000 shares for the interim fiscal year ended September 30, 2004, 2,240,000 shares for the interim fiscal year ended September 30, 2003 and 2,240,000 shares for the fiscal year ended March 31, 2004.
2. Change in the accounting method: Applicable.
3. Percentages in the above items of operating revenues, operating income, ordinary income and interim net income items show the increase or decrease from the previous interim fiscal year.

(2) Status of Dividends

| | Interim cash dividends per share | Annual cash dividends per share |
|---|---|---|
| | Yen | Yen |
| 09/2004 | 2,500.00 | - |
| 09/2003 | 2,500.00 | - |
| 03/2004 | - | 5,000.00 |

(3) Financial Status

| | Total assets | Shareholders' equity | Ratio of shareholders' equity | Shareholders' equity per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 09/2004 | 5,304,942 | 818,402 | 15.4 | 365,358.27 |
| 09/2003 | 5,433,514 | 738,857 | 13.6 | 329,847.19 |
| 03/2004 | 5,302,278 | 757,382 | 14.3 | 337,994.74 |

Note:
1. The number of outstanding shares at the end of the interim fiscal years was 2,240,000 shares for the interim fiscal year ended September 30, 2004 and 2,240,000 shares for the interim fiscal year ended September 30, 2003, and at the end of the fiscal year ended March 31, 2004 was 2,240,000 shares.
2. The number of treasury stock at the end of interim fiscal years and fiscal year: No treasury stock was recorded in the interim fiscal year ended September 30, 2004, nor in the interim fiscal year ended September 30, 2003, nor in the fiscal year ended March 31, 2004.

2. Forecasts for the Fiscal Year Ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

| | Operating revenues | Ordinary income | Net income | Annual cash dividends per share | |
|---|---|---|---|---|---|
| | | | | Year-end | |
| | Millions of yen | Millions of yen | Millions of yen | Yen | Yen |
| Annual | 1,137,900 | 118,100 | 86,000 | 2,500.00 | 5,000.00 |

For reference: The forecasted net income per share (annual): 38,392.86 yen.

*The above forecasts are based on the information and plan available at the date of this announcement and the accrual results may differ therefrom depending on future economic conditions and certain other factors.

[Annexed Materials]

*Translation omitted.*

## (I) Interim Financial Statements

### I Interim Balance Sheets

(Millions of yen)

| Classifications | Notes No. | Summary of balance sheets for the previous fiscal year (as of March 31, 2004) | | At the end of the current interim fiscal year (as of September 30, 2004) | | Increase/ (Decrease) | At the end of the previous interim fiscal year (as of September 30, 2003) | |
|---|---|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount | Amount | Composition ratio |
| | | | % | | % | | | |
| (ASSETS) | | | | | | | | |
| I Current Assets | | | | | | | | |
| 1. Cash and deposits | | 56,255 | | 68,295 | | 12,040 | 68,067 | |
| 2. Railway usage charges, uncollected | | 18,463 | | 16,397 | | (2,066) | 15,313 | |
| 3. Account receivable | | 10,526 | | 7,205 | | (3,320) | 5,996 | |
| 4. Short-term loans | | 21,589 | | 114,097 | | 92,508 | 77,769 | |
| 5. Supplies | | 6,175 | | 7,059 | | 883 | 7,753 | |
| 6. Deferred tax assets | | 14,741 | | 16,257 | | 1,515 | 14,348 | |
| 7. Other current assets | | 9,327 | | 11,497 | | 2,170 | 13,548 | |
| Total Current Assets | | 137,079 | 2.6 | 240,810 | 4.5 | 103,731 | 202,797 | 3.7 |
| II Fixed Assets | | | | | | | | |
| 1. Railway business property | *1,2 | 4,606,687 | | 4,525,652 | | (81,035) | 4,642,420 | |
| 2. Related business property | *1,2 | 42,002 | | 41,616 | | (385) | 43,016 | |
| 3. Other business property | *1,2 | 108,293 | | 112,403 | | 4,110 | 112,307 | |
| 4. Construction in progress | | 97,384 | | 80,051 | | (17,332) | 135,740 | |
| 5. Investment and other assets | | | | | | | | |
| Investment securities | | 166,268 | | 160,687 | | (5,580) | 157,473 | |
| Deferred tax assets | | 129,103 | | 134,135 | | 5,031 | 125,789 | |
| Other investment and other assets | | 15,458 | | 9,584 | | (5,874) | 13,967 | |
| Total Investment and Other Assets | | 310,830 | | 304,406 | | (6,423) | 297,231 | |
| Total Fixed Assets | | 5,165,198 | 97.4 | 5,064,132 | 95.5 | (101,066) | 5,230,716 | 96.3 |
| TOTAL ASSETS | *3 | 5,302,278 | 100.0 | 5,304,942 | 100.0 | 2,664 | 5,433,514 | 100.0 |

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

| Classifications | Notes No. | Summary of balance sheets for the previous fiscal year (as of March 31, 2004) | | At the end of the current interim fiscal year (as of September 30, 2004) | | Increase/ (Decrease) | At the end of the previous interim fiscal year (as of September 30, 2003) | |
|---|---|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount | Amount | Composition ratio |
| | | | % | | % | | | |
| (LIABILITIES) | | | | | | | | |
| I Current Liabilities | | | | | | | | |
| 1. Short-term borrowings | | 62,505 | | 56,165 | | (6,340) | 48,692 | |
| 2. Current portion of long-term debt | | 100,962 | | 74,670 | | (26,292) | 30,458 | |
| 3. Current portion of long-term payables for purchase of railway facilities | | 194,635 | | 194,767 | | 132 | 183,680 | |
| 4. Account payable | | 79,512 | | 51,974 | | (27,538) | 68,758 | |
| 5. Accrued income taxes | | 28,532 | | 50,691 | | 22,159 | 38,313 | |
| 6. Interline payables | | 310 | | 3,645 | | 3,335 | 334 | |
| 7. Prepaid railway usage charges | | 28,215 | | 30,709 | | 2,494 | 31,103 | |
| 8. Accrued bonuses | | 19,481 | | 19,117 | | (363) | 19,457 | |
| 9. Other current liabilities | | 72,452 | | 79,381 | | 6,929 | 80,194 | |
| Total Current Liabilities | | 586,608 | 11.0 | 561,124 | 10.6 | (25,484) | 500,994 | 9.2 |
| II Long-term Liabilities | | | | | | | | |
| 1. Bonds | *3 | 285,000 | | 305,000 | | 20,000 | 275,000 | |
| 2. Long-term debt | | 534,510 | | 528,772 | | (5,737) | 602,143 | |
| 3. Long-term payables for purchase of railway facilities | | 2,828,391 | | 2,770,846 | | (57,545) | 3,016,481 | |
| 4. Allowance for large scale renovation of the Shinkansen infrastructure | | 50,000 | | 66,666 | | 16,666 | 33,333 | |
| 5. Provision for employees' retirement benefits | | 231,651 | | 226,248 | | (5,402) | 236,115 | |
| 6. Provision for participating in World Expo 2005 Aichi, Japan | | 1,163 | | 1,454 | | 290 | 872 | |
| 7. Other long-term liabilities | | 27,570 | | 26,427 | | (1,143) | 29,716 | |
| Total Long-term Liabilities | | 3,958,287 | 74.7 | 3,925,415 | 74.0 | (32,871) | 4,193,662 | 77.2 |
| TOTAL LIABILITIES | | 4,544,895 | 85.7 | 4,486,540 | 84.6 | (58,355) | 4,694,656 | 86.4 |
| (SHAREHOLDERS' EQUITY) | | | | | | | | |
| I Paid-in Capital | | 112,000 | 2.1 | 112,000 | 2.1 | - | 112,000 | 2.1 |
| II Capital Surplus | | 53,500 | 1.0 | 53,500 | 1.0 | - | 53,500 | 1.0 |
| III Retained Earnings | | | | | | | | |

| Classifications | Notes No. | Summary of balance sheets for the previous fiscal year (as of March 31, 2004) | | At the end of the current interim fiscal year (as of September 30, 2004) | | Increase/ (Decrease) | At the end of the previous interim fiscal year (as of September 30, 2003) | |
|---|---|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount | Amount | Composition ratio |
| 1. Legal reserve | | 12,504 | | 12,504 | | - | 12,504 | |
| 2. Voluntary reserve | | 457,766 | | 512,766 | | 55,000 | 457,766 | |
| 3. Interim unappropriated retained earnings | | 110,866 | | 119,538 | | 8,672 | 97,843 | |
| Total retained earnings | | 581,137 | 11.0 | 644,810 | 12.1 | 63,672 | 568,115 | 10.4 |
| IV Unrealized Gains on Available-for-Sale Securities | | 10,744 | 0.2 | 8,092 | 0.2 | (2,652) | 5,242 | 0.1 |
| TOTAL SHAREHOLDERS' EQUITY | | 757,382 | 14.3 | 818,402 | 15.4 | 61,019 | 738,857 | 13.6 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | 5,302,278 | 100.0 | 5,304,942 | 100.0 | 2,664 | 5,433,514 | 100.0 |

## II Interim Statements of Income

(Millions of yen)

| Classifications | Notes No. | Previous interim fiscal year (from April 1, 2003 to September 30, 2003) | | Current interim fiscal year (from April 1, 2004 to September 30, 2004) | | Increase/ (Decrease) | Summary of interim statements of income for the previous fiscal year (from April 1, 2003 to March 31, 2004) | |
|---|---|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount | Amount | Composition ratio |
| | | | % | | % | | | % |
| I Railway Business Operating Income | | | | | | | | |
| 1. Operating revenues | | 555,234 | 99.2 | 570,086 | 99.3 | 14,851 | 1,118,660 | 99.2 |
| 2. Operating costs and expenses | *1 | 377,379 | 67.4 | 389,789 | 67.9 | 12,410 | 795,111 | 70.5 |
| Railway business operating income | | 177,855 | 31.8 | 180,296 | 31.4 | 2,441 | 323,549 | 28.7 |
| II Related Business Operating Income | | | | | | | | |
| 1. Operating revenues | | 4,731 | 0.8 | 4,181 | 0.7 | (549) | 9,123 | 0.8 |
| 2. Operating costs and expenses | | 2,712 | 0.5 | 2,171 | 0.4 | (541) | 5,352 | 0.5 |
| Related business operating income | | 2,019 | 0.3 | 2,010 | 0.3 | (8) | 3,770 | 0.3 |
| All businesses operating income←作った英語 | | 179,874 | 32.1 | 182,306 | 31.7 | 2,432 | 327,319 | 29.0 |
| III Non-operating Income | *2 | 1,788 | 0.3 | 1,671 | 0.3 | (116) | 5,762 | 0.5 |
| IV Non-operating Expenses | *3 | 99,770 | 17.8 | 91,326 | 15.9 | (8,443) | 215,573 | 19.1 |
| Ordinary Income | | 81,892 | 14.6 | 92,651 | 16.1 | 10,759 | 117,508 | 10.4 |
| V Extraordinary Income | *4 | 359 | 0.1 | 23,784 | 4.1 | 23,425 | 11,942 | 1.1 |
| VI Extraordinary Loss | *5 | 726 | 0.1 | 2,633 | 0.4 | 1,906 | 15,420 | 1.4 |
| (Interim) income before income taxes | | 81,525 | 14.6 | 113,803 | 19.8 | 32,277 | 114,030 | 10.1 |
| Income taxes, current | | 38,747 | 6.9 | 49,020 | 8.5 | 10,273 | 60,036 | 5.3 |
| Income taxes, deferred | | (5,576) | (1.0) | (4,764) | (0.8) | 812 | (12,982) | (1.1) |
| (Interim) net income | | 48,355 | 8.7 | 69,546 | 12.1 | 21,191 | 66,977 | 5.9 |
| Retained earnings carryforwards | | 49,488 | | 49,991 | | 502 | 49,488 | |
| Interim cash dividends | | - | | - | | - | 5,600 | |
| (Interim) unappropriated retained earnings | | 97,843 | | 119,538 | | 21,694 | 110,866 | |

(Note) 1. Any fraction less than one million yen is disregarded.
2. Percentages in this line are in relation to the "All businesses operating income" (559,965 million yen for the previous interim fiscal year and 574,267 million yen for this interim fiscal year and 1,127,783 million yen for the previous fiscal year) which shall equal 100.

## III Significant Items Relating to the Preparation of the Interim Financial Statements

1. Valuation basis and method of assets

(1) Valuation basis and method of investment securities

Investment in subsidiaries and associated companies:
Stated at cost determined by the moving-average cost method.

Other securities
Marketable available-for-sale securities:
Stated at market value determined by the reported fair value, etc. at the interim settlement date. Unrealized gains and losses from valuation are both accounted for in the Shareholders' equity, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:
Stated at cost determined by the moving-average cost method.

(2) Valuation basis and method of inventories

Supplies:
Stated at cost determined by the moving-average cost method.

2. Method of depreciation of fix assets

(1) Property and equipment

Depreciated by the declining-balance method; provided, however, that the replaceable assets (other than those relating to the Shinkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

| | |
|---|---|
| Buildings: | 3 to 50 years |
| Structures: | 5 to 60 years |
| Vehicles: | 10 to 20 years |
| Machinery: | 3 to 20 years |

(Change in the accounting method)

The depreciation of the buildings and structures relating to the Shinkansen railway ground facilities was historically determined by the straight-line method; however, the declining-balance method was adopted from this interim fiscal year.

When the Shinkansen railway ground facilities were assigned in October, 1991, the Company adopted the straight-line method for the determination of depreciation of the said facilities, unlike in the case of the conventional lines; however, following the implementation of drastic timetable revision in October 2003 due to the new opening of the Shinagawa Station and 270 km/h operation by all the Shinkansen trains, the Company standardized the method of depreciation of the buildings and structures relating to the Shinkansen railway ground facilities, etc. to the declining-balance method in order to strengthen the financial position.

The effects of this change were to increase the depreciation and amortization included in the railway business operating costs and expenses of this interim fiscal year by

19,709 million yen and to decrease the operating income, ordinary income and interim income before income taxes by the same amount, compared with the respective amounts if computed by the previous method.

(2) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:
Software: 5 years

3. Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

4. Basis for calculating of allowances

(1) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(2) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(3) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount recognized to accrue at the end of this interim fiscal year based on projected retirement obligations and pension assets at the end of the fiscal year, is provided.

Actuarial gains or losses are accounted for as expenses, from the respective fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each fiscal year when incurred (five (5) years).

(4) Provision for participating in World Expo 2005 Aichi, Japan

In order to prepare for payment required for participating in World Expo 2005 Aichi, Japan, the estimated amount of expenses for participation is provided in equal installments over each of the fiscal years from the date of the execution of agreement for participation in the Expo to the date of the closing of the Expo. Half the amount of such estimated amount is provided for in this interim fiscal year.

5. Method of treating lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

6. Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount

equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the interim statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

7. Other significant matters for preparation of financial statements

Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.
Temporary payment of consumption tax, etc. and temporary receipt of consumption tax, etc. are getting balanced out and included in "other current liabilities".

Change in the accounting method

(Change of the method of the depreciation of the buildings and structures relating to the Shinkansen railway ground facilities)

The change of the method of the depreciation of the buildings and structures relating to the Shinkansen railway ground facilities is described in "Significant Items Relating to the Preparation of the Interim Financial Statements".

(Accounting Standard for Impairment of Fixed Assets)

As the adoption of the "Accounting Standard for Impairment of Fixed Assets" (the "Opinion Concerning the Establishment of the Accounting Standard for Impairment of Fixed Assets" (issued by the Business Accounting Council as of August 9, 2002)) and the "Guidance for Accounting Standard for Impairment of Fixed Assets" (Corporate Accounting Standard Application Guideline No. 6 of October 31, 2003) was permitted for the financial statements for the fiscal year ended March 31, 2004, the Company adopted the said standard and guideline from this interim fiscal year. The effect of this change was to decrease the interim income before income taxes by 1,005 million yen.

Subject to the Regulation Concerning Terminology, Forms and Method of Preparation of Interim Financial Statements, etc. (Ministry of Financial Ordinance No. 38 of 1977, as amended), accumulated impairment loss is deducted directly from the amount of each asset.

Notes to the Interim Financial Statements

*Translation omitted.*

[TRANSLATION]

RECEIVED
2005 JUL 25 A 10:21

Reference Material

[EXHIBIT 1]

Summary of the Consolidated Results for the First Half of Fiscal Year 2004

November 11, 2004
Central Japan Railway Company

**1. Summary of Operating Results**

- Operating revenues increased for five consecutive half-year periods (to the highest amount ever) as we provided transportation services to match customers' needs on the basis of the new timetable of the Tokaido Shinkansen, which was drastically revised in October 2003, in line with the economic recovery.
- In addition to the above, due to a decrease in non-operating expenses, accompanied by a decrease in long-term debts, ordinary income continued to increase for five consecutive half-year periods and net income grew for two consecutive half-year periods (both, the highest amount ever).

**(1) Operating revenues (697.8 billion yen: a 14.5 billion yen or 2.1% increase year-over-year)**

- Our railway operations increased 14.1 billion yen (2.7%) to 543.1 billon yen.
  - As to the Tokaido Shinkansen, the passenger volume (passenger-kilometers) increased 3.6% year-over-year due to the continuous favorable development of ridership, which was enabled by the drastic revisions of the timetable, and fares and product system in October 2003 and due to the increased operation of special trains to serve customers taking trains at the rush hour peak in the morning and afternoon on a timely basis. Railway operation grew 14.5 billon yen (3.1%) to 498.6 billion yen.
  - As to the conventional lines, a robust ridership of local trains resulted in a slight increase in passenger volume (0.1%) year-over-year; however, the railway operation decreased 0.3 billion yen (0.6%) to 53.3 billion yen due to a lower ridership of express trains.
- Operating revenues of JR Nagoya Takashimaya increased 0.4 billion yen (1.2%) due to effects of renovations, etc. of sales floors which took place in February 2004.

**(2) Operating expenses (508.6 billion yen; a 13.8 billion yen or 2.8% increase year-over-year)**

- Depreciation and amortization increased 11.6 billion yen as a result of a change of the method of depreciation and amortization for the Shinkansen railway ground facilities from the straight-line method to the declining-balance method.

**(3) Operating income (189.2 billion yen; a 0.7 billion yen or 0.4% increase year-over-year: the first increase in three half- year periods)**

**(4) Non-operating loss (-91.0 billion yen, a 22.6 billion yen improvement year-over-year)**

- Interest expense decreased 6.5 billion yen as a result of a decline in long-term debts, etc.

**(5) Ordinary income (98.1 billion yen; a 9.5 billion yen or 10.8% increase year-over-year)**

**(6) Extraordinary income (loss) (21.6 billion yen; a 22.6 billion yen improvement year-over-year)**

- While the gain on the sale of shares of Vodafone, etc. was recorded on extraordinary income, impairment loss, which was derived from accounting applications for impaired assets, the application of which has started from this first half year, was recorded as extraordinary loss.

**(7) Net income (71.8 billion yen; a 20.8 billion yen or 40.7% increase year-over-year)**

**2. Summary of Financial Position**

- Long-term debt was decreased 74.4 billion yen, to 3,975.9 billion yen, which was lower than 4 trillion yen.
- Total shareholders' equity increased 63.1 billion yen. The balance thereof at the end of the first half of this fiscal year was 829.1 billion yen (equity capital ratio: 15.2%).

**3. Conditions of Cash Flow**

- As a result of applying funds from the business operation derived from the Tokaido Shinkansen, of which the ridership continued to develop favorably, and funds from the income derived from the sale of shares of Vodafone, etc. to the investment activities such as developing the new Series 700, free cash flow was 175.1 billion yen, which was appropriated mainly on repayment of long-term debts.
- The balance of funds at the end of the first half of this fiscal year was 173.7 billion yen, which is 94.2 billion yen higher than the beginning of the first half of this fiscal year.

**4. Forecasted Results of Operations for the Fiscal Year Ending March 31, 2005**

- Operating revenues: 1,396.3 billion yen (a 12.2 billion yen or 0.9% increase year-over-year).
- Ordinary income: 130.8 billion yen (a -0.2 billion yen or 0.2% decrease year-over-year).
- Net income: 89.9 billion yen (a 17.6 billion yen or 24.4% increase year-over-year).

* The Company began disclosing half-year financial statements from the FY 2000. Information on the FY 1999 is disclosed for reference purposes.

[EXHIBIT 2]

Comparison of Passenger-kilometers and Transportation Revenues (Central Japan Railway)

(Unit: Millions of passenger-kilometers, Billions of yen)

| | | | | First Half of FY 2003 | First Half of FY 2004 | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|---|---|---|
| Passenger-kilometers | Shinkansen | | Commuter | 562 | 587 | 25 | 104.4 |
| | | | Others | 19,539 | 20,241 | 702 | 103.6 |
| | | | Subtotal | 20,101 | 20,828 | 727 | 103.6 |
| | Conventional Lines | | Commuter | 2,678 | 2,687 | 9 | 100.3 |
| | | | Others | 1,931 | 1,929 | (2) | 99.9 |
| | | | Subtotal | 4,609 | 4,616 | 7 | 100.1 |
| | Subtotal | | Commuter | 3,240 | 3,274 | 34 | 101.0 |
| | | | Others | 21,470 | 22,170 | 700 | 103.3 |
| | | | Subtotal | 24,710 | 25,444 | 734 | 103.0 |
| Transportation Revenues | Passenger Fares | Shinkansen | Commuter | 6.7 | 6.9 | 0.2 | 103.0 |
| | | | Others | 468.4 | 482.7 | 14.2 | 103.1 |
| | | | Subtotal | 475.1 | 489.6 | 14.5 | 103.1 |
| | | Conventional Lines | Commuter | 16.5 | 16.6 | 0.0 | 100.4 |
| | | | Others | 37.1 | 36.7 | (0.3) | 98.9 |
| | | | Subtotal | 53.7 | 53.3 | (0.3) | 99.4 |
| | | Subtotal | Commuter | 23.2 | 23.5 | 0.2 | 101.2 |
| | | | Others | 505.6 | 519.5 | 13.9 | 102.7 |
| | | | Subtotal | 528.8 | 543.0 | 14.1 | 102.7 |
| | Parcel Fare | | | 0.1 | 0.1 | 0.0 | 101.6 |
| | Subtotal | | | 529.0 | 543.1 | 14.1 | 102.7 |

(For Reference)

Actual Results for the One Year Period After the Revision of the Timetable in October 2003 (Shinkansen)

(Unit: Millions of passenger-kilometers, Billions of yen)

| | From October 1, 2002 to September 30, 2003 | From October 1, 2003 to September 30, 2004 | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|
| Passenger-kilometers | 39,627 | 41,067 | 1,440 | 103.6 |
| Transportation Revenues | 941.0 | 971.9 | 30.9 | 103.3 |

(Notes) 1. Any fraction, less than one unit, in passenger-kilometers is rounded to the nearest unit.
2. Any fraction, less than one unit, in transportation revenues is disregarded.

[EXHIBIT 3]

## Comparative Statement of Income and Retained Earnings (Consolidated)

(Unit: Billions of yen)

| Classifications | First Half of FY 2003 | First Half of FY 2004 | Increase/ (Decrease) | Year-Over-Year (%) | Main Factor of Increase/(Decrease) |
|---|---|---|---|---|---|
| **Operating Revenues** | *[1.220]* 683.2 | *[1.215]* 697.8 | 14.5 | 102.1 | |
| Transportation | 553.2 | 568.1 | 14.9 | 102.7 | Increase relating to our railway operations |
| Distribution | 84.0 | 84.1 | 0.0 | 100.0 | |
| Real Estate | 19.1 | 18.6 | (0.5) | 97.1 | |
| Other Services | 26.7 | 26.8 | 0.1 | 100.6 | |
| **Operating Expenses** | 494.7 | 508.6 | 13.8 | 102.8 | Increase due to our depreciation and amortization |
| **Operating Income** | *[1.048]* 188.4 | *[1.038]* 189.2 | 0.7 | 100.4 | |
| **Non-Operating Income (Loss)** | (99.8) | (91.0) | 8.8 | 91.2 | |
| Non-Operating Revenues | 1.8 | 1.7 | (0.0) | 97.5 | |
| Non-Operating Expenses | 101.6 | 92.8 | (8.8) | 91.3 | Decrease of interest expense |
| **Ordinary Income** | *[1.082]* 88.6 | *[1.060]* 98.1 | 9.5 | 110.8 | |
| **Extraordinary Income or Loss** | (0.9) | 21.6 | 22.6 | -- | |
| Extraordinary Profit | 0.3 | 25.2 | 24.8 | 999.9 | Sale of shares of Vodafone, etc. |
| Extraordinary Loss | 1.3 | 3.5 | 2.2 | 261.7 | |
| **Net Income before Adjustment of Taxes** | 87.6 | 119.8 | 32.1 | 136.7 | |
| Income Taxes, Current | 41.5 | 51.7 | 10.1 | 124.4 | |
| Income Taxes, Deferred | (5.8) | (4.8) | 1.0 | 82.5 | |
| Minority Interest | 0.8 | 1.0 | 0.2 | 126.5 | |
| **Net Income** | *[1.056]* 51.0 | *[1.033]* 71.8 | 20.8 | 140.7 | |

(Notes) 1. Any fraction less than one unit is disregarded. The figure shown in *[ ]* brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

2. The breakdown of operating revenues is based on the amount of sales to outside customers, according to industrial segments.

## Operating Income (Loss) According to Industrial Segments

(Unit: Billions of yen)

| Classifications | Segments | First Half of FY 2003 | First Half of FY 2004 | Increase/(Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|---|
| **Operating Revenues** | Transportation | 558.7 | 573.6 | 14.8 | 102.7 |
| | Distribution | 87.4 | 87.7 | 0.3 | 100.4 |
| | Real Estate | 27.9 | 27.8 | (0.0) | 99.8 |
| | Other Services | 60.5 | 52.8 | (7.7) | 87.2 |
| | Elimination or Corporate | (51.4) | (44.2) | 7.1 | 86.0 |
| | Total | 683.2 | 697.8 | 14.5 | 102.1 |
| **Operating Income** | Transportation | 178.3 | 180.4 | 2.1 | 101.2 |
| | Distribution | 2.8 | 2.5 | (0.3) | 88.5 |
| | Real Estate | 6.7 | 6.5 | (0.1) | 97.5 |
| | Others | 0.4 | (0.8) | (1.3) | -- |
| | Elimination or Corporate | 0.1 | 0.5 | 0.4 | 507.7 |
| | Total | 188.4 | 189.2 | 0.7 | 100.4 |

(Notes) 1. Any fraction less than one unit is disregarded.

2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

[EXHIBIT 4]

## Comparative Half Year Balance Sheet (Consolidated)

(Unit: Billions of yen)

| Classifications | At the End of March 2004 | At the End of September 2004 | Increase/(Decrease) | Main Factor of Increase/(Decrease) |
|---|---|---|---|---|
| **Current Assets** | 173.8 | 268.7 | 94.8 | Increase in cash and cash equivalents |
| **Fixed Assets** | 5,299.6 | 5,198.0 | (101.5) | |
| Property and Equipment | 5,048.1 | 4,964.3 | (83.8) | Decrease due to depreciation and amortization |
| Intangible Fixed Assets | 29.6 | 20.2 | (9.4) | |
| Investments and Other Assets | 221.8 | 213.4 | (8.3) | |
| **Total Assets** | 5,473.5 | 5,466.7 | (6.7) | |
| **Current Liabilities** | 602.9 | 570.2 | (32.7) | |
| **Fixed Liabilities** | 4,092.6 | 4,054.4 | (38.2) | |
| **Total Liabilities** | 4,695.5 | 4,624.6 | (70.9) | |
| [Long-term Debt] | 4,050.3 | 3,975.9 | (74.4) | The Company: (69.4) Subsidiaries: (5.0) |
| **Minority Interest** | 11.9 | 12.9 | 1.0 | |
| **Total Shareholders' Equity** | 765.9 | 829.1 | 63.1 | |
| **Total Liabilities, Minority Interest and Shareholders' Equity** | 5,473.5 | 5,466.7 | (6.7) | |

(Note) Any fraction less than one unit is disregarded.

## Comparative Half Year Statement of Cash Flows (Consolidated)

(Unit: Billions of yen)

| Classifications | First Half of FY 2003 | First Half of FY 2004 | Increase/(Decrease) | Main Factor of Increase/(Decrease) |
|---|---|---|---|---|
| **Operating Activities** | 169.4 | 203.7 | 34.3 | |
| Income Before Income, Taxes and Minority Interest. | 87.6 | 119.8 | 32.1 | Increase of our railway operations |
| Depreciation and Amortization | 111.6 | 123.3 | 11.6 | |
| Other | (29.8) | (39.4) | (9.5) | |
| **Investing Activities** | (78.7) | (28.6) | 50.1 | |
| Purchase of Property, Equipment and Intangible Fixed Assets | (86.7) | (61.6) | 25.1 | |
| Income from Sales of Securities | 0.2 | 22.7 | 22.5 | Sale of shares of Vodafone, etc. |
| Other | 7.7 | 10.2 | 2.5 | |
| **[Free Cash Flows (Operations plus Investments)]** | 90.6 | 175.1 | 84.5 | |
| **Financing Activities** | (24.4) | (81.3) | (56.8) | |
| Long-term Borrowings and Issuance of Bonds | 50.0 | 40.1 | (9.9) | |
| Repayment of Long-term Debt | (73.6) | (114.5) | (40.9) | Repayment of long-term debts |
| Other | (0.8) | (6.9) | (6.0) | |
| Increase in Cash and Cash Equivalents | 66.1 | 93.8 | 27.6 | |
| Cash and Cash Equivalents, Beginning of Year | 77.6 | 79.5 | 1.8 | |
| Increase in Cash and Cash Equivalents upon Merger | 0.1 | 0.4 | 0.2 | |
| Cash and Cash Equivalent, End of Year | 143.9 | 173.7 | 29.8 | |

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 5]

## Forecasted Results of Operations of the Fiscal Year 2004 (Consolidated)

(Unit: Billions of yen)

| Classifications | At the End of FY 2003 (Actual Results) | At the End of FY 2004 (Forecasts) | Increase/(Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|
| Operating Revenues | [1.227] 1,384.0 | [1.227] 1,396.3 | 12.2 | 100.9 |
| Operating Expenses | 1,039.6 | 1,059.4 | 19.7 | 101.9 |
| Operating Income | [1.052] 344.4 | [1.047] 336.9 | (7.5) | 97.8 |
| Ordinary Income | [1.115] 131.0 | [1.108] 130.8 | (0.2) | 99.8 |
| Net Income | [1.079] 72.2 | [1.045] 89.9 | 17.6 | 124.4 |

(Note) Any fraction less than one unit is disregarded. The figure shown in [ ] brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

## Forecasted Results of Operations by Industrial Segments

(Unit: Billions of yen)

| Classifications | | At the End of FY 2003 (Actual Results) | At the End of FY 2004 (Forecasts) | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|---|
| **Operating Revenues** | Transportation | 1,125.5 | 1,136.8 | 11.2 | 101.0 |
| | Distribution | 176.2 | 178.4 | 2.1 | 101.2 |
| | Real Estate | 55.4 | 55.6 | 0.1 | 100.2 |
| | Other Services | 139.6 | 130.7 | (8.9) | 93.6 |
| | Elimination or Corporate | (112.9) | (105.2) | 7.7 | 93.1 |
| | Total | 1,384.0 | 1,396.3 | 12.2 | 100.9 |
| **Operating Income** | Transportation | 324.0 | 318.0 | (6.0) | 98.1 |
| | Distribution | 5.3 | 5.5 | 0.1 | 102.5 |
| | Real Estate | 12.1 | 12.3 | 0.1 | 100.9 |
| | Others | 3.0 | 1.2 | (1.8) | 39.4 |
| | Elimination or Corporate | (0.1) | (0.1) | 0 | 58.8 |
| | Total | 344.4 | 336.9 | (7.5) | 97.8 |

(Notes) 1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

## Estimated Long-term Debts to be Decreased (Consolidated / Non-Consolidated)

(Unit: Billions of yen)

| Classifications | At the End of FY 2003 (Actual Results) | First Half of FY 2004 (Actual Results) | At the End of FY 2003 (Forecasts) | Estimated Amounts of Decrease in Year |
|---|---|---|---|---|
| Balance of Long-term Debts (Consolidated) | 4,050.3 | 3,975.9 | 3,802.3 | (248.0) |
| Balance of Long-term Debts (Non-consolidated) | 3,943.4 | 3,874.0 | 3,703.4 | (240.0) |

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 6]

## Comparative Half Year Statement of Income and Retained Earnings (Non-Consolidated)

(Unit: Billions of yen)

| Classifications | First Half of FY 2003 | First Half of FY 2004 | Increase/ (Decrease) | Year-Over-Year (%) | Main Factor of Increase/(Decrease) |
|---|---|---|---|---|---|
| **Operating Revenues** | 559.9 | 574.2 | 14.3 | 102.6 | |
| Transportation | 529.0 | 543.1 | 14.1 | 102.7 | Increase relating to the Shinkansen |
| Other Services | 30.9 | 31.0 | 0.1 | 100.4 | |
| **Operating Expenses** | 380.0 | 391.9 | 11.8 | 103.1 | |
| Personnel Expenses | 85.6 | 83.9 | (1.7) | 98.0 | |
| Non-Personnel Expenses | 172.4 | 173.8 | 1.4 | 100.8 | |
| Taxes Other Than Income Taxes | 16.7 | 17.2 | 0.5 | 103.0 | |
| Depreciation and Amortization | 105.3 | 116.9 | 11.6 | 111.0 | Increase resulting from change of method of depreciation, etc. |
| **Operating Income** | 179.8 | 182.3 | 2.4 | 101.4 | |
| **Non-Operating Income (Loss)** | (97.9) | (89.6) | 8.3 | 91.5 | |
| Non-Operating Revenues | 1.7 | 1.6 | (0.1) | 93.5 | |
| Non-Operating Expenses | 99.7 | 91.3 | (8.4) | 91.5 | Decrease in interest expenses |
| **Ordinary Income** | 81.8 | 92.6 | 10.7 | 113.1 | |
| **Extraordinary Income (Loss)** | (0.3) | 21.1 | 21.5 | 999.9 | Sale of shares of Vodafone, etc. |
| Extraordinary Profit | 0.3 | 23.7 | 23.4 | 362.7 | |
| Extraordinary Loss | 0.7 | 2.6 | 1.9 | 139.6 | |
| **Net Income before Adjustment of Taxes** | 81.5 | 113.8 | 32.2 | 126.5 | |
| Income Taxes, Current | 38.7 | 49.0 | 10.2 | 126.5 | |
| Deferred Taxes | (5.5) | (4.7) | 0.8 | 85.4 | |
| **Net Income** | 48.3 | 69.5 | 21.1 | 143.8 | |

(Note) Any fraction less than one unit is disregarded.

## Forecasted Results of Operations for the Fiscal Year 2004 (Non-Consolidated)

(Unit: Billions of yen)

| Classifications | At the End of FY 2003 (Actual Results) | At the End of FY 2004 (Forecasts) | Increase/(Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|
| Operating Revenues | 1,127.7 | 1,137.9 | 10.1 | 100.9 |
| Operating Income | 327.3 | 321.8 | (5.5) | 98.3 |
| Ordinary Income | 117.5 | 118.1 | 0.5 | 100.5 |
| Net Income | 66.9 | 86.0 | 19.0 | 128.4 |

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 7]

## Referential Figures for the First Half of the Fiscal Year (Consolidated)

| | Unit | First Half of FY 2003 | First Half of FY 2004 | Increase/ (Decrease) | At the End of FY 2003 |
|---|---|---|---|---|---|
| Finance Income and Expenditures | Billions of yen | (97.5) | (90.8) | 6.6 | (193.1) |
| Interest Expense, etc. | Billions of yen | 98.0 | 91.5 | (6.5) | 193.6 |
| Earnings per Share (EPS) | Yen | 22,816.08 | 32,111.76 | 9,295.68 | 32,172.54 |
| Equity Ratio | % | 13.3 | 15.2 | 1.9 | 14.0 |
| Average Interest | % | 4.60 | 4.54 | (0.06) | 4.57 |

(Note) Average number of shares for the term: 2,238,052 shares for the first half of FY 2003; 2,238,052 shares for the first half of FY 2004 and 2,238,052 shares at the end of FY 2003.

## Referential Figures for the First Half of Fiscal Year (Non-Consolidated)

| | Unit | First Half of FY 2003 | First Half of FY 2004 | Increase/ (Decrease) | At the End of FY 2003 |
|---|---|---|---|---|---|
| Finance Income and Expenditures | Billions of yen | (95.9) | (89.4) | 6.4 | (190.1) |
| Interest Expense, etc. | Billions of yen | 96.4 | 90.1 | (6.3) | 190.7 |
| Earnings per Share (EPS) | Yen | 21,587.06 | 31,047.76 | 9,460.70 | 29,778.01 |
| Equity Ratio | % | 13.6 | 15.4 | 1.8 | 14.3 |
| Average Interest | % | 4.66 | 4.59 | (0.07) | 4.62 |

(Note) Average number of shares for the term: 2,240,000 shares for the first half of FY 2003; 2,240,000 shares for the first half of FY 2004 and 2,240,000 shares at the end of FY 2003.

(For Reference)

Settlement of Accounts for the First Half of Fiscal Year 2004

[Consolidated Settlement of Accounts]

- Operating revenues: 697.8 billion yen (a 14.5 billion yen or 2.1% increase year-over-year)
- Ordinary income: 98.1 billion yen (a 9.5 billion yen or 10.8% increase year-over-year)
- Net income: 71.8 billion yen (a 20.8 billion yen or 40.7% increase year-over-year)

[Non-Consolidated Settlement of Accounts]

- Operating revenues: 574.2 billion yen (a 14.3 billion yen or 2.6% increase year-over-year)
- Ordinary income: 92.6 billion yen (a 10.7 billion yen or 13.1% increase year-over-year)
- Net income: 69.5 billion yen (a 21.1 billion yen or 43.5% increase year-over-year)

| | Consolidated | Non-Consolidated |
|---|---|---|
| Operating Revenues | ● The highest amount ever<br>● Growth for five consecutive half-year periods | ● Growth for two consecutive half-year periods<br>● Railway operation marked the highest amount ever |
| Ordinary Income | ● The highest amount ever<br>● Growth for five consecutive half-year periods<br>● Simultaneous growth in both operating revenues and ordinary income, for consecutive five half-year periods | ● The highest amount ever<br>● Growth for six consecutive half-year periods<br>● Simultaneous growth in both operating revenues and ordinary income for two consecutive half-year periods |
| Net Income | ● The highest amount ever<br>● Growth for two consecutive half-year periods<br>● Simultaneous growth in both operating revenues and net income for two consecutive half-year periods | ● The highest amount ever<br>● Growth for two consecutive half-year periods<br>● Simultaneous growth in both operating revenues and net income for two consecutive half-year periods |

(Note) The above table contains the first half year results since we started disclosing the half year results.
On a consolidated basis: Half year results have been disclosed since FY 2000 (Half year results of FY 1999 were disclosed for reference).
On a non-consolidated basis: Half year results have been disclosed since FY 1983 (Half year results of FY 1982 were disclosed for reference).

[TRANSLATION]

RECEIVED

# Third Quarter Financial Review and Performance for the Consolidated Fiscal Year Ended March 31, 2005
(From April 1, 2004 to December 31, 2004)

January 31, 2005

Name of Listed Company: Central Japan Railway Company ("JR Central" or the "Company")
(Code No.: 9022; one copy for each of the Tokyo, Osaka and Nagoya Stock/Securities Exchanges
(URL http://jr-central.co.jp)
Representative:
Title: President and Representative Director
Name: Masayuki Matsumoto
Contact Person:
Title: General Manager of the Public Relations Department
Name: Masami Miyazawa
Telephone No: (052) 564-2549

1. Matters relating to the preparation of the quarterly financial information

(1) Whether the simplified method is adopted for the accounting procedure or not: Not adopted
(2) Change in the accounting method from the most recent consolidated fiscal year: Applicable
(3) Change in the scope of the consolidation and equity method: None

2. Third Quarter Financial Review and Performance for the Consolidated Fiscal Year Ended March 31, 2005 (From April 1, 2004 to December 31, 2004)

(1) Progress of the Consolidated Operating Results

Note: Any fraction less than one million yen is disregarded.

| | Operating revenues | | Operating income | | Ordinary income | | Net income of the quarter | |
|---|---|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 12/2004 | 1,058,480 | 2.0 | 292,706 | 0.9 | 128,028 | 3.0 | 89,324 | 27.7 |
| 12/2003 | 1,037,782 | - | 290,104 | - | 124,272 | - | 69,959 | - |
| Reference: 03/2004 | 1,384,055 | | 344,445 | | 131,027 | | 72,278 | |

| | Net income of the quarter per share | Net income of the quarter per share after adjustment for potential shares |
|---|---|---|
| | Yen | Yen |
| 12/2004 | 39,911.67 | - |
| 12/2003 | 31,258.90 | - |
| Reference: 03/2004 | 32,172.54 | - |

Note: Percentages in the above items of operating revenues, operating income, ordinary income and net income of the quarter show the increase or decrease from the same quarter of the previous fiscal year; provided, however, the entry of percentages in the said items for the third quarter ended December 31, 2002 was omitted, as the relevant figures for the third quarter ended December 31, 2003were not prepared.

(2) Variation in the Consolidated Financial Status

| | Total assets | Shareholders' equity | Ratio of shareholders' equity | Shareholders' equity per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 12/2004 | 5,437,836 | 843,437 | 15.5 | 376,862.11 |
| 12/2003 | 5,566,691 | 759,837 | 13.6 | 339,508.62 |
| Reference: 03/2004 | 5,473,512 | 765,970 | 14.0 | 342,126.07 |

<Consolidated Cash Flow Status>

| | Net cash provided by operating activities | Net cash used in investing activities | Net cash used in financing activities | Cash and cash equivalents, end of year |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Millions of yen |
| 12/2004 | 324,399 | (59,254) | (179,411) | 165,730 |
| 12/2003 | 287,198 | (114,661) | (109,073) | 141,260 |
| Reference: 03/2004 | 369,981 | (150,895) | (217,328) | 79,554 |

[Reference]

Forecasts for the fiscal year ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

| | Operating revenues | Ordinary income | Net income |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| Annual | 1,396,300 | 130,800 | 89,900 |

For reference: The forecasted net income per share (annual): 40,168.86 yen.

* The actual results may differ from the above forecasts depending on future economic conditions and certain other factors. The above forecasts for the fiscal year ending March 31, 2005 were the same when announced as the interim financial results.

[Annexed Materials]

*Translation omitted.*

(III) Summary of the Quarterly Consolidated Financial Statements

I Summary of Quarterly Consolidated Balance Sheets

(Millions of yen)

| Classifications | Previous consolidated fiscal year (as of March 31, 2004) | At the end of the current quarter (as of December 31, 2004) | Increase/ (Decrease) | (Reference) At the end of the previous quarter (as of December 31, 2003) |
|---|---|---|---|---|
| | Amount | Amount | Amount | Amount |
| (ASSETS) | | | | |
| I Current Assets | | | | |
| 1. Cash and deposits | 59,205 | 161,845 | 102,640 | 137,151 |
| 2. Trade notes and accounts receivables | 21,454 | 20,317 | (1,136) | 20,679 |
| 3. Railway usage charges, collected | 16,445 | 32,868 | 16,423 | 25,069 |
| 4. Other current assets | 76,779 | 59,204 | (17,575) | 61,568 |
| Total Current Assets | 173,884 | 274,236 | 100,351 | 244,468 |
| II Fixed Assets | | | | |
| 1. Property and equipment | 5,048,198 | 4,926,372 | (121,825) | 5,071,655 |
| 2. Intangible fixed assets | 29,601 | 18,593 | (11,008) | 38,836 |
| 3. Investment and other assets | 221,828 | 218,634 | (3,194) | 211,731 |
| Total Fixed Assets | 5,299,627 | 5,163,600 | (136,027) | 5,322,223 |
| TOTAL ASSETS | 5,473,512 | 5,437,836 | (35,675) | 5,566,691 |
| (LIABILITIES) | | | | |
| I Current Liabilities | | | | |
| 1. Trade notes and accounts payables | 42,234 | 34,213 | (8,020) | 35,608 |
| 2. Current portion of long-term debt | 109,318 | 83,098 | (26,220) | 40,464 |
| 3. Current portion of long-term payables for purchase of railway facilities | 194,635 | 194,767 | 132 | 183,680 |
| 4. Other current liabilities | 256,728 | 270,607 | 13,878 | 259,128 |
| Total Current Liabilities | 602,916 | 582,687 | (20,229) | 518,882 |
| II Long-term Liabilities | | | | |
| 1. Bonds | 285,000 | 335,000 | 50,000 | 275,000 |
| 2. Long-term debt | 633,025 | 613,408 | (19,617) | 696,937 |
| 3. Long-term payables for purchase of railway facilities | 2,828,391 | 2,687,447 | (140,944) | 2,965,071 |
| 4. Other long-term liabilities | 346,240 | 362,229 | 15,988 | 339,023 |
| Total Long-term Liabilities | 4,092,657 | 3,998,084 | (94,573) | 4,276,032 |
| TOTAL LIABILITIES | 4,695,574 | 4,580,771 | (114,803) | 4,794,914 |
| (MINORITY INTERESTS) | | | | |
| Minority Interests | 11,967 | 13,628 | 1,660 | 11,939 |
| (SHAREHOLDERS' EQUITY) | | | | |
| I Paid-in Capital | 112,000 | 112,000 | - | 112,000 |
| II Capital Surplus | 53,500 | 53,500 | - | 53,500 |
| III Retained Earnings | 590,174 | 668,226 | 78,052 | 587,855 |
| IV Unrealized Gains on Available-for-Sale Securities | 11,216 | 10,631 | (585) | 7,403 |
| V Treasury Stock | (921) | (921) | - | (921) |
| TOTAL SHAREHOLDERS' EQUITY | 765,970 | 843,437 | 77,466 | 759,837 |
| TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY | 5,473,512 | 5,437,836 | (35,675) | 5,566,691 |

(Note) *Any fraction less than one million yen is disregarded.*

## II Summary of Quarterly Consolidated Statements of Income

(Millions of yen)

| Classifications | First three quarters of the previous consolidated fiscal year (from April 1, 2003 to December 31, 2003) | First three quarters of the current consolidated fiscal year (from April 1, 2004 to December 31, 2004) | Increase/ (Decrease) | (Reference) Previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) |
|---|---|---|---|---|
| | Amount | Amount | Amount | Amount |
| I Operating Revenues | 1,037,782 | 1,058,480 | 20,698 | 1,384,055 |
| II Operating Costs and Expenses | 747,677 | 765,773 | 18,095 | 1,039,610 |
| 1. Transportation, other services and cost of sales | 624,241 | 633,999 | 9,757 | 871,208 |
| 2. Selling, general and administrative expenses | 123,436 | 131,774 | 8,338 | 168,401 |
| Operating income | 290,104 | 292,706 | 2,602 | 344,445 |
| III Non-operating Income | 2,377 | 2,249 | (128) | 5,931 |
| 1. Interest income and dividend income | 534 | 699 | 164 | 561 |
| 2. Other non-operating income | 1,842 | 1,549 | (292) | 5,370 |
| IV Non-operating Expenses | 168,209 | 166,927 | (1,282) | 219,348 |
| 1. Interest expense | 20,748 | 20,307 | (440) | 27,550 |
| 2. Interest expense for long-term payables for purchase of railway facilities | 125,528 | 115,338 | (10,190) | 166,148 |
| 3. Other non-operating expenses | 21,932 | 31,280 | 9,348 | 25,649 |
| Ordinary Income | 124,272 | 128,028 | 3,756 | 131,027 |
| V Extraordinary Income | 2,960 | 25,860 | 22,900 | 12,521 |
| 1. Contributions for the construction of railway facilities received | 2,310 | 3,281 | 970 | 10,758 |
| 2. Gain on sales of investment securities | 139 | 21,782 | 21,642 | 738 |
| 3. Other extraordinary income | 510 | 796 | 286 | 1,024 |
| VI Extraordinary Loss | 7,278 | 4,564 | (2,713) | 18,245 |
| 1. Loss on reduction of property and equipment | 2,052 | 1,843 | (209) | 10,475 |
| 2. Other extraordinary loss | 5,225 | 2,721 | (2,504) | 7,769 |
| Income before income taxes and minority interests | 119,953 | 149,324 | 29,370 | 125,303 |
| Income taxes, current | 48,206 | 58,154 | 9,947 | 64,989 |
| Income taxes, deferred | 579 | 143 | (436) | (13,225) |
| Minority interests | 1,208 | 1,701 | 493 | 1,261 |
| Net income of the quarter | 69,959 | 89,324 | 19,365 | 72,278 |

(Note) Any fraction less than one million yen is disregarded.

(Change in the accounting method)

The depreciation of the buildings and structures relating to the Shinkansen railway ground facilities was historically determined by the straight-line method; however, the declining-balance method was adopted from this consolidated fiscal year.

The effects of this change were to increase the depreciation and amortization included in the transportation, other services and cost of sales of this quarter by 29,487 million yen and to decrease the operating income, ordinary income and income before income taxes and minority interests of the quarter by the same amount, compared with the respective amounts if computed by the previous method.

(Accounting Standard for Impairment of Fixed Assets)

The Company has adopted of the accounting standard for impairment of fixed assets

and the guidance therefor from this consolidated fiscal year.

The effect of this change was to decrease the income before income taxes and minority interests by 1,093 million yen.

## III Summary of Quarterly Consolidated Statements of Cash Flows

(Millions of yen)

| Classifications | First three quarters of the previous consolidated fiscal year (from April 1, 2003 to December 31, 2003) Amount | First three quarters of the current consolidated fiscal year (from April 1, 2004 to December 31, 2004) Amount | Increase/ (Decrease) Amount | (Reference) Previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) |
|---|---|---|---|---|
| I Operating Activities | | | | |
| 1. Income before income taxes and minority interests of the quarter | 119,953 | 149,324 | 29,370 | 125,303 |
| 2. Depreciation and amortization | 169,280 | 187,275 | 17,994 | 225,439 |
| 3. Interest and dividend income | (534) | (699) | (164) | (561) |
| 4. Interest expense | 146,276 | 135,646 | (10,630) | 193,699 |
| 5. Gain on sales of investment securities | (139) | (21,782) | (21,642) | (738) |
| 6. Decrease in trade payables | (9,194) | (15,272) | (6,077) | (1,345) |
| 7. Increase (decrease) in purchased liabilities | (5,294) | (8,072) | (2,778) | 1,331 |
| 8. Decrease in account payable | (27,918) | (11,480) | 16,438 | (16,596) |
| 9. Other | 66,999 | 68,177 | 1,177 | 106,688 |
| Sub-total | 459,429 | 483,116 | 23,686 | 633,220 |
| 10. Interest and dividend received | 568 | 727 | 158 | 594 |
| 11. Interest paid | (104,727) | (97,152) | 7,574 | (195,629) |
| 12. Income taxes paid | (68,072) | (62,291) | 5,781 | (68,204) |
| Net cash provided by operating activities | 287,198 | 324,399 | 37,201 | 369,981 |
| II Investing Activities | | | | |
| 1. Purchase of property and equipment and intangible fixed assets | (124,719) | (93,384) | 31,335 | (169,698) |
| 2. Proceeds from sales of marketable and investment securities | 249 | 22,797 | 22,547 | 1,111 |
| 3. Other, net | 9,808 | 11,332 | 1,523 | 17,690 |
| Net cash used in investing activities | (114,661) | (59,254) | 55,406 | (150,895) |
| III Financing Activities | | | | |
| 1. Proceeds from bonds issuance and long-term debt | 50,000 | 70,100 | 20,100 | 82,000 |
| 2. Repayment of long-term liabilities | (135,320) | (206,749) | (71,428) | (278,103) |
| 3. Other, net | (23,752) | (42,762) | (19,009) | (21,224) |
| Net cash used in financing activities | (109,073) | (179,411) | (70,338) | (217,328) |
| IV Net Increase in Cash and Cash Equivalents | 63,463 | 85,734 | 22,270 | 1,757 |
| V Cash and Cash Equivalents, Beginning of Year | 77,669 | 79,554 | 1,884 | 77,669 |
| VI Cash and Cash Equivalents Increased by Merger of Consolidated Subsidiaries with Unconsolidated Subsidiaries | 127 | 442 | 315 | 127 |
| VII Cash and Cash Equivalents, End of Year of the Quarter | 141,260 | 165,730 | 24,469 | 79,554 |

(Note) Any fraction less than one million yen is disregarded.

Segment Information

*Translation omitted.*

Reference Material

[EXHIBIT 1]

Summary of the Results of Operations
for the Period from April 1 to December 31, 2004 (Consolidated)

January 31, 2005
Central Japan Railway Company

**1. Summary of Operating Results**

- Operating revenues increased as the ridership of the Tokaido Shinkansen continued to perform favorably due to, among other things, revisions of the timetable, and the fares and product system, etc. in October 2003.
- Despite higher expenses derived from the change of the amortization and depreciation method with respect to the Sinkansen railway ground facilities, ordinary income increased as interest expense decreased in line with decreased long-term debt. In addition, the net income increased due to a gain on the sale of shares of Vodafone, etc.

(1) Operating revenues (1,058.4 billion yen; a 20.6 billion yen or 2.0% increase year-over-year)

- The passenger volume of the Tokaido Shinkansen (passenger-kilometers) increased 3.2% year-over-year due to the effects of revisions of the timetable, and the fares and product system, etc. in October 2003. As a result, the non-consolidated railway operations of the Shinkansen increased 18.4 billion yen (2.6%) to 741.7 billion yen and on the consolidated basis, including conventional lines, increased 17.2 billion yen (2.1%) to 820.8 billion yen.
- With respect to JR Nagoya Takashimaya, operating revenues increased 1 billion yen (1.8%) to 61.2 billion yen, due to, among other things, the effect of the introduction of a reward card.

(2) Operating expenses (292.7 billion yen; a 2.6 billion yen or 0.9% increase year-over-year)

- Operating expenses increased 18.0 billion yen due to the change in the method of depreciation and amortization with respect to the Shinkansen railway ground facilities (from the straight-line method to the declined-balance method).

(3) Ordinary income (128.0 billion yen ; a 3.7 billion yen or 3.0% increase year-over-year)

- Ordinary income decreased as, among other things, long-term debts, decreased, whereby non-operating income (loss) improved 1.1 billion yen.

(4) Net income (89.3 billion yen; a 19.3 billion yen or 27.7% increase year-over-year)

- A gain on the sale of shares of Vodafone, etc. (21.6 billion yen) and impaired loss, among other things (1.0 billion) were recorded as extraordinary income and as extraordinary loss.

**2. Forecasts of Results of Operations for the Fiscal Year Ending March 31, 2005**

There will be no restatements regarding the forecasts of full year results of operations announced with the results for the first half of fiscal year 2005. We expect that operating revenues of 1,396.3 billion yen (a 0.9 increase year-over-year), ordinary income of 130.8 billion yen (a 0.2% increase year-over-year) and net income of 89.9 billion yen (a 24.4% increase year-over-year), respectively.

[EXHIBIT 2]

Summary of Quarterly Balance Sheet (Non-consolidated) (Unit: Millions of yen)

| Classifications | Previous Fiscal Year (As of March 31, 2004) | At the End of This Quarter (As of December 31, 2004) | Increase/ (Decrease) | (Reference) At the End of the Same Quarter of the Previous Fiscal Year (As of December 31, 2003) |
|---|---|---|---|---|
| (ASSETS) | | | | |
| Current Assets | 137,079 | 241,830 | 104,751 | 200,153 |
| Fixed Assets | 5,165,198 | 5,035,747 | (129,450) | 5,191,448 |
| Total Assets | 5,302,278 | 5,277,578 | (24,699) | 5,391,601 |
| (LIABILITIES) | | | | |
| Current Liabilities | 586,608 | 575,806 | (10,802) | 500,890 |
| Fixed Liabilities | 3,958,287 | 3,871,217 | (87,069) | 4,138,322 |
| Total Liabilities | 4,544,895 | 4,447,023 | (97,871) | 4,639,212 |
| (SHAREHOLDERS' EQUITY) | | | | |
| Paid-In Capital | 112,000 | 112,000 | -- | 112,000 |
| Capital Surplus | 53,500 | 53,500 | -- | 53,500 |
| Retained Earnings | 581,137 | 654,549 | 73,411 | 579,966 |
| Difference of Evaluation of Other Securities | 10,744 | 10,505 | (239) | 6,921 |
| Total Shareholders' Equity | 757,382 | 830,555 | 73,172 | 752,388 |
| Total Liabilities and Shareholders' Equity | 5,302,278 | 5,277,578 | (24,699) | 5,391,601 |

Summary of Quarterly Statement of Income and Retained Earnings (Non-consolidated) (Unit: Millions of yen)

| Classifications | The Same Quarter of the Previous Fiscal Year (from April 1, 2003 to December 31, 2003) | This Quarter (from April 1, 2004 to December 31, 2004) | Increase/ (Decrease) | (Reference) Previous Fiscal Year (from April 1, 2003 to March 31, 2004) |
|---|---|---|---|---|
| Operating Revenues | 850,214 | 867,390 | 17,176 | 1,127,783 |
| Operating Expenses | 573,636 | 587,095 | 13,458 | 800,463 |
| Operating Income | 276,577 | 280,295 | 3,718 | 327,319 |
| Non-Operating Revenues | 2,300 | 2,107 | (193) | 5,762 |
| Non-Operating Expenses | 165,222 | 164,775 | (446) | 215,573 |
| Ordinary Income | 113,656 | 117,627 | 3,971 | 117,508 |
| Extraordinary Profit | 2,610 | 24,117 | 21,506 | 11,942 |
| Extraordinary Loss | 5,800 | 2,906 | (2,894) | 15,420 |
| Net Income before Adjustment of Taxes | 110,465 | 138,838 | 28,372 | 114,030 |
| Income Taxes, Current | 44,360 | 54,211 | 9,850 | 60,036 |
| Income Taxes, Deferred | 298 | (259) | (557) | (12,982) |
| Net Income | 65,806 | 84,886 | 19,079 | 66,977 |

Forecasted Results of Operations (Non-Consolidated) for Fiscal Year Ending March 31, 2005 (from April 1, 2004 to March 31, 2005)

| | Operating Revenue | Ordinary Income | Net Income |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| FullFiscal Year | 1,137,900 | 118,100 | 86,000 |

(Reference) Estimated earning per share (for full fiscal year): 38,392.86 yen

(Note) The actual results of operations may vary from the estimated results of operations depending on the economic conditions, etc. In addition, the figures in the above table (the forecasted results of operations (non-consolidated) for fiscal year ending March 31, 2005) are the same as those announced with the results for the first half of fiscal year 2004 (non-consolidated).

[EXHIBIT 3]

Comparison of Passenger-kilometers and Transportation Revenues (Central Japan Railway)

(Unit: Millions of passenger-kilometers, Billions of yen)

| | | | | Cumulative Total from April to December 2003 | Cumulative Total from April to December 2004 | Year-Over-Year (%) |
|---|---|---|---|---|---|---|
| Passenger-kilometers | Shinkansen | | Commuter | 82.8 | 87.2 | 105.3 |
| | | | Others | 2,965.3 | 3,057.1 | 103.1 |
| | | | Subtotal | 3,048.2 | 3,144.4 | 103.2 |
| | Conventional Lines | | Commuter | 395.2 | 398.4 | 100.8 |
| | | | Others | 287.6 | 284.1 | 98.8 |
| | | | Subtotal | 682.8 | 682.4 | 99.9 |
| | Subtotal | | Commuter | 478.1 | 485.6 | 101.6 |
| | | | Others | 3,252.9 | 3,341.2 | 102.7 |
| | | | Subtotal | 3,731.0 | 3,826.8 | 102.6 |
| Transportation Revenues | Passenger Fares | Shinkansen | Commuter | 10.0 | 10.4 | 104.1 |
| | | | Others | 713.2 | 731.2 | 102.5 |
| | | | Subtotal | 723.2 | 741.7 | 102.6 |
| | | Conventional Lines | Commuter | 24.6 | 24.8 | 100.6 |
| | | | Others | 55.4 | 54.1 | 97.6 |
| | | | Subtotal | 80.1 | 78.9 | 98.5 |
| | | Subtotal | Commuter | 34.7 | 35.2 | 101.6 |
| | | | Others | 768.6 | 785.3 | 102.2 |
| | | | Subtotal | 803.4 | 820.6 | 102.2 |
| | Parcel Fare | | | 0.1 | 0.1 | 96.3 |
| | Subtotal | | | 803.6 | 820.8 | 102.1 |

(Notes) 1. Any fraction, less than one unit in passenger-kilometers, is rounded to the nearest unit.
2. Any fraction, less than one unit in transportation revenues, is disregarded.

[TRANSLATION]

# Brief Announcement of the Annual Consolidated Financial Statements for the Fiscal Year Ended March 31, 2005

April 27, 2005

| | |
|---|---|
| Name of Listed Company: | Central Japan Railway Company ("JR Central" or the "Company") |
| Listed stock/securities exchanges: | Tokyo, Osaka and Nagoya Stock/Securities Exchanges |
| Location of the head office: | Aichi Prefecture |
| Code No.: | 9022 |
| (URL http://jr-central.co.jp) | |
| Representative: | |
| Title: | President and Representative Director |
| Name: | Masayuki Matsumoto |
| Contact Person: | |
| Title: | General Manager of the Public Relations Department |
| Name: | Masami Miyazawa |
| Telephone No: | (052) 564-2549 |
| Date of the meeting of the Board of Directors for the accounts settlement: | April 27, 2005 |
| U.S. accounting standards: | Not adopted |

1. Consolidated Business Results for the Fiscal Year Ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

(1) Consolidated Operating Results

Note: Any fraction less than one million yen is disregarded.

| | Operating revenues | | Operating income | | Ordinary income | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 03/2005 | 1,409,497 | 1.8 | 347,826 | 1.0 | 142,396 | 8.7 |
| 03/2004 | 1,384,055 | 1.5 | 344,445 | 0.9 | 131,027 | 26.3 |

| | Net income | | Net income per share | Net income per share after adjustment for potential shares | Return on equity | Operating income/total assets | Ordinary income/operating revenues |
|---|---|---|---|---|---|---|---|
| | Millions of yen | % | Yen | Yen | % | % | % |
| 03/2005 | 96,087 | 32.9 | 42,806.63 | — | 11.9 | 2.6 | 10.1 |
| 03/2004 | 72,278 | 47.3 | 32,172.54 | — | 9.9 | 2.4 | 9.5 |

Notes:
1. Equity in earnings or losses of unconsolidated subsidiaries and associated companies: 81 million yen for the fiscal year ended March 31, 2005 and 38 million yen (loss) for the fiscal year ended March 31, 2004.
2. Average number of shares (consolidated): 2,238,052 shares for the fiscal year ended March 31, 2005 and 2,238,052 shares for the fiscal year ended March 31, 2004.
3. Change in the accounting method: Applicable.
4. Percentages in the above items of operating revenues, operating income, ordinary income and net income show the increase or decrease from the previous fiscal year.

(2) Consolidated Financial Status

| | Total assets | Shareholders' equity | Ratio of shareholders' equity | Shareholders' equity per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 03/2005 | 5,309,491 | 850,456 | 16.0 | 379,871.71 |
| 03/2004 | 5,473,512 | 765,970 | 14.0 | 342,126.07 |

Note: The number of outstanding shares at the end of the fiscal years (consolidated) was 2,238,052 shares for the fiscal year ended March 31, 2005 and 2,238,052 shares for the fiscal year ended March 31, 2004.

(3) Consolidated Cash Flow Status

| | Net cash provided by operating activities | Net cash used in investing activities | Net cash used in financing activities | Cash and cash equivalents, end of year |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Millions of yen |
| 03/2005 | 422,743 | (97,604) | (326,648) | 78,486 |
| 03/2004 | 369,981 | (150,895) | (217,328) | 79,554 |

(4) Scope of the Consolidation and Equity Method

| | |
|---|---|
| Number of consolidated subsidiaries: | 30 |
| Number of unconsolidated subsidiaries accounted for by the equity method: | – |
| Number of consolidated affiliates accounted for by the equity method: | 2 |

(5) Change in the Scope of the Consolidation and Equity Method

| | |
|---|---|
| Consolidated subsidiaries (addition): | 1 |
| Consolidated subsidiaries (exclusion): | – |
| Affiliates accounted for by the equity method (addition): | – |
| Affiliates accounted for by the equity method (exclusion): | – |

2. Forecasts for the Fiscal Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

| | Operating revenues | Ordinary income | Net income |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| Interim | 711,600 | 122,500 | 73,000 |
| Annual | 1,413,000 | 163,100 | 96,400 |

For reference: The forecasted net income per share (annual): 43,073.17 yen.

*The above forecasts are based on the information and plan available at the date of this announcement and the accrual results may differ therefrom depending on future economic conditions and certain other factors.

[Annexed Materials]

*Translation omitted.*

(IV) Consolidated Financial Statements

I Consolidated Balance Sheets

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (as of March 31, 2004) | | Current consolidated fiscal year (as of March 31, 2005) | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount |
| | | | % | | % | |
| (ASSETS) | | | | | | |
| I Current Assets | | | | | | |
| 1. Cash and deposits | | 59,205 | | 61,065 | | 1,860 |
| 2. Trade notes and accounts receivables | | 21,454 | | 19,587 | | (1,866) |
| 3. Railway usage charges, collected | | 16,445 | | 16,692 | | 246 |
| 4. Land and buildings held for sale | | 6,079 | | 4,083 | | (1,996) |
| 5. Inventories | | 11,956 | | 12,443 | | 487 |
| 6. Deferred tax assets | | 17,289 | | 19,374 | | 2,084 |
| 7. Short-term loans | | 19,959 | | 17,096 | | (2,863) |
| 8. Other current assets | | 21,526 | | 22,429 | | 903 |
| 9. Allowance for doubtful accounts | | (31) | | (10) | | 21 |
| Total Current Assets | | 173,884 | 3.2 | 172,762 | 3.3 | (1,122) |
| II Fixed Assets | | | | | | |
| A. Property and Equipment | | | | | | |
| 1. Buildings and structures | *4 | 2,332,456 | | 2,213,936 | | (118,519) |
| 2. Machinery, rolling stock and vehicles | | 245,065 | | 234,554 | | (10,510) |
| 3. Land | *4 | 2,350,598 | | 2,348,017 | | (2,581) |
| 4. Construction in progress | | 90,704 | | 68,646 | | (22,057) |
| 5. Other property and equipment | | 29,372 | | 32,391 | | 3,019 |
| Total property and equipment | *1 *2 | 5,048,198 | | 4,897,547 | | (150,650) |
| B. Intangible Fixed Assets | | 29,601 | | 16,872 | | (12,728) |
| C. Investment and Other Assets | | | | | | |
| 1. Investment securities | *3 | 66,002 | | 64,241 | | (1,760) |
| 2. Deferred tax assets | | 137,405 | | 146,238 | | 8,833 |
| 3. Other investment and other assets | | 18,695 | | 12,048 | | (6,646) |
| 4. Allowance for doubtful accounts | | (274) | | (220) | | 54 |
| Total Investment and Other Assets | | 221,828 | | 222,308 | | 480 |
| Total Fixed Assets | | 5,299,627 | 96.8 | 5,136,728 | 96.7 | (162,898) |
| TOTAL ASSETS | *4 | 5,473,512 | 100.0 | 5,309,491 | 100.0 | (164,020) |

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (as of March 31, 2004) | | Current consolidated fiscal year (as of March 31, 2005) | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount |
| | | | % | | % | |
| (LIABILITIES) | | | | | | |
| I Current Liabilities | | | | | | |
| 1. Trade notes and accounts payables | | 42,234 | | 44,082 | | 1,847 |
| 2. Short-term borrowings | | 11,175 | | 13,721 | | 2,545 |
| 3. Current portion of long-term debt | *4 | 109,318 | | 97,929 | | (11,389) |
| 4. Current portion of long-term payables for purchase of railway facilities | | 194,635 | | 199,345 | | 4,710 |
| 5. Account payable | | 77,597 | | 78,918 | | 1,321 |
| 6. Consumption tax payable | | 11,028 | | 10,069 | | (959) |
| 7. Accrued income taxes | | 32,024 | | 43,720 | | 11,696 |
| 8. Advances received | | 71,083 | | 69,523 | | (1,560) |
| 9. Deposit received | | 11,283 | | 13,250 | | 1,967 |
| 10. Accrued bonuses | | 22,705 | | 23,035 | | 329 |
| 11. Other current liabilities | | 19,829 | | 19,224 | | (605) |
| Total Current Liabilities | | 602,916 | 11.0 | 612,820 | 11.5 | 9,903 |
| II Long-term Liabilities | | | | | | |
| 1. Bonds | *4 | 285,000 | | 335,000 | | 50,000 |
| 2. Long-term debt | *4 | 633,025 | | 584,576 | | (48,448) |
| 3. Long-term payables for purchase of railway facilities | | 2,828,391 | | 2,546,763 | | (281,627) |
| 4. Allowance for large scale renovation of the Shinkansen infrastructure | | 50,000 | | 83,333 | | 33,333 |
| 5. Provision for employees' retirement benefits | | 238,473 | | 229,051 | | (9,422) |
| 6. Other long-term liabilities | | 57,767 | | 53,568 | | (4,198) |
| Total Long-term Liabilities | | 4,092,657 | 74.8 | 3,832,293 | 72.2 | (260,363) |
| TOTAL LIABILITIES | | 4,695,574 | 85.8 | 4,445,114 | 83.7 | (250,460) |
| (MINORITY INTERESTS) | | | | | | |
| Minority Interests | | 11,967 | 0.2 | 13,920 | 0.3 | 1,952 |
| (SHAREHOLDERS' EQUITY) | | | | | | |
| I Paid-in Capital | *8 | 112,000 | 2.0 | 112,000 | 2.1 | - |
| II Capital Surplus | | 53,500 | 1.0 | 53,500 | 1.0 | - |
| III Retained Earnings | | 590,174 | 10.8 | 674,990 | 12.7 | 84,815 |
| IV Unrealized Gains on Available-for-Sale Securities | | 11,216 | 0.2 | 10,887 | 0.2 | (329) |
| V Treasury Stock | *9 | (921) | (0.0) | (921) | (0.0) | - |
| TOTAL SHAREHOLDERS' EQUITY | | 765,970 | 14.0 | 850,456 | 16.0 | 84,486 |
| TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY | | 5,473,512 | 100.0 | 5,309,491 | 100.0 | (164,020) |

II Consolidated Statements of Income

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) | | Current consolidated fiscal year (from April 1, 2004 to March 31, 2005) | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|
| | | Amount | Percentage | Amount | Percentage | Amount |
| | | | % | | % | |
| I Operating Revenues | | 1,384,055 | 100.0 | 1,409,497 | 100.0 | 25,441 |
| II Operating Costs and Expenses | | 1,039,610 | 75.1 | 1,061,670 | 75.3 | 22,060 |
| 1. Transportation, other services and cost of sales | *1 *3 | 871,208 | | 887,979 | | 16,771 |
| 2. Selling, general and administrative expenses | *1 *2 *3 | 168,401 | | 173,690 | | 5,288 |
| Operating income | | 344,445 | 24.9 | 347,826 | 24.7 | 3,381 |
| III Non-operating Income | | 5,931 | 0.4 | 7,078 | 0.5 | 1,147 |
| 1. Interest income | | 63 | | 51 | | (11) |
| 2. Dividend income | | 497 | | 675 | | 177 |
| 3. Equity in earnings of unconsolidated subsidiaries and associated companies | | - | | 81 | | 81 |
| 4. Group term insurance received | | 3,212 | | 3,936 | | 723 |
| 5. Other non-operating income | | 2,157 | | 2,333 | | 176 |
| IV Non-operating Expenses | | 219,348 | 15.8 | 212,508 | 15.1 | (6,839) |
| 1. Interest expense | | 27,550 | | 26,953 | | (597) |
| 2. Interest expense for long-term payables for purchase of railway facilities | | 166,148 | | 152,338 | | (13,810) |
| 3. Loss on debt assumption for long-term payables for purchase of railway facilities | | 17,745 | | 29,789 | | 12,043 |
| 4. Equity in losses of unconsolidated subsidiaries and associated companies | | 38 | | - | | (38) |
| 5. Other non-operating expenses | | 7,865 | | 3,427 | | (4,437) |
| Ordinary Income | | 131,027 | 9.5 | 142,396 | 10.1 | 11,369 |
| V Extraordinary Income | | 12,521 | 0.9 | 35,903 | 2.5 | 23,381 |
| 1. Contributions for the construction of railway facilities received | | 10,758 | | 12,973 | | 2,215 |
| 2. Gain on sales of property and equipment | *4 | 714 | | 612 | | (101) |
| 3. Gain on sales of investment securities | | 738 | | 21,782 | | 21,043 |
| 4. Reversal of allowance for doubtful accounts | | 88 | | 43 | | (45) |
| 5. Other extraordinary income | | 220 | | 490 | | 269 |
| VI Extraordinary Loss | | 18,245 | 1.3 | 18,884 | 1.3 | 639 |
| 1. Loss on reduction of property and equipment | | 10,475 | | 11,395 | | 919 |
| 2. Loss on disposal of property and equipment | | 2,892 | | 2,847 | | (45) |
| 3. Loss on sales of property and equipment | *5 | 3,479 | | 2,251 | | (1,227) |
| 4. Other extraordinary loss | *6 | 1,397 | | 2,389 | | 992 |
| Income before income taxes and minority interests | | 125,303 | 9.1 | 159,415 | 11.3 | 34,111 |
| Income taxes, current | | 64,989 | 4.7 | 71,974 | 5.1 | 6,985 |
| Income taxes, deferred | | (13,225) | (0.9) | (10,652) | (0.7) | 2,572 |
| Minority interests | | 1,261 | 0.1 | 2,005 | 0.1 | 744 |
| Net income | | 72,278 | 5.2 | 96,087 | 6.8 | 23,809 |

(Note) Any fraction less than one million yen is disregarded.

III Consolidated Statements of Retained Earnings

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) | Current consolidated fiscal year (from April 1, 2004 to March 31, 2005) | Increase/ (Decrease) |
|---|---|---|---|---|
| | | Amount | Amount | Amount |
| (CAPITAL SURPLUS) | | | | |
| I Capital surplus, beginning of year | | 53,500 | 53,500 | - |
| II Capital surplus, end of year | | 53,500 | 53,500 | - |
| (RETAINED EARNINGS) | | | | |
| I Retained earnings, beginning of year | | 529,388 | 590,174 | 60,785 |
| II Increase in retained earnings | | 72,278 | 96,290 | 24,012 |
| 1. Net income | | 72,278 | 96,087 | 23,809 |
| 2. Retained earnings increased by merger of consolidated subsidiaries with unconsolidated subsidiaries | | - | 202 | 202 |
| III Decrease in retained earnings | | 11,492 | 11,474 | (17) |
| 1. Cash dividends | | 11,200 | 11,200 | - |
| 2. Bonuses to directors and corporate auditors | | 292 | 274 | (17) |
| (Bonuses to corporate auditors) | | (20) | (28) | (8) |
| IV Retained earnings, end of year | | 590,174 | 674,990 | 84,815 |

(Note) Any fraction less than one million yen is disregarded.

IV Consolidated Statements of Cash Flows

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) Amount | Current consolidated fiscal year (from April 1, 2004 to March 31, 2005) Amount | Increase/ (Decrease) Amount |
|---|---|---|---|---|
| I Operating Activities | | | | |
| 1. Income before income taxes and minority interests | | 125,303 | 159,415 | 34,111 |
| 2. Depreciation and amortization | | 225,439 | 250,807 | 25,368 |
| 3. Increase in allowance for large scale renovation of the Shinkansen infrastructure | | 33,333 | 33,333 | - |
| 4. Decrease in provision for employee's retirement benefits | | (8,377) | (9,445) | (1,068) |
| 5. Interest and dividend income | | (561) | (727) | (166) |
| 6. Interest expense | | 193,699 | 179,291 | (14,407) |
| 7. Equity in (earnings) losses of unconsolidated subsidiaries and associated companies | | 38 | (81) | (120) |
| 8. Contributions for the construction of railway facilities received | | (10,758) | (12,973) | (2,215) |
| 9. Gain on sales of investment securities | | (738) | (21,782) | (21,043) |
| 10. Loss on disposal of property and equipment and others | | 52,684 | 42,569 | (10,115) |
| 11. Loss on sales of property and equipment | | 3,479 | 2,251 | (1,227) |
| 12. Decrease (increase) in trade payables | | (1,345) | 1,632 | 2,978 |
| 13. Decrease in inventories | | 1,584 | 1,524 | (59) |
| 14. Increase in purchased liabilities | | 1,331 | 1,795 | 464 |
| 15. Decrease in account payable | | (16,596) | (4,275) | 12,321 |
| 16. Decrease in advances received | | (1,159) | (2,473) | (1,313) |
| 17. Other | | 35,864 | 44,727 | 8,862 |
| Sub-total | | 633,220 | 665,589 | 32,369 |
| 18. Interest and dividend received | | 594 | 752 | 157 |
| 19. Interest paid | | (195,629) | (181,266) | 14,362 |
| 20. Income taxes paid | | (68,204) | (62,331) | 5,872 |
| Net cash provided by operating activities | | 369,981 | 422,743 | 52,762 |
| II Investing Activities | | | | |
| 1. Purchase of property and equipment | | (160,951) | (134,864) | 26,087 |
| 2. Receipts of contributions for the construction of railway facilities | | 14,257 | 13,878 | (379) |
| 3. Purchase of intangible fixed assets | | (8,746) | (2,206) | 6,540 |
| 4. Purchases of investment securities and investment in and advances to unconsolidated subsidiaries and associated companies | | (1,047) | (1,101) | (53) |
| 5. Proceeds from sales of marketable and investment securities | | 1,111 | 22,797 | 21,686 |
| 6. Other, net | | 4,480 | 3,891 | (589) |
| Net cash used in investing activities | | (150,895) | (97,604) | 53,291 |

(Millions of yen)

| Classifications | Notes No. | Previous consolidated fiscal year (from April 1, 2003 to March 31, 2004) Amount | Current consolidated fiscal year (from April 1, 2004 to March 31, 2005) Amount | Increase/ (Decrease) Amount |
|---|---|---|---|---|
| III Financing Activities | | | | |
| 1. Increase in short-term borrowings | | 8,197 | 2,580 | (5,616) |
| 2. Proceeds from long-term debt | | 37,000 | 73,600 | 36,600 |
| 3. Repayment of long-term debt | | (44,505) | (133,437) | (88,931) |
| 4. Proceeds from bonds issuance | | 45,000 | 50,000 | 5,000 |
| 5. Payment of long-term payables for purchase of railway facilities | | (233,597) | (276,917) | (43,319) |
| 6. Cash dividends paid | | (11,200) | (11,200) | - |
| 7. Payment of cash dividends to minority interests | | (15) | (14) | 1 |
| 8. Other, net | | (18,206) | (31,260) | (13,053) |
| Net cash used in financing activities | | (217,328) | (326,648) | (109,320) |
| IV Net Increase (Decrease) in Cash and Cash Equivalents | | 1,757 | (1,509) | (3,266) |
| V Cash and Cash Equivalents, Beginning of Year | | 77,669 | 79,554 | 1,884 |
| VI Cash and Cash Equivalents Increased by Merger of Consolidated Subsidiaries with Unconsolidated Subsidiaries | | 127 | 442 | 315 |
| VII Cash and Cash Equivalents, End of Year | *1 | 79,554 | 78,486 | (1,067) |

(Note) Any fraction less than one million yen is disregarded.

V Significant Items Relating to the Preparation of the Consolidated Financial Statements

1. Scope of the consolidation

(1) Number of consolidated subsidiaries: 30

Name of the principal consolidated subsidiaries:

JR Central Building Co., Ltd., JR Tokai Real Estate Co., Ltd., JR Tokai Hotels Co., Ltd. and JR Tokai Takashimaya Co., Ltd.

Tokyo Station Development Co., Ltd., which was newly established on January 5, 2005, has been included in the consolidated subsidiaries from this consolidated fiscal year.

(2) Name of principal unconsolidated subsidiaries, etc.

Name of the principal consolidated subsidiary: Nagoya Heat Supply Co., Ltd.

(Reason for exclusion from the consolidation)

Unconsolidated subsidiaries are excluded from the consolidation for the reason that they are small in size and their respective total assets, operating revenues, net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc. in total do not materially affect the consolidated financial statements.

2. Application of the equity method

(1) Number of consolidated affiliates accounted for by the equity method: 2

Name of the said affiliates:

Shinsei Technos Co., Ltd., and Railway Information Systems Co., Ltd.

(2) Unconsolidated subsidiaries and affiliates which were excluded from the application of the equity method (unconsolidated subsidiaries: Nagoya Heat Supply Co., Ltd., etc.; and unconsolidated affiliates: KOTSUSHIMBUNSHA, etc.) are excluded from the application of the equity method for the reason that, judging from their net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc., their exclusion from such application has little effect upon the consolidated financial statements and they hold, as a whole, no interest.

3. Matters relating to the fiscal year, etc. of the consolidated subsidiaries

Among the consolidated subsidiaries, the settlement date of JR Tokai Takashimaya Co., Ltd. is the last day of February and its financial statements as at the said date are used for the preparation of the consolidated financial statements, subject to the adjustments necessary for the consolidation of any material transactions accrued after such settlement date to the consolidated settlement date.

4. Matters relating to the accounting treatment and basis

(1) Valuation basis and method of significant assets

(i) Investment securities

Other securities

Marketable available-for-sale securities:

Stated at market value determined by the reported fair value, etc. at the end of the fiscal year. Unrealized gains and losses from valuation are both accounted for in the Shareholders' equity, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:

Stated at cost determined by the moving-average cost method.

(ii) Inventories

Land and buildings held for sale:

Stated at cost determined by the specific indication method.

Merchandise:

Stated at cost principally determined by the retail method.

Materials and supplies:

Stated at cost principally determined by the moving-average cost method.

(2) Method of depreciation of significant depreciable assets

(i) Property and equipment

Depreciated principally by the declining-balance method; provided, however, that the replaceable assets (other than those relating to the Shinkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

| | |
|---|---|
| Buildings and structures: | 2 to 60 years |
| Machinery, rolling stock and vehicles: | 2 to 20 years |

(Change in the accounting method)

The depreciation of the buildings and structures relating to the Shinkansen railway ground facilities was historically determined by the straight-line method; however, the declining-balance method was adopted from this consolidated fiscal year.

When the Shinkansen railway ground facilities were assigned in October, 1991, the Company adopted the straight-line method for the determination of depreciation of the said facilities, unlike in the case of the conventional lines; however, following the implementation of drastic timetable revision in October 2003 due to the new opening of the Shinagawa Station and 270 km/h operation by all the Shinkansen trains, the Company standardized the method of depreciation of the buildings and structures relating to the Shinkansen railway ground facilities, etc. to the declining-balance method in order to strengthen the financial position.

The effects of this change were to increase the depreciation and amortization included in the transportation, other services cost of sales of this consolidated fiscal year and by 39,455 million yen and to decrease the operating income, ordinary income and income before income taxes and minority interests by the same amount, compared with the respective amounts if computed by the previous method.

(ii) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:

| | |
|---|---|
| Software: | 5 years |

(3) Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

(4) Basis for calculating of significant allowances

(i) Allowance for doubtful debt:

In order to prepare for bad debts, the Company provides an allowance for ordinary bad debt based on the historical rate of bad debts. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis and provides an amount regarded as irrecoverable.

(ii) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(iii) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(iv) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount based on projected retirement obligations and pension assets at the end of the consolidated fiscal year, is provided.

Past service liabilities are accounted for as expenses, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees when incurred (*i.e.* five (5) years).

Actuarial gains or losses are accounted for as expenses, mainly from the respective fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each consolidated fiscal year when incurred (five (5) years in general).

(5) Method of treating significant lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

(6) Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the consolidated statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

(7) Other significant matters for preparation of consolidated financial statements

(i) Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.

(ii) Accounting Standard for Impairment of Fixed Assets
(Change in the accounting method)

As the adoption of the "Accounting Standard for Impairment of Fixed Assets" (the "Opinion Concerning the Establishment of the Accounting Standard for Impairment of Fixed Assets" (issued by the Business Accounting Council as of August 9, 2002)) and the "Guidance for Accounting Standard for Impairment of Fixed Assets" (Corporate Accounting Standard Application Guideline No. 6 of October 31, 2003) was permitted for the consolidated financial statements for the consolidated fiscal year ended March 31, 2004, the Company adopted the said standard and guideline. The effect of this change was to decrease the income before income taxes and minority interests by 1,053 million yen.

Subject to the Regulation Concerning Terminology, Forms and Method of Preparation of Consolidated Financial Statements, etc. (Ministry of Financial Ordinance No. 28 of 1976, as amended), accumulated impairment loss is deducted directly from the amount of each asset.

5. Matter relating to evaluation of consolidated subsidiaries' assets and liabilities

With regard to the market value method, the over-all evaluation of consolidated subsidiaries' assets and liabilities is adopted.

6. Matter relating to amortization of consolidated adjustment account

Consolidated adjustment account is amortized in full when it occurs.

7. Matter relating to treatment of profit appropriation, etc.

The consolidated statements of retained earnings are prepared subject to the appropriation of retained earnings or deficit of consolidated companies that are settled during the relevant consolidated fiscal year.

8. Scope of funds shown in the consolidated statements of cash flows

The funds shown in the consolidated statements of cash flows (*i.e.* cash and cash equivalents) includes cash at hand, deposits at banks available for withdrawal as needed, and short-term investments, etc. that can easily be cashed and with negligible risk of fluctuation in value and maturities of less than three (3) months from acquisition.

Notes to the Consolidated Financial Statements

*Translation omitted.*

RECEIVED

[TRANSLATION]

# Summary of the Annual Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2005

April 27, 2005

| | |
|---|---|
| Name of Listed Company: | Central Japan Railway Company ("JR Central" or the "Company") |
| Listed stock/securities exchanges: | Tokyo, Osaka and Nagoya Stock/Securities Exchanges |
| Location of the head office: | Aichi Prefecture |
| Code No.: | 9022 |
| (URL http://jr-central.co.jp) | |
| Representative: | |
| Title: | President and Representative Director |
| Name: | Masayuki Matsumoto |
| Contact Person: | |
| Title: | General Manager of the Public Relations Department |
| Name: | Masami Miyazawa |
| Telephone No: | (052) 564-2549 |
| Date of the meeting of the Board of Directors for the accounts settlement: | April 27, 2005 |
| Interim dividend system | Adopted |
| Date of the ordinary general meeting of shareholders: | Undetermined |
| System for unit of shares (*tangenkabu*): | Not adopted |

1. Business Results for the fiscal year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)

(1) Operating Results

Note: Any fraction less than one million yen is disregarded.

| | Operating revenues | | Operating income | | Ordinary income | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 03/2005 | 1,149,254 | 1.9 | 330,978 | 1.1 | 127,991 | 8.9 |
| 03/2004 | 1,127,783 | 1.7 | 327,319 | 0.8 | 117,508 | 29.5 |

| | Net income | | Net income per share | Net income per share after adjustment for potential shares | Return on equity | Operating income/total assets | Ordinary income/operating revenues |
|---|---|---|---|---|---|---|---|
| | Millions of yen | % | Yen | Yen | % | % | % |
| 03/2005 | 90,622 | 35.3 | 40,329.38 | - | 11.4 | 2.4 | 11.1 |
| 03/2004 | 66,977 | 55.1 | 29,778.01 | - | 9.2 | 2.2 | 10.4 |

Notes:
1. Average number of shares: 2,240,000 shares for the fiscal year ended March 31, 2005 and 2,240,000 shares for the fiscal year ended March 31, 2004.
2. Change in the accounting method: Applicable.
3. Percentages in the above items of operating revenues, operating income, ordinary income and net income show the increase or decrease from the previous fiscal year.

(2) Status of Dividends

| | Annual cash dividends per share | | | Total amount of annual cash dividends (Annual) | Dividends pay-out ratio | Ratio of total amount of dividends to shareholders' equity |
|---|---|---|---|---|---|---|
| | | Interim | Year-end | | | |
| | Yen | Yen | Yen | Millions of yen | % | % |
| 03/2005 | 5,500.00 | 2,500.00 | 3,000.00 | 12,320 | 13.6 | 1.5 |
| 03/2004 | 5,000.00 | 2,500.00 | 2,500.00 | 11,200 | 16.8 | 1.5 |

(3) Financial Status

| | Total assets | Shareholders' equity | Ratio of shareholders' equity | Shareholders' equity per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 03/2005 | 5,146,467 | 836,542 | 16.3 | 373,329.63 |
| 03/2004 | 5,302,278 | 757,382 | 14.3 | 337,994.74 |

Notes: 1. The number of outstanding shares at the end of the fiscal years was 2,240,000 shares for the fiscal year ended March 31, 2005 and 2,240,000 shares for the fiscal year ended March 31, 2004.
2. The number of treasury stock at the end of fiscal years: No treasury stock was recorded in fiscal year ended March 31, 2005 nor in the fiscal year ended March 31, 2004.

2. Forecasts for the fiscal year ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

| | Operating revenues | Ordinary income | Net income | Annual cash dividends per share | | |
|---|---|---|---|---|---|---|
| | | | | Interim | Year-end | |
| | Millions of yen | Millions of yen | Millions of yen | Yen | Yen | Yen |
| Interim | 583,900 | 115,400 | 69,700 | 3,000.00 | - | - |
| Annual | 1,151,700 | 149,100 | 90,700 | - | 3,000.00 | 6,000.00 |

For reference: The forecasted net income per share (annual): 40,491.07 yen.

*The above forecasts are based on the information and plan available at the date of this announcement and the actual results may differ therefrom depending on future economic conditions and certain other factors.

## Financial Statements

### I Balance Sheets

(Millions of yen)

| Classifications | Notes No. | Previous fiscal year (as of March 31, 2004) | | Current fiscal year (as of March 31, 2005) | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount |
| | | | % | | % | |
| (ASSETS) | | | | | | |
| I Current Assets | | | | | | |
| 1. Cash and deposits | | 56,255 | | 58,510 | | 2,255 |
| 2. Railway usage charges, uncollected | | 18,463 | | 18,510 | | 46 |
| 3. Account receivable | | 10,526 | | 11,306 | | 780 |
| 4. Uncollected revenues | | 233 | | - | | (233) |
| 5. Short-term loans | | 21,589 | | 19,721 | | (1,867) |
| 6. Supplies | | 6,175 | | 6,864 | | 688 |
| 7. Prepaid expenses | | 2,977 | | 2,803 | | (173) |
| 8. Deferred tax assets | | 14,741 | | 16,186 | | 1,444 |
| 9. Other current assets | | 6,116 | | 5,802 | | (314) |
| Total Current Assets | | 137,079 | 2.6 | 139,705 | 2.7 | 2,626 |
| II Fixed Assets | | | | | | |
| 1. Railway business property | *1, 2 | 4,606,687 | | 4,469,430 | | (137,257) |
| 2. Related business property | *1, 2 | 42,002 | | 43,969 | | 1,966 |
| 3. Other business property | *1, 2 | 108,293 | | 107,565 | | (727) |
| 4. Construction in progress | | 97,384 | | 68,374 | | (29,010) |
| 5. Investment and other assets | | 310,830 | | 317,421 | | 6,591 |
| (1) Investment securities | | 54,790 | | 54,306 | | (483) |
| (2) Investment in subsidiaries and associated companies | | 111,477 | | 111,596 | | 119 |
| (3) Long-term loans to subsidiaries and associated companies | | 862 | | 6,025 | | 5,162 |
| (4) Long-term prepaid expenses | | 4,219 | | 3,911 | | (307) |
| (5) Deferred tax assets | | 129,103 | | 137,170 | | 8,066 |
| (6) Other investment and other assets | | 10,376 | | 4,411 | | (5,965) |
| Total Fixed Assets | | 5,165,198 | 97.4 | 5,006,761 | 97.3 | (158,436) |
| TOTAL ASSETS | *3 | 5,302,278 | 100.0 | 5,146,467 | 100.0 | (155,810) |

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

| Classifications | Notes No. | Previous fiscal year (as of March 31, 2004) | | Current fiscal year (as of March 31, 2005) | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount |
| | | | % | | % | |
| (LIABILITIES) | | | | | | |
| I Current Liabilities | | | | | | |
| 1. Short-term borrowings | *4 | 62,505 | | 69,233 | | 6,728 |
| 2. Current portion of long-term debt | | 100,962 | | 89,974 | | (10,988) |
| 3. Current portion of long-term payables for purchase of railway facilities | | 194,635 | | 199,345 | | 4,710 |
| 4. Account payable | | 79,512 | | 86,013 | | 6,500 |
| 5. Accrued expenses | | 16,229 | | 14,306 | | (1,922) |
| 6. Consumption tax payable | | 9,878 | | 9,190 | | (687) |
| 7. Accrued income taxes | | 28,532 | | 39,826 | | 11,293 |
| 8. Interline payables | | 310 | | 321 | | 10 |
| 9. Deposit received | | 4,867 | | 5,207 | | 340 |
| 10. Prepaid railway usage charges | | 28,215 | | 29,425 | | 1,209 |
| 11. Advance received for the construction of railway facilities | | 39,904 | | 36,797 | | (3,106) |
| 12. Accrued bonuses | | 19,481 | | 19,620 | | 139 |
| 13. Provision for participating in Expo Japan | | - | | 1,745 | | 1,745 |
| 14. Other current liabilities | | 1,573 | | 1,185 | | (388) |
| Total Current Liabilities | | 586,608 | 11.0 | 602,193 | 11.7 | 15,584 |
| II Long-term Liabilities | | | | | | |
| 1. Bonds | *3 | 285,000 | | 335,000 | | 50,000 |
| 2. Long-term debt | | 534,510 | | 494,735 | | (39,774) |
| 3. Long-term payables for purchase of railway facilities | | 2,828,391 | | 2,546,763 | | (281,627) |
| 4. Allowance for large scale renovation of the Shinkansen infrastructure | | 50,000 | | 83,333 | | 33,333 |
| 5. Provision for employees' retirement benefits | | 231,651 | | 222,115 | | (9,536) |
| 6. Provision for participating in World Expo 2005 Aichi, Japan | | 1,163 | | - | | (1,163) |
| 7. Other long-term liabilities | | 27,570 | | 25,784 | | (1,786) |
| Total Long-term Liabilities | | 3,958,287 | 74.7 | 3,707,731 | 72.0 | (250,555) |
| TOTAL LIABILITIES | | 4,544,895 | 85.7 | 4,309,924 | 83.7 | (234,970) |

(Millions of yen)

| Classifications | Notes No. | Previous fiscal year (as of March 31, 2004) | | Current fiscal year (as of March 31, 2005) | | Increase/ (Decrease) |
|---|---|---|---|---|---|---|
| | | Amount | Composition ratio | Amount | Composition ratio | Amount |
| (SHAREHOLDERS' EQUITY) | | | | | | |
| I Paid-in Capital | *5 | 112,000 | 2.1 | 112,000 | 2.2 | - |
| II Capital Surplus | | | | | | |
| 1. Capital surplus reserve | | 53,500 | | 53,500 | | - |
| Total capital surplus | | 53,500 | 1.0 | 53,500 | 1.0 | - |
| III Retained Earnings | | | | | | |
| 1. Legal reserve | | 12,504 | | 12,504 | | - |
| 2. Voluntary reserve | | 457,766 | | 512,766 | | 55,000 |
| Funds for reduction entry | | 5,766 | | 5,766 | | - |
| Special reserve | | 452,000 | | 507,000 | | 55,000 |
| 3. Unappropriated retained earnings | | 110,866 | | 135,013 | | 24,147 |
| Total retained earnings | | 581,137 | 11.0 | 660,285 | 12.9 | 79,147 |
| IV Unrealized Gains on Available-for-Sale Securities | *6 | 10,744 | 0.2 | 10,757 | 0.2 | 12 |
| TOTAL SHAREHOLDERS' EQUITY | | 757,382 | 14.3 | 836,542 | 16.3 | 79,160 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | | 5,302,278 | 100.0 | 5,146,467 | 100.0 | (155,810) |

II Statements of Income

(Millions of yen)

| Classifications | Notes No. | Previous fiscal year (from April 1, 2003 to March 31, 2004) Amount | Previous fiscal year Percentage | Current fiscal year (from April 1, 2004 to March 31, 2005) Amount | Current fiscal year Percentage | Increase/ (Decrease) Amount |
|---|---|---|---|---|---|---|
| | | | % | | % | |
| I Railway Business Operating Income | | | | | | |
| 1. Operating revenues | | 1,118,660 | 99.2 | 1,140,834 | 99.3 | 22,174 |
| 2. Operating costs and expenses | *1, 2 | 795,111 | 70.5 | 813,743 | 70.8 | 18,631 |
| Railway business operating income | | 323,549 | 28.7 | 327,091 | 28.5 | 3,542 |
| II Related Business Operating Income | | | | | | |
| 1. Operating revenues | | 9,123 | 0.8 | 8,420 | 0.7 | (703) |
| 2. Operating costs and expenses | *1 | 5,352 | 0.5 | 4,533 | 0.4 | (819) |
| Related business operating income | | 3,770 | 0.3 | 3,886 | 0.3 | 115 |
| All businesses operating income | | 327,319 | 29.0 | 330,978 | 28.8 | 3,658 |
| III Non-operating Income | | 5,762 | 0.5 | 6,485 | 0.5 | 723 |
| 1. Interest income | | 72 | | 101 | | 28 |
| 2. Dividend income | | 557 | | 720 | | 162 |
| 3. Group term insurance received | | 3,206 | | 3,918 | | 711 |
| 4. Other non-operating income | | 1,924 | | 1,744 | | (179) |
| IV Non-operating Expenses | | 215,573 | 19.1 | 209,472 | 18.2 | (6,101) |
| 1. Interest expense | | 18,080 | | 17,056 | | (1,023) |
| 2. Interest on bond expenses | | 6,504 | | 7,266 | | 761 |
| 3. Interest expense for long-term payables for purchase of railway facilities | | 166,148 | | 152,338 | | (13,810) |
| 4. Loss on debt assumption for long-term payables for purchase of railway facilities | | 17,745 | | 29,789 | | 12,043 |
| 5. Other non-operating expenses | | 7,094 | | 3,022 | | (4,072) |
| Ordinary Income | | 117,508 | 10.4 | 127,991 | 11.1 | 10,482 |
| V Extraordinary Income | | 11,942 | 1.1 | 34,042 | 2.9 | 22,100 |
| 1. Contributions for the construction of railway facilities received | | 10,754 | | 12,973 | | 2,219 |
| 2. Gain on sales of property and equipment | | 450 | | 459 | | 9 |
| 3. Gain on sales of investment securities | | 738 | | 20,609 | | 19,870 |
| VI Extraordinary Loss | | 15,420 | 1.4 | 14,362 | 1.2 | (1,057) |
| 1. Loss on reduction of property and equipment | | 10,645 | | 11,395 | | 750 |
| 2. Loss on sales of property and equipment | | 3,144 | | 1,961 | | (1,182) |
| 3. Other extraordinary loss | *3 | 1,631 | | 1,005 | | (625) |
| Income before income taxes | | 114,030 | 10.1 | 147,671 | 12.8 | 33,640 |
| Income taxes, current | | 60,036 | 5.3 | 66,568 | 5.8 | 6,531 |
| Income taxes, deferred | | (12,982) | (1.1) | (9,519) | (0.9) | 3,463 |
| Net income | | 66,977 | 5.9 | 90,622 | 7.9 | 23,644 |
| Retained earnings carryforwards | | 49,488 | | 49,991 | | 502 |
| Interim cash dividends | | 5,600 | | 5,600 | | - |
| Unappropriated retained earnings | | 110,866 | | 135,013 | | 24,147 |

(Note) 1. Any fraction less than one million yen is disregarded.
2. Percentages in this line are in relation to the "All businesses operating income" (1,127,783 million yen for the previous fiscal year and 1,149,254 million yen for this fiscal year) which shall equal 100.

III Statements of Retained Earnings

(Millions of yen)

| Classifications | Notes No. | Previous fiscal year (from April 1, 2003 to March 31, 2004) | Current fiscal year (from April 1, 2004 to March 31, 2005) | Increase/ (Decrease) |
|---|---|---|---|---|
| | | Amount | Amount | Amount |
| I Unappropriated retained earnings | | 110,866 | 135,013 | 24,147 |
| II Amount of disposition | | | | |
| 1. Cash dividends | | 5,600 | 6,720 | 1,120 |
| | | (2,500 yen per share) | (3,000 yen per share) | |
| 2. Bonuses to directors and corporate auditors | | 274 | 284 | 9 |
| (Bonuses to corporate auditors) | | (28) | (27) | (-1) |
| 3. Voluntary reserve | | | | |
| Funds for reduction entry | | | | |
| Special reserve | | 55,000 | 68,000 | 13,000 |
| III Retained earnings, end of year | | 49,991 | 60,009 | 10,017 |

(Note) 1. Any fraction less than one million yen is disregarded.
2. Interim cash dividends of 2,500 yen per share were paid on December 10, 2003.
3. Interim cash dividends of 2,500 yen per share were paid on December 10, 2004.

IV Significant Accounting Policies

1. Valuation basis and method of investment securities

Investment in subsidiaries and associated companies:
Stated at cost determined by the moving-average cost method.

Other securities
Marketable available-for-sale securities:
Stated at market value determined by the reported fair value, etc. at the end of the fiscal year. Unrealized gains and losses from valuation are both accounted for in the Shareholders' equity, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:
Stated at cost determined by the moving-average cost method.

2. Inventories

Supplies:
Stated at cost determined by the moving-average cost method.

3. Method of depreciation of fixed assets

(i) Property and equipment

Depreciated by the declining-balance method; provided, however, that the replaceable assets (excluding those relating to the Sninkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

| | |
|---|---|
| Buildings: | 3 to 50 years |
| Structures: | 5 to 60 years |
| Vehicles: | 10 to 20 years |
| Machinery: | 3 to 20 years |

(Change in the accounting method)

The depreciation of the buildings and structures relating to the Shinkansen railway ground facilities was historically determined by the straight-line method; however, the declining-balance method was adopted from this consolidated fiscal year.

When the Shinkansen railway ground facilities were assigned in October, 1991, the Company adopted the straight-line method for the determination of depreciation of the said facilities, unlike in the case of the conventional lines; however, following the implementation of drastic timetable revision in October 2003 due to the new opening of the Shinagawa Station and 270 km/h operation by all the Shinkansen trains, the Company standardized the method of depreciation of the buildings and structures relating to the Shinkansen railway ground facilities, etc. to the declining-balance method in order to strengthen the financial position.

The effects of this change were to increase the depreciation and amortization included in the operating costs and expenses for the railway business of this non-consolidated fiscal year by 39,817 million yen and to decrease the operating income, ordinary income and

income before income taxes and minority interests by the same amount, compared with the respective amounts if computed by the previous method.

(ii) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:

| | |
|---|---|
| Software: | 5 years |

(iii) Long-term prepaid expenses

Depreciated in equal annual installments.

4. Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

5. Basis for calculating of allowances

(i) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(ii) Provision for participating in World Expo 2005 Aichi, Japan

In order to prepare for payment required for participating in World Expo 2005 Aichi, Japan, the estimated amount of expenses for participation is provided in equal installments over each of the fiscal years from the date of the execution of agreement for participation in the Expo to the date of the closing of the Expo.

(iii) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(iv) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount based on projected retirement obligations at the end of the fiscal year, is provided.

Actuarial gains or losses are accounted for as expenses, from the respective fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each fiscal year when incurred (five (5) years).

6. Method of treating lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

7. Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

8. Other significant matters for preparation of financial statements

(i) Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.

(ii) Accounting Standard for Impairment of Fixed Assets

(Change in the accounting method)

As the adoption of the "Accounting Standard for Impairment of Fixed Assets" (the "Opinion Concerning the Establishment of the Accounting Standard for Impairment of Fixed Assets" (issued by the Business Accounting Council as of August 9, 2002)) and the "Guidance for Accounting Standard for Impairment of Fixed Assets" (Corporate Accounting Standard Application Guideline No. 6 of October 31, 2003) was permitted for the consolidated financial statements for the fiscal year ended March 31, 2004, the Company adopted the said standard and guideline. The effect of this change was to decrease the income before income taxes and minority interests by 1,005 million yen.

Subject to the Regulation Concerning Terminology, Forms and Method of Preparation of Consolidated Financial Statements, etc. (Ministry of Financial Ordinance No. 28 of 1976, as amended), accumulated impairment loss is deducted directly from the amount of each asset.

Notes to the Financial Statements

*Translation omitted.*

[TRANSLATION]

RECEIVED

Reference Material

[EXHIBIT 1]

Summary of the Consolidated Results for Fiscal Year 2004

April 27, 2005
Central Japan Railway Company

**1. Summary of Operating Results**

- As the ridership of the Tokaido Shinkansen increased, operating revenues increased for two consecutive fiscal years.
- In addition to the above, due to a decrease in non-operating expenses, along with decrease in long-term debts, ordinary income continued to grow for five consecutive fiscal years and net income increased for three consecutive fiscal years.

(1) **Operating revenues (1,409.4 billion yen; a 25.4 billion yen or 1.8% increase over the previous fiscal year)**

- Our railway operations increased 22.2 billion yen (2.1%) to 1,085.5 billon yen (the highest amount ever).
  - As to the Tokaido Shinkansen, by utilizing a timetable that was drastically revised in October 2003, the number of special trains operating during the peak hours, or seasons, in which the ridership of trains is more concentrated, such as morning and evening rush hours, was increased on a timely basis. In March 2004, a timetable allowing a maximum of eight "*Nozomi*" trains to operate per hour was introduced. As a result, the passenger volume (passenger-kilometers) increased 3.0% over the previous fiscal year. Railway operations also increased 23.7 billion yen (2.5%) to 981.1 billion yen.
  - As to the conventional lines, on account of our efforts to provide transportation services tailored to each line and sector, etc., the ridership of local trains in metropolitan areas performed steadily. However, as the ridership of special trains declined, passenger volume (passenger-kilometers) decreased slightly (a 0.1% decrease). Railway operations also declined 1.4 billion yen (1.4%) to 104.1 billion yen.
- In addition to the timely and appropriate overhaul of the JR Nagoya Takashimaya's merchandise selection, in order to meet customers' needs, the introduction of a new reward card contributed to an increase of 1.7 billion yen (2.1%) in the operating revenues of the JR Nagoya Takashimaya.

**(2) Operating expenses (1,061.6 billion yen; a 22.0 billion yen or 2.1% increase over the previous fiscal year)**

- Depreciation and amortization increased 25.3 billion yen as a result of the change of the method of depreciation and amortization, with respect to the Shinkansen railway ground facilities, from the straight-line method to the declined-balance method.

**(3) Operating income (347.8 billion yen; a 3.3 billion yen or 1.0 % increase over the previous year)**

**(4) Non-operating income (loss) (-205.4 billion yen, a 7.9 billion yen improvement over**

- Non-operating income (loss) improved as interest expenses decreased in conjunction with a decline in long-term debts, despite the increased costs due to the accelerated repayment of the Shinkansen liabilities which occurred in last October.

**(5) Ordinary income (142.3 billion yen; an 11.3 billion yen or 8.7% increase over the previous fiscal year)**

**(6) Extraordinary income (loss) (17.0 billion yen; a 22.7 billion yen improvement over the previous fiscal year)**

- While the gain on the sales of shares of Vodafone, etc. was recorded on extraordinary income, impaired loss, which was derived from accounting applications for impaired assets, was recorded as extraordinary loss.

**(7) Net income (96.0 billion yen; a 23.8 billion yen or 32.9% increase over the previous fiscal year)**

**2. Summary of Financial Position**

- Long-term debt decreased 286.7 billion yen, to 3,763.6 billion yen, at the end of the fiscal year (the non-consolidated balance at the end of the fiscal year was 3,665.8 billion yen).
- Total shareholders' equity increased 84.4 billion yen, to 850.4 billion yen, at the end of the fiscal year.

**3. Conditions of Cash Flow**

- Net cash provided by operating activities was 422.7 billion yen (an increase of 52.7 billion yen over the previous fiscal year, resulting from higher operating revenues, which were enabled by higher passenger volume of the Tokaido Shinkansen, as compared to the previous fiscal year).
- Net cash used in investing activities was 97.6 billion yen (a decrease of 53.2billion yen over the previous fiscal year, resulting from higher income in relation to the sale of shares of Vodafone, etc., as compared to the previous fiscal year).
- Net cash used in financing activities was 326.6 billion yen (an increase of 109.3 billion yen over the previous fiscal year, resulting from a greater reduction in long-term debt, as compared to the previous fiscal year).
- Cash and cash equivalents decreased slightly (a 1.0 billion yen decrease) to 78.4 billion yen.

**4. Forecasted Results of Operations for the Fiscal Year Ending March 31, 2006**

- Operating revenues: 1,413.0 billion yen (a 3.5 billion yen or 0.2% increase over the previous fiscal year).
- Ordinary income: 163.1 billion yen (a 20.7 billion yen or 14.5% increase over the previous fiscal year).
- Net income: 96.4 billion yen (a 0.3 billion yen or 0.3% increase over the previous fiscal year).

**5. Dividend Forecasts for the Fiscal Year Ended March 31, 2005 and Fiscal Year Ending March 31, 2006 (The Company)**

- Based on the results of operations after October 2004, the dividend forecast per share for the fiscal year ended March 31, 2005 will be restated from 2,500 yen, the

previously forecasted amount, to 3,000 yen.

- The dividend forecast per share for the fiscal year ending March 31, 2006 will also be 3,000 yen for both the interim period and the fiscal-year end.

* The comparison of the figures of past fiscal years is made with respect to the fiscal year that ended March 31,1990, the fiscal year in which the Company adopted consolidated accounting.

[EXHIBIT 2]

## Comparison of Passenger-kilometers and Transportation Revenues (Central Japan Railway)

(Unit: Millions of passenger-kilometers, Billions of yen)

| | | | | FY 2003 | FY 2004 | Increase/ (Decrease) | Year-Over-Year (%) | (For reference) Actual Results of the Six Months from 2004.10 to 2005.3 | Year-Over-Year (%) |
|---|---|---|---|---|---|---|---|---|---|
| Passenger-kilometers | Shinkansen | | Commuter | 1,096 | 1,155 | 58 | 105.3 | 568 | 106.2 |
| | | | Others | 39,244 | 40,402 | 1,158 | 103.0 | 20,160 | 102.3 |
| | | | Subtotal | 40,340 | 41,556 | 1,216 | 103.0 | 20,728 | 102.4 |
| | Conventional Lines | | Commuter | 5,132 | 5,162 | 30 | 100.6 | 2,475 | 100.8 |
| | | | Others | 3,800 | 3,760 | (40) | 98.9 | 1,832 | 98.0 |
| | | | Subtotal | 8,933 | 8,922 | (10) | 99.9 | 4,307 | 99.6 |
| | Subtotal | | Commuter | 6,229 | 6,317 | 88 | 101.4 | 3,042 | 101.8 |
| | | | Others | 43,044 | 44,162 | 1,118 | 102.6 | 21,992 | 101.9 |
| | | | Subtotal | 49,273 | 50,479 | 1,206 | 102.4 | 25,035 | 101.9 |
| Transportation Revenues | Passenger Fares | Shinkansen | Commuter | 13.2 | 13.8 | 0.5 | 104.4 | 6.8 | 105.9 |
| | | | Others | 944.2 | 967.3 | 23.1 | 102.4 | 484.5 | 101.9 |
| | | | Subtotal | 957.4 | 981.1 | 23.7 | 102.5 | 491.4 | 101.9 |
| | | Conventional Lines | Commuter | 32.3 | 32.5 | 0.1 | 100.6 | 15.9 | 100.8 |
| | | | Others | 73.3 | 71.6 | (1.6) | 97.7 | 34.8 | 96.5 |
| | | | Subtotal | 105.6 | 104.1 | (1.4) | 98.6 | 50.8 | 97.8 |
| | | Subtotal | Commuter | 45.5 | 46.3 | 0.7 | 101.7 | 22.8 | 102.3 |
| | | | Others | 1,017.5 | 1,038.9 | 21.4 | 102.1 | 519.4 | 101.5 |
| | | | Subtotal | 1,063.0 | 1,085.3 | 22.2 | 102.1 | 542.2 | 101.5 |
| | Parcel Fare | | | 0.2 | 0.2 | (0.0) | 93.7 | 0.1 | 86.0 |
| | Subtotal | | | 1,063.3 | 1,085.5 | 22.2 | 102.1 | 542.3 | 101.5 |

(Notes)
1. Passenger-kilometers and transportation revenues of the Company are shown on non-consolidated basis.
2. Any fraction, less than one unit, in passenger-kilometers is rounded to the nearest unit.
3. Any fraction, less than one unit, in transportation revenues is disregarded.

[EXHIBIT 3]

## Comparative Statement of Income and Retained Earnings (Consolidated)

(Unit: Billions of yen)

| Classifications | FY 2003 | FY 2004 | Increase/ (Decrease) | Year-Over -Year (%) | Main Factor of Increase/(Decrease) |
|---|---|---|---|---|---|
| **Operating Revenues** | [1.227] 1,384.0 | [1.226] 1,409.4 | 25.4 | 101.8 | |
| Transportation | 1,114.5 | 1,137.1 | 22.6 | 102.0 | Increase in our railway operations |
| Distribution | 169.4 | 171.5 | 2.1 | 101.3 | |
| Real Estate | 38.0 | 37.0 | (0.9) | 97.4 | |
| Other Services | 61.9 | 63.6 | 1.6 | 102.7 | |
| **Operating Expenses** | 1,039.6 | 1061.6 | 22.0 | 102.1 | Increase in our depreciation and amortization |
| **Operating Income** | [1.052] 344.4 | [1.051] 347.8 | 3.3 | 101.0 | |
| **Non-Operating Income (Loss)** | (213.4) | (205.4) | 7.9 | 96.3 | |
| Non-Operating Revenues | 5.9 | 7.0 | 1.1 | 119.3 | |
| Non-Operating Expenses | 219.3 | 212.5 | (6.8) | 96.9 | Decrease in interest expense |
| **Ordinary Income** | [1.115] 131.0 | [1.113] 142.3 | 11.3 | 108.7 | |
| **Extraordinary Income or Loss** | (5.7) | 17.0 | 22.7 | -- | |
| Extraordinary Profit | 12.5 | 35.9 | 23.3 | 286.7 | Sale of shares of Vodafone, etc. |
| Extraordinary Loss | 18.2 | 18.8 | 0.6 | 103.5 | |
| **Net Income before Adjustment of Taxes** | 125.3 | 159.4 | 34.1 | 127.2 | |
| Income Taxes, Current | 64.9 | 71.9 | 6.9 | 110.7 | |
| Income Taxes, Deferred | (13.2) | (10.6) | 2.5 | 80.5 | |
| Minority Interest | 1.2 | 2.0 | 0.7 | 159.0 | |
| **Net Income** | [1.079] 72.2 | [1.060] 96.0 | 23.8 | 132.9 | |

(Notes) 1. Any fraction less than one unit is disregarded. The figure shown in [ ] brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

2. The breakdown of operating revenues is based on the amount of sales to outside customers, according to industrial segments.

## Operating Income (Loss) According to Industrial Segments

(Unit: Billions of yen)

| Classifications | Segments | FY 2003 | FY 2004 | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|---|
| **Operating Revenues** | Transportation | 1,125.5 | 1,148.2 | 22.6 | 102.0 |
| | Distribution | 176.2 | 178.5 | 2.2 | 101.3 |
| | Real Estate | 55.4 | 55.7 | 0.2 | 100.4 |
| | Other Services | 139.6 | 138.2 | (1.4) | 99.0 |
| | Elimination or Corporate | (112.9) | (111.3) | 1.6 | 98.5 |
| | Total | 1,384.0 | 1,409.4 | 25.4 | 101.8 |
| **Operating Income** | Transportation | 324.0 | 327.1 | 3.1 | 101.0 |
| | Distribution | 5.3 | 5.5 | 0.2 | 104.2 |
| | Real Estate | 12.1 | 12.8 | 0.6 | 105.3 |
| | Other Services | 3.0 | 2.2 | (0.8) | 72.9 |
| | Elimination or Corporate | (0.1) | 0 | 0.2 | -- |
| | Total | 344.4 | 347.8 | 3.3 | 101.0 |

(Notes) 1. Any fraction less than one unit is disregarded.

2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

[EXHIBIT 4]

## Comparative Balance Sheet (Consolidated)

(Unit: Billions of yen)

| Classifications | At the End of March 2004 | At the End of March 2005 | Increase/ (Decrease) | Main Factor of Increase/(Decrease) |
|---|---|---|---|---|
| **Current Assets** | 173.8 | 172.7 | (1.1) | |
| **Fixed Assets** | 5,299.6 | 5,136.7 | (162.8) | |
| Property and Equipment | 5,048.1 | 4,897.5 | (150.6) | Decrease resulting from depreciation and amortization |
| Intangible Fixed Assets | 29.6 | 16.8 | (12.7) | |
| Investments and Other Assets | 221.8 | 222.3 | 0.4 | |
| **Total Assets** | 5,473.5 | 5,309.4 | (164.0) | |
| **Current Liabilities** | 602.9 | 612.8 | 9.9 | |
| **Fixed Liabilities** | 4,092.6 | 3,832.2 | (260.3) | |
| **Total Liabilities** | 4,695.5 | 4,445.1 | (250.4) | |
| [Long-term Debt] | 4,050.3 | 3,763.6 | (286.7) | The Company: (277.6) Subsidiaries: (9.0) |
| **Minority Interest** | 11.9 | 13.9 | 1.9 | |
| **Total Shareholders' Equity** | 765.9 | 850.4 | 84.4 | |
| **Total Liabilities, Minority Interest and Shareholders' Equity** | 5,473.5 | 5,309.4 | (164.0) | |

(Note) Any fraction less than one unit is disregarded.

## Comparative Statement of Cash Flows (Consolidated)

(Unit: Billions of yen)

| Classifications | FY 2003 | FY 2004 | Increase/ (Decrease) | Main Factor of Increase/(Decrease) |
|---|---|---|---|---|
| **Operating Activities** | 369.9 | 422.7 | 52.7 | |
| Income Before Income Taxes and Minority Interest | 125.3 | 159.4 | 34.1 | |
| Depreciation and Amortization | 225.4 | 250.8 | 25.3 | |
| Other | 19.2 | 12.5 | (6.7) | Increase in payment of payables |
| **Investing Activities** | (150.8) | (97.6) | 53.2 | |
| Purchase of property, equipment and intangible fixed assets | (169.6) | (137.0) | 32.6 | |
| Income from Sales of Securities | 1.1 | 22.7 | 21.6 | Sale of shares of Vodafone, etc. |
| Other | 17.6 | 16.6 | (1.0) | |
| **[Free Cash Flows (Operations plus Investments)]** | [219.0] | [325.1] | [106.0] | |
| **Financing Activities** | (217.3) | (326.6) | (109.3) | |
| Long-term Borrowings and Issuance of Bonds | 82.0 | 123.6 | 41.6 | |
| Repayment of Long-term Debt | (278.1) | (410.3) | (132.2) | Increase of repayment |
| Other | (21.2) | (39.8) | (18.6) | |
| Increase in Cash and Cash Equivalents | 1.7 | (1.5) | (3.2) | |
| Cash and Cash Equivalents, Beginning of Year | 77.6 | 79.5 | 1.8 | |
| Increase in Cash and Cash Equivalents upon Merger | 0.1 | 0.4 | 0.3 | |
| Cash and Cash Equivalent, End of Year | 79.5 | 78.4 | (1.0) | |

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 5]

## Forecasted Results of Operations for the Next Fiscal Year (Consolidated)

(Unit: Billions of yen)

| Classifications | FY 2004 (Actual Results) | FY 2005 (Forecasted Results) | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|
| Operating Revenues | *[1.226]* 1,409.4 | *[1.227]* 1,413.0 | 3.5 | 100.2 |
| Operating Expenses | 1061.6 | 1,059.6 | (2.0) | 99.8 |
| Operating Income | *[1.051]* 347.8 | *[1.050]* 353.4 | 5.5 | 101.6 |
| Ordinary Income | *[1.113]* 142.3 | *[1.094]* 163.1 | 20.7 | 114.5 |
| Net Income | *[1.060]* 96.0 | *[1.063]* 96.4 | 0.3 | 100.3 |

(Note) Any fraction less than one unit is disregarded. The figure shown in *[ ]* brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

## Forecasted Results of Operations by Industrial Segments

(Unit: Billions of yen)

| Classifications | | FY 2004 (Actual Results) | FY 2005 (Forecasted Results) | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|---|
| **Operating Revenues** | Transportation | 1,148.2 | 1,152.0 | 3.7 | 100.3 |
| | Distribution | 178.5 | 185.2 | 6.6 | 103.7 |
| | Real Estate | 55.7 | 57.3 | 1.5 | 102.8 |
| | Other Services | 138.2 | 127.3 | (10.9) | 92.1 |
| | Elimination or Corporate | (111.3) | (108.8) | 2.5 | 97.7 |
| | Total | 1,409.4 | 1,413.0 | 3.5 | 100.2 |
| **Operating Income** | Transportation | 327.1 | 333.1 | 5.9 | 101.8 |
| | Distribution | 5.5 | 6.0 | 0.4 | 107.2 |
| | Real Estate | 12.8 | 11.6 | (1.2) | 90.3 |
| | Other Services | 2.2 | 2.5 | 0.2 | 112.7 |
| | Elimination or Corporate | 0.0 | 0.2 | 0.1 | 454.5 |
| | Total | 347.8 | 353.4 | 5.5 | 101.6 |

(Notes)
1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

## Estimated Long-term Debts to be Decreased (Consolidated / Non-Consolidated)

(Unit: Billions of yen)

| Classifications | FY 2004 | | FY 2005 | |
|---|---|---|---|---|
| | Balance at the End of Fiscal Year (Actual Results) | Actual Amount of Decrease | Balance at the End of Fiscal Year (Estimated) | Estimated Amount of Decrease |
| Balance of Long-term Debts (Consolidated) | 3,763.6 | (286.7) | 3,546.6 | (217.0) |
| Balance of Long-term Debts (Non-consolidated) | 3,665.8 | (277.6) | 3,455.8 | (210.0) |

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 6]

## Comparative Statement of Income and Retained Earnings (Non-consolidated)

(Unit: Billions of yen)

| Classifications | FY 2003 | FY 2004 | Increase/ (Decrease) | Year-Over-Year (%) | Main Factor of Increase/(Decrease) |
|---|---|---|---|---|---|
| **Operating Revenues** | 1,127.7 | 1,149.2 | 21.4 | 101.9 | |
| Transportation | 1,063.3 | 1,085.5 | 22.2 | 102.1 | Increase relating to the Shinkansen |
| Other Services | 64.4 | 63.6 | (0.7) | 98.8 | |
| **Operating Expenses** | 800.4 | 818.2 | 17.8 | 102.2 | |
| Personnel Expenses | 170.5 | 167.4 | (3.0) | 98.2 | Decrease in number of employees |
| Non-Personnel Expenses | 384.0 | 378.6 | (5.4) | 98.6 | Decrease in retirement costs |
| Taxes Other Than Income Taxes | 33.6 | 34.3 | 0.6 | 102.1 | |
| Depreciation and Amortization | 212.2 | 237.8 | 25.6 | 112.1 | Increase resulting from change of method of depreciation, etc. |
| **Operating Income** | 327.3 | 330.9 | 3.6 | 101.1 | |
| **Non-Operating Income (Loss)** | (209.8) | (202.9) | 6.8 | 96.7 | |
| Non-Operating Revenues | 5.7 | 6.4 | 0.7 | 112.5 | |
| Non-Operating Expenses | 215.5 | 209.4 | (6.1) | 97.2 | Decrease in interest expenses |
| **Ordinary Income** | 117.5 | 127.9 | 10.4 | 108.9 | |
| **Extraordinary Income or Loss** | (3.4) | 19.6 | 23.1 | -- | |
| Extraordinary Profit | 11.9 | 34.0 | 22.1 | 285.1 | Sale of shares of Vodafone, etc. |
| Extraordinary Loss | 15.4 | 14.3 | (1.0) | 93.1 | |
| **Net Income before Adjustment of Taxes** | 114.0 | 147.6 | 33.6 | 129.5 | |
| Income Taxes, Current | 60.0 | 66.5 | 6.5 | 110.9 | Increase in taxable income |
| Deferred Taxes | (12.9) | (9.5) | 3.4 | 73.3 | |
| **Net Income** | 66.9 | 90.6 | 23.6 | 135.3 | |

(Note) Any fraction less than one unit is disregarded.

## Long-term Debts (Non-Consolidated)

(Unit: Billions of yen)

| | FY 1991 | FY 2002 | FY 2003 |
|---|---|---|---|
| Balance of Long-term Debts (at fiscal year-end) | 5,456.2 | 3,943.4 | 3,665.8 |
| Amount Decreased per Annum | -- | (182.0) | (277.6) |
| Accumulated Decreased Amount | -- | (1,512.7) | (1,790.4) |

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 7]

## Forecasted Results of Operations for the Next Fiscal Year (Non-Consolidated)

(Unit: Billions of yen)

| Classifications | FY 2004 (Actual Results) | FY 2005 (Forecasted Results) | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|
| **Operating Revenues** | 1,149.2 | 1,151.7 | 2.4 | 100.2 |
| Transportation | 1,085.5 | 1,089.1 | 3.5 | 100.3 |
| Other Services | 63.6 | 62.6 | (1.0) | 98.3 |
| **Operating Expenses** | 818.2 | 815.0 | (3.2) | 99.6 |
| Personnel Expenses | 167.4 | 170.2 | 2.7 | 101.7 |
| Non-Personnel Expenses | 378.6 | 393.6 | 14.9 | 104.0 |
| Taxes Other Than Income Taxes | 34.3 | 33.2 | (1.1) | 96.7 |
| Depreciation and Amortization | 237.8 | 218.0 | (19.8) | 91.6 |
| **Operating Income** | 330.9 | 336.7 | 5.7 | 101.7 |
| **Non-Operating Income (Loss)** | (202.9) | (187.6) | 15.3 | 92.4 |
| Non-Operating Revenues | 6.4 | 6.2 | (0.2) | 95.6 |
| Non-Operating Expenses | 209.4 | 193.8 | (15.6) | 92.5 |
| **Ordinary Income** | 127.9 | 149.1 | 21.1 | 116.5 |
| **Extraordinary Income or Loss** | 19.6 | -- | (19.6) | -- |
| **Net Income before Adjustment of Taxes** | 147.6 | 149.1 | 1.4 | 101.0 |
| Accrued Income Taxes | 57.0 | 58.4 | 1.3 | 102.4 |
| **Net Income** | 90.6 | 90.7 | 0.0 | 100.1 |

(Note) Any fraction less than one unit is disregarded.

## ○Scheduled Amount of Capital Expenditures

(Unit: Billions of yen)

| | FY 2004 (Actual Results) | FY 2005 (Scheduled) | Increase/ (Decrease) | Year-Over-Year (%) |
|---|---|---|---|---|
| Capital Expenditures | 128.5 | 148.0 | 19.4 | 115.1 |

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 8]

## Referential Figures for the End of Fiscal Years (Consolidated)

| | Unit | FY 2003 | FY 2004 | Increase/ (Decrease) |
|---|---|---|---|---|
| Finance Income and Expenditures | Billions of yen | (193.1) | (178.5) | 14.5 |
| Interest Expense | Billions of yen | 193.6 | 179.2 | (14.4) |
| Earnings per Share (EPS) | Yen | 32,172.54 | 42,806.63 | 10,634.09 |
| Return on Equity (ROE) | % | 9.9 | 11.9 | 2.0 |
| Equity Ratio | % | 14.0 | 16.0 | 2.0 |
| Capital Expenditure | Billions of yen | 173.2 | 147.3 | (25.8) |
| Long-term Debts (Year-End) | Billions of yen | 4,050.3 | 3,763.6 | (286.7) |
| Average Interest (Year-End) | % | 4.57 | 4.46 | (0.11) |

(Note) Average number of shares for the term: 2,238,052 shares for FY 2003 and 2,238,052 shares for FY 2004.

## Referential Figures for the End of the Fiscal Years (Non-consolidated)

| | Unit | FY 2003 | FY 2004 | Increase/ (Decrease) |
|---|---|---|---|---|
| Finance Income and Expenditures | Billions of yen | (190.1) | (175.8) | 14.2 |
| Interest Expense | Billions of yen | 190.7 | 176.6 | (14.0) |
| Earnings per Share (EPS) | Yen | 29,778.01 | 40,329.38 | 10,551.37 |
| Return on Equity (ROE) | % | 9.2 | 11.4 | 2.2 |
| Equity Ratio | % | 14.3 | 16.3 | 2.0 |
| Capital Expenditure | Billions of yen | 155.5 | 128.5 | (26.9) |
| Long-term Debts (Year-End) | Billions of yen | 3,943.4 | 3,665.8 | (277.6) |
| Average Interest (Year-End) | % | 4.62 | 4.51 | (0.11) |
| Number of Retired Employees | Persons | 1,118 | 1,209 | 91 |

(Note) Average number of shares for the term: 2,240,000 shares for FY 2003 and 2,240,000 shares for FY 2004.

(For Reference)

Settlement of Accounts for the Fiscal Year 2004

[Consolidated Settlement of Accounts]

- Operating revenues: 1,409.4 billion yen (a 25.4 billion yen or 1.8% increase over the previous fiscal year)
- Ordinary income: 142.3 billion yen (a 11.3 billion yen or 8.7% increase over the previous fiscal year)
- Net income: 96.0 billion yen (a 23.8 billion yen or 32.9% increase over the previous fiscal year)

[Non-Consolidated Settlement of Accounts]

- Operating revenues: 1,149.2 billion yen (a 21.4 billion yen or 1.9% increase over the previous fiscal year)
  *Railway operations: 1,085.5 billion yen (a 22.2 billion yen or 2.1% increase over the previous fiscal year)
- Ordinary income: 127.9 billion yen (a 10.4 billion yen or 8.9% increase over the previous fiscal year)
- Net income: 90.6 billion yen (a 23.6 billion yen or 35.3% increase over the previous fiscal year)

| | Consolidated | Non-Consolidated |
|---|---|---|
| Operating Revenues | ● The highest amount ever<br>● Growth for two consecutive fiscal years | ● The highest amount ever<br>● Growth for two consecutive fiscal years |
| Railway Operations | -- | ● The highest amount ever |
| Ordinary Income | ● The highest amount ever<br>● Growth for five consecutive fiscal years<br>● Simultaneous growth in both operating revenues and ordinary income for two consecutive fiscal years | ● The second highest amount ever (129.2 billion yen in the fiscal year 1990 is the highest amount ever)<br>● Growth for four consecutive fiscal years<br>● Simultaneous growth in both operating revenues and ordinary income, for two consecutive fiscal years |
| Net Income | ● The highest amount ever<br>● Growth for three consecutive fiscal years<br>● Simultaneous growth in both operating revenues and net income, for three consecutive fiscal years | ● The highest amount ever<br>● Growth for three consecutive fiscal years<br>● Simultaneous growth in both operating revenues and net income, for two fiscal years |

(Note) The column entitled "Consolidated" indicates the results from the fiscal year 1990, the fiscal year in which the Company adopted consolidated accounting, and the column entitled "Non-Consolidated" indicates the results from the fiscal year 1988, the fiscal year in which the establishment of the Company took place.

[TRANSLATION]

RECEIVED
2005 JUL 25 A 10:

April 7, 2004
Central Japan Railway Company

## Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds as follows:

| | |
|---|---|
| 1. Name of the Bonds: | Central Japan Railway Company Unsecured Straight Bonds - Fourteenth Series (Ranking *pari passu* among the Bonds) |
| 2. Aggregate Principal Amount: | JPY10,000,000,000[10 billion] |
| 3. Sales Price: | 100 % of the principal amount of JPY100 |
| 4. Interest Rate: | 2.20% |
| 5. Maturity: | March 19, 2024 |
| 6. Issue Date: | April 23, 2004 |
| 7. Lead Manager: | Daiwa Securities SMBC Co. Ltd. |

End of Document

For inquiries, please contact us at:
052-564-2330
Public Relations Department,
Attn: Ito / Matoba

[TRANSLATION]

(ASBJ) Financial Accounting Standards Foundation

May 14, 2004

To whom it may concern:

Name of Company: Central Japan Railway Company
Name of Representative: Yoshiyuki Kasai, Chairman
(Code: 9022, 1st section of TSE, OSE and NSE)
Contact Person: Mamoru Uno,
Director of Public Relations Department
(052-564-2549)

Notice of the Change of the Accounting Method

As we have historically adopted the straight-line method of depreciation with respect to a certain assets of the Shinkansen railway ground facilities, we hereby notify you that such accounting method will be changed as follows:

1. Details of Change

Effective as of April 1, 2005, the accounting method concerning the depreciation of a certain assets of the Shinkansen railway ground facilities will be changed to the declining balance method of depreciation.

2. Reasons for the Change

When we assumed the Shinkansen railway ground facilities in October 1991, we adopted the straight-line method of depreciation for such facilities. However, with the opening of Shinagawa Station in October 2003 and with the drastic revision of the timetable which enables all trains to operate at 270km/h, the accounting method concerning the depreciation of the certain assets of the Shinkansen railway ground facilities is unified under the declining balance method of depreciation, a method by which we intend to strength our financial position.

3. Effects of Change on Operation Results

Due to this change of accounting method, the outlook of the operation results for fiscal 2005 (April 1, 2004 to March 31, 2005) is expected to increase railway business operation cost by approximately 40.2 billion yen while decreasing operating revenues, operating income and net income before income tax in an equal amount.

[TRANSLATION]

RECEIVED
2005 JUL 25

July 15, 2004
Central Japan Railway Company

# Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds as follows:

| | |
|---|---|
| 1. Name of the Bonds: | Central Japan Railway Company Unsecured Straight Bonds - Fifteenth Series (Ranking *pari passu* among the Bonds) |
| 2. Aggregate Principal Amount: | JPY10,000,000,000 [10 billion] |
| 3. Sales Price: | 100 % of the principal amount of JPY100 |
| 4. Interest Rate: | 2.19% |
| 5. Maturity: | March 20, 2019 |
| 6. Issue Date: | July 30, 2004 |
| 7. Lead Manager: | Nomura Securities Co. Ltd. |

End of Document

For inquiries, please contact us at:
052-564-2330
Public Relations Department,
Attn: Ito / Ishikawa

[TRANSLATION]

August 31, 2004

To The Press:

Central Japan Railway Company
Mitsubishi Corporation
LEOC JAPAN CO., LTD.

Development of a Venture Business in the Catering Business

LEOC JAPAN CO., LTD., Central Japan Railway Company and Mitsubishi Corporation agreed to jointly establish a venture capital company named "LEOC TOKAI CO., LTD.," which provides catering service in three prefectures in the Tokai area (Aichi, Gifu and Mie). The Bank of Tokyo-Mitsubishi, Ltd. has already decided to invest in this new company. The new company will be established on October 1, 2004 and will begin providing services on such date.

In addition to assuming LEOC JAPAN's historically good customer base in the Tokai area, the new company's acceptance of catering orders will rapidly increase in the Tokai area with the cooperation of shareholder companies. Moreover, the new company will be entrusted with the management of the Central Japan Railway Company's company cafeterias in the Tokai area and, in addition, will actively engage in new areas of business such as extending the catering business to home caregivers, the need of which is expected increase in the future.

The following are characteristics and strengths of the new company.

(1) High-quality founded on LEOC's performance and the strong emphasis on customers

The new company is highly capable of responding and suggesting to specific dietary needs, such as that of the elderly , meal therapy and menu improvements using the knowledge gained from providing hospital meals. The new company puts a strong emphasis on customer communication and has established an on-demand system in order to enhance the dining circumstance. In addition, the new company pays careful attention to the management and maintenance of hygiene, in order to dissipate customer anxiety.

(2) Strong Community-based strong network

The new company's main office is located in Nagoya city. The new company will conduct community-based business activities, and shareholder companies having a strong business basis in this area will support the business completely.

OUTLINE OF THE NEW COMPANY

(1) Corporate name: LEOC Tokai, Co., Ltd.
(2) Main office: Nagoya-shi, Aichi
(3) Amount of capital: JPY 50 million
(4) Shareholders and ratio of investment:

| | |
|---|---|
| LEOC JAPAN CO., LTD. | 62% |
| Central Japan Railway Company | 20% |
| Mitsubishi Corporation | 10% |
| JR Tokai Food Service Co., Ltd. | 5% |
| The Bank of Tokyo-Mitsubishi Ltd. | 3% |

(5) Inquiries with regard to catering:
For inquiries related to catering, please contact the Nagoya branch of LEOC Kansai at 052-681-7107,

OUTLINE OF LEOC JAPAN (JASDAQ: 2366)

(1) Main office: Shibuya-ku, Tokyo
(2) Date of Incorporation: August 1, 2003
(3) Representative: Yuji Onodera
(4) Contents of Business: Management of companies, etc. of which the business is to provide catering services to hospitals, welfare institutions and offices.

OUTLINE OF JR TOKAI FOOD SERVICE CO., LTD.

(1) Main office: Nagoya-shi, Aichi
(2) Date of Incorporation: April 30, 1993
(3) Representative: Mitsugu Ohnishi
(4) Contents of Business: Operation of drinking and eating facilities

CONTACTS WITH RESPECT TO THIS PRESS RELEASE

LEOC JAPAN CO., LTD.
03-5774-7610
Inuzuka, General Planning Office

Central Japan Railway Company
052-564-2330
Ito/Ishikawa, Public Relations Department

Mitsubishi Corporation
03-3210-2179
Suzuki, IR and Press Team

[TRANSLATION]

(ASBJ) Financial Accounting Standards Foundation

October 25, 2004

To whom it may concern:

Name of Company: Central Japan Railway Company
Name of Representative: Masayuki Matsumoto, Chairman
Code: 9022
Listed Stock Exchanges: TSE, OSE, NSE
Contact Person: Katsumi Miyazawa,
Director of Public Relations Department
(052-564-2549)

Notice of Early Repayment of Long-term Debts

At the meeting of the Board of Directors held on October 25, 2004, resolutions were made with respect to the above captioned matter, as follows:

1. Reason for the resolution: To strengthen our financial position by decreasing long-tem debts.

2. Outline of early repayment:

(1) Debts to be repaid: Long-term debts of 83.3 billion yen

(2) Method of early repayment: Execution of debt assumption agreements

(3) Amount of expenses, to be accounted for upon early repayment, excluding business operation: 29.7 billion yen (debt repayment losses)

(4) Schedule: Agreements to be executed in late October

3. Outlook, etc.

Debt repayment losses of 29.7 billion yen with this early repayment of long-term debts will be accounted for in the amount of expenses, excluding operation expenses, for March 2005 (consolidated and non-consolidated).

The modifications of the business estimates for March 2005, including other fluctuating factors, are currently being examined, and such modifications will be made at the time of the interim announcement.

End of Document

[TRANSLATION]

November 18, 2004
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds, as follows:

| | | |
|---|---|---|
| 1. Name of the Bonds | Central Japan Railway Company Unsecured Straight Bonds - Sixteenth Series (Ranking *pari passu* among the Bonds) | Central Japan Railway Company Unsecured Straight Bonds - Seventeenth Series (Ranking *pari passu* among the Bonds) |
| 2. Aggregate Principal Amount | JPY20,000,000,000 [20 billion] | JPY10,000,000,000 [10 billion] |
| 3. Sales Price | 100 % of the principal amount of JPY100 | 100 % of the principal amount of JPY100 |
| 4. Interest Rate | 1.875% | 2.21% |
| 5. Term | Fifteen (15) years | Twenty (20) years |
| 6. Issue Date | December 8, 2004 | December 8, 2004 |
| 7. Lead Managers | Mitsubishi Securities Co., Ltd.<br>UFJ Tsubasa Securities Co., Ltd. | Mizuho Securities Co., Ltd. |
| 8. Rating | AA (R&I) | AA (R&I) |

End of Document

For inquiries, please contact us at:
052-564-2330
Public Relations Department,
Attn: Ito/Ishikawa

RECEIVED
2005 JUL 25 A 10: 24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[TRANSLATION]

(ASBJ) Financial Accounting Standards Foundation

December 22, 2004

To whom it may concern:

Name of Company: Central Japan Railway Company
Name of Representative: Masayuki Matsumoto, Chairman
(Code: 9022, 1st section of TSE, OSE and NSE)

Revision of the Supplementary Materials related to the Financial Results for the First Half of the Fiscal Year Ending March 2005

We hereby notify you of the revision of the above captioned public material which were announced at 13:30 on November 16, 2004, as follows:

Revision of the figures contained in the chart entitled "Development of Number of Trains," on page 4.

(Before Revision)

| | | |
|---|---|---|
| Maximum number of trains | H 16 | 343 |

(After Revision)

| | | |
|---|---|---|
| Maximum number of trains | H 16 | 345 |

(Before Revision)

| | | |
|---|---|---|
| Number of trains at the beginning of fiscal year | H 17 (scheduled) | 309 |

(After Revision)

| | | |
|---|---|---|
| Number of trains at the beginning of fiscal year | H 17 (scheduled) | 295 |

For inquiries, please contact:
Shimada, Araki or Saito, in charge of IR,
Operation Management Department of General Planning Headquarter
052-564-2413

[TRANSLATION]

March 11, 2005

JR Tokai's Comments on the Holding of the 13th "Superconductive Maglev Technological Practicality Evaluation Committee"

As per the result of the test runs on the Yamanashi Test Line, today, we have received the evaluation of the Superconductive Maglev Technological Practicality Evaluation Committee of the Ministry of Land, Infrastructure and Transport stating that "it can be determined that the basis of technology for the practical use of the superconducting magneticaly levitated railway vehicle has been created."

As a result of the receipt of such evaluation, we consider that the technological conditions for the practical use of the technology for the superconductive liner that we have been developing have been met.

We will concentrate our efforts on improving the level of our core technologies such as superconductive magnetic, etc. in order to increase the level of completeness of our superconductive liner.

For inquiries, please contact the Tokyo
Public Relations Department,
at 03-6744-9731
Attn: Takahashi / Tani

RECEIVED
2005 JUL 25 A 10:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[TRANSLATION]

April 7, 2005
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds as follows:

Name of the Bonds:
Central Japan Railway Company Unsecured Straight Bonds - Eighteenth Series
(Ranking *pari passu* among the Bonds)

Aggregate Principal Amount:
JPY20,000,000,000 [20 billion]

Sales Price:
100 % of the principal amount of JPY100

Interest Rate:
1.775%

Maturity:
March 19, 2020

Issue Date:
April 22, 2005

Lead Manager:
Mizuho Securities SMBC Co. Ltd.

EXHIBIT

Summary of the Evaluation Report on the 13th Superconductive Maglev Technological Practicalicity Evaluation Committee

4-3 Comprehensive Evaluation of Technology for Practical Use

As a result of the test run and technological development of the Company up to 2004, our technology has seen a significant development and it can be determined that the basis of technology for practical use of superconducting magneticaly levitated railway vehicle has been established.

(1) Evaluation of Technology

---- Omitted ----

(2) Future Issues

Other than continuing running tests, including test runs, to verify the more durability of the train, we consider it is necessary to develop our technology to decrease more costs, regarding the maintenance of high-temperature superconductive magnet, etc., as well as to continue to the examine the specification of utility to put into business uses.

5. Procedure of Technological Development

The technological development, including test runs, should proceed based on the following concepts:

(1) Since fiscal 2005, for about five (5) years, we will continue running tests, including test runs, in the preliminary section aimed at the practical use of the train. We will put our efforts to shorten the testing period as possible as we can.

(2) The general section will be installed for the test run of trains at the practical level.

[TRANSLATION]

June 8, 2004

To: Shareholders

Takayuki Kasai
President and Representative Director
Central Japan Railway Company
1-1-4, Meieki, Nakamura-ku, Nagoya,
Aichi Prefecture

# CONVOCATION NOTICE OF THE 17TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 17th ordinary general meeting of shareholders of Central Japan Railway Company will be held as set forth below. You are cordially invited to attend the meeting.

**If you are unable to attend the meeting, we request that you exercise your voting rights in writing. After examining the reference materials set forth below, please indicate your approval or disapproval on the voting form enclosed herewith, affix your seal thereto and then send it back to us by return so that it reaches us no later than July 22, 2004.**

Description

1. Date and Time: From 10:00 a.m. on Wednesday, June 23, 2004

2. Place: The Westin Nagoya Castle
3-19 Hinokuchi-cho, Nishi-ku, Nagoya, Aichi Prefecture
(Please see the map of the meeting place for the general meeting of shareholders at the end of this notice)

3. Purpose of the Meeting:

Matters to be Reported: Reports on the details of the Balance Sheets as of March 31, 2004, and the Business Report and the Statements of Income for the 17th fiscal year (from April 1, 2003 to March 31, 2004)

Matters to be Resolved:

Proposal 1: Approval of the Proposal for appropriation of Retained Earnings for the 17th fiscal year

Proposal 2: Election of nineteen (19) Directors

Proposal 3: Election of one (1) Corporate Auditor

-End-

Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance to the meeting place.

[TRANSLATION]

RECEIVED
2005 JUL 25 A 10: 2

June 8, 2005

To: Shareholders

Masayuki Matsumoto
President and Representative Director
Central Japan Railway Company
1-1-4, Meieki, Nakamura-ku, Nagoya,
Aichi Prefecture

## CONVOCATION NOTICE OF THE 18TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 18th ordinary general meeting of shareholders of Central Japan Railway Company will be held as set forth below. You are cordially invited to attend the meeting.

**If you are unable to attend the meeting, we request that you exercise your voting rights in writing. After examining the reference materials set forth below, please indicate your approval or disapproval on the voting form enclosed herewith, affix your seal thereto and then send it back to us by return so that it reaches us no later than July 22, 2005.**

Description

1. Date and Time: From 10:00 a.m. on Thursday, June 23, 2005

2. Place: The Westin Nagoya Castle
3-19 Hinokuchi-cho, Nishi-ku, Nagoya, Aichi Prefecture
(Please see the map of the meeting place for the general meeting of shareholders at the end of this notice)

3. Purpose of the Meeting:

Matters to be Reported:

1. Reports on the details of the Business Report, the Consolidated Balance Sheets and the Consolidated Statements of Income for the 18th fiscal year (from April 1, 2004 to March 31, 2005), and the details of the Balance Sheets and the Statements of Income for the 18th fiscal year

2. Reports on the Results of the Audit of the Independent Auditors and the Board of Corporate Auditors concerning the Consolidated Financial Statements

Matters to be Resolved:

Proposal 1: Approval of the Proposal for Appropriation of Retained Earnings for the 18th fiscal year

| | |
|---|---|
| Proposal 2: | Partial amendment of the Articles of Incorporation<br>The substance of this proposal is set forth in the "Reference Documents with respect to the Exercise of Voting Rights" below (p.37). |
| Proposal 3: | Election of two (2) Directors |
| Proposal 4: | Election of one (1) Corporate Auditor |

-End-

Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance to the meeting place.

[TRANSLATION]

June 23, 2004

To: Shareholders

Masayuki Matsumoto
President and Representative Director
Central Japan Railway Company
1-1-4, Meieki, Nakamura-ku, Nagoya,
Aichi Prefecture

## NOTICE OF RESOLUTIONS OF THE 17TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Please be informed that the reports were given and resolutions were adopted at the 17th ordinary general meeting of shareholders of Central Japan Railway Company held on the date hereof as below:

Description

Matters to be Reported:

Reports on the details of the Balance Sheets as of March 31, 2004, and the Business Report and the Statements of Income for the 17th fiscal year (from April 1, 2003 to March 31, 2004)
The details of the above financial statements were reported.

Matters to be Resolved:

Proposal 1:

Approval of the Proposal for appropriation of Retained Earnings for the 17th fiscal year

This proposal was resolved and approved in accordance with the original proposal. The amount of dividends is determined to be two thousand five hundred (2,500) yen per share.

Proposal 2:

Election of nineteen (19) Directors

This proposal was resolved and approved in accordance with the original proposal. Messrs. Yoshiyuki Kasai, Masayuki Matsumoto, Masataka Ishizuka, Tsuneo Hara, Toshiaki Araya, Yoshiomi Yamada, Akihiro Amaya, Akio Seki, Koushi Akutsu, Takeshi Tategami, Takao Innami, Toyonori Noda, Mitsuru Nakamura, Kouei Tsuge, Masayuki Kono, Shin Kaneko, Haruo Goto, Naotoshi Yoshikawa and Fujio Cho assumed their respective offices as Directors.
Mr. Fujio Cho satisfies the qualification of an outside director provided for in Item 7-2, the second paragraph of Article 188 of the Commercial Code.

Proposal 3: Election of one (1) Corporate Auditor

This proposal was resolved and approved in accordance with the original proposal. Mr. Ikuo Murakami assumed his office as Corporate Auditor.

-End-

Additional Statement

At the meeting of the Board of Directors held at the close of this ordinary general meeting of shareholders, Representative Directors were assigned and Directors with Titles were elected as below and assumed their respective office:

| | |
|---|---|
| Chairman | Yoshiyuki Kasai |
| President | Masayuki Matsumoto |
| Vice President | Masataka Ishizuka |
| Vice President | Tsuneo Hara |
| Vice President | Toshiaki Araya |
| Vice President | Yoshiomi Yamada |
| Senior Executive Director | Akihiro Amaya |
| Senior Executive Director | Akio Seki |
| Executive Director | Koushi Akutsu |
| Executive Director | Takeshi Tategami |
| Executive Director | Takao Innami |
| Executive Director | Toyonori Noda |

Re: Payment of Dividends for the 17th Fiscal Year

1. If you have designated dividends to be transferred to an account of a financial institution, please find the Statements of Dividends for the 17th Fiscal Year and the Information regarding the Account for Transfer of Dividends which are enclosed for shareholders who have designated the transfer of dividends.

2. For shareholders other than shareholders who have designated the transfer of dividends, the Notice of Postal Transfer Payment is enclosed, so please receive dividends at a nearby post office. Your prompt receipt of dividends would be appreciated.

RECEIVED
2005 JUL 25 A 10:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[TRANSLATION]

June 23, 2005

To: Shareholders

Masayuki Matsumoto
President and Representative Director
Central Japan Railway Company
1-1-4, Meieki, Nakamura-ku, Nagoya,
Aichi Prefecture

**NOTICE OF RESOLUTIONS OF
THE 18TH ORDINARY GENERAL MEETING OF SHAREHOLDERS**

Dear Sirs/Madams:

Please be informed that the reports were given and resolutions were adopted at the 18th ordinary general meeting of shareholders of Central Japan Railway Company held on the date hereof as below:

Description

Matters to be Reported:

1. Reports on the details of the Business Report, the Consolidated Balance Sheets and the Consolidated Statements of Income for the 18th fiscal year (from April 1, 2004 to March 31, 2005), and the details of the Balance Sheets and the Statements of Income for the 18th fiscal year

2. Reports on the Results of the Audit of the Independent Auditors and the Board of Corporate Auditors concerning the Consolidated Financial Statements

The details of each item above were reported.

Matters to be Resolved:

Proposal 1: Approval of the Proposal for appropriation of Retained Earnings for the 18th fiscal year

This proposal was resolved and approved in accordance with the original proposal. The amount of dividends is determined to be three thousand (3,000) yen per share.

Proposal 2: Partial amendment of the Articles of Incorporation

This proposal was resolved and approved in accordance with the original proposal.
The details of the amendment are set forth in the Comparative Table of the Provisions for the Amendment of the Articles of Incorporation, as provided for on p.2.

Proposal 3: Election of two (2) Directors

This proposal was resolved and approved in accordance with the original proposal. Messrs. Shunichi Kodama

and Kenji Koroyasu assumed their respective offices as Directors.
Mr. Kenji Koroyasu satisfies the qualification of an outside director provided for in Item 7-2, the second paragraph of Article 188 of the Commercial Code.

Proposal 4: Election of one (1) Corporate Auditor

This proposal was resolved and approved in accordance with the original proposal. Mr. Toshitaka Hayakawa assumed his office as Corporate Auditor.
Mr. Toshitaka Hayakawa satisfies the qualification of an outside Corporate Auditor provided for in the first paragraph of Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Joint-Stock Companies (*Kabushiki-Kaisha*)

-End-

Comparative Table of the Provisions for the Amendment of the Articles of Incorporation
(Changes are indicated by underlines.)

| Before Amendment | After Amendment |
|---|---|
| (Newly established.) | **Article 6.** <u>*(Acquisition of Its Own Stock)*</u> <u>The Company may, by a resolution of the Board of Directors, purchase its own stock pursuant to the provisions of the second item, the first paragraph of Article 211-3 of the Commercial Code.</u> |
| **Article <u>6</u>.** through **Article <u>20</u>.** (Provisions are omitted.) | **Article <u>7</u>.** through **Article <u>21</u>.** (No change.) |
| **Article <u>21</u>.** *(Resolution for Election of Corporate Auditors)* The provisions of the first paragraph of Article <u>15</u> shall be applied *mutatis mutandis* to the election of Corporate Auditors. | **Article <u>22</u>.** *(Resolution for Election of Corporate Auditors)* The provisions of the first paragraph of Article <u>16</u> shall be applied *mutatis mutandis* to the election of Corporate Auditors. |
| **Article <u>22</u>.** through **Article <u>27</u>.** (Provisions are omitted.) | **Article <u>23</u>.** through **Article <u>28</u>.** (No change.) |

Re: Payment of Dividends for the 18th Fiscal Year

1. If you have designated dividends to be transferred to an account of a financial institution, please find the Statements of Dividends for the 18th Fiscal Year and the Information regarding the Account for Transfer of Dividends which are enclosed for shareholders who have designated the transfer of dividends.

2. For shareholders other than shareholders who have designated the transfer of dividends, the Notice of Postal Transfer Payment is enclosed, so please receive dividends at a nearby post office. Your prompt receipt of dividends would be appreciated.

# 営業基盤 JR CENTRAL'S OPERATIONS

## 営業路線図 Route Map


東海道新幹線
Tokaido Shinkansen
高山本線/Takayama
中央本線/Chuo
太多線/Taita
飯田線/Iida
身延線/Minobu
御殿場線/Gotemba
関西本線/Kansai
武豊線/Taketoyo
名松線/Meisho
参宮線/Sangu
紀勢本線/Kisei
東海道本線/Tokaido
猪谷 Inotani
塩尻 Shiojiri
辰野 Tatsuno
甲府 Kofu
東京 Tokyo
美濃赤坂 Mino-akasaka
美濃太田 Mino-ota
大垣 Ogaki
岐阜 Gifu
多治見 Tajimi
米原 Maibara
名古屋 Nagoya
大府 Obu
京都 Kyoto
新大阪 Shin-Osaka
亀山 Kameyama
武豊 Taketoyo
富士 Fuji
沼津 Numazu
熱海 Atami
国府津 Kozu
伊勢奥津 Ise-okitsu
多気 Taki
松阪 Matsusaka
豊橋 Toyohashi
静岡 Shizuoka
鳥羽 Toba
新宮 Shingu

## 当社エリアデータ Market Area Data

### 人口分布図 Population Distribution


57.8%
当社マーケットエリア
JR Central's Market Area
東海道新幹線
Tokaido Shinkansen

### 県別総生産 Prefectural GDP


63.3%
当社マーケットエリア
JR Central's Market Area
30兆円以上 Over ¥30 trillion
10兆円以上、30兆円未満 ¥10 trillion-¥30 trillion
5兆円以上、10兆円未満 ¥5 trillion-¥10 trillion
5兆円未満 Under ¥5 trillion

注　当社マーケットエリアは以下の都府県を対象として計算しています。
東京都、神奈川県、千葉県、埼玉県、茨城県、静岡県、山梨県、長野県、愛知県、三重県、岐阜県、滋賀県、大阪府、京都府、兵庫県、奈良県
出典　人口：総務省自治行政局「住民基本台帳人口要覧」(平成15年3月末データ)
県内総生産：内閣府経済社会総合研究所「県民経済計算年報」(平成12年度データ)

Note: JR Central's market area includes the following prefectures:
Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Shizuoka, Yamanashi, Nagano, Aichi, Mie, Gifu, Shiga, Osaka, Kyoto, Hyogo, Nara

Sources: Population - *Residential Register* (Data: End of March 2003), Local Administrative Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications
GDP - *Annual Report on Prefectural Accounts* (Data: FY2001.3), Economic and Social Research Institute, Cabinet Office

### 営業キロ Route Length

| | | |
|---|---|---|
| 東海道新幹線 Tokaido Shinkansen | | 552.6 km |
| 在来線 Conventional Lines | 東海道本線 Tokaido Line | 367.1 km |
| | 御殿場線 Gotemba Line | 60.2 km |
| | 身延線 Minobu Line | 88.4 km |
| | 飯田線 Iida Line | 195.7 km |
| | 武豊線 Taketoyo Line | 19.3 km |
| | 高山本線 Takayama Line | 189.2 km |
| | 中央本線 Chuo Line | 174.8 km |
| | 太多線 Taita Line | 17.8 km |
| | 関西本線 Kansai Line | 59.9 km |
| | 紀勢本線 Kisei Line | 180.2 km |
| | 名松線 Meisho Line | 43.5 km |
| | 参宮線 Sangu Line | 29.1 km |
| | 在来線計 Subtotal | 1,425.2 km |
| **合計 Total** | | **1,977.8 km** |

### 複線化率
Double and Multi-Tracked Section
**55.1%** (1,090.7 km)

### 電化率
Electrified Section
**75.7%** (1,496.6 km)

### CTC化率
Centralized Traffic Control
**97.2%** (1,922.3 km)

### 自動信号化率
Automatic Signaling System
**97.7%** (1,933.0 km)

### 乗車人員ベスト10駅 Top 10 Stations in Terms of Number of Passengers

(単位：千人　平成15年度1日平均)
(thousand passengers, daily average of FY2004.3)


0
20
40
60
80
100
120
140
160
180
名古屋 Nagoya 174
東京 Tokyo 98
新大阪 Shin-Osaka 63
静岡 Shizuoka 60
金山 Kanayama 46
浜松 Hamamatsu 36
三島 Mishima 29
千種 Chikusa 29
岐阜 Gifu 28
京都 Kyoto 27

注　東京駅・京都駅・新大阪駅については、新幹線のみの乗車人員を示しています。
Note: The figures for Tokyo, Kyoto and Shin-Osaka Stations indicate Shinkansen passengers only.

# 国鉄改革 RESTRUCTURING OF JAPANESE NATIONAL RAILWAYS (JNR)

JR CENTRAL

## 国鉄の分割・民営化の概要 Outline of JNR Restructuring

(昭和62年4月1日現在 As of April1, 1987)

**日本国有鉄道**
Japanese National Railways (JNR)

**旅客 Passenger Transportation**

| 旅客会社　全国6社 6 Passenger Railway Companies | 営業キロ km | 従業員数(人) employees |
|---|---|---|
| **東海旅客鉄道株式会社 Central Japan Railway Company** | **2,003** | **21,410** |
| 北海道旅客鉄道株式会社 Hokkaido Railway Company | 3,176 | 12,719 |
| 東日本旅客鉄道株式会社 East Japan Railway Company | 7,657 | 82,469 |
| 西日本旅客鉄道株式会社 West Japan Railway Company | 5,325 | 51,538 |
| 四国旅客鉄道株式会社 Shikoku Railway Company | 880 | 4,455 |
| 九州旅客鉄道株式会社 Kyushu Railway Company | 2,406 | 14,589 |

→ バス会社 Bus Companies

原則として新会社発足後分離独立※1
Split off following establishment of new companies[1]

新幹線鉄道保有機構※2
Shinkansen Holding Corporation[2]
職員数(人)　64 employees

**貨物 Freight**

日本貨物鉄道株式会社
Japan Freight Railway Company
従業員数(人)　12,005 employees

**通信 Telecommunication**

鉄道通信株式会社※3
Railway Telecommunication Company[3]
従業員数(人)　563 employees

**システム Information Systems**

鉄道情報システム株式会社
Railway Information Systems Company
従業員数(人)　280 employees

**研究 Research**

財団法人鉄道総合技術研究所
Railway Technical Research Institute
職員数(人)　545 employees

日本国有鉄道清算事業団※4
Japanese National Railways Settlement Corporation[4]

注
1. 本州旅客3社のバス事業は、昭和63年4月に分離され、当該旅客会社の100%出資子会社となりました。
2. 新幹線鉄道保有機構は、平成3年10月1日に解散し、その一切の権利及び義務は鉄道整備基金に承継され、さらに鉄道整備基金は平成9年10月1日に解散し、その一切の権利及び義務は運輸施設整備事業団に承継されました。さらに、運輸施設整備事業団は、平成15年10月1日に解散し、その一切の権利及び義務は、独立行政法人鉄道建設・運輸施設整備支援機構に承継されました。
3. 鉄道通信株式会社は、平成元年5月に(旧)日本テレコム株式会社と合併し、商号を日本テレコム株式会社に変更しました。
4. 日本国有鉄道清算事業団は、平成10年10月22日に解散し、その一切の権利及び義務は日本鉄道建設公団に承継されました。

Notes:
1. The bus operations of three JR companies on Honshu, JR Central, JR East, and JR West, were split off as wholly owned subsidiaries in April 1988.
2. The Shinkansen Holding Corporation was abolished on October 1,1991, and all its rights and duties were transferred to the Railway Development Fund. Subsequently, on October 1,1997, the Railway Development Fund was abolished, and the Corporation for Advanced Transport and Technology assumed the organization's rights and obligations. The Corporation for Advanced Transport and Technology was abolished, and all its rights and duties were transferred to Japan Railway Construction, Transport and Technology Agency.
3. The Railway Telecommunication Company merged with former Japan Telecom in May 1989. The new company retained the name Japan Telecom Co., Ltd.
4. The Japanese National Railways Settlement Corporation was abolished on October 22,1998, and all its rights and duties were transferred to the Japan Railway Construction Public Corporation.

## 新幹線資産・債務の配分 Valuation of Shinkansen Assets

(兆円 ¥ trillion)

| | 東海道 Tokaido | 東北・上越 Tohoku, Joetsu | 山陽 Sanyo | |
|---|---|---|---|---|
| 昭和62年4月 April 1987 簿価(国鉄) Book price | 0.47 (8.4%) | 4.49 (79.4%) | 0.69 (12.2%) | 5.65 |
| 平成3年10月 Oct 1991 再々評価(収益調整前) Revised valuation | 2.96 (32.2%) | 4.42 (48.2%) | 1.79 (19.6%) | 9.17 |

| | JR東海 JR Central | JR東日本 JR East | JR西日本 JR West | |
|---|---|---|---|---|
| 再々評価(収益調整後) Transfer price | 5.09 (55.5%) | 3.11 (33.9%) | 0.97 (10.6%) | 9.17 |

## 旅客会社6社の営業エリア Operating Areas of Six Passenger Railway Companies

(昭和62年4月1日現在 As of April1, 1987)



JR北海道 Hokkaido Railway Company
JR東日本 East Japan Railway Company
JR西日本 West Japan Railway Company
JR九州 Kyushu Railway Company
JR四国 Shikoku Railway Company
JR東海 Central Japan Railway Company
京都 KYOTO
名古屋 NAGOYA
東京 TOKYO
新大阪 SHIN-OSAKA

# 単体決算の推移 NON-CONSOLIDATED FINANCIAL DATA

## ■収支状況 Operating Results

(10億円 ¥billion)

| | 昭和62年度 1988.3 | 63年度 1989.3 | 平成元年度 1990.3 | 2年度 1991.3 | 3年度 1992.3 | 4年度 1993.3 | 5年度 1994.3 | 6年度 1995.3 | 7年度 1996.3 | 8年度 1997.3 | 9年度 1998.3 | 10年度 1999.3 | 11年度 2000.3 | 12年度 2001.3 | 13年度 2002.3 | 14年度 2003.3 | 15年度 2004.3 | 16年度(予想) 2005.3(forecast) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業収益 Operating Revenues | 874.6 | 968.6 | 1,003.1 | 1,101.3 | 1,130.7 | 1,110.5 | 1,113.8 | 1,083.9 | 1,112.7 | 1,146.2 | 1,147.1 | 1,106.8 | 1,090.3 | 1,104.8 | 1,128.5 | 1,109.3 | 1,127.7 | 1,128.4 |
| 鉄道事業収入 Railway Business | 868.3 | 965.9 | 999.5 | 1,097.3 | 1,126.4 | 1,105.4 | 1,105.0 | 1,075.7 | 1,105.6 | 1,136.3 | 1,139.1 | 1,097.4 | 1,081.5 | 1,095.9 | 1,120.2 | 1,100.9 | 1,118.6 | 1,119.9 |
| 運輸収入 Railway Operations | 825.5 | 919.6 | 953.8 | 1,048.1 | 1,074.0 | 1,051.6 | 1,049.1 | 1,020.7 | 1,044.8 | 1,072.9 | 1,078.2 | 1,038.0 | 1,023.8 | 1,041.0 | 1,064.8 | 1,045.4 | 1,063.3 | 1,064.8 |
| 運輸附帯収入 Related Business | 14.7 | 14.6 | 15.3 | 17.4 | 18.3 | 17.1 | 16.5 | 16.5 | 16.2 | 16.0 | 15.4 | 14.5 | 13.8 | 13.5 | 13.1 | 12.6 | 11.8 | 11.9 |
| その他 Miscellaneous | 28.0 | 31.5 | 30.3 | 31.7 | 33.9 | 36.6 | 39.3 | 38.4 | 44.6 | 47.3 | 45.5 | 44.8 | 43.8 | 41.3 | 42.2 | 42.8 | 43.4 | 43.2 |
| 関連事業収入 Affiliated Business | 6.3 | 2.7 | 3.6 | 4.0 | 4.3 | 5.1 | 8.7 | 8.1 | 7.0 | 9.9 | 7.9 | 9.4 | 8.8 | 8.8 | 8.3 | 8.4 | 9.1 | 8.5 |
| 営業費用 Operating Expenses | 803.1 | 866.2 | 889.4 | 968.1 | 843.1 | 705.8 | 722.7 | 740.8 | 734.0 | 765.6 | 778.4 | 771.3 | 763.6 | 780.1 | 771.6 | 784.6 | 800.4 | 812.9 |
| 人件費 Personnel Expenses | 117.8 | 139.3 | 139.2 | 152.1 | 163.9 | 173.3 | 179.4 | 191.2 | 189.5 | 187.6 | 190.7 | 197.9 | 195.2 | 201.6 | 179.5 | 173.5 | 170.5 | 165.2 |
| 物件費 Non-Personnel Expenses | 199.6 | 226.7 | 238.0 | 289.1 | 311.6 | 301.4 | 307.6 | 325.4 | 318.7 | 351.4 | 329.8 | 327.1 | 311.9 | 328.0 | 342.8 | 368.5 | 384.0 | 372.1 |
| 新幹線使用料 Shinkansen Leasing Fee | 416.8 | 416.8 | 420.0 | 420.0 | 207.8 | – | – | – | – | – | – | – | – | – | – | – | – | – |
| 公団借損料等 Rental Payment for JRCC, etc. | 0.0 | 0.0 | 0.0 | 0.0 | 2.1 | 6.7 | 6.7 | 6.7 | 6.9 | 6.8 | 7.0 | 6.9 | 6.5 | 6.0 | 4.7 | – | – | – |
| 租税公課 Taxes Other Than Income Taxes | 14.4 | 19.0 | 20.3 | 24.6 | 24.6 | 37.5 | 38.9 | 34.5 | 36.1 | 36.8 | 50.3 | 39.4 | 38.2 | 37.0 | 36.0 | 34.5 | 33.6 | 35.2 |
| 減価償却費 Depreciation and Amortization | 54.2 | 64.1 | 71.7 | 82.1 | 132.8 | 186.7 | 189.8 | 182.9 | 182.5 | 182.8 | 200.3 | 199.8 | 211.6 | 207.4 | 208.4 | 208.0 | 212.2 | 240.4 |
| 営業利益 Operating Income | 71.5 | 102.4 | 113.7 | 133.2 | 287.6 | 404.7 | 391.0 | 343.0 | 378.6 | 380.6 | 368.6 | 335.4 | 326.7 | 324.7 | 356.9 | 324.7 | 327.3 | 315.5 |
| 営業外損益 Non-Operating Income (Loss) | △10.7 | △7.5 | △5.3 | △3.9 | △170.5 | △337.0 | △326.6 | △304.3 | △316.1 | △314.2 | △307.2 | △263.2 | △256.5 | △259.5 | △272.3 | △234.0 | △209.8 | △195.8 |
| 営業外収益 Non-Operating Revenues | 12.4 | 16.9 | 17.8 | 17.1 | 21.1 | 16.3 | 10.9 | 10.3 | 8.2 | 7.9 | 7.9 | 6.7 | 6.8 | 6.4 | 5.4 | 5.4 | 5.7 | 5.4 |
| 受取利息・配当金 Interest and Dividend Income | 11.4 | 15.6 | 16.3 | 15.2 | 18.4 | 11.8 | 7.0 | 5.0 | 2.9 | 2.0 | 1.6 | 1.7 | 0.9 | 1.2 | 0.6 | 0.6 | 0.6 | 0.8 |
| その他 Others | 0.9 | 1.3 | 1.5 | 1.9 | 2.7 | 4.4 | 3.9 | 5.2 | 5.3 | 5.9 | 6.3 | 4.9 | 5.8 | 5.1 | 4.8 | 4.7 | 5.1 | 4.6 |
| 営業外費用 Non-Operating Expenses | 23.2 | 24.4 | 23.2 | 21.1 | 191.7 | 353.3 | 337.6 | 314.6 | 324.4 | 322.2 | 315.1 | 270.0 | 263.3 | 266.0 | 277.7 | 239.4 | 215.5 | 201.2 |
| 支払利息 Interest Expenses | 21.9 | 20.5 | 19.0 | 20.5 | 190.6 | 349.3 | 334.6 | 311.6 | 310.7 | 286.5 | 267.5 | 259.3 | 250.5 | 238.7 | 220.7 | 204.0 | 190.7 | 179.3 |
| その他 Others | 1.2 | 3.9 | 4.2 | 0.5 | 1.1 | 4.0 | 3.0 | 3.0 | 13.6 | 35.7 | 47.6 | 10.6 | 12.7 | 27.2 | 57.0 | 35.4 | 24.8 | 21.9 |
| 経常利益 Ordinary Income | 60.7 | 94.9 | 108.3 | 129.2 | 117.0 | 67.6 | 64.3 | 38.7 | 62.5 | 66.3 | 61.4 | 72.1 | 70.2 | 65.1 | 84.5 | 90.7 | 117.5 | 119.7 |
| 特別損益 Extraordinary Income (Loss) | 0.0 | 0.0 | 16.6 | △12.0 | 0.2 | 0.1 | 0.2 | 0.0 | △4.2 | 0.9 | 1.9 | △23.7 | 0.1 | 22.9 | △4.9 | 5.8 | △3.4 | 0.0 |
| 特別利益 Extraordinary Income | 11.1 | 5.4 | 26.5 | 2.4 | 3.1 | 1.2 | 11.5 | 15.5 | 11.2 | 37.5 | 17.1 | 21.7 | 10.1 | 56.6 | 67.3 | 21.3 | 11.9 | 0.0 |
| 特別損失 Extraordinary Loss | 11.0 | 5.4 | 9.9 | 14.4 | 2.8 | 1.0 | 11.3 | 15.4 | 15.5 | 36.6 | 15.1 | 45.4 | 9.9 | 33.7 | 72.2 | 15.4 | 15.4 | 0.0 |
| 税引前当期利益 Income before Income Taxes | 60.8 | 94.9 | 124.9 | 117.2 | 117.3 | 67.8 | 64.6 | 38.8 | 58.2 | 67.2 | 63.4 | 48.4 | 70.4 | 88.0 | 79.6 | 96.6 | 114.0 | 119.7 |
| 法人税等 Income Taxes | 44.2 | 59.7 | 58.2 | 63.9 | 60.9 | 34.4 | 38.4 | 21.7 | 33.0 | 33.3 | 29.9 | 35.7 | 44.7 | 48.0 | 58.6 | 63.6 | 60.0 | 45.6 |
| 法人税等調整額 Deferred Taxes | – | – | – | – | – | – | – | – | – | – | – | – | △15.2 | △11.1 | △20.7 | △10.2 | △12.9 | △0.6 |
| 当期純利益 Net Income | 16.5 | 35.2 | 66.7 | 53.2 | 56.3 | 33.3 | 26.2 | 17.0 | 25.2 | 33.9 | 33.4 | 12.7 | 40.9 | 51.1 | 41.6 | 43.1 | 66.9 | 74.7 |

注1.平成10年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更しています。
2.平成14年度から公団借損料等は物件費に含めて計上しております。

Note: 1. Due to a change in Japanese accounting standards, enterprise tax, which was recorded as an operating expense, is recorded as a part of income taxes from FY1999.3.
2. Rental Payment for JRCC, etc. has been included in Non-Personnel Expenses since FY2003.3.

## ■財務状況 Financial Position

(10億円 ¥billion)

| | 1988.3 | 1989.3 | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 資産合計 Total Assets | 703.7 | 811.5 | 929.6 | 1,067.9 | 6,208.4 | 6,205.3 | 6,215.1 | 6,173.6 | 6,162.6 | 6,061.4 | 5,959.8 | 5,832.9 | 5,824.7 | 5,666.5 | 5,479.0 | 5,376.0 | 5,302.2 | – |
| 負債合計 Total Liabilities | 521.7 | 594.2 | 645.6 | 730.6 | 5,831.6 | 5,806.5 | 5,801.4 | 5,754.2 | 5,729.4 | 5,605.7 | 5,482.1 | 5,353.9 | 5,235.4 | 5,037.3 | 4,816.6 | 4,685.1 | 4,544.8 | – |
| 資本合計 Total Shareholders' Equity | 182.0 | 217.2 | 284.0 | 337.2 | 376.7 | 398.8 | 413.6 | 419.3 | 433.1 | 455.6 | 477.7 | 479.0 | 589.3 | 629.1 | 662.3 | 690.8 | 757.3 | – |

## ■設備投資額 Capital Expenditures

(10億円 ¥billion)

| | 1988.3 | 1989.3 | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 設備投資額 Capital Expenditures | 50.1 | 120.3 | 159.5 | 174.3 | 197.8 | 211.1 | 166.9 | 164.8 | 171.3 | 172.6 | 159.2 | 156.8 | 151.5 | 157.6 | 161.5 | 169.8 | 155.5 | 141.0 |

# 連結決算の推移 CONSOLIDATED FINANCIAL DATA

JR CENTRAL

## 収支状況 Operating Results

(10億円 ¥ billion)

| | 平成元年度 1990.3 | 2年度 1991.3 | 3年度 1992.3 | 4年度 1993.3 | 5年度 1994.3 | 6年度 1995.3 | 7年度 1996.3 | 8年度 1997.3 | 9年度 1998.3 | 10年度 1999.3 | 11年度 2000.3 | 12年度 2001.3 | 13年度 2002.3 | 14年度 2003.3 | 15年度 2004.3 | 16年度(予想) 2005.3(forecast) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 営業収益 Operating Revenues | 1,052.3 | 1,154.8 | 1,188.3 | 1,208.7 | 1,215.3 | 1,215.0 | 1,240.6 | 1,279.7 | 1,278.3 | 1,234.2 | 1,221.6 | 1,333.2 | 1,366.9 | 1,363.0 | 1,384.0 | 1,386.2 |
| 運輸業 Transportation | – | – | – | – | – | 1,089.9 | 1,118.6 | 1,152.4 | 1,153.3 | 1,113.3 | 1,087.9 | 1,103.5 | 1,127.5 | 1,108.0 | 1,125.5 | – |
| 流通業 Distribution | – | – | – | – | – | 77.9 | 77.9 | 78.4 | 75.7 | 74.1 | 98.3 | 163.3 | 173.9 | 175.8 | 176.2 | – |
| 不動産業 Real Estate | – | – | – | – | – | – | – | – | – | – | 24.3 | 49.9 | 51.6 | 53.2 | 55.4 | – |
| その他の事業 Others | – | – | – | – | – | 108.3 | 115.4 | 105.9 | 103.4 | 102.2 | 83.5 | 110.7 | 118.3 | 128.4 | 139.6 | – |
| 営業費用 Operating Expenses | 937.9 | 1,020.9 | 899.8 | 801.9 | 821.2 | 867.3 | 856.9 | 895.5 | 907.3 | 897.2 | 895.9 | 997.3 | 996.4 | 1,021.6 | 1,039.6 | 1,055.4 |
| 営業利益 Operating Income | 114.3 | 133.8 | 288.4 | 406.7 | 394.0 | 347.7 | 383.7 | 384.2 | 371.0 | 337.0 | 325.6 | 335.9 | 370.4 | 341.4 | 344.4 | 330.8 |
| 運輸業 Transportation | – | – | – | – | – | 343.7 | 379.3 | 381.3 | 369.3 | 336.4 | 323.6 | 321.0 | 354.5 | 322.3 | 324.0 | – |
| 流通業 Distribution | – | – | – | – | – | 0.9 | 0.9 | 0.5 | 0.3 | △0.5 | △2.4 | 2.5 | 4.0 | 5.1 | 5.3 | – |
| 不動産業 Real Estate | – | – | – | – | – | – | – | – | – | – | 3.2 | 10.0 | 9.2 | 10.5 | 12.1 | – |
| その他の事業 Others | – | – | – | – | – | 5.5 | 4.3 | 3.4 | 2.3 | 2.1 | 1.7 | 3.2 | 3.6 | 3.7 | 3.0 | – |
| 経常利益 Ordinary Income | 109.4 | 130.3 | 118.2 | 69.5 | 66.5 | 42.1 | 66.4 | 68.8 | 63.0 | 72.8 | 67.0 | 72.3 | 93.9 | 103.7 | 131.0 | 132.6 |
| 当期純利益 Net Income | 66.9 | 53.3 | 56.4 | 33.8 | 26.2 | 16.8 | 25.1 | 36.4 | 32.6 | 10.8 | 37.6 | 52.9 | 42.0 | 49.0 | 72.2 | 79.3 |

注 1.営業収益および営業利益は、それぞれのセグメント別の計と必ずしも一致しません。
2.平成10年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更しています。
3.平成10年度以前の「不動産業」は、主に「その他の事業」に含まれています。

Notes: 1. Operating revenues and operating income are not necessarily equal to the sum of each segment.
2. Due to a change in Japanese accounting standards, enterprise tax, which was recorded as an operating expense, is recorded as a part of income taxes from FY1999.3.
3. Real Estate segment had been mainly included in Others segment until FY1999.3.

## 対象会社数 Consolidation

| | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 連結 Number of Consolidated Subsidiaries | 3 | 3 | 3 | 5 | 5 | 17 | 17 | 16 | 16 | 16 | 19 | 30 | 30 | 30 | 29 | – |
| 持分法適用 Number of Affiliated Companies Accounted for by the Equity Method | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 1 | 1 | 1 | 2 | 2 | 2 | 2 | – |

## 財務状況 Financial Position

(10億円 ¥ billion)

| | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 資産合計 Total Assets | 947.0 | 1,089.2 | 6,230.2 | 6,245.9 | 6,257.7 | 6,263.8 | 6,265.7 | 6,173.1 | 6,088.1 | 5,993.5 | 6,061.6 | 5,919.2 | 5,698.9 | 5,578.5 | 5,473.5 | – |
| 負債合計 Total Liabilities | 665.6 | 754.5 | 5,856.0 | 5,849.0 | 5,845.9 | 5,850.0 | 5,838.1 | 5,720.3 | 5,614.1 | 5,514.8 | 5,470.9 | 5,284.8 | 5,028.7 | 4,873.6 | 4,695.5 | – |
| 資本合計 Total Shareholders' Equity | 281.3 | 334.6 | 374.2 | 396.9 | 411.8 | 413.8 | 427.5 | 452.7 | 473.9 | 473.3 | 584.3 | 626.6 | 661.1 | 694.1 | 765.9 | – |

注 平成10年度から会計制度の変更により、少数株主持分を負債に含めず表記しています。 Note: Due to a change in Japanese accounting standards, minority interests are excluded from liabilities from FY1999.3.

## 減価償却費、資本的支出、長期債務 Depreciation, Purchases of Property and Equipment, Total Long-Term Debt

(10億円 ¥ billion)

| | 平成8年度 1997.3 | 9年度 1998.3 | 10年度 1999.3 | 11年度 2000.3 | 12年度 2001.3 | 13年度 2002.3 | 14年度 2003.3 | 15年度 2004.3 | 16年度(予想) 2005.3(forecast) |
|---|---|---|---|---|---|---|---|---|---|
| 減価償却費 Depreciation | 187.4 | 205.1 | 204.3 | 218.1 | 220.7 | 222.0 | 221.0 | 225.4 | 254.2 |
| 運輸業 Transportation | 183.2 | 200.7 | 200.1 | 211.7 | 207.1 | 207.8 | 206.7 | 210.8 | – |
| 流通業 Distribution | 1.3 | 1.5 | 1.4 | 1.7 | 2.6 | 2.6 | 2.4 | 2.4 | – |
| 不動産業 Real Estate | – | – | – | 3.5 | 9.4 | 9.8 | 10.2 | 10.3 | – |
| その他の事業 Others | 2.8 | 2.8 | 2.7 | 1.1 | 1.5 | 1.6 | 1.5 | 1.7 | – |
| 資本的支出 Purchases of Property and Equipment | 188.6 | 182.9 | 180.1 | 221.5 | 174.0 | 173.9 | 178.5 | 167.3 | – |
| 運輸業 Transportation | 161.9 | 154.5 | 148.7 | 150.8 | 158.6 | 161.0 | 169.0 | 150.9 | – |
| 流通業 Distribution | 1.6 | 1.9 | 1.2 | 6.3 | 7.6 | 3.7 | 3.3 | 2.6 | – |
| 不動産業 Real Estate | – | – | – | 56.9 | 6.4 | 7.8 | 4.1 | 11.3 | – |
| その他の事業 Others | 25.1 | 26.4 | 30.1 | 7.4 | 1.1 | 1.3 | 1.8 | 2.4 | – |
| 長期債務 Total Long-term Debt | 5,219.1 | 5,112.1 | 5,027.3 | 4,942.2 | 4,710.2 | 4,423.5 | 4,246.4 | 4,050.3 | 3,853.3 |

注 平成10年度以前の「不動産業」は、主に「その他の事業」に含まれています。 Note: Real Estate segment had been mainly included in Others segment until FY1999.3.

## 連結キャッシュ・フロー計算書(抜粋) Consolidated Cash Flow Statements (abstract)

(10億円 ¥ billion)

| | 平成15年度 2004.3 |
|---|---|
| 営業活動によるキャッシュ・フロー Net Cash Provided by Operating Activities | 369.9 |
| 投資活動によるキャッシュ・フロー Net Cash Used in Investing Activities | △150.8 |
| 財務活動によるキャッシュ・フロー Net Cash Used in Financing Activities | △217.3 |
| 現金及び現金同等物の増減 Net Increase (Decrease) in Cash and Cash Equivalents | 1.8 |

# 当社の経営指標の推移 FINANCIAL STATEMENT RATIOS

## ■単体 Non-Consolidated

| | | 昭和62年度 1988.3 | 63年度 1989.3 | 平成元年度 1990.3 | 2年度 1991.3 | 3年度 1992.3 | 4年度 1993.3 | 5年度 1994.3 | 6年度 1995.3 | 7年度 1996.3 | 8年度 1997.3 | 9年度 1998.3 | 10年度 1999.3 | 11年度 2000.3 | 12年度 2001.3 | 13年度 2002.3 | 14年度 2003.3 | 15年度 2004.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 株主資本利益率(ROE) Return on Equity | % | 9.5 | 17.6 | 26.6 | 17.1 | 15.8 | 8.6 | 6.4 | 4.1 | 5.9 | 7.6 | 7.2 | 2.7 | 7.7 | 8.4 | 6.5 | 6.4 | 9.2 |
| *総資本営業利益率 Operating Income/Total Assets | % | 11.4 | 13.5 | 13.1 | 13.3 | 7.9 | 6.5 | 6.3 | 5.5 | 6.1 | 6.2 | 6.1 | 5.7 | 5.6 | 5.7 | 6.4 | 6.0 | 6.1 |
| *総資本経常利益率 Ordinary Income/Total Assets | % | 9.7 | 12.5 | 12.4 | 12.9 | 3.2 | 1.1 | 1.0 | 0.6 | 1.0 | 1.1 | 1.0 | 1.2 | 1.2 | 1.1 | 1.5 | 1.7 | 2.2 |
| 総資本当期利益率 Net Income/Total Assets | % | 2.6 | 4.6 | 7.7 | 5.3 | 1.5 | 0.5 | 0.4 | 0.3 | 0.4 | 0.6 | 0.6 | 0.2 | 0.7 | 0.9 | 0.7 | 0.8 | 1.3 |
| *売上高営業利益率 Operating Income/Operating Revenues | % | 8.2 | 10.6 | 11.3 | 12.1 | 25.4 | 36.4 | 35.1 | 31.7 | 34.0 | 33.2 | 32.1 | 30.3 | 30.0 | 29.4 | 31.6 | 29.3 | 29.0 |
| *売上高経常利益率 Ordinary Income/Operating Revenues | % | 6.9 | 9.8 | 10.8 | 11.7 | 10.4 | 6.1 | 5.8 | 3.6 | 5.6 | 5.8 | 5.4 | 6.5 | 6.4 | 5.9 | 7.5 | 8.2 | 10.4 |
| 売上高債務比率 Total Long-Term Debt/Operating Revenues | 倍 Times | 0.4 | 0.3 | 0.3 | 0.3 | 4.8 | 4.9 | 4.8 | 4.9 | 4.7 | 4.5 | 4.4 | 4.4 | 4.4 | 4.1 | 3.8 | 3.7 | 3.5 |
| 総資本回転率 Asset Turnover | 回 Times | 1.4 | 1.3 | 1.2 | 1.1 | 0.3 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 |
| 株主資本比率 Equity Ratio | % | 25.9 | 26.8 | 30.6 | 31.6 | 6.1 | 6.4 | 6.7 | 6.8 | 7.0 | 7.5 | 8.0 | 8.2 | 10.1 | 11.1 | 12.1 | 12.9 | 14.3 |
| *インタレストカバレッジレシオ Interest Coverage Ratio | 倍 Times | 3.8 | 5.7 | 6.8 | 7.2 | 1.6 | 1.2 | 1.2 | 1.1 | 1.2 | 1.3 | 1.4 | 1.3 | 1.3 | 1.4 | 1.6 | 1.6 | 1.7 |
| 固定比率 Fixed Ratio | % | 287.0 | 271.8 | 242.5 | 233.5 | 1,574.0 | 1,492.0 | 1,428.1 | 1,402.5 | 1,352.5 | 1,278.4 | 1,208.5 | 1,180.7 | 957.5 | 877.6 | 811.4 | 762.8 | 682.0 |
| 流動比率 Current Ratio | % | 100.5 | 100.6 | 102.3 | 103.5 | 81.9 | 76.7 | 87.2 | 86.4 | 85.2 | 61.0 | 48.6 | 41.4 | 49.2 | 34.9 | 22.6 | 21.8 | 23.4 |
| 配当性向 Dividend Payout Ratio | % | – | – | – | 21.0 | 19.9 | 33.6 | 42.7 | 65.8 | 44.4 | 33.0 | 33.5 | 88.2 | 27.3 | 21.9 | 26.9 | 26.1 | 16.8 |
| 株主資本配当率 Dividends to Shareholders' Equity Ratio | % | – | – | – | 3.3 | 3.0 | 2.8 | 2.7 | 2.7 | 2.6 | 2.5 | 2.3 | 2.3 | 1.9 | 1.8 | 1.7 | 1.6 | 1.5 |
| 1人当たり売上高 Operating Revenues per Employee | 千円 ¥Thousand | 40,909 | 45,492 | 47,822 | 53,048 | 53,245 | 50,784 | 50,127 | 48,227 | 49,301 | 50,830 | 50,994 | 49,516 | 49,182 | 50,442 | 52,485 | 52,837 | 55,147 |
| *1人当たり経常利益 Ordinary Income per Employee | 千円 ¥Thousand | 2,842 | 4,457 | 5,166 | 6,225 | 5,512 | 3,095 | 2,898 | 1,722 | 2,770 | 2,941 | 2,732 | 3,230 | 3,170 | 2,975 | 3,934 | 4,321 | 5,746 |
| 1株当たり純資産額 Shareholders' Equity per Share | 円 Yen | 81,286 | 97,003 | 126,798 | 150,573 | 168,200 | 178,051 | 184,676 | 187,195 | 193,365 | 203,433 | 213,268 | 213,851 | 263,124 | 280,881 | 295,689 | 308,292 | 337,995 |
| 1株当たり当期純利益(EPS) Earnings per Share | 円 Yen | 7,402 | 15,717 | 29,794 | 23,775 | 25,170 | 14,903 | 11,697 | 7,594 | 11,254 | 15,156 | 14,921 | 5,671 | 18,298 | 22,851 | 18,603 | 19,153 | 29,778 |

*平成10年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更したため、平成9年度までの値と比較できません。

*From FY1999.3, figures are not comparable with prior years' figures due to a change in Japanese accounting standards (enterprise tax, which was recorded as an operating expense, is now recorded as a part of income taxes).

## ■連結 Consolidated

| | | 昭和62年度 1988.3 | 63年度 1989.3 | 平成元年度 1990.3 | 2年度 1991.3 | 3年度 1992.3 | 4年度 1993.3 | 5年度 1994.3 | 6年度 1995.3 | 7年度 1996.3 | 8年度 1997.3 | 9年度 1998.3 | 10年度 1999.3 | 11年度 2000.3 | 12年度 2001.3 | 13年度 2002.3 | 14年度 2003.3 | 15年度 2004.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 株主資本利益率(ROE) Return on Equity | % | – | – | – | 17.3 | 15.9 | 8.8 | 6.5 | 4.1 | 6.0 | 8.3 | 7.0 | 2.3 | 7.1 | 8.7 | 6.5 | 7.2 | 9.9 |
| *総資本営業利益率 Operating Income/Total Assets | % | – | – | – | 13.1 | 7.9 | 6.5 | 6.3 | 5.6 | 6.1 | 6.2 | 6.1 | 5.6 | 5.4 | 5.6 | 6.4 | 6.1 | 6.2 |
| *総資本経常利益率 Ordinary Income/Total Assets | % | – | – | – | 12.8 | 3.2 | 1.1 | 1.1 | 0.7 | 1.1 | 1.1 | 1.0 | 1.2 | 1.1 | 1.2 | 1.6 | 1.8 | 2.4 |
| 総資本当期利益率 Net Income/Total Assets | % | – | – | – | 5.2 | 1.5 | 0.5 | 0.4 | 0.3 | 0.4 | 0.6 | 0.5 | 0.2 | 0.6 | 0.9 | 0.7 | 0.9 | 1.3 |
| *売上高営業利益率 Operating Income/Operating Revenues | % | – | – | 10.9 | 11.6 | 24.3 | 33.7 | 32.4 | 28.6 | 30.9 | 30.0 | 29.0 | 27.3 | 26.7 | 25.2 | 27.1 | 25.0 | 24.9 |
| *売上高経常利益率 Ordinary Income/Operating Revenues | % | – | – | 10.4 | 11.3 | 9.9 | 5.8 | 5.5 | 3.5 | 5.4 | 5.4 | 4.9 | 5.9 | 5.5 | 5.4 | 6.9 | 7.6 | 9.5 |
| 総資本回転率 Asset Turnover | 回 Times | – | – | – | 1.1 | 0.3 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.3 |
| 株主資本比率 Equity Ratio | % | – | – | 29.7 | 30.7 | 6.0 | 6.4 | 6.6 | 6.6 | 6.8 | 7.3 | 7.8 | 7.9 | 9.6 | 10.6 | 11.6 | 12.4 | 14.0 |
| *インタレストカバレッジレシオ Interest Coverage Ratio | 倍 Times | – | – | 6.9 | 7.2 | 1.6 | 1.2 | 1.2 | 1.1 | 1.2 | 1.3 | 1.4 | 1.3 | 1.3 | 1.4 | 1.7 | 1.6 | 1.8 |
| 固定比率 Fixed Ratio | % | – | – | 246.2 | 236.8 | 1,586.9 | 1,506.9 | 1,442.3 | 1,433.6 | 1,383.0 | 1,301.6 | 1,237.2 | 1,219.4 | 994.6 | 908.9 | 835.6 | 778.9 | 691.9 |
| 流動比率 Current Ratio | % | – | – | 104.7 | 105.7 | 83.7 | 75.1 | 84.8 | 87.3 | 87.4 | 65.1 | 52.2 | 46.6 | 56.4 | 46.4 | 33.8 | 32.4 | 28.8 |

*平成10年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更したため、平成9年度までの値と比較できません。

*From FY1999.3, figures are not comparable with prior years' figures due to a change in Japanese accounting standards (enterprise tax, which was recorded as an operating expense, is now recorded as a part of income taxes).

# 輸送データ TRANSPORTATION DATA

## ■旅客運輸収入 Transportation Revenues

(10億円 ¥ billion)

| | | | 昭和62年度 1988.3 | 63年度 1989.3 | 平成元年度 1990.3 | 2年度 1991.3 | 3年度 1992.3 | 4年度 1993.3 | 5年度 1994.3 | 6年度 1995.3 | 7年度 1996.3 | 8年度 1997.3 | 9年度 1998.3 | 10年度 1999.3 | 11年度 2000.3 | 12年度 2001.3 | 13年度 2002.3 | 14年度 2003.3 | 15年度 2004.3 | 16年度(予想) 2005.3(forecast) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 旅客運賃・料金 Passenger Fare | 新幹線 Shinkansen | 定 期 Commuter | 1.5 | 2.4 | 3.2 | 4.8 | 6.8 | 8.3 | 9.2 | 10.1 | 10.8 | 11.7 | 12.1 | 12.5 | 12.5 | 12.7 | 13.0 | 13.2 | 13.2 | 13.2 |
| | | 定期外 Others | 713.0 | 807.6 | 839.3 | 920.2 | 937.1 | 911.5 | 910.5 | 887.9 | 914.5 | 941.2 | 949.1 | 913.0 | 901.1 | 919.2 | 943.7 | 925.8 | 944.2 | 946.2 |
| | | 計 Subtotal | 714.5 | 810.1 | 842.5 | 925.1 | 943.9 | 919.8 | 919.8 | 898.1 | 925.4 | 952.9 | 961.3 | 925.5 | 913.7 | 932.0 | 956.7 | 939.0 | 957.4 | 959.5 |
| | 在来線 Conventional Lines | 定 期 Commuter | 24.2 | 25.0 | 26.0 | 28.2 | 30.0 | 31.2 | 32.2 | 32.2 | 32.1 | 32.6 | 31.8 | 32.1 | 31.8 | 32.1 | 32.0 | 32.0 | 32.3 | 32.3 |
| | | 定期外 Others | 86.4 | 84.2 | 84.9 | 94.4 | 99.7 | 100.3 | 96.8 | 90.0 | 86.9 | 87.1 | 84.8 | 80.0 | 78.0 | 76.7 | 75.7 | 74.1 | 73.3 | 72.6 |
| | | 計 Subtotal | 110.7 | 109.2 | 111.0 | 122.7 | 129.8 | 131.5 | 129.0 | 122.3 | 119.1 | 119.7 | 116.6 | 112.2 | 109.8 | 108.8 | 107.8 | 106.2 | 105.6 | 105.0 |
| | 合計 Subtotal | 定 期 Commuter | 25.8 | 27.4 | 29.3 | 33.1 | 36.9 | 39.5 | 41.5 | 42.4 | 43.0 | 44.3 | 43.9 | 44.7 | 44.4 | 44.8 | 45.1 | 45.3 | 45.5 | 45.5 |
| | | 定期外 Others | 799.5 | 891.9 | 924.2 | 1,014.7 | 1,036.8 | 1,011.8 | 1,007.4 | 978.0 | 1,001.5 | 1,028.3 | 1,034.0 | 993.1 | 979.1 | 996.0 | 1,019.4 | 999.9 | 1,017.5 | 1,018.9 |
| | | 計 Subtotal | 825.3 | 919.4 | 953.6 | 1,047.9 | 1,073.8 | 1,051.4 | 1,048.9 | 1,020.5 | 1,044.5 | 1,072.7 | 1,078.0 | 1,037.8 | 1,023.6 | 1,040.9 | 1,064.6 | 1,045.3 | 1,063.0 | 1,064.5 |
| 小荷物運賃・料金 Parcel Fare | | | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.2 | 0.2 |
| 合 計 Total | | | 825.5 | 919.6 | 953.8 | 1,048.1 | 1,074.0 | 1,051.6 | 1,049.1 | 1,020.7 | 1,044.8 | 1,072.9 | 1,078.2 | 1,038.0 | 1,023.8 | 1,041.0 | 1,064.8 | 1,045.4 | 1,063.3 | 1,064.8 |

## ■輸送人キロ Passenger-Kilometers

(100万人キロ million passenger-kilometers)

| | | 1988.3 | 1989.3 | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 新幹線 Shinkansen | 定 期 Commuter | 146 | 223 | 301 | 428 | 586 | 700 | 784 | 852 | 913 | 973 | 992 | 1,024 | 1,027 | 1,047 | 1,072 | 1,088 | 1,096 | 1,096 |
| | 定期外 Others | 31,977 | 36,076 | 37,103 | 40,913 | 41,255 | 39,956 | 39,720 | 38,056 | 38,904 | 40,000 | 40,098 | 38,383 | 37,851 | 38,624 | 39,501 | 38,501 | 39,244 | 39,331 |
| | 計 Subtotal | 32,123 | 36,299 | 37,404 | 41,341 | 41,841 | 40,655 | 40,504 | 38,907 | 39,817 | 40,973 | 41,090 | 39,407 | 38,878 | 39,670 | 40,573 | 39,589 | 40,340 | 40,427 |
| 在来線 Conventional Lines | 定 期 Commuter | 3,724 | 3,909 | 4,091 | 4,423 | 4,760 | 4,984 | 5,116 | 5,150 | 5,161 | 5,218 | 5,093 | 5,073 | 5,046 | 5,073 | 5,070 | 5,060 | 5,132 | 5,132 |
| | 定期外 Others | 5,301 | 4,877 | 4,807 | 5,286 | 5,510 | 5,561 | 5,377 | 4,851 | 4,530 | 4,513 | 4,383 | 4,057 | 3,968 | 3,931 | 3,890 | 3,819 | 3,800 | 3,793 |
| | 計 Subtotal | 9,025 | 8,786 | 8,898 | 9,709 | 10,269 | 10,545 | 10,493 | 10,001 | 9,691 | 9,731 | 9,476 | 9,131 | 9,014 | 9,004 | 8,960 | 8,878 | 8,933 | 8,925 |
| 合計 Total | 定 期 Commuter | 3,869 | 4,132 | 4,392 | 4,851 | 5,346 | 5,684 | 5,900 | 6,002 | 6,074 | 6,191 | 6,085 | 6,097 | 6,074 | 6,119 | 6,143 | 6,148 | 6,229 | 6,229 |
| | 定期外 Others | 37,278 | 40,953 | 41,910 | 46,199 | 46,764 | 45,517 | 45,097 | 42,907 | 43,434 | 44,514 | 44,481 | 42,440 | 41,819 | 42,555 | 43,390 | 42,320 | 43,044 | 43,123 |
| | 計 Total | 41,148 | 45,085 | 46,302 | 51,051 | 52,110 | 51,201 | 50,997 | 48,909 | 49,508 | 50,705 | 50,565 | 48,538 | 47,892 | 48,674 | 49,533 | 48,468 | 49,273 | 49,352 |

## ■輸送人員 Ridership

(100万人 million passengers)

| | | 1988.3 | 1989.3 | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 新幹線 Shinkansen | 定 期 Commuter | 2 | 2 | 3 | 5 | 6 | 7 | 8 | 9 | 10 | 10 | 11 | 11 | 11 | 11 | 11 | 12 | 12 | 12 |
| | 定期外 Others | 100 | 110 | 114 | 125 | 128 | 125 | 124 | 119 | 123 | 124 | 124 | 119 | 117 | 119 | 121 | 118 | 121 | 121 |
| | 計 Subtotal | 102 | 112 | 117 | 130 | 134 | 132 | 132 | 128 | 133 | 134 | 134 | 130 | 128 | 130 | 132 | 130 | 132 | 132 |
| 在来線 Conventional Lines | 定 期 Commuter | 189 | 199 | 208 | 223 | 238 | 248 | 252 | 253 | 252 | 253 | 247 | 244 | 242 | 241 | 240 | 238 | 239 | 239 |
| | 定期外 Others | 112 | 123 | 119 | 131 | 141 | 144 | 144 | 140 | 141 | 143 | 141 | 137 | 136 | 137 | 137 | 135 | 136 | 136 |
| | 計 Subtotal | 301 | 322 | 327 | 354 | 380 | 392 | 396 | 393 | 393 | 395 | 387 | 382 | 378 | 377 | 377 | 373 | 374 | 375 |
| 合計 Total | 定 期 Commuter | 191 | 201 | 211 | 227 | 244 | 254 | 260 | 260 | 260 | 262 | 256 | 254 | 252 | 250 | 250 | 248 | 249 | – |
| | 定期外 Others | 201 | 221 | 225 | 248 | 260 | 260 | 259 | 251 | 256 | 257 | 255 | 248 | 245 | 247 | 249 | 245 | 247 | – |
| | 計 Total | 392 | 422 | 436 | 475 | 504 | 514 | 518 | 511 | 516 | 519 | 511 | 502 | 497 | 497 | 498 | 492 | 496 | – |

注 輸送人員の合計は新幹線、在来線の重複人員を除いて計上しています。 Note: A passenger using both Shinkansen and conventional lines in a single journey is counted as one ride.

## ■輸送効率 Transport Efficiency

(%)

| | 1988.3 | 1989.3 | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 新幹線 Shinkansen | – | – | – | – | 66.2 | 63.1 | 64.1 | 62.1 | 63.5 | 67.1 | 67.2 | 65.4 | 65.2 | 66.7 | 67.7 | 65.8 | 66.2 | – |
| 在来線 Conventional Lines | – | – | – | – | 39.1 | 40.3 | 40.1 | 38.8 | 37.6 | 38.0 | 37.3 | 36.5 | 35.7 | 35.1 | 35.1 | 34.8 | 35.2 | – |

## ■客車走行キロ Rolling Stock Kilometers

(100万キロ million kilometers)

| | 1988.3 | 1989.3 | 1990.3 | 1991.3 | 1992.3 | 1993.3 | 1994.3 | 1995.3 | 1996.3 | 1997.3 | 1998.3 | 1999.3 | 2000.3 | 2001.3 | 2002.3 | 2003.3 | 2004.3 | 2005.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 新幹線 Shinkansen | 586 | 603 | 658 | 713 | 755 | 770 | 757 | 751 | 754 | 738 | 739 | 729 | 722 | 720 | 725 | 728 | 737 | – |
| 在来線 Conventional Lines | 209 | 212 | 219 | 229 | 238 | 236 | 234 | 227 | 228 | 226 | 225 | 221 | 219 | 216 | 214 | 213 | 211 | – |
| 合 計 Total | 795 | 815 | 877 | 942 | 993 | 1,006 | 991 | 978 | 983 | 963 | 964 | 950 | 941 | 936 | 939 | 940 | 948 | – |

# 新幹線輸送 PERFORMANCE OF SHINKANSEN

## 東海道新幹線の列車本数および利用状況(1日当たり) Departures and Ridership per Day



(本/日 trains/day)
(千人/日-上下計 thousand passengers/day)
400
300
200
100
0
200
150
100
50
0
143 160 172 185 185 181 179 174 178 184 185 179 176 179 184 180 187
235 239 251 263 278 288 282 282 282 283 283 285 285 285 285 287 287 291
4 34 34 34 34 34 45 51 51 53 75 75 137
144 146 158 170 182 188 162 162 163 164 164 155 147 147 145 125 125 65
52 55 58 64 65 64 63 62 61 62 61 59 58 58 59 62 59 57 103
3 23 24 27 31 35 38 41 45 55
91 93 93 93 96 96 86 86 85 85 85 85 87 87 87 87 87 89
昭和62年度 63年度 平成元年度 2年度 3年度 4年度 5年度 6年度 7年度 8年度 9年度 10年度 11年度 12年度 13年度 14年度 15年度 16年度
1987.4 1988.4 1989.4 1990.4 1991.4 1992.4 1993.4 1994.4 1995.4 1996.4 1997.4 1998.4 1999.4 2000.4 2001.4 2002.4 2003.4 2004.4
のぞみ Nozomi
ひかり Hikari
こだま Kodama
のぞみ·ひかり利用状況(小田原～静岡) Nozomi and Hikari Ridership(Odawara–Shizuoka)
内のぞみ利用状況(小田原～静岡) Nozomi Ridership(Odawara–Shizuoka)
こだま利用状況(新横浜～小田原) Kodama Ridership(Shin-Yokohama–Odawara)


注　列車本数は各年度初の設定本数(臨時列車は含まない)を示し、利用状況は各年度平均の断面輸送量を示します。
Note: Departures shown are as of the beginning of each month; ridership is the average over the following each term.

## 「のぞみ」による到達時間の短縮 Reduced Travel Time by Nozomi



東京–名古屋
Tokyo–Nagoya
1:49
1:38 (△11)
東京–新大阪
Tokyo–Shin-Osaka
2:52
2:30 (△22)
東京–岡山
Tokyo–Okayama
3:49
3:16 (△33)
東京–広島
Tokyo–Hiroshima
4:35
3:51 (△44)
東京–博多
Tokyo–Hakata
5:57
4:58 (△59)
0:00 1:00 2:00 3:00 4:00 5:00 6:00 (時間 hours)
昭和62年4月(ひかり)
As of April 1987(Hikari)
平成16年3月(のぞみ)
As of March 2004(Nozomi)
※( )内は短縮時間
( ): Travel time reduction


注　いずれも下り最速列車による到達時間を示します。(臨時列車、季節列車を除く)
Note: Based on the travel times of the westbound fastest Shinkansen train at the time (excluding extra trains)

## 東海道新幹線車両数の比較 Number of Tokaido Shinkansen Rolling Stock by Type



昭和62年4月
April 1987
1,339
112
1,451両(100)
Total:1,451
0系
Series 0
100系
Series 100
〈最高速度：220km/h〉
(Maximum Speed: 220km/h)
平成16年3月
March 2004
976
871
1,847両(127)
Total:1,847
300系
Series 300
〈最高速度：270km/h〉
(Maximum Speed: 270km/h)
700系
Series 700
〈最高速度：270km/h〉
(Maximum Speed: 270km/h)


注　1. 保留車及び試験車を含みます。
2. ( )内は昭和62年4月を100とした場合の指数を示します。
Notes: 1. Including retained trains and inspection trains
2. ( )index, April 1987=100

# 東海道新幹線の特徴 CHARACTERISTICS OF TOKAIDO SHINKANSEN

## 安全 Safety

営業列車の脱線・衝突事故は皆無
No train accidents such as derailment or collision

## 正確 Punctuality

平均遅延時分 0.1分/列車
Average delay – 0.1 min/train

## 高速 Rapidity

時速270km
270 km/h
東京—新大阪を2時間30分
2 hr 30 min between Tokyo and Shin-Osaka Stations

## 高頻度 Frequent Service

列車本数 最大12本/h (東京発)、291本/日
12 departures/hour at maximum from Tokyo, 291 departures/day

## 大量 High Volume

座席数 約1,300席/列車
Approx. 1,300 seats per train
輸送人員 361千人/日、132百万人/年
361 thousand passengers/day, 132 million passengers/year

## 航空輸送サービスとの比較 Comparison with Airline Transportation Services

(平成16年6月現在 As of June 2004)

| 東京～ (営業キロ) Between Tokyo and … | | 大阪 (552.6 km) Osaka(552.6 km) | 岡山 (732.9 km) Okayama(732.9 km) | 広島 (894.2 km) Hiroshima(894.2 km) | 福岡 (1,174.9 km) Fukuoka(1,174.9 km) |
|---|---|---|---|---|---|
| 移動時間 Travel Time | 新幹線 Shinkansen | 2時間30分 2 hr 30 min | 3時間16分 3 hr 16 min | 3時間51分 3 hr 51 min | 4時間58分 4 hr 58 min |
| | 航空 Airlines | 1時間 (約2時間30分) 1 hr (About 2 hr 30 min) | 1時間10分 (約3時間) 1 hr 10 min (About 3 hr) | 1時間15分 (約3時間10分) 1 hr 15 min (About 3 hr 10 min) | 1時間30分 (約2時間40分) 1 hr 30 min (About 2 hr 40 min) |
| 発車・離陸数/日 Departures per day | 新幹線 Shinkansen | 218 | 103 | 67 | 45 |
| | 航空 Airlines | 86 | 20 | 34 | 92 |

注 移動時間は最速列車または最速便による移動時間を示しており、( )は市中から空港までのアクセス時間等を含んでいます。
Note: Travel times is in case of the fastest serrvice. Travel times in parentheses include transfer and access times from airports to city centers.

## マーケットシェア Market Share


JR東海 JR Central
JR西日本 JR West
東京 Tokyo
名古屋 Nagoya
大阪 Osaka
岡山 Okayama
広島 Hiroshima
博多 Hakata
鉄 道 Railway
航 空 Airlines
東京圏～名古屋圏 58千人/日 Tokyo Area–Nagoya Area 58 thousand passengers/day
100%
東京圏～大阪圏 112千人/日 Tokyo Area–Osaka Area 112 thousand passengers/day
81%
19%
東京圏～岡山 7千人/日 Tokyo Area–Okayama Prefecture 7 thousand passengers/day
60%
40%
東京圏～広島 13千人/日 Tokyo Area–Hiroshima Prefecture 13 thousand passengers/day
47%
53%
東京圏～福岡 27千人/日 Tokyo Area–Fukuoka Prefecture 27 thousand passengers/day
8%
92%

注 1.マーケットシェアは、「旅客地域流動調査」(平成14年度)における府県相互間旅客輸送人員表によります。
なお、平成15年度の鉄道のマーケットシェアは、当社試算によると、以下のとおりです。
東京圏～名古屋圏：100% 東京圏～大阪圏：81%
2.東 京 圏：東京都、神奈川県、千葉県、埼玉県、茨城県
名古屋圏：愛知県、三重県、岐阜県
大 阪 圏：大阪府、京都府、兵庫県、奈良県

Notes: 1. Market share is the percentage of all railway and airline services based on the inter-prefectural data of the *Inter-Regional Passenger Mobility Survey* (FY2003.3), published by the Ministry of Land, Infrastructure and Transportation.
Railway market share of FY2004.3 is as follows according to our own estimate.
Tokyo Area~Nagoya Area: 100% Tokyo Area~Osaka Area: 81%
2. Tokyo Area: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki
Nagoya Area: Aichi, Mie, Gifu
Osaka Area: Osaka, Kyoto, Hyogo, Nara

# 東海道新幹線輸送人キロとGDPの推移 TOKAIDO SHINKANSEN PASSENGER-KILOMETERS AND JAPAN'S GDP


(億人キロ 100 million passenger-kilometers)
(兆円 ¥ trillion)
450
400
350
300
250
200
150
600
500
400
300
200
100
0
国鉄 Japanese National Railways (JNR)
JR東海 Central Japan Railway Company
(100) 315
324
333
338
352
368
378
(126) 397
423
442
468
478
483
478
489
501
519
522
517
521
537
530
537
(176) 554
(100) 287
286
285
292
292
306
310
(112) 321
363
374
413
418
407
405
389
398
410
411
394
389
397
406
396
(140) 403
404
昭和55年度 1981.3
56年度 1982.3
57年度 1983.3
58年度 1984.3
59年度 1985.3
60年度 1986.3
61年度 1987.3
62年度 1988.3
63年度 1989.3
平成元年度 1990.3
2年度 1991.3
3年度 1992.3
4年度 1993.3
5年度 1994.3
6年度 1995.3
7年度 1996.3
8年度 1997.3
9年度 1998.3
10年度 1999.3
11年度 2000.3
12年度 2001.3
13年度 2002.3
14年度 2003.3
15年度 2004.3
16年度 (予想) 2005.3 (forecast)
輸送人キロ(国鉄) Passenger-kilometers (JNR)
輸送人キロ(JR東海) Passenger-kilometers (JR Central)
GDP(実質) GDP (Real)

注（ ）内は昭和55年度を100とした場合の指数を示します。
出典：「国民経済計算年報 平成16年版」(内閣府経済社会総合研究所)、(平成15年度のGDPは速報値です。)

Note: ( ) index, FY1981.3=100
Sources: GDP — *Annual Report on National Accounts*

# 在来線輸送 PERFORMANCE OF CONVENTIONAL LINES

## 在来線の列車本数および利用状況(1日当たり) Departures and Ridership per Day

### ■普通列車 Local Trains


(千人-上下計 1日平均 thousand passengers, daily average)
(本/日 trains/day)
2,000
1,800
1,600
1,400
1,200
500
400
300
200
100
0
321 (100)
337
386
415
444
458
470
468
471
482
483
476
479
493
495
500
502 (156)
1,314 (100)
1,459
1,592
1,698
1,817
1,806
1,809
1,803
1,806
1,825
1,825
1,844
1,845
1,973
1,977
1,961
1,961
1,973 (150)
昭和62年度 1988.3
63年度 1989.3
平成元年度 1990.3
2年度 1991.3
3年度 1992.3
4年度 1993.3
5年度 1994.3
6年度 1995.3
7年度 1996.3
8年度 1997.3
9年度 1998.3
10年度 1999.3
11年度 2000.3
12年度 2001.3
13年度 2002.3
14年度 2003.3
15年度 2004.3
16年度 2005.3
列車本数 Departures
普通列車利用状況 Local Train Ridership

### ■特急列車等 Express Trains


(千人-上下計 1日平均 thousand passengers, daily average)
(本/日 trains/day)
150
130
110
30
20
10
0
24 (100)
24
25
26
27
27
25
23
23
23
23
21
20
19
18
18
17 (71)
114 (100)
126
132
130
132
134
134
134
130
136
136
136
136
136
130
128
128
122 (107)
昭和62年度 1988.3
63年度 1989.3
平成元年度 1990.3
2年度 1991.3
3年度 1992.3
4年度 1993.3
5年度 1994.3
6年度 1995.3
7年度 1996.3
8年度 1997.3
9年度 1998.3
10年度 1999.3
11年度 2000.3
12年度 2001.3
13年度 2002.3
14年度 2003.3
15年度 2004.3
16年度 2005.3
列車本数 Departures
特急列車等利用状況 Express Train Ridership

注　1.列車本数は各年度初の設定本数（臨時列車は含まない）を示し、利用状況は各年度平均の断面輸送量を示します。
2.（　）内は昭和62年度を100とした場合の指数を示します。

Notes: 1. Departures of regular services shown are as of the beginning of each term; ridership is the average over each term.
2. ( ): index, FY1988.3=100

## 主要都市間到達時間 Reduced Travel Times in Intercity Transportation


(ワイドビュー)しなの
名古屋→長野(251km)
(Wide-View) Shinano
Nagoya→Nagano
3:09
2:43 (△26)
(ワイドビュー)ひだ
名古屋→高山(167km)
(Wide-View) Hida
Nagoya→Takayama
2:50
2:09 (△41)
(ワイドビュー)南紀
名古屋→紀伊勝浦(224km)
(Wide-View) Nanki
Nagoya→Kii-Katsuura
4:13
3:21 (△52)
(ワイドビュー)ふじかわ
静岡→甲府(122km)
(Wide-View) Fujikawa
Shizuoka→Kōfu
2:34
2:08 (△26)
0:00 0:30 1:00 1:30 2:00 2:30 3:00 3:30 4:00 4:30 (時間 hours)
昭和62年4月 As of April 1987
平成16年3月 As of March 2004
※( )は短縮時間
( ):Travel time reduction

注　いずれも最速列車による到達時間を示します。
（臨時列車、季節列車を除く）

Note: Based on the travel times of the fastest trains at the time
(excluding extra trains)

## 名古屋都市圏到達時間 Reduced Travel Times in Nagoya Metropolitan Area


東海道本線
豊橋→名古屋(72km)
Tokaido Line
Toyohashi→Nagoya
0:58
0:45 (△13)
東海道本線
岐阜→名古屋(30km)
Tokaido Line
Gifu→Nagoya
0:22
0:18 (△4)
中央本線
多治見→名古屋(36km)
Chuo Line
Tajimi→Nagoya
0:36
0:33 (△3)
関西本線
四日市→名古屋(37km)
Kansai Line
Yokkaichi→Nagoya
0:43
0:33 (△10)
0:00 0:10 0:20 0:30 0:40 0:50 1:00 1:10 1:20 (時間 hours)
昭和62年4月 As of April 1987
平成16年3月 As of March 2004
※( )は短縮時間
( ):Travel time reduction

注　いずれも最速列車による到達時間を示します。
（臨時列車、季節列車を除く）

Note: Based on the travel times of the fastest trains at the time
(excluding extra trains)

## 在来線の車両数の比較 Number of Rolling Stock by Type


昭和62年4月
April 1987
1,007
218
1,225両(100)
Total:1,225
平成16年3月
March 2004
425
656
65
159
1,305両(107)
Total:1,305
電車(承継)
Electric Rail Cars
電車(新型)
New Electric Rail Cars
気動車(承継)
Diesel Rail Cars
気動車(新型)
New Diesel Rail Cars

注　1.保留車を含み、客車、試験車は除きます。
2.（　）内は昭和62年4月を100とした場合の指数を示します。

Notes: 1. Including retained trains and excluding coaches and inspection trains
2. ( ): index, 1987.4=100

# 事業運営の効率化(単体) IMPROVING OPERATING EFFICIENCY (NON-CONSOLIDATED)

## 社員数の推移 Number of Employees


(人 People)
23,000
22,000
21,000
20,000
19,000
21,352
21,235
20,720
20,804
21,669
22,069
22,370
22,581
22,558
22,543
22,447
22,260
22,081
21,727
21,277
20,714
20,187
昭和62年度 1988.3
63年度 1989.3
平成元年度 1990.3
2年度 1991.3
3年度 1992.3
4年度 1993.3
5年度 1994.3
6年度 1995.3
7年度 1996.3
8年度 1997.3
9年度 1998.3
10年度 1999.3
11年度 2000.3
12年度 2001.3
13年度 2002.3
14年度 2003.3
15年度 2004.3

注　1.年度末時点の社員数を示します。
2.昭和62年度初時点の社員数は21,410人です。

Notes: 1. Number of employees as of each fiscal year-end
2. Number of employees at the beginning of FY1988.3 was 21,410.

## 社員の年齢構成 Employee Age Distribution

(平成16年3月31日現在　As of March 31, 2004)


(人 People)
5,000
4,000
3,000
2,000
1,000
0
360
1,780
1,920
1,370
840
2,610
3,500
3,020
4,700
90
~19
20~24
25~29
30~34
35~39
40~44
45~49
50~54
55~59
60~
(歳 Age)

注　1の位を四捨五入しています。
Note: Figures rounded conventionally to the nearest 10.

## 採用数 New Employees


(人 People)
1,200
1,000
800
600
400
200
0
110
171
281
1,072
620
492
444
392
406
422
440
629
490
529
545
591
610
63年度 1989.3
平成元年度 1990.3
2年度 1991.3
3年度 1992.3
4年度 1993.3
5年度 1994.3
6年度 1995.3
7年度 1996.3
8年度 1997.3
9年度 1998.3
10年度 1999.3
11年度 2000.3
12年度 2001.3
13年度 2002.3
14年度 2003.3
15年度 2004.3
16年度 2005.3

注　平成16年度は年度初の数字です。
Note: Figure for FY2005.3 is at the beginning of the fiscal year.

## 生産性の推移 Productivity of Railway Operations


(千人キロ／人 1,000 passenger-kilometers/employee)
(人 People)
3,600
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
23,000
22,000
21,000
20,000
19,000
18,000
17,000
16,000
15,000
14,000
生産性(社員1人当たりの旅客輸送人キロ)
Productivity(passenger-kilometers per employee)
社員数(鉄道部門)
Employees(railway operations)
(100)
19,235
18,750
18,366
17,990
18,912
18,865
18,760
18,395
17,920
17,332
16,893
16,428
15,981
15,585
14,932
14,661
(75)
14,408
(100)
2,139
2,405
2,521
2,838
2,755
2,714
2,718
2,659
2,763
2,925
2,993
2,955
2,997
3,123
3,317
3,306
3,420
(160)
昭和62年度 1988.3
63年度 1989.3
平成元年度 1990.3
2年度 1991.3
3年度 1992.3
4年度 1993.3
5年度 1994.3
6年度 1995.3
7年度 1996.3
8年度 1997.3
9年度 1998.3
10年度 1999.3
11年度 2000.3
12年度 2001.3
13年度 2002.3
14年度 2003.3
15年度 2004.3

注　1. 社員数は年度末での人数です。
2. 平成3年度にそれまで停止していた新規採用(高校卒)を再開しました。
3. 労働時間短縮を平成3年度および平成7年度に実施しました。
4. (　) 内は昭和62年度を100とした場合の指数です。

Notes: 1. Number of employees as of each fiscal year-end
2. Recruitment of high-school graduates began in FY1992.3 for the first time since the establishment of the Company.
3. Standard working hours were shortened in FY1992.3 and FY1996.3.
4. Figures in parentheses are indices based on with FY1988.3=100.

# 減価償却費、設備投資額の推移(単体) DEPRECIATION AND CAPITAL EXPENDITURES (NON-CONSOLIDATED)


(10億円 ¥ billion)
250
200
150
100
50
0
昭和62年度 1988.3
63年度 1989.3
平成元年度 1990.3
2年度 1991.3
3年度 1992.3
4年度 1993.3
5年度 1994.3
6年度 1995.3
7年度 1996.3
8年度 1997.3
9年度 1998.3
10年度 1999.3
11年度 2000.3
12年度 2001.3
13年度 2002.3
14年度 2003.3
15年度 2004.3
16年度(予想) 2005.3(forecast)
50.1
120.3
159.5
174.3
197.8
211.1
166.9
164.8
171.3
172.6
159.2
156.8
151.5
157.6
161.5
169.8
155.5
141.0
54.2
64.1
71.7
82.1
132.8
186.7
189.8
182.9
182.5
182.8
200.3
199.8
211.6
207.4
208.4
208.0
212.2
240.4
設備投資額 Capital Expenditures
減価償却費 Depreciation and Amortization

# 長期債務(単体) LONG-TERM DEBT (NON-CONSOLIDATED)

## 長期債務総額の推移 Total Long-Term Debt



(10億円 ¥ billion)
(%)
5,269.3 5,223.0 5,232.7 5,195.6 5,456.2 5,422.3 5,392.0 5,346.3 5,278.5 5,164.3 5,045.2 4,922.2 4,801.0 4,560.8 4,289.3 4,125.5 3,943.4 3,753.4
7.07 6.64 6.21 6.10 6.52 6.41 6.18 5.82 5.85 5.46 5.22 5.16 5.12 5.02 4.93 4.78 4.63
昭和62年度 1988.3 63年度 1989.3 平成元年度 1990.3 2年度 1991.3 3年度 1992.3 4年度 1993.3 5年度 1994.3 6年度 1995.3 7年度 1996.3 8年度 1997.3 9年度 1998.3 10年度 1999.3 11年度 2000.3 12年度 2001.3 13年度 2002.3 14年度 2003.3 15年度 2004.3 16年度(予想) 2005.3(forecast)
鉄道施設購入長期未払金 Long-Term Payable for Tokaido Shinkansen, etc.
新幹線貸付制度下の実質的な債務 Latent Liabilities Born by the Shinkansen Leasing System
長期借入金 Long-Term Loans
社債 Corporate Bonds
承継債務 Inherited Liabilities
実質金利 Weighted Average Interest Rate


## 新幹線債務の残高 Long-Term Payable for Tokaido Shinkansen

(100万円 ¥ million)

| | 支払期間 Payment Schedule | 支払方法 Payment Method | 利率 Interest Rate | | 平成15年度末残高 Outstanding at the End of March 2004 |
|---|---|---|---|---|---|
| 1号 No.1 | 平成3年10月1日～平成29年3月31日 October 1, 1991 to March 31, 2017 | 元利均等半年賦支払 Interest and principal paid in equal installments, semiannually | 変動(15年度) Floating (FY2004.3) | *4.57% | 1,961,318 |
| 2号 No.2 | 平成3年10月1日～平成29年3月31日 October 1, 1991 to March 31, 2017 | 元利均等半年賦支払 Interest and principal paid in equal installments, semiannually | 固定 Fixed | 6.35% | 465,722 |
| 3号 No.3 | 平成3年10月1日～平成63年9月30日 October 1, 1991 to September 30, 2051 | 元利均等半年賦支払 Interest and principal paid in equal installments, semiannually | 固定 Fixed | 6.55% | 585,290 |

＊1号債務の変動利率の推移(%) Floating Rate of No.1 Long-Term Payable (%)

| 平成3年度 1992.3 | 4年度 1993.3 | 5年度 1994.3 | 6年度 1995.3 | 7年度 1996.3 | 8年度 1997.3 | 9年度 1998.3 | 10年度 1999.3 | 11年度 2000.3 | 12年度 2001.3 | 13年度 2002.3 | 14年度 2003.3 | 15年度 2004.3 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 6.66 | 6.48 | 6.22 | 5.79 | 5.81 | 5.31 | 5.08 | 5.02 | 4.99 | 4.89 | 4.80 | 4.68 | 4.57 |

(10億円 ¥ billion)

| | 昭和62年度 1988.3 | 63年度 1989.3 | 平成元年度 1990.3 | 2年度 1991.3 | 3年度 1992.3 | 4年度 1993.3 | 5年度 1994.3 | 6年度 1995.3 | 7年度 1996.3 | 8年度 1997.3 | 9年度 1998.3 | 10年度 1999.3 | 11年度 2000.3 | 12年度 2001.3 | 13年度 2002.3 | 14年度 2003.3 | 15年度 2004.3 | 16年度(予想) 2005.3(forecast) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 承継債務 Inherited Liabilities | 278.8 | 222.8 | 146.4 | 112.4 | 79.9 | 32.1 | 6.6 | 3.4 | 1.2 | – | – | – | – | – | – | – | – | – |
| 社債 Corporate Bonds | 18.8 | 38.4 | 57.2 | 77.0 | 95.3 | 115.3 | 135.3 | 96.9 | 38.3 | 50.0 | 100.0 | 130.0 | 180.0 | 160.0 | 180.0 | 240.0 | 285.0 | – |
| 長期借入金 Long-Term Loans | 16.0 | 64.1 | 147.4 | 184.9 | 239.6 | 307.5 | 367.0 | 457.4 | 573.2 | 706.7 | 786.6 | 774.7 | 757.9 | 681.8 | 625.9 | 628.9 | 635.4 | – |
| 鉄道施設購入長期未払金 Long-Term Payable for Tokaido Shinkansen, etc. | – | – | – | – | 5,041.2 | 4,967.2 | 4,882.9 | 4,788.3 | 4,665.7 | 4,407.5 | 4,158.5 | 4,017.5 | 3,863.0 | 3,718.9 | 3,483.4 | 3,256.6 | 3,012.3 | – |
| 小計 Subtotal | 313.6 | 325.3 | 351.0 | 374.3 | 5,456.2 | 5,422.3 | 5,392.0 | 5,346.3 | 5,278.5 | 5,164.3 | 5,045.2 | 4,922.2 | 4,801.0 | 4,560.8 | 4,289.3 | 4,125.5 | 3,943.4 | – |
| 新幹線貸付制度下の実質的な債務 Latent Liabilities Born by the Shinkansen Leasing System | 4,955.7 | 4,897.7 | 4,881.7 | 4,821.3 | – | – | – | – | – | – | – | – | – | – | – | – | – | – |
| **長期債務合計 Total Long-Term Debt** | **5,269.3** | **5,223.0** | **5,232.7** | **5,195.6** | **5,456.2** | **5,422.3** | **5,392.0** | **5,346.3** | **5,278.5** | **5,164.3** | **5,045.2** | **4,922.2** | **4,801.0** | **4,560.8** | **4,289.3** | **4,125.5** | **3,943.4** | – |
| 資金調達額 Amount of Fund-Raising | 34.8 | 67.7 | 102.1 | 58.1 | 75.8 | 92.7 | 85.5 | 98.7 | 126.3 | 178.0 | 147.5 | 40.0 | 105.0 | 0.0 | 73.0 | 99.5 | 82.0 | 159.8 |
| 債務償還額 Total Repayment for Liabilities | 40.3 | 56.0 | 76.4 | 34.8 | 97.1 | 130.5 | 116.8 | 144.3 | 194.0 | 292.2 | 266.5 | 163.0 | 226.1 | 240.2 | 344.4 | 263.2 | 264.0 | 349.8 |
| 債務増減額 Change in Total Long-Term Debt | △ 5.5 | 11.6 | 25.7 | 23.3 | △ 21.3 | △ 37.8 | △ 31.3 | △ 45.6 | △ 67.7 | △ 114.2 | △ 119.0 | △ 123.0 | △ 121.1 | △ 240.2 | △ 271.4 | △ 163.7 | △ 182.0 | △ 190.0 |

注 1.昭和62～平成2年度の「債務増減額」の数値は「小計」の増減を示します。
2.平成3～5年度の「長期債務合計」の増減と「債務増減額」の不一致の理由は、「鉄道施設購入長期未払金」の増加（3年度：51,032億円、4年度：39億円、5年度：9億円）によります。

Notes: 1. For FY1988.3 through FY1991.3, the "Change in Total Long-Term Debt" is based on the amount in the "Subtotal" category.
2. For FY1992.3 through FY1994.3, the "Change in Total Long-Term Debt" is not equivalent to the difference from the previous term's "Total Long-Term Debt" owing to increases in "Long-Term Payable for Tokaido Shinkansen, etc." (¥5,103.2 billion in FY1992.3, ¥3.9 billion in FY1993.3, and ¥0.9 billion in FY1994.3).

# 関連事業営業収益の推移 OPERATING REVENUES OF AFFILIATED BUSINESSES


当社 JR Central
JR東海グループ JR Central Group
昭和62年度 1988.3 2.1 14.7 3.4 11.2 8.5 29.7 0.8 53.8 (20社 20 companies)
63年度 1989.3 2.7 14.6 8.8 30.6 10.5 50.4 5.9 106.3 (26社 26 companies)
平成元年度 1990.3 3.6 15.3 18.7 38.4 14.9 57.6 5.5 136.3 (30社 30 companies)
2年度 1991.3 4.0 17.4 29.0 44.1 18.0 72.4 7.4 171.0 (31社 31 companies)
3年度 1992.3 4.3 18.3 40.6 61.3 20.5 79.7 8.1 210.4 (33社 33 companies)
4年度 1993.3 5.1 17.1 47.0 62.2 22.6 80.7 8.9 221.6 (35社 35 companies)
5年度 1994.3 8.7 16.5 46.7 64.4 23.7 85.5 9.3 229.7 (35社 35 companies)
6年度 1995.3 8.1 16.5 52.7 62.9 24.4 84.4 9.4 234.0 (36社 36 companies)
7年度 1996.3 7.0 16.2 61.2 64.5 23.7 84.5 9.8 243.9 (35社 35 companies)
8年度 1997.3 9.9 16.0 113.9 62.8 23.8 85.4 10.3 296.4 (36社 36 companies)
9年度 1998.3 7.9 15.4 103.2 63.3 25.5 82.6 10.4 285.2 (38社 38 companies)
10年度 1999.3 9.4 14.5 105.3 64.2 24.9 80.8 10.6 286.1 (40社 40 companies)
11年度 2000.3 8.8 13.8 114.7 40.7 30.7 103.8 11.5 301.6 (41社 41 companies)
12年度 2001.3 8.8 13.5 114.4 57.1 47.1 164.9 12.0 395.8 (40社 40 companies)
13年度 2002.3 8.3 13.1 125.1 54.6 48.9 175.6 12.0 416.3 (39社 39 companies)
14年度 2003.3 8.4 12.6 133.2 54.1 50.6 177.1 11.7 426.9 (38社 38 companies)
15年度 2004.3 9.1 11.8 144.2 58.5 51.6 177.3 11.7 443.5 (37社 37 companies)
30 0 50 100 150 200 250 300 350 400
(10億円 ¥ billion)
関連事業収入 Affiliated business revenues
運輸附帯収入 Railway-related business revenues
その他 Other
レジャー・サービス部門 Leisure and Service
不動産部門 Real Estate
流通部門 Distribution
運輸部門 Transportation

注 1.（ ）内は各年度末時点のグループ会社数を示します。
2.グループ会社とは、当社が直接出資し、事業の運営に関する協力体制を確立している会社です。

Notes: 1. Each of fignres in parentheses indicates number of Group companies at fiscal year-end.
2. Group companies include those companies which JR Central directly invested in, and has a cooperative relationship with about their management.

# JR東海グループ会社一覧 JR CENTRAL'S GROUP COMPANIES

JR CENTRAL

(平成16年3月31日現在 As of March 31, 2004)

| 部門 Sector | | 社名 Company | 資本金(百万円) Capital (¥million) | 出資比率 Shareholding (%) | 設立日 Date Established | 主な事業内容 Main Business |
|---|---|---|---|---|---|---|
| 運輸 TRANSPORTATION | □ | (株)東海交通事業 Tokai Transport Service Company | 295 | 100 | S63.2.18 February 18, 1988 | 旅客鉄道業(城北線)の運営及び駅業務の受託 Railway service (Johoku Line) and contracted operations of stations |
| | □ | ジェイアール東海バス(株) JR Tokai Bus Company | 1,747 | 100 | S63.3.1 March 1, 1988 | バス事業、及びオートリース業 Bus transportation, and auto leasing |
| | | ファーストエアートランスポート(株) First Air Transport Co., Ltd. | 320 | 93.8 | H2.2.28 February 28, 1990 | 航空運送業(不定期航空運送事業) Chartered airline service |
| 計4社 Subtotal: 4 companies | □ | ジェイアール東海物流(株) JR Tokai Logistics Company | 300 | 90.0 | H11.4.1 April 1, 1999 | 貨物運送事業及び荷役事業 Distribution and delivery service |
| 流通 DISTRIBUTION | □ | (株)ジェイアール東海パッセンジャーズ JR-Central Passengers Co., Ltd. | 998 | 100 | S63.5.23 May 23, 1988 | 飲食業(車内・駅構内の飲食店営業及び物品販売) Food service in stations and on trains |
| | □ | ジェイアール東海フードサービス(株) JR Tokai Food Service Co., Ltd. | 295 | 51.6 | H5.4.30 April 30, 1993 | 飲食業(駅構内における飲食店舗の運営) Food service in stations |
| | □ | (株)ジェイアール東海髙島屋 JR Tokai Takashimaya Co., Ltd. | 10,000 | 59.2 | H4.12.25 December 25, 1992 | 卸売・小売業(JRセントラルタワーズ内での百貨店業) Department store operations (JR Central Towers) |
| | □ | 東海キヨスク(株) Tokai Kiosk Company | 700 | 90.0 | S62.6.5 June 5, 1987 | 卸売・小売業(駅構内の物品販売) 及び飲食店営業 Merchandise sales in stations |
| 計5社 Subtotal: 5 companies | □ | ジェイアール東海商事(株) JR Tokai Corporation | 100 | 70.0 | S63.3.1 March 1, 1988 | 卸売・小売業(燃料・建築資材・各種機械器具等の販売) Sales of fuel, construction materials, and various equipment |
| 不動産 REAL ESTATE | □ | ジェイアールセントラルビル(株) JR Central Building Co., Ltd. | 45,000 | 100 | H6.6.9 June 9, 1994 | 駅ビル営業(「JRセントラルタワーズ」の管理・運営等) Station building management (JR Central Towers) |
| | □ | ジェイアール東海不動産(株) JR Tokai Real Estate Co., Ltd. | 16,500 | 100 | H13.3.27 March 27, 2001 | 不動産事業(不動産賃貸・販売業等) Real estate leasing and Sales |
| | □ | 新横浜ステーション開発(株) Shin-Yokohama Station Development Co., Ltd. | 1,804 | 100 | S62.6.15 June 15, 1987 | 駅ビル営業(「アスティ新横浜」の管理・運営等)及び飲食店営業 Station building management |
| | □ | 名古屋ステーション開発(株) Nagoya Station Area Development Corporation | 480 | 100 | S63.3.8 March 8, 1988 | 駅ビル営業(名古屋駅商業施設・「アピオ」等の管理・運営等) Station building management |
| | □ | ジェイアール東海静岡開発(株) JR Development and Management Corporation of Shizuoka | 363 | 100 | S45.12.16 December 16, 1970 | 駅ビル営業(「アスティ静岡」の管理・運営等) Station building management |
| | □ | ジェイアール東海関西開発(株) JR Development and Management Corporation of Kansai | 30 | 100 | S63.6.8 June 8, 1988 | 駅ビル営業(「アスティ京都」の管理・運営等) Station building management |
| | □ | 豊橋ステーションビル(株) Toyohashi Station Building Co., Ltd. | 1,880 | 52.5 | S44.2.17 February 17, 1969 | 駅ビル営業(「カルミア」の管理・運営等) Station building management |
| | □ | 名古屋ターミナルビル(株) Nagoya Terminal Station Building Co., Ltd. | 900 | 52.2 | S47.4.1 April 1, 1972 | 駅ビル営業(「テルミナ」の管理・運営等) Station building management |
| | □ | 浜松ターミナル開発(株) Hamamatsu Terminal Development Co., Ltd. | 600 | 76.8 | S55.4.4 April 4, 1980 | 駅ビル営業(「メイワン」・「コスタ」の管理・運営等) Station building management |
| 計10社 Subtotal: 10 companies | □ | 静岡ターミナル開発(株) Shizuoka Terminal Development Co., Ltd. | 624 | 59.5 | S54.4.6 April 6, 1979 | 駅ビル営業(「パルシェ」・「アントレ」の管理・運営等) Station building management |
| レジャー・サービス LEISURE AND SERVICE | □ | (株)ジェイアール東海ツアーズ JR Tokai Tours | 490 | 70.0 | H1.12.18 December 18, 1989 | 旅行業 Travel service |
| | | (株)駅レンタカー中部 Eki Rent-A-Car Chubu Co., Ltd. | 26 | 74.3 | S46.4.1 April 1, 1971 | レンタカー業 Car rental operations |
| | □ | (株)ジェイアール東海ホテルズ JR Tokai Hotels Co., Ltd. | 14,000 | 100 | H4.7.8 July 8, 1992 | ホテル業(「名古屋マリオットアソシアホテル」他) Hotel operations |
| | □ | 静岡ターミナルホテル(株) Shizuoka Terminal Hotel Co., Ltd. | 2,120 | 76.6 | S56.4.2 April 2, 1981 | ホテル業(「ホテルアソシア静岡ターミナル」) Hotel operations |
| | □ | 名古屋ターミナルホテル(株) Nagoya Terminal Hotel Co., Ltd. | 1,850 | 75.3 | S47.10.2 October 2, 1972 | ホテル業(「ホテルアソシア名古屋ターミナル」) Hotel operations |
| | | 飛騨森林都市企画(株) Hida Forest City Planning Co., Ltd. | 262 | 50.0 | H3.12.24 December 24, 1991 | リゾート開発業(スキー場「チャオ御岳スノーリゾート」) *Resort development* |
| | □ | (株)ジェイアール東海エージェンシー JR Tokai Agency Co., Ltd. | 61 | 90.0 | S38.11.8 November 8, 1963 | 広告業 Advertising |
| 計8社 Subtotal: 8 companies | | (株)ウェッジ Wedge Inc. | 60 | 80.0 | H1.3.20 March 20, 1989 | 出版業(月刊誌「ウェッジ」の製作・販売等) Publishing of monthly magazine *Wedge* |
| その他 OTHERS | □ | ジェイアール東海建設(株) JR Tokai Construction Co., Ltd. | 300 | 100 | S63.9.26 September 26, 1988 | 建設業 Construction |
| | □ | ジェイアール東海コンサルタンツ(株) JR Central Consultants Company | 50 | 100 | H9.10.1 October 1, 1997 | 建設コンサルタント業 Construction consultation |
| | □ | 新生テクノス(株) Shinsei Technos Co., Ltd. | 1,091 | 22.4 | S22.3.12 March 12, 1947 | 電気工事業 Maintenance and inspection of electric facilities |
| | | 新幹線エンジニアリング(株) Shinkansen Engineering Co., Ltd. | 10 | 100 | S60.2.1 February 1, 1985 | 各種設備の保守・検査・修繕業(新幹線車両・機械設備の検査・修繕) Maintenance and inspection of Shinkansen fleet and facilities |
| | □ | 日本機械保線(株) The Japan Mechanised Works and Maintenance of Way Co., Ltd. | 100 | 72.5 | S42.3.3 March 3, 1967 | 各種設備の保守・検査・修繕業(新幹線軌道の機械保守) Maintenance and inspection of Shinkansen track |
| | □ | 東海交通機械(株) Tokai Rolling Stock & Machinery Co., Ltd. | 80 | 60.5 | S51.3.4 March 4, 1976 | 各種設備の保守・検査・修繕業(車両・機械設備の検査・修繕) Machinery maintenance and inspection of rolling stock |
| | | ジェイアール東海総合ビルメンテナンス(株) JR Tokai General Building Maintenance Co., Ltd. | 170 | 88.2 | H9.8.25 August 25, 1997 | ビルメンテナンス業(建物・設備の運転・保守・管理、清掃業務及び駐車場管理等) Management, maintenance, repair, and cleaning services for buildings and facilities |
| | □ | 中央リネンサプライ(株) Chuoh Linen Supply Co., Ltd. | 150 | 78.0 | S39.2.1 February 1, 1964 | リネンサプライ業(列車内等でのリネン用品の供給) On-board linen supply |
| | □ | ジェイアール東海情報システム(株) JR Tokai Information Systems Company | 100 | 100 | H11.2.1 February 1, 1999 | 情報処理業(システム等の管理・運営) *Management and operation of online systems* |
| 計10社 Subtotal: 10 companies | | ジェイアール東海パートナーズ(株) JR Tokai Partners Co., Ltd. | 50 | 100 | H14.2.1 February 1, 2002 | 事業コンサルタント業 *Management consulting* |
| 総計37社 *Total : 37 companies* | | | | | | |

注 1.グループ会社のうち、記載期日において連結子会社は29社、持分法適用関連会社は1社です。
2.掲出した会社は、当社が直接出資し、事業の運営に関する協力体制を確立している会社です。
3.「社名」欄：□ 連結子会社 □ 持分法適用関連会社

Notes: 1. Among 37 JR Central's group companies, 29 companies are consolidated subsidiaries and one is an affiliate company accounted for by the equity method.
2. Companies listed are those which JR Central has directly invested in, and has a cooperative relationship in their management.
3. Company column : □ Consolidated subsidiaries □ Affiliate accounted for by the equity method

# 東海道新幹線の競争力強化① STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ①

## 平成15(2003)年10月1日ダイヤ改正の概要—列車ダイヤ
## October 1, 2003 Timetable Revision · Train operation

①最高速度270km/hで走行可能な新しい車両への取替が完了し、全ての列車がその性能をフルに活かしたダイヤとなりました。
JR Central completed the replacement of its Shinkansen fleet with new rolling stock capable of a maximum speed of 270 km/h, thereby providing a timetable where all trains can optimally utilize their high speed performance.

②東海道区間で、首都圏と名古屋、京阪神を直行する列車を「のぞみ」、それ以外の一部の駅にも停車する列車を「ひかり」、これまでどおり各駅に停まる列車を「こだま」としました。
On the Tokaido section, trains that travel directly to the Tokyo metropolitan area, Nagoya, and the Kyoto-Osaka-Kobe area are called *Nozomi* services, those that stop at additional stations are called *Hikari* services, and those that stop at every station are called *Kodama* services.

③片道1時間あたりの最大運転本数は、「のぞみ」7本、「ひかり」2本、「こだま」3本の「のぞみ」主体の列車体系としました。
At peak operating times, there are up to seven *Nozomi*, two *Hikari*, and three *Kodama* trains per hour (in each direction), with frequency differing according to the demand of the time of day.

④「ひかり」「こだま」のみが停車する駅については、現行以上の停車回数とするとともに、早朝・夜間時間帯の列車の利便性の向上を図りました。
For stations at which only *Hikari* and *Kodama* trains stop, either the current number of stops was maintained or additional stops were added. Measures were implemented to make early morning and late-night trains even more convenient to use.

## 平成15(2003)年10月1日ダイヤ改正の概要　料金
## October 1, 2003 Timetable Revision · Charges

主力となった「のぞみ」を一層ご利用いただきやすくするため、「のぞみ」指定席特急料金を値下げするとともに、新たに「ひかり」「こだま」の自由席特急料金と同額でご利用いただける「のぞみ」自由席を設定しました。
Along with lowered reserved seat charges for *Nozomi* trains, non-reserved seats were established at the same charges as *Hikari* and *Kodama* non-reserved seat charges, with the aim of promoting the ease of using the flagship *Nozomi* services.

## 品川駅開業 The New Shinagawa Station

■品川駅新設の効果 Effects of the opening of Shinagawa Station

①首都圏における東海道新幹線へのアクセスの利便性が向上し、東京南西部発着のお客様のアクセス時間を含めたトータルの旅行時間が20～30分短縮できました。
Shinagawa Station improved the Shinkansen accessibility in the greater Tokyo metropolitan area. For passengers traveling from or to southwest Tokyo, it reduced the total travel times by 20 to 30 minutes.

②将来の東海道新幹線の輸送能力を最大1時間15本運転まで増強するために必要となる最も重要な輸送基盤を整備したこととなりました。
The construction of Shinagawa Station marked the opening of the transport infrastructure most important in enhancing the transport capability of the Tokaido Shinkansen to a maximum of 15 services in one hour.

③災害等によりダイヤが乱れた場合の正常ダイヤへの復帰が短縮でき、ダイヤの弾力性が向上しました。
It improved the timetable flexibility which results in reduced recovery times (until regular operation is restored) in the event of a natural disaster.

■東海道新幹線品川駅へのアクセス図 Access to the Shinagawa Station


便利になる地域
(東京南西部)
Benefiting area
(Southwestern Tokyo)
アクセス時間が短縮される地域
……20～30分短縮
Reducing access time
by 20~30 minutes
新宿 Shinjuku
渋谷 Shibuya
東京 Tokyo
7km
品川
Shinagawa
大阪
Osaka
東海道新幹線
Tokaido Shinkansen
新横浜
Shin-Yokohama

# 東海道新幹線の競争力強化② STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ②

JR CENTRAL

## 品川駅開業 The New Shinagawa Station

### 投資額 Investment

(10億円 ¥ billion)

| | 平成15年度までの投資額 Amount already invested by March 31, 2004 | 今後要する投資額 Outstanding Investment | 総投資額(見込み) Total Investment (planned) |
|---|---|---|---|
| 東海道新幹線品川駅およびこれに付随する車両滞泊設備の新設<br>Construct the new Shinagawa Station and accompanying train stabling facilities | 86.0 | 9.0 | 約 95.0<br>Approx. 95.0 |
| 電源等地上設備の増強<br>Boost ground facilities, including electric power facilities | 149.7 | 75.3 | 約 225.0<br>Approx. 225.0 |
| 車両の増備<br>Increase the number of rolling stock | 49.1 | 60.9 | 約 110.0<br>Approx. 110.0 |
| 合計<br>Total | 284.8 | 約 145.2<br>Approx. 145.2 | 約 430.0<br>Approx. 430.0 |

注　今後要する投資額については輸送需要を勘案しつつ投資を進める計画であります。
Note: The timing and use of the amount for outstanding investment will be based on the demand for the railway services.

### 700系車両の投入 Introduction of Series 700

(単位：編成 Train Sets)

| | 11年度まで ~2000.3 | 12年度 2001.3 | 13年度 2002.3 | 14年度 2003.3 | 15年度 2004.3 | 16年度(計画) 2005.3 (planned) |
|---|---|---|---|---|---|---|
| 投入数<br>The number of train sets | 11 | 13 | 13 | 11 | 6 | 6 |

## 競争力強化のプロセス The Process of Enhancing Competitiveness

| 年 Year | 輸送力増強施策 Policies that enhanced the transportation capacity | 年 Year | 速度向上施策 Policies that improved the speed |
|---|---|---|---|
| 昭和62年 1987 | 東海旅客鉄道株式会社 発足 Launch of JR Central | | |
| | 車両増備、ひかり・こだま増発<br>Shinkansen rolling stock is increased. The number of *Hikari* and *Kodama* trains is increased. | 昭和63年 1988 | 新幹線速度向上の検討を開始<br>Examinations begin on improving the Shinkansen speed. |
| 平成元年 1989 | 東海道新幹線輸送力増強の検討を開始<br>Examinations begin on enhancing the transportation capacity of the Tokaido Shinkansen. | 平成2年 1990 | 300系試験車両の走行試験開始<br>Test runs begin for the Series 300 pre mass-production trainset. |
| 平成3年 1991 | 運輸政策審議会答申で「東海道新幹線の容量逼迫への対応」に言及<br>Transportation Policy Deliberation Committee report mentions 'a response to Tokaido Shinkansen capacity pressures.' | 平成3年 1991 | 300系走行試験で国内最高速度(当時)325.7km/hを達成<br>The Series 300 pre mass-production trainset achieves a domestic maximum speed (at the time) of 325.7 km/h. |
| 平成4年 1992 | 運輸政策審議会答申で「東海道新幹線の混雑緩和」に言及<br>Transportation Policy Deliberation Committee report mentions 'to relieve a response to Tokaido Shinkansen capacity pressures.' | 平成4年 1992 | のぞみ(300系)の営業運転を開始、営業運転時の最高時速270kmを実現<br>Commercial operation begins for *Nozomi* (the Series 300). A maximum speed of 270 km/h is achieved in commercial operation. |
| | 鉄道側4者間の基本合意により東海道新幹線品川駅設置の具体化を開始<br>Materialization begins for the establishment of the new Shinagawa Station for the Tokaido Shinkansen by a basic agreement between the four railway parties. | 平成5年 1993 | のぞみの1時間1本運転を開始<br>*Nozomi* begins operating at an interval of one train per every one hour. |
| | | 平成7年 1995 | 300X試験車両による走行試験を開始<br>Test runs begin for the 300X experimental rolling stock. |
| 平成8年 1996 | 品川駅設置に係わる事業基本計画の変更等について運輸大臣認可<br>The Minister of Transport approves the revision to the basic business plan concerning the new Shinagawa Station for the Tokaido Shinkansen. | 平成8年 1996 | 300X試験車両が国内最高速度443.0km/hを達成<br>The 300X experimental rolling stock achieves a domestic maximum speed of 443.0 km/h.<br>JR西日本と700系の共同開発を開始<br>Joint development of the Series 700 begins, together with JR West. |
| 平成9年 1997 | 東海道新幹線品川駅工事に着工<br>Construction begins on the new Shinagawa Station for the Tokaido Shinkansen. | 平成9年 1997 | 700系試験車両による走行試験を開始<br>Test runs begin for the Series 700 pre mass-production trainset. |
| | | 平成11年 1999 | 700系の営業運転を開始<br>Commercial operation begins for the Series 700. |
| | | 平成13年 2001 | のぞみの30分間隔運転を開始<br>*Nozomi* begins operating at 30 minute intervals. |
| 平成15年 2003 | 東海道新幹線品川駅開業<br>The new Shinagawa Station for the Tokaido Shinkansen is opened.<br>抜本的なダイヤ改正(1時間あたり最大でのぞみ7本)<br>Drastic timetable revisions are implemented (maximum of seven *Nozomi* trains per hour).<br>東海道新幹線の全列車の最高速度を270km/h化<br>The Shinkansen fleet is replaced with new rolling stock capable of 270 km/h operation. | | |

## 中央新幹線 Chuo Shinkansen

### 中央新幹線計画 Chuo Shinkansen Plan

○ 国家的プロジェクトとして、東海道新幹線の役割を代替補完することが必要とされている中央新幹線は、全国新幹線鉄道整備法第4条の「建設を開始すべき新幹線鉄道の路線」として、基本計画が定められている路線の1つ

The Chuo Shinkansen is a national project, planned in response to the perceived need for a service complementing the one now offered by the Tokaido Shinkansen. It is one of the basic projected routes, and indicated as a "Shinkansen line that merits construction," according to Article 4 of the Nationwide Shinkansen Railway Development Law.

○ 中央新幹線は、東京・名古屋・大阪の三大都市圏を結ぶ旅客流動を担う当社の経営責任分野

JR Central is responsible for the management of the Chuo Shinkansen and has been designated as the operator to maintain and develop passenger transportation between Tokyo, Nagoya and Osaka, three major metropolitan areas.

○ 中央新幹線は当社が東海道新幹線とともに一元的に経営を行うべきものとの考えに基づき、平成2年2月の運輸大臣からの調査を行う法人としての指名に同意し、現在、当社と独立行政法人鉄道建設・運輸施設整備支援機構が、全国新幹線鉄道整備法第5条に基づく「地形、地質等に関する事項」について全線にわたる調査を実施中

Based on the premise that the Chuo Shinkansen is to be managed by JR Central, concurrently with the Tokaido Shinkansen, in February 1990 we acknowledged our designation by Japan's Ministry of Transport (now, known as the Ministry of Land, Infrastructure and Transport) as one of the firms that would conduct topographical and geological surveys for the project, as prescribed in Article 5 of the Nationwide Shinkansen Railway Development Law. Since then, we have conducted surveys jointly with the Japan Railway Construction, Transport and Technology Agency.


Lake BIWA
長野県
岐阜県
滋賀県
京都府
NAGOYA
KOFU
TOKYO
東京都
OSAKA
山梨県
愛知県
神奈川県
静岡県
大阪府
NARA
三重県
奈良県
Mt. FUJI

中央新幹線概要図(リニア中央エクスプレス建設促進期成同盟会資料より作成©TRIC)
Planned route of the Chuo Shinkansen
(Linear Chuo Express Construction Promotion Federation Copyright TRIC)

## 山梨リニア実験線 Yamanashi Maglev Test Line

### リニア実験線に対する投資額 Investment on the Yamanashi Maglev Test line

(10億円 ¥ billion)

| 総投資額（見込み）<br>Total Investment (planned) | 平成15年度までの既投資額<br>Amount already invested by March 31, 2004 |
|---|---|
| 約196.5 | 165.9 |

### 山梨リニア実験線の歴史 History of the Yamanashi Maglev Test Line

| | |
|---|---|
| 平成2年<br>1990 | 山梨リニア実験線の建設工事に着手<br>Construction commenced on the new Yamanashi Maglev Test Line. |
| 平成8年<br>1996 | 実験センター開所<br>The test center opened. |
| 平成9年<br>1997 | 走行試験開始（有人で時速531kmを記録）<br>Running tests started (Manned speed record of 531km/h was attained). |
| 平成10年<br>1998 | 総合機能試験（すれ違い走行試験等）開始<br>General functional tests started including high-speed passing tests. |
| 平成11年 2月 3日<br>1999 February 3 | 5両編成車両走行開始<br>Five-car trainset running tests started. |
| 11月16日<br>November 16 | すれ違い走行試験で相対速度時速1,003kmを記録<br>Passing at a relative speed of 1,003km/h was conducted. |
| 平成12年 3月 9日<br>2000 March 9 | 運輸省（現・国土交通省）の超電導磁気浮上方式鉄道実用技術評価委員会の実用技術評価<br>（「超高速大量輸送システムとして実用化に向けた技術上のめどは立ったものと考えられる」との評価）<br>The practicality for high speed mass transportation system using Superconducting Maglev technologies was confirmed by the government committee. |
| 平成14年 7月25日<br>2002 July 25 | 新型試験車両走行試験開始<br>New-model trainset running tests started. |
| 平成15年 4月28日<br>2003 April 28 | 実用技術評価委員会の中間とりまとめ<br>（「平成16年度末に向けて、所期の技術開発目標の達成、実用化のための基本的な技術の確立が着実に進捗している」との評価）<br>The government committee conducted the mid-term evaluation and gave a high assessment on the Superconducting Maglev technologies. |
| 7月26日<br>July 26 | 累積走行距離30万km及び試乗者数5万人突破<br>The total distance covered in running tests exceeded 300,000 km and the number of participants in the test-ride events exceeded 50,000. |
| 11月 7日<br>November 7 | 1日の走行距離2,876km達成<br>One-day test running attained a distance of 2,876 km. |
| 12月 2日<br>December 2 | 有人で581km/hを達成し、鉄道の世界最高速度記録を更新<br>Manned speed record of 581 km/h was attained (World speed record for railways). |

# JRセントラルタワーズ JR CENTRAL TOWERS

## ■ビル概要図 Diagram


ホテルタワー/Hotel Tower
オフィスタワー/Office Tower
パノラマハウス(51階)
Panorama House(Observatory)(51F)
名古屋マリオットアソシアホテル
Nagoya Marriott Associa Hotel
オフィス
Offices
スカイストリート(15階)
Sky Street(15F)
駐車場
Parking
タワーズプラザ(12階、13階)
Towers Plaza(12F, 13F)
ジェイアール名古屋タカシマヤ
JR Nagoya Takashimaya
(Department Store)
至東京
to Tokyo
至新大阪
to Shin-Osaka
スカイシャトル(エレベーター)
Sky Shuttle(Elevator)
タワーズガーデン
Towers Garden
タワーズテラス
Towers Terrace
名古屋駅桜通口
Nagoya Station Sakura-Dori Exit

延床面積 Total Floor Area ……約417,000 m²(Approx. 417,000 m²)
- オフィス(賃貸面積) Offices(Rental Office Area) ……約60,000 m²(Approx. 60,000 m²)
- 百貨店(店舗面積) Department Store(Shop Area) ……約65,000 m²(Approx. 65,000 m²)
- ホテル(客室数) Hotel (Guest Rooms) ……780室(780 rooms)
- 駐車場(駐車台数) Parking ……約1,500台(Approx. 1,500 cars)

高さ Highest Point ……245m(245 m)

階数 Floors
- ホテルタワー Hotel Tower (aboveground) ……53階(53 Floors)
- オフィスタワー Office Tower (aboveground) ……51階(51 Floors)
- 地下 Underground ……4階(4 Floors)

着工 Commencement of Construction ……平成6年8月(August 1994)

竣工 Completion of Construction ……平成11年12月(ビル本体)(December 1999)

総事業費 Total Investment ……約2,000億円(Approx. ¥200 billion)

## ■運営の枠組み Operating Framework

**東海旅客鉄道(株)**
Central Japan Railway Company
(土地所有)
Landowner

↓ 土地賃貸 Land Lease

**ジェイアールセントラルビル(株)**
JR Central Building Co., Ltd.
(ビル建設・所有・賃貸)
(Construction, Ownership, Leasing of the Complex)
- 資本金450億円 (JR東海100%)
  Capital: ¥45 billion (Shareholding: JR Central 100%)
- 平成11年12月:テナント入居開始
  Tenants started to move into the complex in December 1999.

↓ 建物賃貸 Building Lease

**(株)ジェイアール東海髙島屋**
JR Tokai Takashimaya Co., Ltd.
(百貨店業)
(Department Store Operations)
- 資本金100億円
  (JR東海約60%、髙島屋30%、地元企業等約10%)
  Capital: ¥10 billion (Shareholding: JR Central Approx. 60%, Takashimaya 30%, Local Companies Approx. 10%)
- 百貨店名:ジェイアール名古屋タカシマヤ
  (平成12年3月15日開業)
  JR Nagoya Takashimaya
  (Opened on March 15, 2000)

↓ 建物賃貸 Building Lease

**(株)ジェイアール東海ホテルズ**
JR Tokai Hotels Co., Ltd.
(ホテル業)
(Hotel Operations)
- 資本金90億円※ (JR東海100%)
  Capital: ¥9 billion※ (Shareholding: JR Central 100%)
- ホテル名:名古屋マリオットアソシアホテル
  (平成12年5月17日開業)
  Nagoya Marriott Associa Hotel
  (Opened on May 17, 2000)

(マリオット・インターナショナル社とフランチャイズ契約)
(Franchise Contract with Marriott International, Inc.)
※JRセントラルタワーズ関連のみを記載
Capital represents only the amount invested in respect of JR Central Towers.

## ■JRセントラルタワーズ主要事業会社平成16年3月期業績
Fiscal 2004 Performance of Three Main Subsidiaries Associated with JR Central Towers

(10億円 ¥billion)

| 事業会社<br>Company Name | 営業収益<br>Operating Revenues | 当期純利益<br>Net Income |
|---|---|---|
| ジェイアールセントラルビル(株)<br>JR Central Building Co., Ltd. | 20.5 | 0.8 |
| (株)ジェイアール東海髙島屋 ※1<br>JR Tokai Takashimaya Co., Ltd. | 83.8 | 2.1 |
| (株)ジェイアール東海ホテルズ ※2<br>JR Tokai Hotels Co., Ltd. | 21.3 | △0.2 |

注 1. (株)ジェイアール東海髙島屋については、平成16年2月期業績。
2. (株)ジェイアール東海ホテルズの業績にはホテルアソシア豊橋、ホテルアソシア高山リゾートを含む。

Notes: 1. JR Tokai Takashimaya's fiscal year under review ended February 29, 2004.
2. Performance figures for *JR Tokai Hotels Co., Ltd. include figures for Hotel Associa Toyohashi and Hotel Associa Takayama Resort.*

# 名古屋地区データ DATA OF NAGOYA AREA


JR Line
ウェスティンナゴヤキャッスル
Westin Nagoya Castle
225室/225 rooms (69.5%)
名古屋駅地区
Nagoya Station Area
1日平均乗降人員：約111万人
Average number of passengers per day:
Approx. 1,110 thousand people
(JR、名鉄、近鉄、地下鉄、バス合計)
(Total of JR, Meitetsu, Kintetsu, Subway, and Bus Passengers)
栄地区
Sakae Area
1日平均乗降人員：約26万人
Average number of passengers per day:
Approx. 260 thousand people
(名鉄、地下鉄、バス合計)
(Total of Meitetsu, Subway, and Bus Passengers)
松坂屋名古屋駅店
Matsuzakaya Nagoya Station Store
17,000 m²
133億円/¥13.3 billion
JRセントラルタワーズ
JR Central Towers
ジェイアール名古屋タカシマヤ
JR Nagoya Takashimaya
65,000 m²
※専門店部分を含む
名古屋マリオットアソシアホテル
Nagoya Marriott Associa Hotel
780室/780 rooms (85.3%)
丸栄
Maruei Department Store
52,000 m²
466億円/¥46.6 billion
名古屋三越
Nagoya Mitsukoshi
49,000 m²
866億円/¥86.6 billion
名古屋駅
Nagoya Station
約2km Approx. 2 km
地下鉄約5分 Approx. 5 minutes by Subway
名鉄百貨店
Meitetsu Department Store
50,000 m²
760億円/¥76.0 billion
名古屋観光ホテル
Nagoya Kanko Hotel
382室/382 rooms (76.1%)
ヒルトン名古屋
Hilton Nagoya
438室/438 rooms (76.5%)
名古屋東急ホテル
Nagoya Tokyu Hotel
565室/565 rooms (79.4%)
松坂屋名古屋店
Matsuzakaya Nagoya Store
76,000 m²
1,343億円/¥134.3 billion
近鉄
Kintetsu Line
JR Line
名鉄
Meitetsu Line

百貨店
Department Stores
総売場面積○○m²
Shop Area:
平成15年2月期売上高：○○億円
Sales of FY2003.2: ¥○○billion

主要ホテル
Hotels
客室数：○○室
Number of Guest Rooms:○○rooms
平成16年3月期稼働率：○○%
Occupancy rate of FY2004.3:○○%

**【参考1】**
**Reference 1.**
**ホテル都市別稼働率**
Hotel Occupancy Rate
- **名古屋地区：77.2%**
  Nagoya Area: 77.2%
- **東京地区：77.5%**
  Tokyo Area: 77.5%
- **大阪地区：75.9%**
  Osaka Area: 75.9%
- **全国平均：74.1%**
  Nationwide Average: 74.1%

※週刊「ホテルレストラン」より
*From the weekly magazine *Hotel, Restaurants*

**【参考2】**
**Reference 2.**
**ホテルグランコート名古屋**
Hotel Grand Court Nagoya
**246室**/246 rooms (75.8%)
**(金山駅前：名古屋駅からJRで約3分)**
(Closest station: Kanayama, three minutes from Nagoya Station by JR Line)

注 1. 平均乗降人員は平成13年度。
2. 出典・参考/平均乗降人員：都市交通年報/百貨店データ：百貨店年鑑(2003年版)/ホテル客室数：中部経済新聞/ホテル稼働率：中部経済新聞

Notes: 1. The figures of the average number of passengers getting on and off are for FY2002.3.
2. Sources/Average number of passengers: *Annual Report on the Urban Traffic*/Department Store Data: *Department Store Survey Yearbook 2002*/Hotel Guest Room: *The Mid-Japan Economist (Hotels in Japan Almanac 2003)*/Hotel Occupancy Rate: *The Mid-Japan Economist*

JR CENTRAL

地球環境への関心が高まるなか、JR東海は、地球環境への負荷がもっとも小さいという鉄道の持つ特性を発揮するためにも、そのご利用を促進すると同時に、今後とも一層のブラッシュアップをすることにより、地球環境保全に貢献できるように努めていきます。

Railway systems are energy-efficient and their impact on the environment is less than other transportation systems'. Amid the background of heightening social interest in the global environment, JR Central emphasizes these qualities in an effort to stimulate demand for its services. JR Central is also striving to enhance the environment-friendly qualities of its operations.

## ■ $CO_2$排出量の比較
Comparison of $CO_2$ Emission


700系
(東京～新大阪)
Series 700
(Tokyo - Shin - Osaka)
基準 basis
(2.7g-C/座席キロ 2.7g-C/Seat-kilometer)
【約10倍 10times】
航空機 B747-400
(羽田～伊丹)
Aircraft
(Haneda - Itami)
(27.4g-C/座席キロ 2.7g-C/Seat-kilometer)

注　東京・大阪間における輸送力による$CO_2$排出量の比較
Note: Comparison of $CO_2$ emission in terms of transportation capacity between Tokyo and Osaka.

## ■ 新幹線車種別電力消費量の比較
Energy Consumption Levels of Shinkansen Trains


0系
Series 0
基準 basis
100
100系
Series 100
79
300系
Series 300
73
700系
Series 700
66

注　東京－新大阪を同条件で走行した場合のシミュレーションによります。
Note: Based on simulated test runs between Tokyo and Shin-Osaka.

## ■ 在来線車種別エネルギー消費量の比較
Energy Consumption Levels of Conventional Line Trains

### 【在来線電車の車種別電力消費量の比較 Energy Consumption Levels of Conventional Line Electric Trains】


従来車
Conventional type
基準 basis
100
新型省エネ車
New energy-saving type
62

注　名古屋－中津川を従来車は113系、省エネ車は211系で走行したときのシミュレーションによります。
Note: Based on simulated test runs of Series 113 for conventional type and Series 211 for new energy-saving type from Nagoya to Nakatsugawa.

### 【在来線気動車の車種別軽油消費量の比較 Energy Consumption Levels of Conventional Line Diesel-Powered Trains】


従来エンジン搭載車
With conventional engine
基準 basis
100
新型エンジン搭載車
With new energy-saving engine
71

注　キハ40系に新・旧エンジンを搭載して走行した場合の実績によります。
Note: Based on runs of Series 40 boarded with conventional and new energy-saving engines.

## ■ 新幹線の省エネ車両の導入推移 Introduction of New Energy-Saving Type (Shinkansen)


(両 vehicles)
2,500
2,000
1,500
1,000
500
0
16
832
1,071
80
912
1,012
240
912
905
336
912
782
432
912
674
576
912
549
720
848
404
16
912
800
260
80
976
800
103
176
976
764
7
384
976
608
7
599
976
416
775
976
208
871
976
平成2年度 1991.3
3年度 1992.3
4年度 1993.3
5年度 1994.3
6年度 1995.3
7年度 1996.3
8年度 1997.3
9年度 1998.3
10年度 1999.3
11年度 2000.3
12年度 2001.3
13年度 2002.3
14年度 2003.3
15年度 2004.3
0系 Series 0
100系 Series 100
300系 Series 300
700系 Series 700

注　数値は各年度末時点の車両数。保留車及び試験車を含みます。
Note: The figures are as of the end of each term (including retained trains and inspection trains).

## ■ 在来線の省エネ車両の導入推移 Introduction of New Energy-Saving Type (Conventional Lines)


(両 vehicles)
1,500
1,200
900
600
300
0
440
988
465
936
469
919
481
918
490
877
542
850
626
748
639
733
775
698
881
517
887
480
885
432
885
426
885
426
平成2年度 1991.3
3年度 1992.3
4年度 1993.3
5年度 1994.3
6年度 1995.3
7年度 1996.3
8年度 1997.3
9年度 1998.3
10年度 1999.3
11年度 2000.3
12年度 2001.3
13年度 2002.3
14年度 2003.3
15年度 2004.3
省エネ車 New Energy-Saving Type
従来車 Conventional Type

# 目次



将来見通しに関する注意事項

"ファクト・シート 2004" に記載されている将来の計画や見込み数値等は、当社が現在入手可能な情報に基づく見通しであり、リスクや不確実性を含んでいます。潜在的なリスクや不確実性の例としては、経済動向や事業環境、消費動向、当社および子会社における他社との競合状況、法律や規制等の変更などが挙げられます。

# CONTENTS



Forward-Looking Statements

Throughout this fact sheets, forward-looking statements,such as business plans, strategies, and financial forecasts, are based on assumptions that reflect information available at the time of writing. The accuracy of such statements, therefore, is inherently uncertain because it is affected by future macroeconomic trends and business environment developments, notably, consumption trends, competitive challenges, and changes in relevant laws and legal provisions.

RECEIVED
2005 JUL 25 A 10:
FFICE OF INTE
CORPORATE F


AMBITIOUS JAPAN!

東海旅客鉄道株式会社

CENTRAL JAPAN RAILWAY COMPANY

ファクト・シート

# FACT SHEETS 2004

The information herein is subject to completion or amendment. The Company may complete or amend this Preliminary Offering Circular without notice. This Preliminary Offering Circular is not an offer to sell or a solicitation of an offer to buy the International Shares in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY OFFERING CIRCULAR
**Subject to Completion, Dated July 7, 2005**

RECEIVED
2005 JUL 25 A 10:

JR-CENTRAL

# Central Japan Railway Company

**Offering of 600,000 Shares of Common Stock**

**OFFER PRICE: ¥ ● PER SHARE**

600,000 shares (the "Shares") of common stock (the "Common Stock") of Central Japan Railway Company (the "Company"), a joint stock corporation incorporated with limited liability under the laws of Japan, are being offered by Japanese National Railways ("JNR") Settlement Headquarters (the "Selling Shareholder"), an independent division within the Japan Railway Construction, Transport and Technology Agency ("JRTT"). ● shares (the "International Shares") are being offered by the international managers named herein (the "International Managers") (i) through the U.S. broker-dealer agents of the International Managers ("Rule 144A Selling Agents") to qualified institutional buyers in the United States in reliance on Rule 144A ("Rule 144A") under the United States Securities Act of 1933, as amended (the "Securities Act"), and (ii) outside the United States and Japan in reliance on Regulation S ("Regulation S") under the Securities Act (collectively, the "International Offering"). Concurrently, ● shares (the "Japanese Shares") are being offered by Japanese underwriters (the "Japanese Underwriters") led by Nomura Securities Co., Ltd. and UBS Securities Japan Ltd in Japan through a public offering (the "Japanese Offering" and, together with the International Offering, the "Offerings"). The Shares are owned by the Selling Shareholder and represent 26.8% of the total issued shares of Common Stock. The Company will not receive any proceeds from the Offerings.

The offer prices per Share in the International Offering and the Japanese Offering are identical. The closing of the International Offering is conditional upon the closing of the Japanese Offering.

The Common Stock is listed on the First Sections of the Tokyo Stock Exchange, Inc. (the "Tokyo Stock Exchange"), the Osaka Securities Exchange Co., Ltd. (the "Osaka Securities Exchange") and the Nagoya Stock Exchange, Inc. (the "Nagoya Stock Exchange"). On July 5, 2005, the reported closing price on the Tokyo Stock Exchange for the Common Stock was ¥855,000 per share. See "Common Stock Data and Market Information".

**SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE INTERNATIONAL SHARES.**

The International Shares are offered by the International Managers, subject to prior sale, when, as, and if accepted by the International Managers. It is expected that delivery of the International Shares will be made on or about July ●, 2005 (Tokyo time) through the facilities of Japan Securities Depository Center, Inc. ("JASDEC"), against payment therefor in immediately available funds. See "Clearance and Settlement".

**THE INTERNATIONAL SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO CERTAIN EXCEPTIONS REFERRED TO HEREIN, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S). SEE "TRANSFER RESTRICTIONS".**

*Joint Global Coordinators and Joint Bookrunners*
*(listed alphabetically)*

**Nomura Securities** | **UBS Securities Japan Ltd**

*Joint Lead Managers*
*(listed alphabetically)*

**Nomura International** | **UBS Investment Bank**

*International Managers*

**Daiwa Securities SMBC Europe**
**Merrill Lynch International**
**Credit Suisse First Boston**
**HSBC Bank plc**
**Morgan Stanley**
**Goldman Sachs International**
**Nikko Citigroup**
**Deutsche Bank**
**JPMorgan**

The date of this Offering Circular is July ●, 2005.

No person has been authorized in connection with the International Offering to give any information or to make any representation other than as contained in this Offering Circular, and if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholder, any International Manager or any Rule 144A Selling Agent. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the International Shares by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. No representation or warranty, express or implied, is made by the International Managers or any of their agents, affiliates or advisors as to the accuracy or completeness of the information contained herein and nothing contained in this Offering Circular is, or shall be relied upon as, a promise or representation by the International Managers or their agents, affiliates or advisors. The International Managers have not independently verified any of such information and assume no responsibility for its accuracy or completeness. Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof or constitute a representation that there has been no change or development reasonably likely to involve a material adverse change in the affairs of JR Central since the date hereof.

The International Shares have not been and will not be registered under the Securities and Exchange Law of Japan, as amended (the "SEL"). The International Shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which means any person resident in Japan or any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of the SEL and otherwise in compliance with such law and other applicable requirements of Japanese law.

There are restrictions on the offer and sale of the International Shares in the United Kingdom. All applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by any person in relation to the International Shares in, from, or otherwise involving, the United Kingdom must be complied with.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), each International Manager has not made and will not make an offer of the International Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the International Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the International Shares to the public in that Relevant Member State at any time (A) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, (B) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or (C) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an "offer of the International Shares to the public" in relation to any International Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the International Shares to be offered so as to enable an investor to decide to purchase or subscribe the International Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore. Each International Manager has represented and agreed that it has not offered or sold, and will not offer or sell, any International Shares, nor will it circulate or distribute this Offering Circular or any other offering document or material relating to the International Shares, directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act of Singapore (the "SFA"), (ii) to a sophisticated investor, and in accordance with the conditions specified, in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Further information with regard to the restrictions on offers and sales of the International Shares is described under "Plan of Distribution" and "Transfer Restrictions".

The Company has not registered and will not register the International Shares under the Securities Act. Subject to certain exceptions referred to herein, the International Shares may not be offered or sold within the United States except pursuant to an effective registration statement or in accordance with an applicable exemption from the registration requirements of the Securities Act, and are being offered and sold in the United States only to institutions that are "qualified institutional buyers" in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This Offering Circular is highly confidential for the U.S. markets and any disclosure of its contents without prior written consent is prohibited. Each prospective investor in the United States agrees: (i) not to distribute this Offering Circular or otherwise disclose its contents to any person other than the offeree and persons retained to advise the offeree with respect thereto and (ii) not to make any copies of this Offering Circular.

**IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY UPON THEIR OWN EXAMINATION OF JR CENTRAL AND OF THE TERMS OF THE INTERNATIONAL OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE RISKS OF INVESTING IN THE SHARES FOR AN INDEFINITE PERIOD OF TIME. THE INTERNATIONAL SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY OTHER SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE THE FOREGOING AUTHORITIES APPROVED THIS OFFERING CIRCULAR OR CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.**

The Company has prepared this Offering Circular on a confidential basis for use in connection with the International Offering. This Offering Circular is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the International Shares.

Each person receiving this Offering Circular acknowledges that: (a) such person has not relied on the International Managers, any Rule 144A Selling Agent or any person affiliated with the International Managers in connection with its investigation of the accuracy of the information contained herein or its investment decision; and (b) no person has been authorized to give any information or to make any representation concerning JR Central or the International Shares offered by this Offering Circular other than as contained in this Offering Circular and, if given or made, the other information or representation should not be relied upon as having been authorized by the Company, the Selling Shareholder, any International Manager or any Rule 144A Selling Agent. Prospective investors are hereby notified that the seller of any International Shares offered hereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

## NOTICE TO NEW HAMPSHIRE RESIDENTS

**NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.**

## AVAILABLE INFORMATION

The Company intends to furnish to the SEC certain information in accordance with Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has agreed that it will, at any time that it is not subject to Section 13 or 15(d) of the Exchange Act or exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to each holder of International Shares and to each prospective investor designated by a holder of International Shares, upon the request of the holder or prospective investor, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

## ENFORCEABILITY OF CIVIL LIABILITIES

JRTT is an independent administrative corporation of the Government of Japan and the Company is a joint stock corporation incorporated with limited liability under the laws of Japan. All of their respective directors and officers (and certain experts named herein) are non-residents located outside of the United States, and nearly all of their respective assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons with respect to matters arising under United States federal securities laws or to enforce against them judgments of courts of the United States, whether or not predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. The Company and the Selling Shareholder have been advised by their Japanese legal counsel, Nagashima Ohno & Tsunematsu, that there is some doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities or other laws of the United States or any state thereof.

## TABLE OF CONTENTS

## FORWARD-LOOKING STATEMENTS

Certain statements made in this Offering Circular with respect to JR Central's plans, strategies and beliefs and certain other statements that are not historical facts are forward-looking statements about the future performance of JR Central which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Potential risks and uncertainties include, without limitation:

- changes in general economic conditions in JR Central's marketing area and in Japan as a whole;
- adverse events affecting the *Tokaido* Shinkansen;
- increased competition with competitors in all areas of JR Central's business;
- natural disasters or other similar incidents involving JR Central's markets, properties or services;
- accidents involving JR Central's railway or other operations;
- changes in regulations governing JR Central's railway business;
- failure of JR Central's computer or telecommunications systems disrupting its railway and other operations;
- failure to reduce JR Central's long-term debt and long-term payables; and
- uncertainties relating to the *Chuo* Shinkansen national project.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify forward-looking statements. JR Central undertakes no obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Offering Circular might not occur. Also, actual results and performance could differ substantially from those anticipated in the forward-looking statements. Accordingly, you should not rely on these forward-looking statements.

Potential risks and uncertainties also include those identified and discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this Offering Circular.

## PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Offering Circular, except as otherwise indicated, amounts are expressed in Japanese Yen ("Yen" or "¥") or in United States Dollars ("Dollars" or "$"). Except as otherwise indicated, for the convenience of the reader, the translations of Yen into Dollars have been made at the rate of ¥107 to $1.00, the approximate rate of exchange on March 31, 2005, the date of the most recent balance sheet included herein. No representation is made that such Yen amounts have been, could have been or could be converted into Dollars at such or any other rate. The mean of the exchange rate quotations by The Bank of Tokyo-Mitsubishi, Ltd. for buying and selling spot Dollars by telegraphic transfer against Yen on July 5, 2005 was ¥111.55 to $1.00.

Unless otherwise stated, the financial statements have been prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"), which differs in certain respects from accounting principles generally accepted in other countries. Certain significant differences between Japanese GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") are disclosed herein under "Summary of Certain Significant Differences Between Japanese GAAP and U.S. GAAP".

References to "JR Central", unless the context otherwise requires, are to Central Japan Railway Company and its consolidated subsidiaries and references to "the Company" are to Central Japan Railway Company on a non-consolidated basis.

Unless otherwise specified, all financial information set forth herein is presented on a consolidated basis. In this Offering Circular, where financial information is presented in millions or billions of Yen or millions of Dollars, except percentages, as the case may be, such amounts have been truncated. Statistical and operational data and all percentages have been rounded, except for the *Tokaido* Shinkansen annual average delay per train data that have been truncated. In some cases, figures presented in tables in this Offering Circular may not total due to such rounding or truncating.

References to total operating distance, number of lines and number of stations do not include the operating distance of 11.2 kilometers and six stations of the *Johoku* line, a passenger railway service operated by one of the Company's consolidated subsidiaries, most of whose facilities are leased from JRTT. The *Tokaido* Shinkansen and all other lines are owned and operated directly by the Company. Unless otherwise specified, revenues related to the Company's railway business, which include revenues from the operations of the *Tokaido* Shinkansen and conventional railways, as well as passenger ridership and passenger kilometers figures of JR Central's railway services are presented on a non-consolidated basis, and therefore exclude data of the *Johoku* line. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Segments — Transportation" for a detailed discussion of the components of the Company's railway business revenues.

JR Central's fiscal year-end is March 31. References in this Offering Circular to "fiscal year" refer to the fiscal year of JR Central ended or ending on March 31 of the applicable calendar year. Accordingly, "fiscal 2005" refers to the year ended March 31, 2005, and other fiscal years are referred to in a corresponding manner.

The number of JR Central's daily railway passengers referenced in this Offering Circular are based on JR Central's record of the daily average number of total passengers riding on its railway network during the period indicated.

## CERTAIN DEFINED TERMS

Certain terms used in this Offering Circular are defined as follows:

- "CATT" means the Corporation for Advanced Transport & Technology.
- "*Chuo* Shinkansen" refers to a planned Shinkansen line designated in the Shinkansen Development Law (as defined below) as a "Shinkansen line which merits construction".
- "Commercial Code" means the Commercial Code of Japan of 1899, as amended.
- "Commuter pass" refers to a credit card-sized pass that is typically magnetically encoded to allow train travel between two stations during a specified period.
- "Company" refers to Central Japan Railway Company, on a non-consolidated basis.
- "Fare" means the consideration for passenger or freight transportation services.
- "Government" means the Government of Japan.
- "Haneda Airport" means the Tokyo International Airport, which is one of the two major commercial airports in the Tokyo metropolitan area located approximately 30 minutes from downtown Tokyo and is the airport primarily used for domestic flights, including almost all of the flights between the Tokyo and Osaka metropolitan areas.
- "JNR" means the Japanese National Railways, the Government-owned public entity which transferred its railway and other operations to the JNR Successor Entities (as defined below) and was reorganized into JNR Settlement Corporation (as defined below) on April 1, 1987. The railway operations and certain related businesses of JNR, together with certain necessary assets and associated liabilities, were succeeded by the JNR Successor Entities, and all of its other assets and liabilities became assets and liabilities of JNR Settlement Corporation.
- "JNR Settlement Corporation" means the Japanese National Railways Settlement Corporation. JNR Settlement Corporation was dissolved on October 22, 1998, and all of its assets (including the 886,071 shares of Common Stock it beneficially owned at the time of such transfer) and a portion of its liabilities were transferred to JRCC (as defined below), which merged with the CATT to form JRTT (as defined below) in October 2003.
- "JNRSC Liabilities Disposition Law" means the Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation of 1998, as amended.
- "JNR Successor Entities" means the entities which succeeded to JNR's railway and other operations on April 1, 1987, consisting of the JR Companies (as defined below), the Shinkansen Holding Corporation (a predecessor entity to the Railway Development Fund, which was subsequently succeeded by CATT and in turn by JRTT), Railway Telecommunication Co., Ltd. (a predecessor entity to Japan Telecom Co., Ltd., which was subsequently acquired by, among others, Vodafone Group), Railway Information Systems Co., Ltd. and the Railway Technical Research Institute, and, where the context so permits or requires, includes any successors to such entities.
- "JR Central" refers to Central Japan Railway Company and its consolidated subsidiaries.
- "JR Central's marketing area" refers to the geographic area which is designated by JR Central for purposes of calculating market share and for its other operating and business planning purposes and from which JR Central generally attracts passengers for its transportation business. Such area includes the Tokyo, Nagoya and Osaka metropolitan areas, as well as Shizuoka, Yamanashi, Nagano and Shiga prefectures.
- "JR Companies" means, collectively and each on a non-consolidated basis, the Company, Hokkaido Railway Company ("JR Hokkaido"), East Japan Railway Company ("JR East"), West Japan Railway Company ("JR West"), Shikoku Railway Company ("JR Shikoku"), Kyushu Railway Company ("JR Kyushu") and Japan Freight Railway Company ("JR Freight").
- "JRCC" means the Japan Railway Construction Public Corporation, a public entity wholly owned by the Government, which later merged with the CATT to form JRTT (as defined below) in 2003.
- "JR Law" means the Law Concerning the Passenger Railway Companies and the Japan Freight Railway Company of 1986, as amended, which established the regulatory framework governing the JR Companies.
- "JR Passenger Companies" means the JR Companies other than JR Freight.

- "JRTT" means the Japan Railway Construction, Transport and Technology Agency, an independent administrative corporation of the Government, which was established in October 2003 as a result of the merger of JRCC and the CATT.
- "Minister" means the Minister of Land, Infrastructure and Transport (formerly the Minister of Transport through January 2001) of Japan.
- "MLIT" means the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Transport through January 2001) of Japan.
- "Nagoya metropolitan area" refers to Aichi Prefecture (where the city of Nagoya is located) and surrounding areas that have a high degree of social and economic integration with Aichi Prefecture, such as Mie and Gifu prefectures. For purposes of calculating market share, the Nagoya metropolitan area includes Aichi, Gifu and Mie prefectures. Nagoya Station of the *Tokaido* Shinkansen is located within the Nagoya metropolitan area.
- "Operating kilometers" means the length of a railway line between two stations, regardless of the number of tracks along the line.
- "Osaka metropolitan area" refers to Osaka Prefecture and surrounding areas that have a high degree of social and economic integration with Osaka Prefecture, such as Kyoto, Hyogo and Nara prefectures. For purposes of calculating market share, the Osaka metropolitan area includes Osaka, Kyoto, Hyogo and Nara prefectures. Shin-Osaka and Kyoto stations of the *Tokaido* Shinkansen are located within the Osaka metropolitan area.
- "Passenger kilometers" means passenger ridership moving from one station to another multiplied by operating kilometers between such stations.
- "Passenger ridership" means the number of passengers moving from one station to another and is measured by the records of purchased tickets, adjusted for cancelled tickets.
- "Passenger volume" means the sum of the number of passengers riding through a designated area on a train route for each train that JR Central operates, as counted by JR Central.
- "Railway Business Law" means the Railway Business Law of 1986, as amended.
- "Selling Shareholder" means the JNR Settlement Headquarters, an independent division within JRTT.
- "Series 700", "Series 300" and "Series 100" mean the three generations of Shinkansen railcar models used by JR Central on the *Tokaido* Shinkansen. The Series 700 is the newest generation of railcars and the Series 100 is the oldest. Generally, each new generation offers considerable advantages over the previous generation in areas such as operating speed, comfort, operating efficiency or decreased environmental impact. By September 2003, JR Central phased out all railcars of the Series 100, which was operated at up to 220 kilometers per hour. Currently, Series 700 railcars and Series 300 railcars are operated, having a top operating speed of 270 kilometers per hour.
- "Series N700" means the next-generation Shinkansen railcar model which is being jointly developed by JR Central and JR West and is scheduled to be in commercial operation in 2007. Compared with the Series 700, the Series N700, in conjunction with a new speed control system, or ATC system, is expected to reduce travel time by up to five minutes between Tokyo and Shin-Osaka stations, and more for travel time between Tokyo and cities in Western Japan such as Okayama, Hiroshima and Hakata through service on the *Sanyo* Shinkansen. The Series N700 is expected to enhance passenger comfort through improvements in riding quality and noise protection.
- "Shinkansen" refers to Japan's high-speed intercity rail systems that are capable of traveling at a maximum operating speed of over 200 kilometers per hour throughout their primary operating area, which are currently operated by JR Central, JR East, JR West and JR Kyushu.

  "*Tokaido* Shinkansen" means JR Central's Shinkansen service connecting Tokyo, Nagoya and Shin-Osaka stations. The *Tokaido* Shinkansen generates a substantial portion of JR Central's revenues and income.

  "*Sanyo* Shinkansen" means the Shinkansen service operated by JR West, which connects the Osaka metropolitan area and cities in western Japan such as Okayama, Hiroshima and Hakata. The *Tokaido* Shinkansen has through service on and direct connections at Shin-Osaka Station to the *Sanyo* Shinkansen for continuous travel to and from western Japan.

*Tokaido* and *Sanyo* Shinkansen services have three types of trains, differentiated by travel time and stopping pattern, named *Nozomi*, *Hikari* and *Kodama*, respectively, in descending order by faster travel time.

> *"Nozomi"* means Nozomi trains, which offer the shortest travel times among JR Central's Shinkansen services and stop at major stations, namely Tokyo, Nagoya, Kyoto and Shin-Osaka, and further stopping at either or both of Shinagawa Shinkansen and Shin-Yokohama stations. The approximate travel time between Tokyo and Shin-Osaka stations is 150 minutes, with 149 regularly scheduled departures per day. Some of the *Tokaido* Shinkansen on the *Nozomi* offer through service on and direct connection to the *Sanyo* Shinkansen.
>
> *"Hikari"* means Hikari trains, which stop at the same major stations as *Nozomi* as well as some additional stations such as Shizuoka or Hamamatsu, with 65 regularly scheduled departures per day. The approximate travel time between Tokyo and Shin-Osaka stations is 180 minutes. Some of the *Tokaido* Shinkansen on the *Hikari* offer through service on and direct connection to the *Sanyo* Shinkansen.
>
> *"Kodama"* means Kodama trains for the *Tokaido* Shinkansen service, which stop at each station on the *Tokaido* Shinkansen route, with 81 regularly scheduled departures per day.

- "Shinkansen Development Law" means the Nationwide Shinkansen Railway Development Law of 1970, as amended.

- "Station complex" means a business concept that entails combining retail outlets and restaurants, as well as hotels and department stores in certain cases, to constitute comprehensive retail spaces within heavily-utilized stations that have substantial ability to attract consumers.

- "Superconducting Maglev" means a railway technology in which magnetic fields created by superconducting magnets on a train and electrified coils in a guideway are used to lift, propel and guide the train over the guideway. Supported by the magnetic field, the train runs without physical contact with the guideway, eliminating friction. This configuration enables operating speeds of approximately 500 kilometers per hour, or almost twice the speed of existing Shinkansen services. In a test run conducted by JR Central on December 2, 2003, the Superconducting Maglev reached a maximum speed of 581 kilometers per hour, breaking its own world record for the fastest running speed ever recorded for trains.

- "Surcharge" means additional consideration added to applicable fares for the use of railway passenger services, including express charges and upper-class seat charges for the *Tokaido* Shinkansen and certain conventional railways, charges for reserved seating and charges for certain other railway services.

- "Tokyo metropolitan area" refers to Tokyo and surrounding areas that have a high degree of social and economic integration with Tokyo, such as Kanagawa (where the city of Yokohama is located), Chiba, Saitama and Ibaraki prefectures. For purposes of calculating market share, the Tokyo metropolitan area includes Tokyo and Kanagawa, Saitama, Chiba and Ibaraki prefectures. Tokyo, Shinagawa Shinkansen and Shin-Yokohama stations of the *Tokaido* Shinkansen are located within the Tokyo metropolitan area.

- "Train kilometers" means the number of kilometers traveled by a commercial train on its operational route.

## OFFERING CIRCULAR SUMMARY

*The following summary is qualified in its entirety by, and is subject to, the detailed information contained or referred to elsewhere in this Offering Circular. For a discussion of certain matters that should be considered in evaluating an investment in the International Shares, see "Risk Factors" beginning on page 5.*

## JR CENTRAL

JR Central is one of the largest passenger railway companies in Japan in terms of passenger kilometers and revenues. JR Central operates the *Tokaido* Shinkansen, a high-speed mass transportation passenger railway service which connects Tokyo, Nagoya and Osaka, three of the largest metropolitan areas in Japan, traveling between Tokyo and Shin-Osaka stations in approximately 150 minutes. JR Central also provides conventional railway services in and around Nagoya, Japan's fourth largest city after Tokyo, Yokohama and Osaka in terms of population, and surrounding regions such as Shizuoka in central Japan. JR Central's *Tokaido* Shinkansen and conventional railway lines form a vital transport corridor mainly along the densely populated and highly industrialized Pacific coast of central Japan, linking the Tokyo, Nagoya and Osaka metropolitan areas, which together accounted for 74 million people, or 58.4% of Japan's total population of approximately 127 million people, as of March 31, 2004 and 63.4% of Japan's gross domestic product, or GDP, in the year ended March 31, 2002.

JR Central's railway network consists of the *Tokaido* Shinkansen, with an aggregate operating distance of 552.6 kilometers, and conventional railway lines, which have a total operating distance of 1,418.2 kilometers. Together, as of March 31, 2005, JR Central's railway networks consisted of a total of 13 lines with 402 stations, and a total operating distance of 1,970.8 kilometers. JR Central believes the *Tokaido* Shinkansen is currently the most heavily utilized high-speed passenger railway service in the world in terms of daily traffic density. The *Tokaido* Shinkansen is also a high volume service, with 295 regularly scheduled train departures per day as of March 31, 2005, an average of 374,000 daily passengers (including passengers traveling on specially scheduled trains) and an annual total of 137 million passengers in fiscal 2005. In fiscal 2005, the *Tokaido* Shinkansen had a significant number of specially scheduled trains, resulting in a maximum of 349 aggregate train departures per day. The *Tokaido* Shinkansen also generates more revenue per train kilometer than any other high-speed passenger railway in Japan. The *Tokaido* Shinkansen commenced operations in 1964 and to date has experienced no passenger fatalities or injuries due to train accidents such as derailments or collisions during commercial operations. The *Tokaido* Shinkansen had an annual average delay time per train of only 0.4 minutes, 0.1 minutes and 0.7 minutes during fiscal 2003, 2004 and 2005, respectively, even accounting for severe weather conditions or natural disasters such as typhoons and heavy snowfall.

JR Central also engages in non-transportation operations, many of which complement and enhance, and are in turn complemented and enhanced by, JR Central's railway operations. The primary focus of JR Central's non-transportation businesses is the JR Central Towers complex, built above Nagoya Station and completed in 1999, which houses the JR Nagoya Takashimaya department store, an office building and the Nagoya Marriott Associa Hotel. JR Central's non-transportation operations consist of three segments:

- *Merchandise and Other,* which includes the operation of the JR Nagoya Takashimaya department store, smaller retail outlets and restaurants utilizing space in or near railway station complexes, and sales of food and merchandise inside trains;

- *Real Estate,* which consists primarily of the management of JR Central Towers and other station complexes and other premises, including the leasing of space to retailers and other tenants; and

- *Other Services,* which includes the operation of the Nagoya Marriott Associa Hotel and four other Associa hotels, travel agency services and advertising, as well as construction, inspection, maintenance and repair services provided mainly to the Company and its subsidiaries and affiliates.

JR Central's three non-transportation segments accounted for 19.5%, 19.5% and 19.3% of its consolidated operating revenues for fiscal 2003, 2004 and 2005, respectively. JR Central regards JR Central Towers and other real property as important assets and seeks to engage in non-transportation businesses which create synergies with JR Central's railway operations.

For fiscal 2003, 2004 and 2005, JR Central had operating revenues of ¥1,363.0 billion, ¥1,384.0 billion and ¥1,409.4 billion, respectively, operating income of ¥341.4 billion, ¥344.4 billion and ¥347.8 billion, respectively, and net income of ¥49.0 billion, ¥72.2 billion and ¥96.0 billion, respectively.

The Company's head office is located at 1-4, Meieki 1-chome, Nakamura-ku, Nagoya, Aichi 450-6101, Japan, and its telephone number is 81-52-564-2620.

**The Japanese Railway Industry**

Japan is a mountainous island nation whose population is concentrated in a number of coastal plains. In particular, Japan has developed an extremely densely populated belt of urban centers along the Pacific coastline on the island of Honshu, which includes Tokyo, Nagoya and Osaka, the three largest metropolitan areas in Japan. Due in part to these geographic and demographic circumstances, the use of railways for passenger transportation in Japan, and within JR Central's marketing area in particular, is extensive.

Japan's railway industry has developed a network of Shinkansen and other train lines which permeates the country and is well-suited to high-volume business and leisure travel. Further, Japan is a relatively small country with its population and business and industrial centers concentrated primarily on its Pacific coastline resulting in generally shorter distances traveled on domestic business or leisure trips which makes travel by high-speed Shinkansen railway extremely competitive with air travel in terms of convenience and total travel time (including transfer and access time between airports and city centers in the case of airline travel), particularly with respect to travel distances of up to 750 kilometers. Railways accounted for 29% of the domestic passenger transportation market in Japan in fiscal 2003 (as measured by passenger kilometers) and 69% of transportation between the Tokyo and Osaka metropolitan areas (as measured by number of passengers) in fiscal 2004. In comparison, railways accounted for 6%, 10%, 8% and 6%, respectively, of total domestic passenger kilometers traveled in fiscal 2002 in the United Kingdom, in calendar year 2001 in each of France and Germany and calendar year 2002 in Italy, while railway travel in the United States accounted for 1% of total domestic passenger kilometers traveled in calendar year 1999.

**Strengths**

JR Central believes that it has the following key strengths:

- A strong and stable core railway business;
- A vital Shinkansen service; and
- Ability to leverage railway operations and assets to develop non-transportation businesses.

**Strategy**

JR Central's strategy consists of the following key elements:

- Further enhance railway operations through technological developments and operational improvements;
- Further enhance customer service;
- Grow non-transportation businesses to enhance inter-segment synergies and overall strengths; and
- Strengthen financial condition.

## The Offerings

| | |
|---|---|
| The Offerings | 600,000 Shares are being offered in the International Offering and the Japanese Offering. See "Plan of Distribution". |
| The International Offering | ● Shares are being offered by the International Managers. Such Shares will be offered in the United States to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act and outside of the United States and Japan in reliance on Regulation S under the Securities Act. |
| The Japanese Offering | ● Shares are being offered by the Japanese Underwriters in a public offering in Japan. |
| Offer Price | ¥● per Share. |
| Common Stock Outstanding Before and After the Offerings | 2,240,000 shares. |
| Selling Shareholder | All of the Shares being offered in the Offerings are being sold by JNR Settlement Headquarters, an independent division within JRTT. The Shares represent 26.8% of the total issued shares of Common Stock of the Company. |
| Use of Proceeds | The Company will not receive any of the proceeds from the sale of the Shares being offered in the Offerings. |
| Dividends | The Company has paid interim and year-end dividends since 1991 and intends to continue to make dividend payments. See "Dividend Policy". The payment of year-end dividends is subject to the approval of the shareholders. Year-end dividends are paid to shareholders of record as of March 31 each year. In addition to year-end dividends, the Company may make cash distributions from its retained earnings to its shareholders of record as of September 30 each year by resolution of its Board of Directors. See "Description of the Common Stock — Dividends — General". |
| Lock-up Agreement | Each of the Company and the Selling Shareholder have agreed that, without the prior written consent of each of the Joint Global Coordinators on behalf of the International Managers, it will not, and will not permit any entity over which it exercises control or any person acting on its behalf to, during the period ending 180 days after the date of this Offering Circular, (i) offer, pledge, issue, sell, contract to sell, sell any option to purchase or sell any contract to purchase, purchase any option to sell or purchase any contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing restriction does not apply to (A) the Shares to be sold under the International Purchase Agreement dated July ● , 2005 among the Company, the Selling Shareholder and the International Managers and under the Japanese Underwriting Agreement dated July ● , 2005 among the Company, the Selling Shareholder and the Japanese Underwriters or (B) transactions by any person other than the |

| | |
|---|---|
| | Company involving shares of Common Stock or other securities acquired in open market transactions after the completion of the International Offering. |
| Voting Rights ...................... | In general, holders of shares of Common Stock are entitled to one vote per share. See "Description of the Common Stock — Voting Rights". |
| Listings........................... | The Common Stock is listed on the First Sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange. |
| Risk Factors ...................... | For a discussion of certain factors that should be considered in evaluating an investment in the International Shares, see "Risk Factors" beginning on page 5. |
| Payment and Settlement ........... | It is expected that delivery of the International Shares will be made on or about July ● , 2005 (Tokyo time) through the facilities of JASDEC, against payment therefor in immediately available funds. See "Clearance and Settlement". |
| Security Codes .................... | Securities Identification Code: 9022<br>ISIN: JP3566800003<br>Common Code: 008035849<br>SEDOL: 6183552 |

## RISK FACTORS

*In addition to the information set forth elsewhere in this Offering Circular, prospective investors should carefully evaluate the considerations described below before purchasing the International Shares.*

**Downturns in the Japanese economy may adversely affect JR Central.**

While most of JR Central's revenues are derived from its transportation operations, which are relatively stable, JR Central's business is affected by overall economic conditions in its marketing area and throughout Japan. In particular:

- long-distance business and leisure travel, including the class of service used, are affected by various economic factors to a greater extent than commuter travel including, respectively, overall business activity levels and the amount of disposable income available to families and individuals in JR Central's marketing area and throughout Japan; and
- retail sales in JR Central's merchandise business, rents and occupancy rates for JR Central's rental space and the occupancy rates and utilization of JR Central's hotels by business travelers, tourists and other hotel guests are affected by changes in consumer spending and prevailing economic conditions.

Throughout the 1990s and early 2000s, Japan's economy experienced prolonged weakness with an average real GDP growth rate of only 1.7% from 1990 to 2003. In 2004, real GDP growth rate was 1.9%. There are signs that Japan's economy is improving, with real GDP growing at an annual rate of 4.9% in the three months ended March 31, 2005. There have also been signs of improvements in the corporate sector of the economy, such as increased profitability, declining leverage ratios and enhanced productivity. However, the outlook for the Japanese economy remains uncertain.

While JR Central believes that current improved economic conditions have positively affected its operating revenues, JR Central expects that opportunities to increase revenues from its operations in the future will be limited if the Japanese economy suffers a downturn, and that revenues may even decrease in the future in the event of a significant downturn of the Japanese economy.

**JR Central depends upon the *Tokaido* Shinkansen to generate a substantial portion of its revenues and income. An extended disruption or other adverse events affecting the *Tokaido* Shinkansen could significantly reduce JR Central's revenues and income.**

JR Central's *Tokaido* Shinkansen generates a substantial portion of JR Central's revenues and income. In fiscal 2005, JR Central's non-consolidated railway business revenues, which primarily consist of Shinkansen passenger operations revenues of the *Tokaido* Shinkansen, accounted for almost all of JR Central's consolidated transportation segment revenues, which in turn accounted for 80.7% of JR Central's total consolidated operating revenues and 94.1% of JR Central's total operating income. Any events or developments that are detrimental to the performance of the *Tokaido* Shinkansen service may have material adverse effects on JR Central's overall revenues and income. To date, the *Tokaido* Shinkansen has experienced no material disruptions of its operations. However, an adverse event such as an earthquake, typhoon, terrorist attack or other natural disaster or accident, including a derailment causing a material disruption in service of the *Tokaido* Shinkansen, would adversely impact JR Central's revenues and income. Major disruptions to the *Sanyo* Shinkansen, which connects to the *Tokaido* Shinkansen at Shin-Osaka Station for continuous travel between cities in western Japan such as Okayama, Hiroshima and Hakata, and Tokyo and Nagoya, could also have a disruptive effect on the *Tokaido* Shinkansen. If JR Central is unable to prevent future extended disruptions in service to the *Tokaido* Shinkansen, its revenues and income would significantly decrease.

**Increased competition from other forms of transportation may adversely affect revenues from JR Central's transportation business.**

JR Central's *Tokaido* Shinkansen faces direct competition from domestic airlines for passenger travel between the Tokyo and Osaka metropolitan areas. In addition, the *Tokaido* Shinkansen has through service on and direct connections at Shin-Osaka Station to the *Sanyo* Shinkansen services of JR West and *vice versa* for continuous travel between cities in western Japan such as Okayama, Hiroshima and Hakata, and Tokyo and Nagoya and thus faces competition from domestic airlines for passenger travel between Tokyo or Nagoya and those destinations as well. The main factors of competition are safety, reliability, punctuality, convenience (including frequency and capacity), overall travel time (including transfer and access time between airports and city centers in case of airline travel) and price. Competition with airlines has increased in recent years due to intense price-cutting by, and increased frequency of service of, airlines. While JR Central estimates based

on the MLIT survey that in fiscal 2004 its market share of passenger travel between the Tokyo and Nagoya metropolitan areas using railways or airlines was nearly 100% and that its market share of passenger travel between the Tokyo and Osaka metropolitan areas using railways or airlines was approximately 81%, competition with domestic airlines could increase in the future. For example, a planned increase in departure and arrival slots at Tokyo's Haneda Airport in 2009 may result in increased competition. In addition, JR Central's conventional railway lines face competition from conventional railway lines operated by other companies, such as Meitetsu and Kintetsu, as well as from road travel as a result of developments in highways. If JR Central experiences increased competition or is unable to compete successfully with domestic airlines, its transportation business may be materially adversely affected.

**Natural disasters or other similar incidents could result in a significant loss of revenues or require JR Central to incur significant costs.**

A natural disaster, terrorist attack or other similar incidents involving JR Central's operations, especially the *Tokaido* Shinkansen or Nagoya Station (including the JR Central Towers), could cause a substantial disruption in JR Central's transportation or other businesses, resulting in a significant loss of revenues or requiring JR Central to incur significant costs to repair or replace damaged infrastructure. For example, in calendar year 2004 weather conditions, including typhoons, disrupted the operation of the *Takayama* line and caused more delays and cancellations of trains than in average years. Although the operations of *Takayama* line have only partially recovered, JR Central does not expect this disruption to have a material effect on its operations and financial condition. In addition, the *Tokaido* Shinkansen runs through specific regions that are currently designated by the Government as those that require intensified monitoring to minimize the impact of potential earthquakes. Accordingly, JR Central has devoted significant resources to introduce new technologies and facilities to minimize the effects of potential earthquakes, such as an earthquake-detection system and automatic braking system and emergency satellite communications as well as implementing measures that strengthen the resistance of its elevated tracks and bridges against earthquakes. JR Central is also improving maintenance and taking other measures designed to minimize the potential impact of any natural disasters or other similar incidents. Natural disasters or other similar incidents may require JR Central to increase spending on safety and maintenance measures, including reinforcing the columns that elevate the Shinkansen tracks.

Although JR Central maintains insurance for personal and property damage in amounts and of the type generally consistent with industry practice in Japan, such coverage may not cover all losses and damages and the amount of any coverage may not be adequate. JR Central currently does not maintain any insurance policies covering earthquakes or business interruptions based on considerations including limitations in the amount and of the type of insurance coverage available for natural disasters or similar incidents. Adverse effects on JR Central's operations caused by natural disasters or similar incidents could have a material adverse effect on JR Central's business whether or not covered by insurance.

**JR Central may face liabilities or suffer significant revenue losses, increased expenditures and adverse publicity in the event of accidents.**

An accident involving JR Central's railway or other operations could expose JR Central to claims by third parties. JR Central maintains liability insurance for personal and property claims, but the scope or amount of such coverage may be inadequate. For example, a major accident involving JR Central's railway system could result in significant expenditures associated with repairing or replacing JR Central's railway system, revenue loss from disruptions in service, adverse publicity and damage to its reputation. In addition, similar incidents involving other railway operators may also affect JR Central, including revenue loss from disruptions in service of such operator if the railway service or system is connected to, or is operated using, JR Central's railway services or facilities, and adverse publicity with respect to railway services as a whole, which may contribute to a public perception that railway services are less safe than other means of transportation. Even if JR Central is insured to the extent possible, such insurance may not be adequate to cover the resulting loss. JR Central's insurance policies do not cover business interruption or damages to its reputation. An accident may also require JR Central to increase spending on safety or maintenance measures.

**JR Central's businesses are subject to regulation which could restrict its freedom to operate its businesses and impose significant future expenditures upon JR Central.**

JR Central is subject to the Railway Business Law. Amendments to the Railway Business Law became effective in 2000 to partially reduce regulation of railway companies. JR Central's railway business is also subject to regulation and supervision by the Minister. These regulations require JR Central to obtain approvals from the Minister to establish the maximum amount chargeable for rail fares and Shinkansen surcharges and to give prior notifications to the Minister to set or change these fares or surcharges within the limits. JR Central must also give prior notification to the Minister to terminate all or a part of its services and

must obtain the prior approval of the Minister to operate new train lines. In addition, JR Central is subject to any guidelines and orders issued by the Minister under the amendments to the JR Law. As a result of these regulations, JR Central may not be able to increase its revenues, improve its profitability or grow its business in a timely manner.

The Government may also tighten or expand the safety regulations applicable to railway services in Japan, which could impose significant costs upon JR Central. For example, in response to a derailment during an earthquake in Niigata, Japan in 2004 of the *Joetsu* Shinkansen, which is operated by another railway operator, MLIT is reviewing the possibility of introducing regulations requiring the installation of devices on Shinkansen rails and rolling stock aimed at preventing a significant derailment of rolling stock. With respect to conventional railway services, in response to an April 2005 derailment accident that disrupted the services of another railway operator in Amagasaki, Japan, the MLIT published a release in May 2005 setting forth emergency guidelines for safety systems that prevent trains from running at excess speed on curves. JR Central announced on June 29, 2005 its plans to install the ATS-ST speed detection and control devices at additional locations as required under the MLIT guidelines and otherwise on a voluntary basis at a total cost of approximately ¥0.1 billion. If the MLIT changes the standards for the required safety systems in the future, railway companies would be required to take necessary measures to comply with the new standards. Any new regulations could require JR Central to incur additional capital expenditures or expenses for new safety technology.

Some sections of the Personal Information Protection Law, which impose obligations as to holding personal data, came into effect on April 1, 2005. Although JR Central has implemented measures to strictly manage and protect personal information in accordance with this law, an intentional or unintentional disclosure of personal information in possession by JR Central could subject JR Central to penalties, civil liabilities and adverse publicity.

**A failure of JR Central's computer systems or its telecommunications systems would disrupt its railway and other operations.**

JR Central relies heavily on computer systems and its telecommunications network for operational control and other aspects of its railway and other operations. In particular, JR Central relies on the following:

- Computer-Aided Traffic Control, or COMTRAC, a Shinkansen control system that allows around-the-clock status monitoring of all trains in operation from the Shinkansen General Control Center in Tokyo;
- Centralized Traffic Control, or CTC, a system used on the *Tokaido* Shinkansen and conventional railway lines that remotely controls railway signals and monitors real-time data on the operating status of trains;
- Automatic Train Control, or ATC, a system used on the *Tokaido* Shinkansen's trains and tracks to monitor the distance between trains as well as the status of overall line traffic, and which indicates the appropriate speed to each train's driver, automatically applying the braking system if the appropriate speed is exceeded;
- The "Express Reservations Service" system, which enables registered users to directly arrange or change their reservations via Internet browsers of mobile phones and personal computers and settle payments through the customer's registered bank account through the credit card function of the Express Card; and
- The Multi Access Seat Reservation System, or MARS, a ticketing and reservation system used on the Shinkansen and conventional railway lines to conduct and manage seamless reservations and ticket sales throughout the joint networks of the JR Passenger Companies.

Except for the Express Reservation Service and MARS systems, all of JR Central's major computer systems relating to its railway business are "closed" systems which are not accessible by third parties, hence minimizing the risk of sabotage and computer viruses, and most of its principal operational systems are equipped with backup systems. However, JR Central's hardware and software may still malfunction or be damaged due to human error, natural disasters, power loss, and other events. The operations of JR Central may also be vulnerable to system failures of other companies with which its operations are closely linked, such as other railway operators, utility providers, telecommunication service providers and financial institutions. Problems which may occur as a result of system failures include:

- incorrect recognition of train schedule or route control data resulting from a breakdown of, among others, CTC or COMTRAC, which could slow down or disable railway operations;

- system failures in ticketing, reservations and sales functions, including on MARS or the Express Reservations System, which could cause significant confusion and inconvenience to passengers; and
- a breakdown in ATC or COMTRAC, leading to train collisions and other accidents.

Such systems-related problems may also lead to increased expenses and decreased revenues. Extensive system failures could also reduce the appeal of JR Central's services, which could cause some passengers to choose alternative means of transportation.

**JR Central faces intense competition in its non-transportation businesses, and the success of those businesses is subject to challenges that JR Central does not face in its core transportation business.**

JR Central's non-transportation businesses consist of merchandise and other, real estate and other services. Annual operating revenues from these businesses have increased in recent years, and amounted to ¥272.3 billion, or 19.3%, of total consolidated operating revenue, in fiscal 2005. The primary focus of several of JR Central's non-transportation businesses is the JR Central Towers complex, completed in 1999, which houses the JR Nagoya Takashimaya department store, an office building and the Nagoya Marriot Associa Hotel. While certain of JR Central's non-transportation businesses involve utilization of JR Central's railway assets, they also involve a wide range of activities and challenges that JR Central does not face in its core transportation business. The future performance of JR Central's non-transportation businesses will depend on its ability to successfully manage the development and continued growth of major projects such as the planned hotel, office and retail space above Shin-Yokohama Station, which is scheduled to be completed in 2008.

JR Central faces significant competition in its non-transportation businesses from a wide variety of companies operating in the same or related businesses. For example:

- In its merchandise and other segment, which includes the operation of the JR Nagoya Takashimaya department store, JR Central faces intense competition from other major department stores, primarily in central Nagoya, including the Matsuzakaya department store and a new Mitsukoshi department store which opened in March 2005. Competition in this segment is expected to increase following the completion of other retail developments in 2006 and 2007;
- In its real estate segment, which includes the management of JR Central Towers, JR Central will face new competition upon the completion of new office buildings in 2006 and 2007, primarily in central Nagoya; and
- In its other services segment, which includes the operation of the Nagoya Marriott Associa Hotel, JR Central faces competition from other luxury hotels, primarily in central Nagoya.

Because of these and other factors, JR Central may not be able to generate revenues from these businesses at a level commensurate with its investments in related facilities.

**If JR Central does not successfully reduce its long-term debt and long-term payables as planned, it may not be able to implement its business strategies.**

As of March 31, 2005, JR Central had ¥3,763.6 billion outstanding in its total long-term debt and long-term payables (including current portion). In connection with its establishment in 1987, the Company assumed long-term debt of JNR in the amount of ¥319.1 billion as of April 1, 1987. As part of the preparation for the initial public offering and listing of the Company, the *Tokaido* Shinkansen assets were transferred to the Company in October 1991 for ¥5,095.6 billion, of which ¥4,494.4 billion was to be paid over 25.5 years, and ¥601.1 billion was to be paid over 60 years, in each case, in predetermined equal semi-annual installments. The amount the Company paid for the *Tokaido* Shinkansen assets was considerably greater than either their book value under JNR or their initial appraised value, since pursuant to the Government's policy, the price of all four then-existing Shinkansen lines was partly determined so as to adjust for and equalize differences between the anticipated future profitability levels of the Company, JR East and JR West. See "Historical Background of JR Central". JR Central's interest expense is also significant, totaling ¥179.2 billion in fiscal 2005, which was 51.5% of its operating income and 42.4% of its net cash provided by operating activities.

JR Central considers the reduction of its long-term debt and long-term payables as one of its most important corporate strategies. The reduction of long-term debt and long-term payables will enable JR Central to use a greater portion of its cash flows to finance its capital requirements and implement business strategies rather than to make interest payments. Moreover, the reduction of long-term debt and long-term payables will enable JR Central to reduce future interest expense and improve profitability. To achieve this goal, the

Company has been making, subject to Government approvals, accelerated payments of its long-term debt and long-term payables or entering into debt assumption agreements and has reduced its annual non-consolidated interest expense from its peak of ¥349.3 billion in fiscal 1993 to ¥176.6 billion in fiscal 2005. To finance the reduction of its long-term debt and long-term payables, JR Central has been working to increase the availability of significant cash flows through improved profitability and improved efficiency in capital expenditures. However, there is no guarantee that JR Central will continue to generate significant cash flows to use in reducing its long-term debt and long-term payables. For example, factors such as an extended disruption of the *Tokaido* Shinkansen may result in a significant decline in JR Central's cash flow, which could impact JR Central's planned reduction of its long-term debt and long-term payables. If JR Central is unable to reduce its long-term debt and long-term payables as planned due to a shortage in cash flows or for any other reason, it may not have sufficient funds to provide for other capital requirements or reduce future interest expense to improve profitability, and may not be able to implement its business strategies.

**JR Central is unable to assess the impact that the *Chuo* Shinkansen national project will have on its financial condition or results of operations.**

The *Chuo* Shinkansen is a national project to build a new Shinkansen line to link Tokyo and Osaka, which may use trains equipped with Superconducting Maglev technology. JR Central believes that Superconducting Maglev technology should be employed for the *Chuo* Shinkansen because of its advanced features and high speed. In 1989, the MLIT, after considering the ridership demand for the *Tokaido* Shinkansen and the predicted ridership demand for trains equipped with Superconducting Maglev technology, determined that a route connecting Tokyo and Osaka would be a highly effective route in which the Superconducting Maglev technology could be tested, because the test line may be used later to form a part of the tracks for commercial operations of a Shinkansen to be built on such route. In connection with JR Central's agreement with the MLIT in 1990 to participate in the running tests for the Superconducting Maglev and to fund a portion of the investment in the test line, JR Central confirmed with the MLIT that, as JR Central is the railway operator responsible for providing passenger transportation services linking the Tokyo, Nagoya and Osaka metropolitan areas, JR Central should assume the management of the *Chuo* Shinkansen if and when it is completed.

The MLIT has forecasted that a substantial portion of travelers that currently use the *Tokaido* Shinkansen as well as travelers that currently travel by air between Tokyo and Osaka will switch to the *Chuo* Shinkansen upon its completion. As a result, the combined number of travelers using the *Chuo* Shinkansen and the *Tokaido* Shinkansen is expected to exceed the number of travelers using the *Tokaido* Shinkansen prior to the commencement of the operation of the *Chuo* Shinkansen line. In March 2005, a committee of the MLIT acknowledged that the foundational technologies for practical application of the Superconducting Maglev have been established as a result of a series of test-runs. However, following the establishment of such foundational technologies, additional steps will need to be taken before the Government can decide to implement the *Chuo* Shinkansen project, including further surveys, and the Government has not determined the timing, whether the Superconducting Maglev technology will be employed, whether JR Central will assume management, the manner of construction or financing and other important details for the *Chuo* Shinkansen project, which is expected to require very high levels of capital investment. JR Central is therefore not able to assess the impact that this project may have on its financial condition or results of operations. JR Central nevertheless considers that a pre-condition for its participation in this project will be to have reasonable assurance that the *Chuo* Shinkansen and *Tokaido* Shinkansen services will complement one another and operate profitably as unified sound business enterprises. If these conditions are not met in implementing the project, JR Central could be adversely affected, which may include any adverse impact it may experience if it decides not to participate in the *Chuo* Shinkansen project. In addition, new developments or publicity regarding the *Chuo* Shinkansen project, including statements from politicians or rumors (whether or not they are accurate), may affect the market price of shares of Common Stock.

**Rights of shareholders of the Company may be different from those of shareholders of companies incorporated in other jurisdictions.**

The Articles of Incorporation and the Commercial Code govern the Company's corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors' and executive officers' fiduciary duties and liabilities, and shareholders' rights under Japanese law may be different from those that would apply to a company incorporated in another jurisdiction. An investor may also have more difficulty asserting his or her rights as a shareholder than such investor would as a shareholder of a company incorporated in another jurisdiction.

## USE OF PROCEEDS

All of the Shares being offered in the Offerings are being sold by the Selling Shareholder. The Company will not receive any of the proceeds from the sale of the Shares being offered in the Offerings.

## EXCHANGE RATES

The following table sets forth, for each fiscal year of JR Central indicated, certain information concerning the exchange rate for Yen and Dollars, based on the mean of the exchange rate quotations by The Bank of Tokyo-Mitsubishi, Ltd. for buying and selling spot Dollars by telegraphic transfer against Yen during the periods indicated:

| | Yen per Dollar | | |
|---|---|---|---|
| **Year ended or ending March 31,** | **High** | **Low** | **Period end** |
| 2001 | ¥123.90 | ¥104.30 | ¥123.90 |
| 2002 | 134.80 | 116.55 | 133.25 |
| 2003 | 133.20 | 115.95 | 120.20 |
| 2004 | 120.80 | 105.37 | 105.69 |
| 2005 | 114.50 | 102.16 | 107.39 |
| 2006 (through July 5, 2005) | 111.62 | 104.75 | 111.55 |
| **Calendar year 2005** | | | |
| January | 105.02 | 102.16 | 103.61 |
| February | 105.70 | 103.60 | 104.74 |
| March | 107.58 | 104.15 | 107.39 |
| April | 108.76 | 105.62 | 106.35 |
| May | 108.12 | 104.75 | 108.11 |
| June | 110.62 | 106.74 | 110.62 |
| July (through July 5, 2005) | 111.62 | 110.84 | 111.55 |

Fluctuations in exchange rates affect the foreign currency amounts received when dividends are converted to a foreign currency. Such fluctuations also affect the foreign currency equivalents of the Yen price of the Common Stock on the Japanese stock exchanges on which it is listed.

## DIVIDEND POLICY

The Company paid dividends for the first time in June 1991 in the form of a year-end dividend of ¥5,000 per share of Common Stock in respect of fiscal 1991. Thereafter, the Company has paid year-end and interim dividends of ¥2,500 per share of Common Stock, except that the year-end dividend paid with reference to the record date of March 31, 2005 was ¥3,000 per share of Common Stock.

The payment of year-end dividends is subject to the approval of the shareholders as part of their approval of the appropriation of retained earnings at general meetings of shareholders. In addition to year-end dividends, the Company may make cash distributions from its retained earnings to its shareholders of record as of September 30 in each year ("interim dividends") by resolution of its Board of Directors. In accordance with its strategy of consistent long-term growth and its status as a corporation providing a vital societal service, the Company intends to continue making stable dividend payments, subject to the level of the Company's future earnings, its financial condition and other factors, including such legal and contractual restrictions as may apply from time to time with respect to the payment of dividends.

The following table sets forth the year-end and interim dividends paid to holders of record of Common Stock of the Company on each of the record dates shown.

| Record date | Dividends per share |
|---|---|
| September 30, 2000 | ¥2,500 |
| March 31, 2001 | 2,500 |
| September 30, 2001 | 2,500 |
| March 31, 2002 | 2,500 |
| September 30, 2002 | 2,500 |
| March 31, 2003 | 2,500 |
| September 30, 2003 | 2,500 |
| March 31, 2004 | 2,500 |
| September 30, 2004 | 2,500 |
| March 31, 2005 | 3,000 |

Dividends paid to holders of shares of Common Stock are subject to a Japanese withholding tax. See "Taxation — Japanese Taxation".

The Company has announced that it intends to pay an interim dividend of ¥3,000 per share of Common Stock and a year-end dividend of ¥3,000 per share of Common Stock for fiscal 2006, subject to the level of the Company's earnings, its financial condition and other factors, including any legal restrictions that may apply from time to time with respect to the payment of dividends.

## COMMON STOCK DATA AND MARKET INFORMATION

The Common Stock has been listed on the First Sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange since October 1997.

The following table sets forth, for the periods indicated, (i) the closing high and low reported sales prices and average daily trading volume of the Common Stock on the Tokyo Stock Exchange, (ii) the highs and lows of the daily closing Nikkei Stock Average, an index of 225 selected stocks listed on the First Section of the Tokyo Stock Exchange, and (iii) the highs and lows of the daily closing Tokyo Stock Price Index ("TOPIX"), an index of the market value of all stocks listed on the First Section of the Tokyo Stock Exchange:

| Calendar year | Price per share High | Price per share Low | Average daily trading volume | Nikkei Stock Average High | Nikkei Stock Average Low | TOPIX High | TOPIX Low |
|---|---|---|---|---|---|---|---|
| | (Yen) | | (number of shares) | (Yen) | | | |
| 2000: | | | | | | | |
| First quarter | ¥711,000 | ¥621,000 | 1,238 | ¥20,706.65 | ¥18,168.27 | 1,754.78 | 1,558.15 |
| Second quarter | 650,000 | 580,000 | 769 | 20,833.21 | 16,008.14 | 1,732.45 | 1,504.93 |
| Third quarter | 663,000 | 596,000 | 975 | 17,614.66 | 15,626.96 | 1,613.89 | 1,439.43 |
| Fourth quarter | 740,000 | 627,000 | 1,448 | 16,149.08 | 13,423.21 | 1,512.20 | 1,255.16 |
| 2001: | | | | | | | |
| First quarter | 820,000 | 660,000 | 2,343 | 14,032.42 | 11,819.70 | 1,337.63 | 1,161.97 |
| Second quarter | 809,000 | 728,000 | 1,325 | 14,529.41 | 12,574.26 | 1,440.97 | 1,254.19 |
| Third quarter | 933,000 | 704,000 | 3,094 | 12,817.41 | 9,504.41 | 1,293.42 | 990.80 |
| Fourth quarter | 907,000 | 730,000 | 2,540 | 11,064.30 | 9,924.23 | 1,107.83 | 988.98 |
| 2002: | | | | | | | |
| First quarter | 848,000 | 697,000 | 2,123 | 11,919.30 | 9,420.85 | 1,125.43 | 922.51 |
| Second quarter | 796,000 | 706,000 | 1,708 | 11,979.85 | 10,074.56 | 1,139.43 | 984.28 |
| Third quarter | 789,000 | 700,000 | 1,933 | 10,960.25 | 9,075.09 | 1,050.14 | 886.39 |
| Fourth quarter | 789,000 | 714,000 | 2,036 | 9,215.56 | 8,303.39 | 903.37 | 815.74 |
| 2003: | | | | | | | |
| First quarter | 755,000 | 703,000 | 1,440 | 8,790.92 | 7,862.43 | 865.43 | 770.62 |
| Second quarter | 875,000 | 717,000 | 2,226 | 9137.14 | 7607.88 | 904.32 | 773.10 |
| Third quarter | 940,000 | 814,000 | 1,792 | 11,033.32 | 9,265.56 | 1,075.73 | 915.91 |
| Fourth quarter | 1,000,000 | 863,000 | 1,893 | 11,161.71 | 9,614.60 | 1,105.59 | 953.19 |
| 2004: | | | | | | | |
| First quarter | 1,020,000 | 913,000 | 2,484 | 11,770.65 | 10,365.40 | 1,179.23 | 1,022.61 |
| Second quarter | 939,000 | 845,000 | 1,824 | 12,163.89 | 10,505.05 | 1,217.87 | 1,053.77 |
| Third quarter | 922,000 | 854,000 | 1,192 | 11,896.01 | 10,687.81 | 1,188.42 | 1,084.64 |
| Fourth quarter | 903,000 | 826,000 | 1,298 | 11,488.76 | 10,659.15 | 1,149.63 | 1,073.20 |
| 2005: | | | | | | | |
| First quarter | 943,000 | 822,000 | 1,858 | 11,966.69 | 11,238.37 | 1,203.26 | 1,132.18 |
| Second quarter | 907,000 | 829,000 | 1,832 | 11,874.75 | 10,825.39 | 1,201.30 | 1,109.19 |
| Third quarter (through July 5, 2005) | 860,000 | 855,000 | 1,553 | 11,651.55 | 11,616.70 | 1,186.09 | 1,181.80 |

On July 5, 2005, the reported closing price of the Common Stock on the Tokyo Stock Exchange was ¥855,000 per share. The closing Nikkei Stock Average and TOPIX on that date were ¥11,616.70 and 1,183.41, respectively.

Stock prices on the Tokyo Stock Exchange are determined on a real-time basis by the balance between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the Tokyo Stock Exchange sets daily upward and downward price range limitations for each listed stock, based on the previous day's closing price. Although transactions may continue at the upward or downward limit price if the limit is reached on a particular trading day, no transactions may take place outside these limits.

## CAPITALIZATION

The following table sets forth the total short-term debt and capitalization of JR Central as of March 31, 2005. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Offering Circular. The Consolidated Financial Statements have been prepared in accordance with Japanese GAAP, which differs in certain significant respects from U.S. GAAP. See "Summary of Certain Significant Differences Between Japanese GAAP and U.S. GAAP".

| | As of March 31, 2005 | |
|---|---|---|
| | (billions of Yen and millions of Dollars) | |
| Short-term debt: | | |
| Short-term borrowings | ¥ 13.7 | *$ 128.2* |
| Current portion of total long-term debt and long-term payables: | | |
| Current portion of long-term debt | 97.9 | *915.2* |
| Current portion of long-term payables[(1)] | 199.3 | *1,863.0* |
| Total short-term debt | ¥ 310.9 | *$ 2,906.4* |
| Long-term debt and long-term payables (excluding current portion): | | |
| Long-term debt | ¥ 919.5 | *$ 8,594.1* |
| Long-term payables[(1)] | 2,546.7 | *23,801.5* |
| Total long-term debt and long-term payables (excluding current portion) | 3,466.3 | *32,395.6* |
| Shareholders' equity: | | |
| Common stock: | | |
| Authorized — 8,960,000 shares; | | |
| Issued — 2,240,000 shares | 112.0 | *1,046.7* |
| Capital surplus | 53.5 | *500.0* |
| Retained earnings | 674.9 | *6,308.3* |
| Unrealized gain on available-for-sale securities | 10.8 | *101.7* |
| Treasury stock | (0.9) | *(8.6)* |
| Total shareholders' equity | 850.4 | *7,948.1* |
| Total capitalization | ¥4,316.7 | *$40,343.7* |

(1) Long-term payables incurred mainly for purchase of the *Tokaido* Shinkansen railway ground facilities.

As of March 31, 2005, JR Central's contingent liabilities as a guarantor of indebtedness of an unconsolidated subsidiary was ¥0.2 billion. In addition, JR Central had, and continues to have, joint and several obligations with the Railway Technical Research Institute to make payments on long-term borrowings of ¥37.5 billion by such institute. As of March 31, 2005, JR Central had contingent obligations of ¥20.0 billion for long-term debt (excluding current portion) and ¥311.1 billion for long-term payables (including current portion), which respective amounts were derecognized pursuant to debt assumption agreements with financial institutions and a special purpose entity.

On April 22, 2005, the Company issued ¥20 billion 1.775% bonds due 2020 in the domestic Japanese market for the purpose of repayment of long-term debt and long-term payables.

Except as indicated above, there has been no material change in the capitalization of JR Central since March 31, 2005.

On May 24, 2005, the Company announced that it will consider repurchasing up to approximately 300,000 shares of Common Stock, after March 31, 2006, subject to the Company's financial condition, results of operations and cash flow as well as the business environment and demand for the Common Stock at that time pursuant to procedures required under the Commercial Code. At the ordinary general meeting of shareholders held on June 23, 2005, it was resolved to amend the Company's Articles of Incorporation to permit its Board of Directors to authorize purchase of its shares of Common Stock, subject to certain requirements. See "Description of the Common Stock — Acquisition by the Company of Common Stock".

## SELECTED FINANCIAL AND OPERATING DATA

The following tables set forth certain selected financial data for JR Central and certain selected operating data for the Company for the five-year period ended March 31, 2005. The selected statement of income data and selected statement of cash flows data for the fiscal years ended March 31, 2003, 2004 and 2005 and the selected balance sheet data as of March 31, 2004 and 2005 have been derived from the Consolidated Financial Statements, audited by Deloitte Touche Tohmatsu, which are included elsewhere in this Offering Circular. The selected statement of income data and selected statement of cash flows data for the fiscal years ended March 31, 2001 and 2002 and the selected balance sheet data as of March 31, 2001, 2002 and 2003 have been derived from JR Central's consolidated financial statements and the related notes, audited by Deloitte Touche Tohmatsu, which are not included herein.

The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business — Transportation Business" and the Consolidated Financial Statements included elsewhere in this Offering Circular. Operating data set forth below do not comprise a part of the Consolidated Financial Statements or other audited financial statements of JR Central.

The Consolidated Financial Statements have been prepared in accordance with Japanese GAAP, which differs in certain significant respects from U.S. GAAP. See "Summary of Certain Significant Differences Between Japanese GAAP and U.S. GAAP". Operating revenues, operating costs and expenses and operating income in the following tables represent amounts after elimination of intercompany revenues, operating costs and expense and operating income.

**Selected Financial Data**

| | As of or for the year ended March 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2001** | **2002** | **2003** | **2004** | **2005** | *2005* |
| | (billions of Yen and millions of Dollars, except for percentages and interest rate data) | | | | | |
| **Statement of Income Data:** | | | | | | |
| Operating revenues: | | | | | | |
| Transportation | ¥1,103.5 | ¥1,127.5 | ¥1,108.0 | ¥1,125.5 | ¥1,148.2 | *$10,731.4* |
| Merchandise and Other | 163.3 | 173.9 | 175.8 | 176.2 | 178.5 | *1,668.9* |
| Real Estate | 49.9 | 51.6 | 53.2 | 55.4 | 55.7 | *520.7* |
| Other Services | 110.7 | 118.3 | 128.4 | 139.6 | 138.2 | *1,292.0* |
| Eliminations or Corporate | (94.3) | (104.5) | (102.6) | (112.9) | (111.3) | *(1,040.2)* |
| Total operating revenues | 1,333.2 | 1,366.9 | 1,363.0 | 1,384.0 | 1,409.4 | *13,172.8* |
| Operating costs and expenses: | | | | | | |
| Transportation | 782.5 | 773.0 | 785.6 | 801.5 | 821.1 | *7,674.1* |
| Merchandise and Other | 160.8 | 169.8 | 170.6 | 170.9 | 172.9 | *1,616.6* |
| Real Estate | 39.8 | 42.3 | 42.7 | 43.2 | 42.8 | *400.7* |
| Other Services | 107.4 | 114.6 | 124.7 | 136.6 | 136.0 | *1,271.2* |
| Eliminations or Corporate | (93.3) | (103.4) | (102.1) | (112.8) | (111.3) | *(1,040.7)* |
| Total operating costs and expenses | 997.3 | 996.4 | 1,021.6 | 1,039.6 | 1,061.6 | *9,922.1* |
| Operating income: | | | | | | |
| Transportation | 321.0 | 354.5 | 322.3 | 324.0 | 327.1 | *3,057.2* |
| Merchandise and Other | 2.5 | 4.0 | 5.1 | 5.3 | 5.5 | *52.2* |
| Real Estate | 10.0 | 9.2 | 10.5 | 12.1 | 12.8 | *119.9* |
| Other Services | 3.2 | 3.6 | 3.7 | 3.0 | 2.2 | *20.9* |
| Eliminations or Corporate | (0.9) | (1.0) | (0.4) | (0.1) | 0.0 | *0.5* |
| Total operating income | 335.9 | 370.4 | 341.4 | 344.4 | 347.8 | *3,250.7* |

| | As of or for the year ended March 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2004 | 2005 | *2005* |
| | (billions of Yen and millions of Dollars, except for percentages and interest rate data) | | | | | |
| Other income (expenses), net: | | | | | | |
| Interest expense | ¥ (242.9) | ¥ (224.7) | ¥ (207.4) | ¥ (193.6) | ¥ (179.2) | *$(1,675.6)* |
| Others, net[(1)] | (1.3) | (64.4) | (26.0) | (25.4) | (9.1) | *(85.2)* |
| Total other income (expenses), net | (244.3) | (289.1) | (233.4) | (219.1) | (188.4) | *(1,760.9)* |
| Income before income taxes and minority interests | 91.6 | 81.2 | 107.9 | 125.3 | 159.4 | *1,489.8* |
| Income taxes: | | | | | | |
| Current | 51.5 | 61.1 | 67.1 | 64.9 | 71.9 | *672.6* |
| Deferred | (12.9) | (22.8) | (10.0) | (13.2) | (10.6) | *(99.6)* |
| Total income taxes | 38.6 | 38.2 | 57.1 | 51.7 | 61.3 | *573.0* |
| Minority interests in earnings of consolidated subsidiaries | 0.0 | 0.9 | 1.7 | 1.2 | 2.0 | *18.8* |
| Net income | ¥ 52.9 | ¥ 42.0 | ¥ 49.0 | ¥ 72.2 | ¥ 96.0 | *$ 898.0* |
| **Balance Sheet Data:** | | | | | | |
| Current assets | ¥ 223.9 | ¥ 174.6 | ¥ 171.9 | ¥ 173.8 | ¥ 172.7 | *$ 1,614.5* |
| Total assets | 5,919.2 | 5,698.9 | 5,578.5 | 5,473.5 | 5,309.4 | *49,621.4* |
| Current liabilities | 482.7 | 516.2 | 530.0 | 602.9 | 612.8 | *5,727.2* |
| Long-term debt and long-term payables (excluding current portion): | | | | | | |
| Long-term debt | 935.8 | 891.5 | 948.3 | 918.0 | 919.5 | *8,594.1* |
| Long-term payables | 3,570.9 | 3,304.5 | 3,073.6 | 2,828.3 | 2,546.7 | *23,801.5* |
| Total long-term debt and long-term payables (excluding current portion) | 4,506.7 | 4,196.0 | 4,021.9 | 3,746.4 | 3,466.3 | *32,395.6* |
| Total liabilities | 5,284.8 | 5,028.7 | 4,873.6 | 4,695.5 | 4,445.1 | *41,543.1* |
| Total shareholders' equity | 626.6 | 661.1 | 694.1 | 765.9 | 850.4 | *7,948.1* |
| **Statement of Cash Flows Data:** | | | | | | |
| Net cash provided by operating activities | 353.2 | 360.1 | 382.9 | 369.9 | 422.7 | *3,950.8* |
| Net cash used in investing activities | (126.9) | (73.3) | (168.9) | (150.8) | (97.6) | *(912.1)* |
| Net cash used in financing activities | (266.2) | (344.6) | (207.8) | (217.3) | (326.6) | *(3,052.7)* |
| **Other Financial Data:** | | | | | | |
| Depreciation expenses | 220.7 | 222.0 | 221.0 | 225.4 | 250.8 | *2,343.9* |
| EBITDA[(2)] | 556.7 | 592.4 | 562.4 | 569.8 | 598.6 | *5,594.6* |
| Capital expenditures[(3)] | 174.0 | 173.9 | 178.5 | 167.3 | 142.7 | *1,333.8* |
| Debt-to-equity ratio[(4)] | 7.5 | 6.7 | 6.1 | 5.3 | 4.4 | — |
| Equity ratio[(5)] | 10.6 | 11.6 | 12.4 | 14.0 | 16.0 | — |
| Interest coverage ratio[(6)] | 2.3 | 2.6 | 2.7 | 2.9 | 3.3 | — |
| Average interest rate for long-term debt and long-term payables[(7)] | 4.9% | 4.8% | 4.7% | 4.6% | 4.5% | — |
| Consolidated personnel expenses[(8)] | 260.9 | 239.9 | 234.5 | 233.5 | 232.5 | *2,172.8* |

(1) Others, net consists of the aggregation of five separate line items from JR Central's Consolidated Statements of Income and Retained Earnings, namely interest and dividend income, gain on sales of investment securities — net, loss on sales of property and equipment, loss on debt assumption and other — net.

(2) While EBITDA stands for earnings before interest, taxes, depreciation and amortization, EBITDA as used by JR Central represents operating income plus depreciation and amortization. EBITDA is included because it is commonly used by some investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine the ability of a company to service debt. EBITDA should not be construed as a substitute for other historical operating data prepared in accordance with Japanese GAAP in analyzing the operating performance, financial position and cash flows of JR Central.

(3) Capital expenditures are presented on an accrual basis and represent expenditures for acquisition of land, buildings and structures, rolling stock, machinery and equipment and construction in progress. For more information, please refer to Note 15 to the Consolidated Financial Statements.

(4) Calculated as the sum of short-term debt, long-term debt and long-term payables (including current portion) divided by shareholders' equity.

(5) Calculated as shareholders' equity divided by total assets multiplied by 100.

(6) Calculated as the sum of operating income, depreciation and amortization, interest and dividend income divided by interest expense.

(7) Calculated as of the end of each period as (i) the sum of the products derived by multiplying each long-term debt and long-term payables obligation by the interest rate applicable to such obligation divided by (ii) total long-term debt and long-term payables for such period.

(8) Calculated as the sum of personnel expenses included in transportation, other services and cost of sales and selling, general and administrative expenses.

## Selected Non-Consolidated Operating Data

| | As of or for the year ended March 31 | | | | |
|---|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2004 | 2005 |
| **Operating Data:** | | | | | |
| Number of passengers (millions) | 497 | 498 | 492 | 496 | 499 |
| Operating kilometers | 1,978 | 1,978 | 1,978 | 1,978 | 1,971 |
| Total number of rolling stock | 4,754 | 4,676 | 4,612 | 4,466 | 4,626 |
| Number of Shinkansen rolling stock | 1,982 | 1,991 | 1,959 | 1,847 | 1,959 |
| Total number of employees[(1)] | 21,727 | 21,277 | 20,714 | 20,187 | 19,618 |
| Passenger kilometers (millions) | 48,674 | 49,533 | 48,468 | 49,273 | 50,479 |

(1) Including the number of employees seconded or otherwise assigned to other companies including unconsolidated companies. In fiscal 2005, there were 4,308 such employees.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements contained elsewhere in this Offering Circular. Such financial statements have been prepared in accordance with Japanese GAAP, which differs in certain significant respects from U.S. GAAP. See "Summary of Certain Significant Differences Between Japanese GAAP and U.S. GAAP". The presentation in this section contains forward-looking statements that involve risks, uncertainties and assumptions, and are subject to qualifications set forth under "Forward-Looking Statements" above. JR Central's actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.*

*JR Central operates and reports its results of operations in four business segments, namely, transportation, merchandise and other, real estate and other services. In the following discussion and analysis, operating revenues of JR Central and each of its four segments represent amounts after elimination of intercompany revenues unless otherwise noted. Unless otherwise specified, revenues related to the Company's railway business, which include revenues from the operations of the* Tokaido *Shinkansen and conventional railways, as well as passenger ridership and passenger kilometers figures of JR Central's railway services, are presented on a non-consolidated basis, and therefore exclude data of the* Johoku *line.*

### Overview

JR Central derives most of its operating revenues from its transportation operations, which consist mainly of the Company's *Tokaido* Shinkansen and conventional railway operations. Together, JR Central's Shinkansen operations and conventional railway operations form a vital transport corridor along the densely populated and highly industrialized Pacific coast of central Japan, linking the Tokyo, Nagoya and Osaka metropolitan areas, the three largest metropolitan areas in Japan. JR Central is one of the largest passenger railway companies in Japan in terms of passenger kilometers and operating revenues, and JR Central believes that the *Tokaido* Shinkansen is currently the most heavily utilized high-speed passenger railway service in the world in terms of daily traffic density and passenger ridership. In fiscal 2005, the *Tokaido* Shinkansen had 295 regularly scheduled train departures per day (as of March 31, 2005), an average of approximately 374,000 daily passengers (including passengers traveling on specially scheduled trains) and an annual total of 137 million passengers.

JR Central also engages in non-transportation operations, many of which complement and enhance, and are in turn complemented and enhanced by, JR Central's railway business. The primary focus of JR Central's non-transportation operations is the JR Central Towers complex, built above the Nagoya Station and completed in 1999, which houses the JR Nagoya Takashimaya department store, an office building and the Nagoya Marriott Associa Hotel. JR Central's non-transportation operations consist of three segments:

- *Merchandise and Other*, which includes the operation of the JR Nagoya Takashimaya department store, smaller retail outlets and restaurants utilizing space in or near railway station complexes, and sales of food and merchandise inside trains;
- *Real Estate*, which consists primarily of the management of JR Central Towers and other station complexes and other premises, including the leasing of space to retailers and other tenants; and
- *Other Services*, which includes the operation of the Nagoya Marriott Associa Hotel and four other Associa hotels, travel agency services and advertising, as well as construction, inspection, maintenance and repair services provided mainly to the Company and its subsidiaries and affiliates.

While JR Central's operating revenues from its transportation operations have been stable, JR Central's railway operations are affected by overall economic conditions, as a significant portion of its passengers on the *Tokaido* Shinkansen, estimated to be 60% to 70% of its passengers in surveys that JR Central has conducted from time to time, are business travelers. JR Central's railway operations are also affected by competition with airlines. JR Central's non-transportation operations are affected by changes in prevailing economic conditions and consumer spending.

The following table sets forth JR Central's operating revenues (before and after eliminations of intercompany revenues), operating costs and expenses and operating income (after elimination of intercompany operating costs and expenses and intercompany operating income) for the periods indicated:

| | Year ended March 31 | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | (billions of Yen) | | |
| Operating revenues before eliminations of intercompany revenues | ¥1,465.6 | ¥1,497.0 | ¥1,520.8 |
| Intercompany operating revenues | 102.6 | 112.9 | 111.3 |
| Operating revenues | 1,363.0 | 1,384.0 | 1,409.4 |
| Operating costs and expenses: | | | |
| Depreciation and amortization expenses | 221.0 | 225.4 | 250.8 |
| Personnel expenses | 234.5 | 233.5 | 232.5 |
| Allowance for large scale renovation of the Shinkansen infrastructure | 16.6 | 33.3 | 33.3 |
| Others | 549.3 | 547.2 | 544.9 |
| Total operating costs and expenses | 1,021.6 | 1,039.6 | 1,061.6 |
| Operating income | ¥ 341.4 | ¥ 344.4 | ¥ 347.8 |

**Segments**

JR Central conducts its business and reports its results of operations in four business segments. These segments are transportation (which consists primarily of the Company's Shinkansen operations), merchandise and other, real estate and other services. In fiscal 2005, JR Central derived 80.7% of its operating revenues and 94.1% of its operating income from its transportation segment. JR Central's three other segments collectively accounted for 19.3% of its operating revenues and 5.9% of its operating income in fiscal 2005 reflecting, among other things, revenues and operating income from the operation of the JR Central Towers complex.

The transportation segment accounted for 70.0% of JR Central's operating costs and expenses before eliminations for fiscal 2005, 28.8% of which consisted of depreciation and amortization from this segment. Operating costs and expenses of JR Central's three other segments collectively accounted for 30.0% of JR Central's operating costs and expenses before eliminations for fiscal 2005, reflecting, among other things, the operating costs and expenses of the JR Central Towers complex.

The following table sets forth the operating revenues, operating costs and expenses and operating income of each of the four segments for fiscal 2005:

| | Year ended March 31, 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Transportation | Merchandise and other | Real estate | Other services | Eliminations or corporate | Consolidated |
| | (billions of Yen) | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | ¥1,137.1 | ¥171.5 | ¥37.0 | ¥ 63.6 | — | ¥1,409.4 |
| Intercompany | 11.0 | 6.9 | 18.6 | 74.6 | ¥(111.3) | |
| Total | 1,148.2 | 178.5 | 55.7 | 138.2 | (111.3) | 1,409.4 |
| Operating costs and expenses | 821.1 | 172.9 | 42.8 | 136.0 | (111.3) | 1,061.6 |
| Operating income | ¥ 327.1 | ¥ 5.5 | ¥12.8 | ¥ 2.2 | ¥ 0.0 | ¥ 347.8 |

The following table sets forth the percentage of these four segments in JR Central's operating revenues and operating income for fiscal 2005:

| | Year ended March 31, 2005 | |
|---|---|---|
| | Percentage of operating revenues | Percentage of operating income |
| Transportation | 80.7% | 94.1% |
| Merchandise and Other | 12.2 | 1.6 |
| Real Estate: | 2.6 | 3.7 |
| Other Services | 4.5 | 0.6 |
| | 100.0% | 100.0% |

### *Transportation*

In fiscal 2005, JR Central's transportation segment recorded operating revenues of ¥1,137.1 billion, accounting for 80.7% of JR Central's operating revenues. JR Central's transportation segment generates substantially all of JR Central's operating income, accounting for 94.1% of its operating income for fiscal 2005.

Operating revenues from the transportation segment are comprised primarily of the Company's railway business revenues and, to a much lesser extent, its bus services revenues. The Company's railway business revenues are comprised of:

- Railway operations revenues, which consist of Shinkansen operations revenues and conventional railway operations revenues. Shinkansen operations revenues in turn consist of Shinkansen passenger operations revenues of the *Tokaido* Shinkansen and small-package services revenues derived from fees charged for the carriage of small packages on Shinkansen trains. Conventional railway operations revenues consist of conventional railway passenger operations revenues and small-package services revenues derived from fees charged for the carriage of small packages on conventional railway trains;

- Railway usage revenues, which consist of usage fees received primarily from JR Freight for the use of the Company's railway facilities; and

- Miscellaneous revenues, which consist of rental payments from other JR Passenger Companies for the use of the Company's rolling stock and from other JR Passenger Companies and other railway operators for the use of the Company's railway stations and other facilities, commissions for ticket sales of other JR Passenger Companies and rental fees for retail and other outlets located in the Company's stations and under the Company's elevated tracks.

The Company refers to total revenues from Shinkansen passenger operations and conventional railway passenger operations collectively as "railway passenger operations revenues". The Company refers to total revenues derived from fees charged for the carriage of small packages on its Shinkansen trains and on its conventional railway trains collectively as "total small-package services revenues".

Total railway business revenues were ¥1,100.9 billion, ¥1,118.6 billion and ¥1,140.8 billion for fiscal 2003, 2004 and 2005, respectively. Railway operations revenues accounted for 95.0%, 95.1% and 95.2% of total railway business revenues for fiscal 2003, 2004 and 2005, respectively, and Shinkansen passenger operations revenues accounted for 89.8%, 90.0% and 90.4% of railway operations revenues for the respective fiscal years. Since JR Central's Shinkansen operations offer a significantly higher value-added service than its conventional railway operations, particularly in terms of travel time, it generates substantially higher fares and surcharges per kilometer than conventional railway operations, leading to substantial revenues per passenger kilometer. Further, the passenger ridership of JR Central's *Tokaido* Shinkansen, which totalled 137 million passengers in fiscal 2005, is substantially higher than that of Shinkansen services operated by other JR Passenger Companies, contributing to higher annual passenger kilometers.

Railway passenger operations revenues are generated through sales of ordinary tickets and commuter passes of the *Tokaido* Shinkansen and conventional railway passenger operations. In fiscal 2005, 98.6% of the Shinkansen passenger operations revenues were derived from sales of ordinary tickets, which accounted for 84.8% of total railway business revenues, significantly exceeding revenues generated from other sources.

The following table shows certain information relating to the Company's railway business revenues for the periods indicated:

**Non-Consolidated Railway Business Revenues Data**

| | Year ended March 31 | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | (billions of Yen) | | |
| Railway passenger operations revenues: | | | |
| Shinkansen passenger operations revenues: | | | |
| Commuter passes | ¥ 13.2 | ¥ 13.2 | ¥ 13.8 |
| Ordinary tickets | 925.8 | 944.2 | 967.3 |
| Total | 939.0 | 957.4 | 981.1 |
| Conventional railway passenger operations revenues: | | | |
| Commuter passes | ¥ 32.0 | ¥ 32.3 | ¥ 32.5 |
| Ordinary tickets | 74.1 | 73.3 | 71.6 |
| Total | 106.2 | 105.6 | 104.1 |
| Railway operations revenues: | | | |
| Total commuter passes | ¥ 45.3 | ¥ 45.5 | ¥ 46.3 |
| Total ordinary ticket | 999.9 | 1,017.5 | 1,038.9 |
| Total small-package services | 0.1 | 0.2 | 0.2 |
| Total | 1,045.4 | 1,063.3 | 1,085.5 |
| Railway usage revenues | 3.2 | 3.2 | 3.4 |
| Miscellaneous revenues | 52.1 | 52.0 | 51.8 |
| Total railway business revenues | ¥1,100.9 | ¥1,118.6 | ¥1,140.8 |

Revenues from sales of ordinary tickets and commuter passes of the Shinkansen passenger operations and conventional railway passenger operations are generally a function of passenger ridership and applicable fares and surcharges. Passenger ridership is the number of passengers moving from one station to another and is measured by the record of purchased tickets, adjusted for cancelled tickets. Passenger kilometers is derived by multiplying passenger ridership with the distance in operating kilometers between stations traveled by such passengers. The number of operating kilometers has remained almost unchanged for several years and the average distance traveled per passenger has also remained relatively stable in recent years. Conventional railway passenger operations generally charge only fares but also require surcharges for express trains and upper-class seats available in some of its trains. JR Central generally calculates its fares and surcharges in proportion to the distance traveled under a system in which the per-kilometer fare decreases as the distance traveled increases. Fares and surcharges of the *Tokaido* Shinkansen and conventional railway services have not been raised since the Company was established in 1987, except for increases accompanying the introduction of a 3.0% consumption tax in 1989 and the 2.0% increase in the consumption tax rate in 1997. Therefore, JR Central expects passenger ridership and passenger kilometers to continue to be key factors in maintaining or increasing revenues from the Company's railway operations.

Shinkansen passenger ridership has remained relatively stable, ranging between an annual 128 million and 137 million passengers over the last ten fiscal years and has increased steadily for fiscal 2003, 2004 and 2005, with 130 million, 132 million and 137 million annual passengers, respectively. Conventional railway passenger ridership has remained stable as well, with 373 million, 374 million and 374 million passengers for fiscal 2003, 2004 and 2005, respectively. Shinkansen passenger kilometers were 39.6 billion, 40.3 billion and 41.6 billion for fiscal 2003, 2004 and 2005, respectively. Conventional railway passenger kilometers were 8.9 billion, 8.9 billion and 8.9 billion for fiscal 2003, 2004 and 2005, respectively.

For fiscal 2003, 2004 and 2005, miscellaneous revenues accounted for 4.7%, 4.7% and 4.5% and railway usage revenues accounted for 0.3%, 0.3% and 0.3% of total railway business revenues, respectively.

As a result of the relatively stable passenger ridership and generally unchanged fares and surcharges on the Shinkansen passenger operations and conventional railway passenger operations, railway passenger operations revenues have also remained relatively stable in recent years. The following table shows revenues from the sale of ordinary tickets and commuter passes of the *Tokaido* Shinkansen and conventional railway services from fiscal 1996 to fiscal 2005:

| | Year ended March 31 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
| | (billions of Yen) | | | | | | | | | |
| Shinkansen passenger operations revenues: | | | | | | | | | | |
| Commuter pass | ¥ 10.8 | ¥ 11.7 | ¥ 12.1 | ¥ 12.5 | ¥ 12.5 | ¥ 12.7 | ¥ 13.0 | ¥ 13.2 | ¥ 13.2 | ¥ 13.8 |
| Ordinary tickets | 914.5 | 941.2 | 949.1 | 913.0 | 901.1 | 919.2 | 943.7 | 925.8 | 944.2 | 967.3 |
| Conventional railway passenger operations revenues: | | | | | | | | | | |
| Commuter pass | ¥ 32.1 | ¥ 32.6 | ¥ 31.8 | ¥ 32.1 | ¥ 31.8 | ¥ 32.1 | ¥ 32.0 | ¥ 32.0 | ¥ 32.3 | ¥ 32.5 |
| Ordinary tickets | 86.9 | 87.1 | 84.8 | 80.0 | 78.0 | 76.7 | 75.7 | 74.1 | 73.3 | 71.6 |

Shinkansen passenger operations revenues totaled ¥939.0 billion, ¥957.4 billion and ¥981.1 billion and conventional railway passenger operations revenues totaled ¥106.2 billion, ¥105.6 billion and ¥104.1 billion for fiscal 2003, 2004 and 2005, respectively. As to conventional railway passenger operations, a decrease in revenues from ordinary tickets by 3.3%, while partially offset by a slight increase in revenues from commuter passes, resulted in a slight decrease of conventional railway passenger operations revenues by 1.4% between fiscal 2003 and fiscal 2005. A decrease in revenues from ordinary tickets of conventional railway passenger operations has continued over the past eight fiscal years due to factors such as decreased passenger ridership on express trains resulting from factors including more travelers switching to car travel due to improved highways, leading to decreased passenger kilometers from ordinary tickets.

### *Merchandise and Other*

In fiscal 2005, JR Central's merchandise and other segment recorded operating revenues of ¥171.5 billion, accounting for 12.2% of JR Central's operating revenues, and operating income of ¥5.5 billion, accounting for 1.6% of JR Central's operating income. Revenues from the merchandise and other segment consist mainly of revenues related to the operation of the JR Nagoya Takashimaya department store, which achieved more than 10% annual growth in revenues in the first three years of operation and approximately 9% and 2% in fiscal 2004 and 2005, respectively, as well as revenues from smaller retail outlets such as convenience stores and restaurants located in or near railway station complexes and sales of food and other goods inside trains. In fiscal 2005, revenues generated through the JR Nagoya Takashimaya department store accounted for 49% of the operating revenues of this segment.

### *Real Estate*

In fiscal 2005, JR Central's real estate segment recorded operating revenues of ¥37.0 billion, accounting for 2.6% of JR Central's operating revenues, and operating income of ¥12.8 billion, accounting for 3.7% of JR Central's operating income. Revenues from the real estate segment consist of revenues related to the operations of JR Central Towers complex, including the leasing of office, retail and restaurant space, as well as rental revenues from other office buildings and station complexes developed on property already owned by JR Central within or near stations throughout JR Central's railway network. In fiscal 2005, leases and other revenues from the JR Central Towers complex comprised the largest share of revenues for this segment. Residential real estate sales and rental revenues from the Marunouchi Chuo Building also contributed to operating revenues in this segment in fiscal 2005.

### *Other Services*

In fiscal 2005, JR Central's other services segment recorded operating revenues of ¥63.6 billion, accounting for 4.5% of JR Central's operating revenues, and operating income of ¥2.2 billion, accounting for 0.6% of JR Central's operating income. Revenues from the other services segment consist primarily of revenues related to the operations of the Nagoya Marriott Associa Hotel and, to a lesser extent, four other Associa hotels in Shizuoka, Takayama, Toyohashi and Nagoya. To a lesser extent, construction work

commissioned by third parties and travel agency services also contribute to revenues in this segment. JR Central also records significant intercompany revenues from transactions with other JR Central group companies, including revenues from railway inspection and maintenance, internal information system development and maintenance, construction work and advertisements.

## Factors Affecting Results of Operations

### *Operating Revenues*

#### *Transportation*

JR Central's transportation operations consist mainly of its operations of the *Tokaido* Shinkansen, its conventional railway operations and, to a much lesser extent, its bus services. Revenues from sales of ordinary tickets and commuter passes of the Shinkansen passenger operations and conventional railway passenger operations are generally a function of passenger ridership and applicable fares and surcharges. As JR Central has not increased its fares and surcharges except for two occasions relating to the introduction and increase of the consumption tax, JR Central believes that passenger ridership and passenger kilometers will continue to be key factors in maintaining or increasing revenues from its railway operations.

Passenger ridership is affected mainly by general economic conditions and competition with airlines. Revenues generated from ordinary tickets are more affected by general economic conditions than revenues from sales of commuter passes. JR Central estimates from surveys it has conducted from time to time that 60% to 70% of the *Tokaido* Shinkansen's passengers are business travelers and that non-business travelers, such as homeward travelers and leisure travelers, comprise the remaining portion. Long-distance business and leisure travels are affected by various economic factors, including overall business activity levels and the amount of disposable income available to families and individuals, respectively. While business travelers are in general less price sensitive than non-business travelers, changes in the general economic conditions in JR Central's marketing area and throughout Japan may result in changes such as the frequency of travel as well as the class of service used on the *Tokaido* Shinkansen, which will directly affect passenger ridership and revenues. Changes in JR Central's passenger kilometers have historically had a general correlation with changes in Japan's real GDP. The following table shows passenger kilometers of Shinkansen passenger operations and Japan's real GDP during the last ten fiscal years:

**_Tokaido_ Shinkansen Passenger Kilometers and Japan's Real GDP**

| | Year ended March 31 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 |
| | (billions of passenger kilometers and trillions of Yen, except percentages) | | | | | | | | | |
| Passenger kilometers of Shinkansen passenger operations | 39.8 | 41.0 | 41.1 | 39.4 | 38.9 | 39.7 | 40.6 | 39.6 | 40.3 | 41.6 |
| Percentage change from previous year | 2.3% | 3.1% | 0.3% | (4.1)% | (1.3)% | 2.0% | 2.3% | (2.4)% | 1.9% | 3.0% |
| Japan's real GDP | ¥484 | ¥501 | ¥504 | ¥499 | ¥502 | ¥515 | ¥509 | ¥513 | ¥524 | ¥534 |
| Percentage change from previous year | 2.5% | 3.6% | 0.6% | (0.9)% | 0.6% | 2.5% | (1.1)% | 0.8% | 2.0% | 1.9% |

*Source:* Annual Report on National Accounts; JR Central

Competition with airlines has increased in recent years due to intense price-cutting by, and increased frequency of service of, airlines. While JR Central estimates that in fiscal 2004, on a passenger ridership basis, JR Central's market share of the *Tokaido* Shinkansen for passenger travel using railways or airlines was nearly 100% between the Tokyo and Nagoya metropolitan areas and was approximately 81% between the Tokyo and Osaka metropolitan areas, competition with domestic airlines could increase in the future. While increased competition will affect passenger ridership and revenues of the *Tokaido* Shinkansen, JR Central has taken

measures, such as the opening of the Shinagawa Shinkansen Station and a drastic timetable revision in October 2003, to compete more effectively with airlines.

JR Central's transportation revenues increased in each of fiscal 2004 and 2005. The increases in fiscal 2004 and 2005 were primarily due to the opening of the new Shinagawa Shinkansen Station in Tokyo and the timetable revision, which substantially increased the number of *Nozomi* departures, in October 2003.

JR Central believes that revenues from its transportation segment will remain stable, led by revenues from the *Tokaido* Shinkansen. The ability of the *Tokaido* Shinkansen to continue to generate stable revenues depends greatly on its safety, reliability, punctuality, high speed, frequency, capacity and quality of services offered.

*Merchandise and Other*

The primary factor that affects revenues from the merchandise and other segment is the level of competition with other major department stores, primarily located in central Nagoya, including the Matsuzakaya department store, and retail outlets and restaurants located within or near station complexes. In March 2005, a new Mitsukoshi department store in central Nagoya opened and other retail developments are expected to be completed in 2006 and 2007, which is expected to result in increased competition. While future competition is likely to intensify for the JR Nagoya Takashimaya department store, JR Central expects to increase its competitiveness by capitalizing on the customer base and brand image the JR Nagoya Takashimaya department store has developed since the store opened, as well as on its prime location and on synergies created with other neighboring tenants in JR Central Towers, and improving its operations to gain additional customer support in order to maintain stable revenue levels in the future. Other factors that affect revenues from this segment include general economic conditions, consumer spending, passenger ridership of trains that stop at stations with station complexes and the ability of station complexes to attract retail consumers.

*Real Estate*

Factors that affect revenues from the real estate segment include the addition of new office and retail space, such as the opening of JR Central's new building above Shin-Yokohama Station scheduled for 2008, the availability of and competition with other office and retail space near Nagoya Station, which is expected to increase upon the completion of new office buildings in 2006 and 2007, the revenues of retailers and restaurant tenants, the amount of space available for lease, market rent levels and the occupancy rate of such space, which are all in turn affected by changes in prevailing economic conditions. In nearly all cases, rents on leases to retailers and restaurants consist of a fixed portion and a variable portion, the fixed portion generally constituting a higher ratio than the variable portion. The variable portion is linked to the lessee's revenues from the leased space and is thus directly affected by consumer spending.

*Other Services*

Revenues from the other services segment, especially revenues from JR Central's hotel operations and travel agency services, are primarily affected by changes in general economic conditions which impact the level, frequency and nature of business and leisure travel. For instance, changes in consumer spending and prevailing economic conditions affect the occupancy rate and utilization of JR Central's hotels by business travelers, tourists and other hotel guests. Another factor that affects revenues in this segment is competition, including competition of the Nagoya Marriott Associa Hotel with other luxury hotels, primarily in central Nagoya. While JR Central expects that the Nagoya Marriott Associa Hotel will sustain a stable occupancy rate due to its convenient location and high quality of services, it is unlikely that its occupancy rate of 86.4% in fiscal 2005, which is higher than the occupancy rates of competitor hotels in central Nagoya, will increase significantly in the future.

***Operating Costs and Expenses***

JR Central recorded operating costs and expenses of ¥1,061.6 billion for fiscal 2005. JR Central's operating costs and expenses consist of transportation, other services and cost of sales, and selling, general and administrative expenses.

*Transportation, Other Services and Cost of Sales.* For fiscal 2005, JR Central's transportation, other services and cost of sales was ¥887.9 billion. Transportation, other services and cost of sales primarily includes:

- personnel expenses for personnel, other than sales and administrative personnel, including salaries, wages and bonuses, as well as severance and retirement benefits for such personnel in the transportation segment; and

- other operating costs and expenses, including depreciation related primarily to transportation operations, repair and maintenance expenses, costs of goods purchased for the JR Nagoya Takashimaya department store and other retail outlets in the merchandise and other segment, payments to other JR Passenger Companies of commissions for ticket sales and taxes.

*Selling, General and Administrative Expenses.* For fiscal 2005, JR Central's selling, general and administrative expenses were ¥173.6 billion. Selling, general and administrative expenses primarily include:

- personnel expenses for sales and administrative personnel, including salaries, wages, bonuses and severance and retirement benefits for sales and administrative personnel; and

- other expenses, including depreciation and amortization related to non-transportation operations, charitable contributions (including the donation to local governments of land related to the Shinkansen operations for which JR Central has determined that it no longer has any productive use), subcontracting expenses and software-related expenses.

*Depreciation and Amortization Expenses.* JR Central's depreciation and amortization expenses are recorded in transportation, other services and cost of sales and in selling, general and administrative expenses, the former constituting the majority. JR Central's depreciation and amortization expenses of ¥250.8 billion for fiscal 2005 consist of ¥236.2 billion of depreciation and amortization related to transportation operations and ¥14.5 billion of depreciation and amortization related to non-transportation operations, primarily JR Central Towers. A significant portion of the former category is depreciation and amortization expenses related to the *Tokaido* Shinkansen assets, primarily the Shinkansen railway ground facilities and, to a lesser extent, JR Central's stations and related facilities, which include the Shinagawa Shinkansen Station completed in October 2003. See "Historical Background of JR Central" for a discussion of the transfer of Shinkansen assets to JR Central.

The depreciation and amortization of all of JR Central's depreciable assets of its railway business is calculated under the declining-balance method, except for certain railway ground facilities of conventional railway operations and those relating to the Superconducting Maglev testing facilities such as rails and overhead contact lines, which are accounted for by the replacement-accounting method. The method for calculating depreciation of buildings and structures for Shinkansen facilities was changed from the straight-line method to the declining-balance method starting in fiscal 2005. Though the straight-line method was elected when the *Tokaido* Shinkansen assets were transferred to JR Central in 1991, the increased capital expenditures required in connection with the addition of the Shinagawa Shinkansen Station and the drastic revision of the *Tokaido* Shinkansen timetable favored the adoption of the declining-balance method which allows JR Central to allocate higher depreciation expenses to the earlier years of the useful lives of those assets, thereby increasing JR Central's internal reserves available for other uses in those years. This change to the declining-balance method was the primary reason for which depreciation, which had remained stable at ¥221.0 billion in fiscal 2003 and ¥225.4 billion in fiscal 2004, increased by ¥25.3 billion to ¥250.8 billion in fiscal 2005. The depreciation method of certain Shinkansen railway ground facilities changed from the replacement-accounting method to the straight-line method starting in fiscal 2004 and to the declining-balance method starting in fiscal 2005. In fiscal 2004, JR Central also revised its estimate of the useful lives of some of these certain Shinkansen railway ground facilities such as rails, points, point switch movements and overhead contact lines to agree with the actual cycles of replacement. The combined effect in fiscal 2004 of changing to the straight-line method and revising its estimate of the useful lives was to increase operating costs by ¥13.9 billion in fiscal 2004.

The range of statutory useful lives is principally from two to 60 years for buildings and structures, and from two to 20 years for machinery and equipment and the useful life of rolling stock is 13 years. JR Central depreciates its Shinkansen rolling stock over a period that is shorter than the statutory useful life of 13 years, due to additional depreciation that is provided for based on kilometers traveled, which is significant for the *Tokaido* Shinkansen rolling stock in comparison with conventional railway rolling stock. JR Central expects to continue to incur significant depreciation and amortization expenses in connection with its *Tokaido* Shinkansen assets going forward.

*Personnel Expenses.* JR Central's personnel expenses are recorded in transportation, other services and cost of sales and in selling, general and administrative expenses, the former constituting the majority. JR Central's personnel expenses totaled ¥232.5 billion in fiscal 2005, accounting for 21.9% of operating costs and expenses. Employees of JR Central are generally entitled to receive lump-sum severance and retirement benefits in accordance with their length of service and base salary at the time of severance or retirement. Service with JNR is included within an employee's length of service with JR Central.

*Allowance for Large Scale Renovation of the Shinkansen Infrastructure.* The concept of an allowance for large scale renovation of the Shinkansen infrastructure was introduced by an amendment to the Shinkansen Development Law that became effective in 2002. The Minister has designated JR Central as a company that is required to reserve an allowance for large scale renovation of the Shinkansen infrastructure. In accordance with JR Central's plan concerning the allowance for large scale renovation of the Shinkansen infrastructure approved by the Minister on October 1, 2002, JR Central established the reserve in October 2002 and is required to reserve up to ¥500 billion for large scale renovation costs, estimated to total ¥1 trillion, by making equal annual installments of approximately ¥33.3 billion per year (¥16.6 billion in the year ended March 31, 2003) over a 15-year period. Following the expiration of this 15-year period, there will be a reversal of this reserve paid out in equal amounts each year for the subsequent 10 years. Although the amount reserved is included in operating costs and expenses under transportation, other services and cost of sales, and will be considered as a tax-deductible expense, the subsequent reversals will be subject to tax, with the effect that the payment of tax will be deferred to later fiscal years. JR Central intends to devote its efforts in maintaining the Shinkansen infrastructure such as by effectively utilizing the allowance for large scale renovation and working towards improving JR Central's financial condition through the reduction of its long-term debt and long-term payables, as well as by carrying out research and development with regard to improved maintenance, construction and engineering methods.

***Other Income (Expenses)***

Other income (expenses) includes primarily interest expense in connection with long-term debt and long-term payables, loss on debt assumption, loss on sales of property and equipment, gain on sales of investment securities, interest and dividend income and other, net. Other, net consists primarily of loss from early repayment of long-term debt. JR Central recorded other expenses, net of ¥188.4 billion for fiscal 2005.

*Interest Expense.* JR Central's interest expense is the most significant component of other expenses, totaling ¥179.2 billion in fiscal 2005, a substantial majority of which was accrued on long-term payables relating to *Tokaido* Shinkansen assets. See "— Transfer of Shinkansen Assets" below for a discussion of the transfer of Shinkansen assets to JR Central. JR Central's interest expense has decreased over time, and is expected to continue to decrease, due to the reduction of the amount of its long-term debt and long-term payables outstanding and a gradual decline of average rates of interest paid on such liabilities. JR Central services its long-term payables semi-annually in equal installments each year. In addition, in order to accelerate reduction of its long-term debt and long-term payables, JR Central has utilized measures such as prepayments approved by JRTT or its predecessor, the CATT, and entering into debt assumption agreements with financial institutions and a special purpose entity. JR Central refinances a portion of its long-term debt and long-term payables as it matures, and therefore increases in market interest rates may increase its interest expense with respect to such refinancing. However, JR Central believes that changes in market interest rates would have only a limited effect on its interest expense because variable-rate payables from the first tranche of JR Central's long-term payables incurred for the purchase of railway ground facilities are linked to the funding costs of JRTT, which are generally based on long-term borrowings with fixed interest rates, and liabilities subject to an effective variable rate of interest account for less than 10% of JR Central's total long-term debt and long-term payables (including current portion). See "— Liquidity and Capital Resources — Financing Activities".

*Loss on Debt Assumption.* Consistent with JR Central's corporate strategy to continue improving its financial condition by prioritizing the reduction of its long-term debt and long-term payables, to the extent permitted by its cash flow, JR Central has reduced the portion of its long-term payables incurred for the purchase of railway ground facilities that cannot be repaid in an accelerated manner for statutory or other reasons by entering into debt assumption agreements with financial institutions and a special purpose entity. Under these agreements, JR Central in effect transfers the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity and in return provides cash or Japanese national government bonds for the payment of principal and interest on the long-term payables. The value of cash and Japanese national government bonds to be transferred is calculated based on the present value of principal and future interest payments. Through these debt assumption agreements, JR Central in effect

defeases its obligations with respect to the relevant long-term payables. The obligations are derecognized and treated as having been repaid for accounting purposes and are included in contingent obligations that will materialize in the event of default by the financial institutions or the special purpose entity. JR Central recognizes a gain or loss to the extent that the value of the assets transferred to the financial institutions and special purpose entity is less than or exceeds, respectively, the book value of the debt to be defeased.

In fiscal 2004 and 2005, JR Central entered into debt assumption agreements, pursuant to which ¥51.4 billion and ¥83.3 billion of the balance of long-term payables was derecognized, respectively. The related losses on this debt assumption activity in fiscal 2004 and 2005 amounted to ¥17.7 billion and ¥29.7 billion, respectively, reflecting prevailing interest rates that were significantly lower than the rates payable on the debt that was defeased.

### *Income Taxes*

Income taxes include corporation, enterprise and inhabitants taxes. In fiscal 2005, income taxes totaled ¥61.3 billion. The normal effective statutory tax rate on taxable income was 40% for fiscal 2005 compared to 42% for fiscal 2004 due to the introduction of the tax reform law concerning enterprise tax in fiscal 2005. Under the tax reform law concerning enterprise tax, a certain portion of enterprise tax is calculated based on factors such as personnel expenses, net interest expense and net rent, and capital, while previously such calculation was solely based on income.

### *Transfer of Shinkansen Assets*

Upon the abolishment of the Shinkansen leasing arrangement in October 1991, the Company was required by the Law Concerning the Transfer of Shinkansen-related Railway Assets to assume liabilities in the amount of approximately ¥5,095.6 billion, which was stated on its balance sheet as long-term payables incurred for the purchase of railway ground facilities. Together with the Company's assumption of JNR's long-term debt in the amount of ¥319.1 billion in connection with the Company's establishment in 1987, this resulted in the Company assuming a total of ¥5,456.2 billion in liabilities, or over five times its annual transportation revenues as of March 31, 1992. Despite the assumption of these significant liabilities, JR Central believes that the abolishment of the Shinkansen leasing arrangement was beneficial to JR Central, which was able to properly account for liabilities which were previously off-balance sheet and to retain necessary funds for investment in maintenance and improvement of the *Tokaido* Shinkansen through depreciation of the assets. JR Central therefore believes that the abolishment of the Shinkansen leasing arrangement eventually facilitated the Company's initial public offering and listing in 1997.

### *Investment Securities*

Except for investments in subsidiaries or affiliates, which are neither consolidated nor accounted for under the equity method, all securities must be classified into trading securities, held-to-maturity securities or other securities. According to Japanese GAAP, when there is a significant decline in fair value of held-to-maturity securities or other securities, the decline must be recognized as a devaluation loss on the income statement, unless there is a likelihood of recovery in fair value. For held-to-maturity securities or other securities whose fair value is not readily determinable, when the companies which issued such securities have incurred substantial losses that are deemed to be permanent, such securities must be reduced to net realizable value by a charge to income.

JR Central held other securities with a fair value of ¥32.9 billion and ¥32.9 billion as of March 31, 2004 and 2005, respectively. As of March 31, 2005, ¥32.5 billion of the other securities with a fair value consisted of equity securities, of which ¥31.0 billion was attributable to securities for which the market value exceeded cost, and the aggregate difference between market value and cost for these securities was ¥18.1 billion. As of March 31, 2005, net unrealized holding gains on securities included in shareholders' equity were ¥10.8 billion, substantially all of which was attributable to equity securities held by JR Central. JR Central held equity securities of non-consolidated subsidiaries and associated companies of ¥9.4 billion and ¥9.4 billion as of March 31, 2004 and 2005, respectively.

**Outlook**

JR Central's railway passenger volume increased in the first quarter of fiscal 2006 compared to the corresponding period of the previous fiscal year, reflecting an increase of 6% (due to increases of 5% in April, 3% in May and 11% in June compared to the corresponding periods of the previous fiscal year) in passenger volume of the *Tokaido* Shinkansen associated in part with the 2005 World Exposition in Aichi Prefecture. Passenger volume is calculated as the sum of the number of passengers riding through a designated area on a train route for each train that JR Central operates, as counted by JR Central. As passenger volume generally correlates with passenger ridership, and passenger ridership is a key factor affecting revenues from JR Central's railway operations, JR Central uses passenger volume as a rough indicator of operating revenues for a given period, which are generally determined after passenger volume data becomes available. However, the change in operating revenues may deviate upward or downward from the change in passenger volume for the period.

Based on its preliminary review, JR Central anticipates that its operating revenues for fiscal 2006 will increase slightly compared to fiscal 2005. For the first half of fiscal 2006, JR Central anticipates a slight increase in operating revenues compared to the corresponding period of the previous fiscal year, primarily due to increased passenger ridership on the *Tokaido* Shinkansen and conventional railways associated with the 2005 World Exposition in Aichi Prefecture. For the second half of fiscal 2006, JR Central anticipates a slight decrease in operating revenues compared to the corresponding period of the previous fiscal year, primarily because revenues from its transportation segment are expected to be lower than in the second half of fiscal 2005 due to higher passenger ridership in the second half of fiscal 2005 mainly associated with preparations for the 2005 World Exposition in Aichi Prefecture which started on March 25, 2005.

Consistent with the increase in operating revenues, JR Central expects that its operating income will increase slightly for fiscal 2006 compared to fiscal 2005. For the first half of fiscal 2006, JR Central expects that net income will increase slightly compared to the corresponding period of the previous fiscal year because, while a slight increase in operating revenues and lower interest expense are expected to contribute to an increase in net income, it does not expect a substantial gain from a sale of securities during the first half of fiscal 2006 similar to the substantial gain it received in the first half of fiscal 2005 from the sale of common stock of Vodafone K.K. For the second half of fiscal 2006, JR Central expects net income to decrease slightly compared to the corresponding period of the previous fiscal year due to the decrease in operating revenues, which is expected to be only partially offset by the positive effect of lower interest expense, resulting in relatively flat annual net income for fiscal 2006 as compared with that of fiscal 2005.

The foregoing statements are forward-looking statements based upon the assumption and beliefs of JR Central's management regarding economic and market conditions, JR Central's performance under those conditions and other factors, and are subject to qualifications described under "Forward-Looking Statements". JR Central's actual results of operations could vary significantly from those described above as the result of factors including those discussed elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors".

**Results of Operations**

JR Central has prepared and included in this Offering Circular audited Consolidated Statements of Income with respect to fiscal 2003, 2004 and 2005. Pursuant to Japanese GAAP, the Consolidated Financial Statements include the accounts of JR Central, including 30 consolidated subsidiaries as of March 31, 2005. In addition, as of March 31, 2005, JR Central had two affiliates that were accounted for in the Consolidated Financial Statements under the equity method. JR Central's non-consolidated subsidiaries and non-consolidated affiliates are accounted for under the cost method.

The following table sets forth selected financial data for the periods indicated:

| | As of or for the year ended March 31 | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | | (billions of Yen) | |
| Operating revenues | ¥1,363.0 | ¥1,384.0 | ¥1,409.4 |
| Operating costs and expenses: | | | |
| Transportation, other services and cost of sales | 842.9 | 871.2 | 887.9 |
| Selling, general and administrative expenses | 178.7 | 168.4 | 173.6 |
| Total operating costs and expenses | 1,021.6 | 1,039.6 | 1,061.6 |
| Operating income | 341.4 | 344.4 | 347.8 |
| Other income (expenses): | | | |
| Interest and dividend income | 0.5 | 0.5 | 0.7 |
| Interest expense | (207.4) | (193.6) | (179.2) |
| Gain on sales of investment securities, net | 4.0 | 0.7 | 21.7 |
| Loss on sales of property and equipment | (1.1) | (3.4) | (2.2) |
| Loss on debt assumption | (17.9) | (17.7) | (29.7) |
| Other, net | (11.6) | (5.5) | 0.4 |
| Other expenses, net | (233.4) | (219.1) | (188.4) |
| Income before income taxes and minority interests | 107.9 | 125.3 | 159.4 |
| Income taxes: | | | |
| Current | 67.1 | 64.9 | 71.9 |
| Deferred | (10.0) | (13.2) | (10.6) |
| Total income taxes | 57.1 | 51.7 | 61.3 |
| Minority interests in earnings of consolidated subsidiaries | 1.7 | 1.2 | 2.0 |
| Net income | ¥ 49.0 | ¥ 72.2 | ¥ 96.0 |

### *Fiscal 2005 Compared to Fiscal 2004*

*Operating Revenues.* Total operating revenues for fiscal 2005 increased 1.8%, or ¥25.4 billion, to ¥1,409.4 billion from ¥1,384.0 billion in fiscal 2004 due primarily to increases in revenues driven by an increase in Shinkansen operations revenues and the continued growth of revenues from operations of the JR Nagoya Takashimaya department store.

Operating revenues from the transportation segment for fiscal 2005 increased 2.0%, or ¥22.6 billion, to ¥1,137.1 billion from ¥1,114.5 billion in fiscal 2004 primarily due to increased revenues generated from Shinkansen operations. Total railway business revenues for fiscal 2005 increased 2.0%, or ¥22.1 billion, to ¥1,140.8 billion from ¥1,118.6 billion in fiscal 2004 due primarily to a full year of increased revenues derived from increased passenger ridership on the *Tokaido* Shinkansen generated by factors including the opening of the new Shinagawa Shinkansen Station, a drastic timetable revision focusing on increased frequency of the *Nozomi* trains in October 2003, and revised pricing and service options being reflected throughout all of fiscal 2005 as compared with only six months in fiscal 2004, and increased train departures during the regular morning and evening rush hours and holidays and vacation seasons. JR Central believes that the current improved economic conditions had a positive effect on its operating revenues in fiscal 2005.

Shinkansen passenger kilometers in fiscal 2005 increased 3.0% compared to fiscal 2004. Shinkansen passenger operations revenues in fiscal 2005 increased 2.5%, or ¥23.7 billion, to ¥981.1 billion from ¥957.4 billion in fiscal 2004. Shinkansen passenger operations ordinary tickets revenues in fiscal 2005 increased 2.4%, or ¥23.1 billion, to ¥967.3 billion from ¥944.2 billion in fiscal 2004. Shinkansen passenger operations commuter passes revenues in fiscal 2005 increased 4.4%, or ¥0.5 billion, to ¥13.8 billion from ¥13.2 billion in fiscal 2004.

In fiscal 2005, conventional railway passenger kilometers decreased 0.1% compared to fiscal 2004. Conventional railway passenger operations revenues in fiscal 2005 decreased 1.4%, or ¥1.4 billion, to ¥104.1 billion from ¥105.6 billion in fiscal 2004 primarily due to a decrease in passenger ridership on the express services, while passenger ridership on local trains in the Nagoya and Shizuoka areas, which comprise a substantial portion of conventional railway passenger operations revenues, remained stable. Conventional railway passenger operations ordinary tickets revenues in fiscal 2005 decreased 2.3%, or ¥1.6 billion, to ¥71.6 billion from ¥73.3 billion in fiscal 2004. Conventional railway passenger operations commuter passes revenues in fiscal 2005 remained generally unchanged, increasing 0.6%, or ¥0.1 billion, to ¥32.5 billion from ¥32.3 billion in fiscal 2004.

Operating revenues from the three non-transportation segments, namely, merchandise and other, real estate and other services for fiscal 2005 increased 1.0%, or ¥2.7 billion, to ¥272.3 billion from ¥269.5 billion in fiscal 2004. The increase was due mainly to the continued increase in revenues, though at a rate lower than that of the previous year, from the operations of the JR Nagoya Takashimaya department store.

*Operating Costs and Expenses.* Total operating costs and expenses in fiscal 2005 increased by 2.1%, or ¥22.0 billion, to ¥1,061.6 billion from ¥1,039.6 billion in fiscal 2004. Total operating costs and expenses accounted for 75.3% of total operating revenues in fiscal 2005 and 75.1% of total operating revenues in fiscal 2004. Expenses for transportation, other services and cost of sales increased 1.9%, or ¥16.7 billion, to ¥887.9 billion in fiscal 2005 from ¥871.2 billion in fiscal 2004 reflecting, among other things, the adoption in fiscal 2005 of the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities and the Superconducting Maglev testing facilities. Higher depreciation expenses were partially offset by a decrease in retirement costs related to the ATC system and personnel expenses. Selling, general and administrative expenses increased 3.1%, or ¥5.2 billion, to ¥173.6 billion in fiscal 2005 from ¥168.4 billion in fiscal 2004 primarily as a result of higher software-related expenses for upgrading systems for internal operations such as personnel, accounting and JR Central's intranet.

*Operating Income.* As a result of the foregoing, operating income in fiscal 2005 increased 1.0%, or ¥3.3 billion, to ¥347.8 billion from ¥344.4 billion in fiscal 2004. Operating income constituted 24.7% of operating revenues in fiscal 2005 compared with 24.9% in fiscal 2004.

*Other Income (Expenses).* Other expenses, net decreased 14.0%, or ¥30.7 billion, to ¥188.4 billion in fiscal 2005 from ¥219.1 billion in fiscal 2004 primarily as a result of a substantial increase in gain on sale of investment securities, net and decreased interest expense, which more than offset an increase in loss on debt assumption.

Gain on sale of investment securities, net increased by ¥21.0 billion to ¥21.7 billion in fiscal 2005 due to the sale of common stock of Vodafone K.K. Total interest expense in fiscal 2005 decreased 7.4%, or ¥14.4 billion, to ¥179.2 billion from ¥193.6 billion in fiscal 2004 primarily as a result of the ongoing reduction in total long-term debt and long-term payables (including the refinancing of debt at lower rates) and a decrease in the variable interest rate of the first tranche of JR Central's long-term payables. The average interest rate on total long-term debt and long-term payables (including current portion) was 4.5% as of March 31, 2005 compared with 4.6% as of March 31, 2004. See " — Liquidity and Capital Resources — Financing Activities".

The increase in gain on sale of investment securities, net and decrease in interest expense in fiscal 2005 were partly offset by an increase in loss on debt assumption from ¥17.7 billion in fiscal 2004 to ¥29.7 billion as JR Central increased the amount of its long-term payables for which it entered into debt assumption agreements from ¥51.4 billion in fiscal 2004 to ¥83.3 billion in fiscal 2005. JR Central also recognized a ¥2.2 billion loss on sales of property and equipment in fiscal 2005, including a loss of ¥0.6 billion resulting from transactions between the Company and its subsidiaries not eliminated in consolidation, compared to a loss on sales of property and equipment of ¥3.4 billion in fiscal 2004.

Other, net was a net income of ¥0.4 billion in fiscal 2005 compared with a net expense of ¥5.5 billion in fiscal 2004. This difference is attributable to write-downs in fiscal 2004 of real estate (including land related to Shinkansen operations owned by JR Central for which it has determined that JR Central no longer has any productive use).

*Income Before Income Taxes and Minority Interests.* As a result of the foregoing, income before income taxes and minority interests in fiscal 2005 increased 27.2%, or ¥34.1 billion, to ¥159.4 billion from ¥125.3 billion in fiscal 2004. Income before income taxes and minority interests constituted 11.3% of operating revenues in fiscal 2005 compared with 9.1% in fiscal 2004.

*Income Taxes.* Income taxes in fiscal 2005 (net of current and deferred income taxes) increased 18.5%, or ¥9.5 billion, to ¥61.3 billion from ¥51.7 billion in fiscal 2004. JR Central's actual effective tax rate in fiscal 2005 was 38% compared with 41% in fiscal 2004. This decrease in the effective tax rate was primarily due to the introduction of the tax reform law concerning enterprise tax in fiscal 2005.

*Net Income.* As a result of the foregoing, net income for fiscal 2005 increased 32.9%, or ¥23.8 billion, to ¥96.0 billion from ¥72.2 billion in fiscal 2004. Net income constituted 6.8% of operating revenues in fiscal 2005 compared with 5.2% in fiscal 2004.

*Fiscal 2004 Compared to Fiscal 2003*

*Operating Revenues.* Total operating revenues for fiscal 2004 increased 1.5%, or ¥21.0 billion, to ¥1,384.0 billion from ¥1,363.0 billion in fiscal 2003 due primarily to increases in revenues driven by an increase in Shinkansen revenues and the continued growth of revenues from operations of the JR Nagoya Takashimaya department store.

Operating revenues from the transportation segment for fiscal 2004 increased 1.6%, or ¥17.6 billion, to ¥1,114.5 billion from ¥1,096.8 billion in fiscal 2003 primarily due to increased revenues generated from Shinkansen operations. Total railway business revenues for fiscal 2004 increased 1.6%, or ¥17.7 billion, to ¥1,118.6 billion from ¥1,100.9 billion in fiscal 2003 due primarily to increased revenues derived from increased passenger ridership on the *Tokaido* Shinkansen attributed to factors including the opening of the new Shinagawa Shinkansen Station, a drastic timetable revision focusing on increased frequency of the *Nozomi* and revised pricing and service options in the second half of fiscal 2004.

Shinkansen passenger kilometers in fiscal 2004 increased 1.9% compared to fiscal 2003. Shinkansen passenger operations revenues in fiscal 2004 increased 2.0%, or ¥18.3 billion, to ¥957.4 billion from ¥939.0 billion in fiscal 2003. Shinkansen passenger operations ordinary tickets revenues increased 2.0%, or ¥18.3 billion, to ¥944.2 billion in fiscal 2004 from ¥925.8 billion in fiscal 2003. Shinkansen passenger operations commuter passes revenues remained generally unchanged at ¥13.2 billion in fiscal 2004.

In fiscal 2004, conventional railway passenger kilometers increased 0.6% compared to fiscal 2003. Conventional railway passenger operations revenues in fiscal 2004 decreased 0.6%, or ¥0.5 billion, to ¥105.6 billion from ¥106.2 billion in fiscal 2003 primarily due to a decrease in passenger ridership on the express services, while passenger ridership on local trains in the Nagoya and Shizuoka areas, which comprise a substantial portion of conventional railway passenger operations revenues, remained stable. Conventional railway passenger operations ordinary tickets revenues in fiscal 2004 decreased 1.1%, or ¥0.8 billion, to ¥73.3 billion from ¥74.1 billion in fiscal 2003. Conventional railway passenger operations commuter passes revenues in fiscal 2004 remained generally unchanged, increasing 0.7%, or ¥0.2 billion, to ¥32.3 billion from ¥32.0 billion in fiscal 2003.

Operating revenues from the three non-transportation segments in fiscal 2004 increased 1.3%, or ¥3.3 billion, to ¥269.5 billion from ¥266.1 billion in fiscal 2003. The increase was due mainly to the continued growth of revenues from the operations of the JR Nagoya Takashimaya department store.

*Operating Costs and Expenses.* Total operating costs and expenses in fiscal 2004 increased by 1.8%, or ¥17.9 billion, to ¥1,039.6 billion from ¥1,021.6 billion in fiscal 2003. Total operating costs and expenses accounted for 75.1% of total operating revenues in fiscal 2004 and 75.0% of total operating revenues in fiscal 2003. Expenses for transportation, other services and cost of sales increased 3.4%, or ¥28.3 billion, to ¥871.2 billion in fiscal 2004 from ¥842.9 billion in fiscal 2003 reflecting, among other things, the full year impact in fiscal 2004 of the equal annual installment charges to the reserve to be set aside annually as the allowance for large scale renovation of the Shinkansen infrastructure compared to fiscal 2003, in which such reserve was established with only half the annual installment, higher depreciation expenses due to changes in fiscal 2004 in the depreciation method from the replacement-accounting method to the straight-line method and revising the estimated useful lives of certain Shinkansen railway ground facilities and increased software-related expenses for the COMTRAC and systems relating to the recognition of fares at stations. Selling, general and administrative expenses decreased 5.8%, or ¥10.3 billion, to ¥168.4 billion in fiscal 2004 from ¥178.7 billion in fiscal 2003. The decrease was primarily a result of decreased donation to local governments of land related to Shinkansen operations for which JR Central has determined that it no longer has any productive use, reflecting less land having no productive use.

*Operating Income.* As a result of the foregoing, operating income in fiscal 2004 increased 0.9%, or ¥3.0 billion, to ¥344.4 billion from ¥341.4 billion in fiscal 2003. Operating income constituted 24.9% of operating revenues in fiscal 2004 compared with 25.0% in fiscal 2003.

*Other Income (Expenses).* Other expenses, net decreased 6.1%, or ¥14.3 billion, to ¥219.1 billion in fiscal 2004 from ¥233.4 billion in fiscal 2003 primarily as a result of decreased interest expense.

Total interest expense in fiscal 2004 decreased 6.6%, or ¥13.7 billion, to ¥193.6 billion from ¥207.4 billion in fiscal 2003 primarily as a result of the ongoing reduction in total long-term debt and long-term payables (including the refinancing of debt at lower rates) and a decrease in the variable interest rate of the first tranche of JR Central's long-term payables. The average interest rate on total long-term debt and

long-term payables (including current portion) was 4.6% as of March 31, 2004 compared with 4.7% as of March 31, 2003.

JR Central accounted for a ¥3.4 billion loss on sales of property and equipment in fiscal 2004, including a loss of ¥0.8 billion resulting from transactions between the Company and its subsidiaries not eliminated in consolidation, compared to a ¥1.1 billion loss in fiscal 2003. Additionally, in fiscal 2004 JR Central accounted for a loss on debt assumption of ¥17.7 billion, compared to ¥17.9 billion in fiscal 2003.

Other, net was a net expense of ¥5.5 billion in fiscal 2004 compared with a net expense of ¥11.6 billion in fiscal 2003. The decrease was due mainly to a decrease in unrealized holding losses on marketable securities.

*Income Before Income Taxes and Minority Interests.* As a result of the foregoing, income before income taxes and minority interests in fiscal 2004 increased 16.1%, or ¥17.3 billion, to ¥125.3 billion from ¥107.9 billion in fiscal 2003. Income before income taxes and minority interests constituted 9.1% of operating revenues in fiscal 2004 compared with 7.9% in fiscal 2003.

*Income Taxes.* Income taxes in fiscal 2004 (net of current and deferred income taxes) decreased 9.4%, or ¥5.3 billion, to ¥51.7 billion from ¥57.1 billion in fiscal 2003. JR Central's actual effective tax rate in fiscal 2004 was 41% compared with 53% in fiscal 2003. This decrease in effective tax rates was primarily due to the valuation allowance increasing less in fiscal 2004 than in fiscal 2003, a reduction in taxes in connection with information technology-related expenses and a decrease in the amount of negative adjustments made to deferred tax assets at the end of the fiscal year in connection with the reduction of income tax rate pursuant to the introduction of the tax reform law concerning enterprise tax in fiscal 2005.

*Net Income.* As a result of the foregoing, net income for fiscal 2004 increased 47.3%, or ¥23.1 billion, to ¥72.2 billion from ¥49.0 billion in fiscal 2003. Net income constituted 5.2% of operating revenues in fiscal 2004 compared with 3.6% in fiscal 2003.

## Liquidity and Capital Resources

### *General*

JR Central has traditionally met its cash and capital requirements, including the repayment of long-term debt and long-term payables and related interest payments as well as capital expenditures, primarily from cash provided by operating activities. In addition, JR Central has met a portion of its capital requirements, mostly for refinancing existing debt, primarily through financings such as the issuance of long-term corporate debt and through bank loans. The following table sets forth certain information regarding JR Central's annual maturities of long-term debt and long-term payables outstanding as of March 31, 2005:

**Annual Maturities of Long-term Debt and Long-term Payables**

| | Year ending March 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | 2007 | 2008 | 2009 | 2010 | Thereafter |
| | | | (billions of Yen) | | | |
| Long-term debt and long-term payables: | | | | | | |
| Long-term debt | ¥ 97.9 | ¥116.8 | ¥113.5 | ¥ 87.7 | ¥107.4 | ¥ 493.9 |
| Long-term payables | 199.3 | 187.0 | 116.6 | 122.8 | 128.7 | 1,991.5 |
| Total long-term debt and long-term payables | ¥297.2 | ¥303.9 | ¥230.1 | ¥210.5 | ¥236.1 | ¥2,485.5 |

JR Central considers improving its financial condition through the reduction of long-term debt and long-term payables as one of its most important corporate strategies. The making of early repayments and entering into debt assumption agreements when circumstances allow have been the primary means by which JR Central has been working towards realizing this goal. Cash outflows for the repayment of long-term payables were ¥226.8 billion, ¥233.5 billion and ¥276.9 billion in fiscal 2003, 2004 and 2005, respectively. In addition, cash outflows used for the repayment of long-term debt were ¥51.2 billion, ¥44.5 billion and ¥133.4 billion in fiscal 2003, 2004 and 2005, respectively. The increase in the amount of repayment of long-term debt in fiscal 2005 reflects primarily the accelerated payment of long-term debt and an increase in long-term debt that reached maturity.

JR Central's current liabilities have historically exceeded its current assets, and hence JR Central has operated with a working capital deficit, as the current portion of its long-term liabilities are reclassified as current liabilities each year, a substantial portion of which is paid out of JR Central's cash provided by operating activities. As of March 31, 2005, JR Central had a working capital deficit of ¥440.0 billion, primarily as a result of expenses relating to long-term payables incurred for the purchase of railway ground facilities and the servicing of long-term debt. The long-term debt and long-term payables are serviced from cash and cash equivalents as of the end of the fiscal year and the operating cash flow that will be accumulated from the beginning of the subsequent fiscal year. JR Central anticipates that substantial working capital deficits will continue in the future. JR Central believes that mainly through available cash provided by operating activities and, to a lesser extent, through reliance on future borrowings from banks and other financial institutions and future issues of corporate bonds, it will be able to continue to provide sufficient financial resources to meet currently anticipated capital and other expenditure requirements and to satisfy its debt service requirements. However, in the event of unanticipated capital requirements, or if JR Central underestimates capital or other expenditure requirements or overestimated future cash flows, additional debt, equity or other financing may be required. There can be no assurance that such financing will be available on commercially acceptable terms, or in a timely manner or at all. JR Central also maintains committed credit lines with its principal commercial banks and another financial institution totaling ¥50 billion.

The following table sets forth certain information regarding JR Central's cash flows for the periods indicated:

**Selected Cash Flow Statement Data**

| | Year ended March 31 | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | (billions of Yen) | | |
| Net cash provided by operating activities | ¥ 382.9 | ¥ 369.9 | ¥ 422.7 |
| Net cash used in investing activities | (168.9) | (150.8) | (97.6) |
| Net cash used in financing activities | (207.8) | (217.3) | (326.6) |
| Cash and cash equivalents increased by merger of non-consolidated subsidiary | — | 0.1 | 0.4 |
| Net increase (decrease) in cash and cash equivalents | 6.1 | 1.8 | (1.0) |
| Cash and cash equivalents, beginning of year | 71.4 | 77.6 | 79.5 |
| Cash and cash equivalents, end of year | ¥ 77.6 | ¥ 79.5 | ¥ 78.4 |

*Operating Activities*

JR Central's net cash flow from operating activities in fiscal 2003, 2004 and 2005 was ¥382.9 billion, ¥369.9 billion and ¥422.7 billion, respectively. Net cash flow from operating activities increased in fiscal 2005 compared to fiscal 2004, reflecting increased cash from higher operating revenues and a decrease in interest paid in fiscal 2005.

*Investing Activities*

JR Central experienced net negative cash flow from investing activities in each of fiscal 2003, 2004 and 2005. Net cash used in investing activities in fiscal 2003, 2004 and 2005 was ¥168.9 billion, ¥150.8 billion and ¥97.6 billion, respectively. The decrease in net cash used in investing activities in fiscal 2005 compared with fiscal 2004 reflects, among other things, the completion of investments required for the opening of the Shinagawa Shinkansen Station and the drastic timetable revision in October 2003 as well as the proceeds from sales of common stock of Vodafone K.K. As a general policy, based on an evaluation of its cash flow and other relevant factors, JR Central undertakes capital expenditures it deems reasonably necessary to ensure the continuing safety and reliability of its railway operations from a long-term perspective. JR Central's annual capital expenditures have historically been stable and remained within the annual cash flow provided by its operating activities in each year since 1994.

With respect to each of its segments, JR Central records capital expenditures which include net cash used for the purchase of property and equipment as well as non-cash items such as accrued liabilities related to the purchase of property and equipment. In fiscal 2005, JR Central's total capital expenditures were ¥142.7 billion compared with net cash used for the purchase of property and equipment of ¥134.8 billion. Of

that figure, capital expenditures for transportation during fiscal 2005 amounted to ¥124.6 billion and were directed primarily at investments to maintain and upgrade railway facilities in order to improve safety and reliability, enhance customer services, upgrade transportation services and improve efficiency, including the introduction of new rolling stock to increase the number of *Nozomi* trains and the development and testing of Superconducting Maglev technology. In fiscal 2005, capital expenditures totaled ¥11.0 billion in the real estate segment, ¥3.9 billion in the merchandise and other segment and ¥3.0 billion in the other services segment.

JR Central estimates that capital investments (which consist primarily of capital expenditures and small amounts of investment-related expenses) for fiscal 2006 will be approximately ¥176.3 billion. JR Central's capital expenditures for fiscal 2006 are being made primarily for the purpose of ensuring safety and reliability of its transportation services, with a focus on the maintenance of rails and related facilities.

### *Financing Activities*

JR Central experienced net negative cash flow from financing activities in each of fiscal 2003, 2004 and 2005. Net cash used in financing activities in fiscal 2003, 2004 and 2005 was ¥207.8 billion, ¥217.3 billion and ¥326.6 billion, respectively. Cash outflows from financing activities were principally attributable to repayment of long-term debt and long-term payables. Cash outflows for the repayment of long-term payables were primarily incurred for repayment of debt incurred in connection with the transfer of Shinkansen assets, and were ¥226.8 billion, ¥233.5 billion and ¥276.9 billion in fiscal 2003, 2004 and 2005, respectively. In addition, cash outflows used for the repayment of long-term debt increased to ¥133.4 billion in fiscal 2005 from ¥44.5 billion in fiscal 2004 and ¥51.2 billion in fiscal 2003, respectively, primarily as a result of accelerated payment of long-term debt and an increase in long-term debt that reached maturity. Cash flow generated from proceeds from incurrence of long-term debt and issuance of bonds totaled ¥101.0 billion, ¥82.0 billion and ¥123.6 billion in fiscal 2003, 2004 and 2005, respectively. JR Central also incurred cash outflows from financing activities due to payment of cash dividends. Dividends paid by the Company on the Common Stock totaled ¥11.2 billion in each of fiscal 2003, 2004 and 2005.

JR Central has substantial long-term debt and long-term payables in proportion to its shareholders' equity. The total of long-term debt and long-term payables (including current portion) was ¥4,246.4 billion, ¥4,050.3 billion and ¥3,763.6 billion, as of March 31, 2003, March 31, 2004 and March 31, 2005, respectively. JR Central's total shareholders' equity increased from ¥694.1 billion as of March 31, 2003 and ¥765.9 billion as of March 31, 2004 to ¥850.4 billion as of March 31, 2005. Net unrealized gains on available-for-sale securities of ¥10.8 billion were included in shareholders equity as of March 31, 2005.

JR Central's long-term debt and long-term payables consist principally of long-term payables incurred for the purchase of railway ground facilities. In October 1991, the *Tokaido* Shinkansen assets which pursuant to the Law Concerning the Transfer of Shinkansen-related Railway Assets, had previously been leased by JR Central were transferred to JR Central for ¥5,095.6 billion. See "— Historical Background of JR Central". The following table shows the price for the transfer of the *Tokaido* Shinkansen assets that is divided into three tranches of long-term payables, all payable in equal semi-annual installments consisting of principal and interest payments, pursuant to the Law Concerning the Transfer of Shinkansen-related Railway Assets:

| Series | Principal as of October 1, 1991 | Repayment term | Interest rate | Principal outstanding as of March 31, 2005[(2)] |
|---|---|---|---|---|
| | (billions of Yen) | | | (billions of Yen) |
| First Tranche[(1)] .... | ¥3,447.2 | October 1, 1991 to March 31, 2017 | Variable (Fiscal 2005 average rate: 4.50%) | ¥1,769.9 |
| Second Tranche.... | ¥1,047.1 | October 1, 1991 to March 31, 2017 | Fixed (6.35%) | ¥382.3[(3)] |
| Third Tranche ..... | ¥ 601.1 | October 1, 1991 to September 30, 2051 | Fixed (6.55%) | ¥ 583.3 |

(1) The interest rates for the first tranche are not tied to prevailing market rates and are calculated annually based upon the average interest rate paid by JRTT on its indebtedness, which consists primarily of long-term borrowings with fixed interest rates.

(2) Includes current portion of long-term payables. Does not include long-term payables in connection with the *Johoku* line.

(3) ¥311.1 billion in long-term payables (including current portion) from the second tranche due by fiscal 2011 was transferred, together with the associated interest liabilities, to financial institutions or a special purpose entity pursuant to debt assumption agreements, and is therefore excluded.

JR Central's substantial long-term debt and long-term payables generate the most significant demand on its cash flow. One of JR Central's most important corporate strategies is to improve its financial condition by prioritizing the repayment of its long-term debt and long-term payables. In addition to its normal repayment obligations relating to its long-term payables incurred for the purchase of railway ground facilities, the Company obtained the consent of the CATT to make annual prepayments of a portion of such liabilities during the five-year period ended March 31, 2002 from fiscal 1998. The amount of the annual prepayment was ¥40.9 billion in fiscal 2002. In March 2002, the Company further obtained the consent of the CATT, succeeded by JRTT, to make annual prepayments for each of the five succeeding fiscal years from fiscal 2003 through fiscal 2007 pursuant to new terms. The amount of each annual prepayment is determined at the end of the previous fiscal year. The amount of the annual prepayment was ¥67.4 billion, ¥68.7 billion and ¥78.5 billion for fiscal 2003, fiscal 2004 and 2005, respectively.

JR Central has also reduced the portion of its long-term debt and long-term payables incurred for the purchase of railway ground facilities that cannot be repaid for statutory or other reasons by entering into debt assumption agreements. Such debt assumption agreements are a means by which JR Central in effect defeases its obligations with respect to the relevant long-term debt and long-term payables, which are derecognized and treated as having been repaid for accounting purposes. However, JR Central remains contingently liable for such liabilities. See Note 7 and 8 to the Consolidated Financial Statements. As of March 31, 2005, the aggregate amount of long-term debt derecognized was ¥20.0 billion and long-term payables (including current portion) derecognized was ¥311.1 billion.

As a result of the above activities, in the 13-year period ended March 31, 2005, the Company reduced its total long-term debt and long-term payables by ¥1,790.4 billion from ¥5,456.2 billion (including current portion) as of March 31, 1992 to ¥3,665.8 billion (including current portion) as of March 31, 2005 on a non-consolidated basis.

JR Central introduced its cash management system in April 1, 2003 to manage the combined funds of the Company and its subsidiaries. The management of the investment of surplus funds and financing that used to be separately carried out by the Company and its subsidiaries is now centralized. Through more efficient use of its current assets, JR Central has been able to further reduce its debt in a more efficient manner.

JR Central issues corporate bonds from time to time primarily in Japan for the purpose generally of refinancing existing debt. During fiscal 2004 and 2005, the Company issued bonds in Japan in aggregate amounts of ¥45.0 billion and ¥50.0 billion, respectively, with maturities ranging from 2019 to 2033. All bonds issued by the Company prior to December 1, 2001, the effective date of the amendment to the JR Law, are and continue to be general mortgage bonds as prescribed under the JR Law pursuant to which the bondholders are entitled to a statutory preferential right over the claims of unsecured creditors of the Company. See "Business — Regulatory Framework — The Guidelines of the MLIT on the Company, JR East and JR West" and Note 7 to the Consolidated Financial Statements. JR Central issues commercial paper from time to time and as necessary to complement its other financing activities.

## Market Risk

### *Interest Rate Risk*

JR Central has substantial long-term debt and long-term payables consisting principally of long-term payables incurred for the purchase of railway ground facilities. See "— Factors Affecting Results of Operations — Transfer of Shinkansen Assets". As of March 31, 2005, JR Central's total long-term debt and long-term payables (including current portion) was ¥3,763.6 billion, of which ¥1,782.0 billion, or approximately 47.4%, was subject to variable rate payables. However, of that amount, JR Central estimates that less than 10% of JR Central's total long-term debt and long-term payables (including current portion) is directly affected by market interest rates. Most of the remainder of JR Central's long-term liabilities subject to variable interest rates are liabilities relating to the transfer of the *Tokaido* Shinkansen assets which have interest rates that are not very susceptible to changes in market interest rates. This is because variable rate payables from the first tranche of the Company's long-term payables incurred for the purchase of railway ground facilities are linked to the funding costs of JRTT, which are generally based on long-term borrowings

with fixed interest rates. With respect to JR Central's fixed-rate obligations, the cost of funding similarly fluctuates as JR Central refinances debt or incurs new indebtedness.

JR Central is required to repay its long-term debt and long-term payables from time to time as they mature. See Notes 7 and 8 to the Consolidated Financial Statements. JR Central plans to reduce its long-term debt and long-term payables over time, and also plans to refinance some portion of repaid debt. Any future increase in interest rates may have a negative impact on such refinancing. While JR Central generally enters into fixed-rate borrowings in order to hedge against the interest rate fluctuations especially with respect to long-term debt, JR Central typically does not otherwise engage in hedging activities with respect to interest rate risk.

***Derivative Transactions***

JR Central has a general policy not to enter into any speculative or derivative transactions for investment purposes and it is currently not a party to any derivative transactions, including forward exchange and currency swap and interest rate swap transactions. Derivative transactions will be executed only after prudent consideration and upon resolution of the Company's Board of Directors or other appropriate internal approval process.

# PASSENGER TRANSPORTATION IN JAPAN

## Transportation Market Comparisons

Japan is an archipelago comprising four major islands, including the largest island, Honshu, in which JR Central's marketing area is located, and thousands of smaller islands. These four main islands are connected by rail and, except for the northern island of Hokkaido, road links. Since a significant portion of Japan's land area is mountainous, the majority of its population of approximately 127 million lives in coastal plains along the Pacific Ocean. The process of Japan's industrialization has resulted in the further concentration of its population in a number of very large coastal cities. As a result, Japan has developed an extremely densely populated belt of urban centers along the Pacific coastline on the island of Honshu, which includes Tokyo, Nagoya and Osaka, the three largest metropolitan areas in Japan. JR Central's marketing area includes these three metropolitan areas as well as the historical and cultural centers of Kyoto and Nara, which received approximately 58 million visitors collectively in calendar year 2003, making them the most popular tourist destinations in Japan. JR Central's marketing area was home to 58.4% of Japan's population as of March 31, 2004 and accounted for 63.4% of GDP in the year ended March 31, 2002. In 2002, Japan's overall population density was 337 persons per square kilometer, compared to 244 persons per square kilometer in the United Kingdom in 2000 and 31 persons per square kilometer in the United States in 2002. As of March 31, 2004, population density per square kilometer within JR Central's marketing area, however, was approximately 2.5 times greater than Japan's overall population density figure. Due in part to these geographic and demographic circumstances, the use of railways for passenger transportation in Japan, and within JR Central's marketing area in particular, is extensive. According to the MLIT, railway travel accounted for over 25% of all passenger traffic (including motor vehicles, ships and aircraft) throughout Japan on both a number of passengers and a passenger kilometers basis in fiscal 2003.

Railways have played an important role in Japan's transportation infrastructure since the first railway line began operations in the Tokyo area in 1872. MLIT data indicates that, as of October 1, 2004, railway services (as defined in the Railway Business Law, and which include subways, cable cars, monorails and similar modes of transportation) in Japan were operated by 171 passenger railway operators, consisting of the Company, the five other JR Passenger Companies, 15 major private railway operators and 150 other passenger railway operators (including municipalities and municipal corporations which operate subway networks). As of October 1, 2004, 11 other operators were developing additional passenger railway networks and facilities, of which three have commenced railway services. In addition, 13 companies, including JR Freight, operated cargo railway services as of October 1, 2004. The JR Passenger Companies operate both long-distance and commuter railway networks in and around major cities. As of March 31, 2003, Japan had a nationwide passenger railway network totaling 27,516.7 kilometers of track connecting most of the significant towns and cities in every prefecture in Japan, except Okinawa.

The importance of railway travel in Japan is illustrated by comparisons to other countries with well-developed railway networks. Compared to railway travel's share in Japan of 29% of the domestic passenger transportation market in fiscal 2003 (measured by passenger kilometers), railway travel in the United Kingdom in fiscal 2002, France and Germany in calendar year 2001 and Italy in calendar year 2002 accounted for 6%, 10%, 8% and 6%, respectively, of total domestic passenger kilometers traveled while railway travel in the United States accounted for 1% of total domestic passenger kilometers traveled in calendar year 1999. The extensive and consistent use of railway transportation in Japan compared to other major industrialized countries is also reflected in the high average daily traffic density of Japan's major railway companies. The following table sets forth certain information concerning the railway operations of JR Central, JR East and JR West in fiscal 2003, and representative railway companies in seven other industrialized countries in calendar year 2002, unless otherwise indicated:

**Comparison of Railway Companies in Japan and Other Countries**

| Country | Company | Average daily traffic density(1) | Revenues per train kilometer(2) | Train kilometers | Transportation revenues(3) | Total operating distance(4) | Number of passengers(5) | Passenger kilometers(6) |
|---|---|---|---|---|---|---|---|---|
| | | | (Dollars/km) | (millions) | (millions of Dollars) | (kilometers) | (millions) | (millions) |
| Japan | JR Central | 67,140 | 92.8 | 94 | 8,696 | 1,978 | 492.4 | 48,468 |
| | JR East | 45,564 | 53.6 | 258 | 13,848 | 7,527 | 5,850.3 | 125,176 |
| | JR West | 27,878 | 31.4 | 199 | 6,255 | 5,078 | 1,772.7 | 51,674 |
| U.K. | Train operating companies(7) | 6,532 | 13.7 | 443 | 6,058(8) | 16,652 | 976.0 | 39,700 |
| U.S. | Amtrak | 633 | 24.6 | 61 | 1,489 | 37,014 | 23.3 | 8,551 |
| Germany | Deutsche Bahn AG | 5,345 | 16.6 | 725 | 12,075 | 35,804 | 1,657.3 | 69,848 |
| France | Société Nationale des Chemins de Fer Français(9) | 6,835 | 23.9 | 397 | 9,500 | 29,352 | 888.6 | 73,227 |
| Italy | Ferrovie dello Stato SpA | 7,877 | 16.5 | 254 | 4,196 | 15,985 | 491.9 | 45,956 |
| Switzerland | Schweizerische Bundesbahnen | 11,334 | 13.8 | 104 | 1,426 | 2,981 | 245.3 | 12,332 |
| Spain | Red Nacional de los Ferrocarriles Españoles | 4,340 | 8.1 | 134 | 1,079 | 12,298 | 485.5 | 19,480 |

*Sources:* International Union of Railways; MLIT

(1) Passenger kilometers per day divided by total operating distance.
(2) Transportation revenues divided by train kilometers (excludes baggage traffic receipts); expressed in Dollars based on prevailing exchange rates as of March 31, 2003.
(3) Expressed in Dollars based on prevailing exchange rates as of March 31, 2003.
(4) Includes freight transport lines for Germany, France, Italy, Switzerland and Spain.
(5) Number of passengers includes both commuter pass passengers and ordinary ticket passengers.
(6) Passenger kilometers include both commuter pass passenger kilometers and ordinary ticket passenger kilometers.
(7) Services operated by 25 independent train operating companies; data are given for the aggregate of these companies. Railway tracks are owned by Network Rail Ltd. Data is presented for the year ended March 31, 2002.
(8) Transportation revenues for fiscal 2002.
(9) Railway tracks are owned by Réseau Ferré de France.

For travel of between 300 and 750 kilometers, the JR Passenger Companies have a particularly large share of the transportation market in Japan, as illustrated by the following table. This table shows the average of the market shares for domestic travel for fiscal 2000 through 2004 of the JR Passenger Companies compared to other passenger railways and other modes of transport as well as the total number of passengers among all modes of transport by range of distance traveled:

**Comparison of Modes of Transport by Distance Traveled**

| | 0 — 99 km | 100 — 299 km | 300 — 499 km | 500 — 749 km | 750 — 999 km | 1,000 km and over |
|---|---|---|---|---|---|---|
| JR Passenger Companies[1] | 9.6% | 20.6% | 32.3% | 50.3% | 20.8% | 4.9% |
| Other passenger railways | 15.5 | 2.1 | 0.0 | 0.0 | 0.0 | 0.0 |
| Buses and other motor vehicles | 74.9 | 77.0 | 62.5 | 31.0 | 28.1 | 8.3 |
| Ships | 0.1 | 0.3 | 1.7 | 1.7 | 0.6 | 0.2 |
| Aircraft | 0.0 | 0.1 | 3.5 | 17.0 | 50.5 | 86.6 |
| Total | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| Number of passengers (in millions) | 84,066 | 1,403 | 207 | 99 | 34 | 55 |

*Source:* MLIT

(1) Includes the Company.

The following table shows the volume of passenger traffic between the Tokyo, Nagoya and Osaka metropolitan areas by different modes of transport during fiscal 2004:

**Passenger Traffic Between the Tokyo, Nagoya and Osaka Metropolitan Areas by Mode of Transport**

| | Number of passengers (in millions) and percentages | | | | | |
|---|---|---|---|---|---|---|
| | Tokyo — Osaka | | Tokyo — Nagoya | | Nagoya — Osaka | |
| JR Passenger Companies[1] | 33.5 | 69% | 21.9 | 68% | 12.6 | 18% |
| Other railway companies | 0 | 0 | 0 | 0 | 16.4 | 24 |
| Motor vehicles | 6.9 | 14 | 10.3 | 32 | 40.5 | 58 |
| Aircraft | 8.1 | 17 | 0.2 | 1 | 0 | 0 |
| Total | 48.5 | 100% | 32.4 | 100% | 69.5 | 100% |

*Source:* MLIT

(1) Primarily the Company.

## High-Speed Mass Transportation Passenger Railway Services in Japan

The Shinkansen lines, which are served by high-speed intercity passenger trains that are capable of traveling at a maximum operating speed of over 200 kilometers per hour, are a key component of Japan's long-distance passenger transportation infrastructure. Currently there are six Shinkansen lines in Japan, each of which operates on a network of specially-built standard gauge tracks without level crossings: (1) the *Tokaido* Shinkansen operated by JR Central, which connects the Tokyo metropolitan area to the Nagoya and Osaka metropolitan areas; (2) the *Sanyo* Shinkansen operated by JR West, which connects the Osaka metropolitan area to the city of Hakata on the south-western island of Kyushu, with direct service from the Tokyo metropolitan area via the *Tokaido* Shinkansen; (3) the *Tohoku* Shinkansen operated by JR East, which connects the Tokyo metropolitan area to the northern city of Hachinohe; (4) the *Joetsu* Shinkansen operated by JR East, which connects the Tokyo metropolitan area to the city of Niigata on the coast of the Sea of Japan; (5) the *Nagano* Shinkansen operated by JR East, which connects the Tokyo metropolitan area to the city of Nagano; and (6) the *Kyushu* Shinkansen operated by JR Kyushu, which connects the city of Yatsushiro in central Kyushu to the city of Kagoshima in Southern Kyushu.

The following table compares certain operating information of Japan's Shinkansen lines.

**Comparison of Japan's Shinkansen Lines**

| Railway | Company | Average daily traffic density[1] | Passenger operating distance (kilometers) | Number of passengers[2] (millions) | Passenger kilometers (millions) |
|---|---|---|---|---|---|
| *Tokaido* Shinkansen[3] | the Company | 196,278 | 552.6 | 129.61 | 39,589 |
| *Sanyo* Shinkansen[3] | JR West | 58,164 | 644.0 | 56.00 | 13,672 |
| *Tohoku* Shinkansen[3] | JR East | 55,506 | 631.9 | 80.42 | 12,802 |
| *Joetsu* Shinkansen[3] | JR East | 42,061 | 303.6 | 36.39 | 4,661 |
| *Nagano* Shinkansen[3] | JR East | 18,973 | 117.4 | 9.58 | 813 |
| *Kyushu* Shinkansen[4] | JR Kyushu | 8,144 | 137.6 | 3.79 | 409 |

*Sources:* MLIT; the respective JR Companies

(1) Passenger kilometers per day divided by passenger operating distance.

(2) Each passenger who travels on any portion of a train line is counted as a unique passenger. In the event that train lines overlap (including the portion between Tokyo, Omiya and Takasaki stations, where the *Tohoku, Joetsu* and *Nagano* Shinkansen overlap), double-counting may occur.

(3) Information for fiscal 2003.

(4) Information for fiscal 2005.

## HISTORICAL BACKGROUND OF JR CENTRAL

The Company was incorporated in 1987 as a joint stock corporation with limited liability under the Japanese National Railway Reform Law and other laws of Japan as one of the JNR Successor Entities. All capital stock of each of the JR Companies, including the Company, was initially owned by JNR Settlement Corporation upon their incorporation.

JNR was established as an independent public entity to own and operate the nationwide railway network in 1949 as part of the post-war reorganization of Japan's national passenger and freight railway system. During the post-war economic recovery and the subsequent years of rapid economic development, JNR played a central role in Japan's transportation system, as demonstrated by, for example, the opening of the *Tokaido* Shinkansen in 1964. However, from the 1960s, JNR experienced substantial difficulties due to worsening operating conditions, resulting in continued losses, financial problems and an increasing debt burden which rendered it effectively insolvent. In 1986, legislation was passed pursuant to which JNR would be dissolved and eventually privatized and its business, assets and liabilities would be transferred to the JNR Successor Entities. The Company was established as the entity to take over the operation of the *Tokaido* Shinkansen connecting Tokyo, Nagoya and Osaka, the three largest metropolitan areas in Japan, as well as the conventional railway network serving Nagoya and surrounding regions such as Shizuoka in central Honshu. The Company was placed under the supervision of the MLIT pursuant to the JR Law, which was generally applicable to the Company from its incorporation until November 2001.

At the time of the JNR breakup and privatization in 1987, pursuant to the Japanese National Railway Reform Law, the Shinkansen assets were transferred to the Shinkansen Holding Corporation and certain other railway-related assets were transferred to other JNR Successor Entities as part of the Government's reform plan for the national railway network. Consistent with the Government's goal of reducing the burden on taxpayers, the four then-existing Shinkansen lines, including the *Tokaido* Shinkansen, were subsequently revalued at a replacement cost of ¥8,540.9 billion, requiring the Shinkansen Holding Corporation to assume assets and liabilities of the same amount. In addition, a leasing arrangement was adopted whereby the Shinkansen Holding Corporation would hold all of the Shinkansen assets and lease them to each of the Company, JR East and JR West operating the Shinkansen lines for lease payments partly determined so as to adjust and equalize their profitability levels. The Company was required to pay, with respect to the *Tokaido* Shinkansen, approximately 60% of total lease payments applicable to the four Shinkansen lines due to the *Tokaido* Shinkansen's highest profitability level, despite the fact that the *Tokaido* Shinkansen had been in operation for the longest time among the four and had the lowest asset book value of ¥472.9 billion (or 8% of the total book price) at April 1987.

Under the Shinkansen leasing arrangement, each of the Company, JR East and JR West, operating the Shinkansen lines, was responsible for the costs of equipment renewals and maintenance but was unable to depreciate these assets as they did not own them. Since the *Tokaido* Shinkansen facilities were the oldest and required relatively more renewal and maintenance work, JR Central incurred considerable costs which, to the extent not sufficiently covered by available funds, needed to be financed through debt. Moreover, the amount to be paid for the Shinkansen assets by the Company, JR East and JR West upon the expiration of the lease terms remained undetermined, causing significant long-term uncertainty. In light of the foregoing and also as part of the preparation for the initial public offering and listing of the Company, JR East and JR West, the Shinkansen leasing arrangement was subsequently abolished and the Shinkansen assets were transferred to the Company, JR East and JR West in October 1991. The total transfer price of the four Shinkansen lines was ¥9,176.7 billion, of which the transfer price for the *Tokaido* Shinkansen was valued at approximately ¥2,960 billion, which was revalued to ¥5,095.6 billion (or 56% of the total transfer price), including land valued at ¥2,289.9 billion, pursuant to the Government's policy of adjusting and equalizing the relative profitability levels of the Company, JR East and JR West to take into consideration the anticipated high profitability levels of the *Tokaido* Shinkansen relative to the other Shinkansen lines. As a result of the transfer of the *Tokaido* Shinkansen to the Company, the Company's total long-term debt and long-term payables (including current portion) increased to ¥5,456.2 billion, which was over five times its annual transportation operating revenues as of March 31, 1992. Despite the assumption of these significant liabilities, JR Central believes the transfer was beneficial in allowing it to correctly reflect its total long-term debt and long-term payables on its financial statements, and to retain necessary funds for the renewal and maintenance of the *Tokaido* Shinkansen, including accounting for depreciation, thereby preparing the Company for its initial public offering and listing in October 1997.

In October 1997, the Company's Common Stock was listed on the Tokyo, Osaka and Nagoya stock exchanges in conjunction with the sale by JNR Settlement Corporation of 1,353,929 shares, or 60.4% of the

Company's total outstanding Common Stock, to the public in Japan. The proceeds from the sale were used by JNR Settlement Corporation to repay its long-term indebtedness.

On April 1, 1997, the JR Mutual Aid Association was consolidated with Japan's national welfare pension ("Welfare Pension") pursuant to the Government's program to consolidate several public pension plans. As part of this consolidation, the JNR Successor Entities were required to assume pension liabilities accumulated with respect to service rendered after the breakup and privatization of JNR. JR Central assumed ¥29.0 billion in fiscal 1998 and accounted for this payment in its financial results for fiscal 1998 through 2002.

Pursuant to an amendment of the JR Law which came into effect in December 2001, the Company, JR East and JR West are in general no longer subject to the provisions of the JR Law. Pursuant to the Shinkansen Development Law, since 2002 JR Central has been obliged to set aside a certain amount as an allowance for large scale renovation of the *Tokaido* Shinkansen infrastructure each fiscal year in accordance with the plan approved by the Minister. The allowance is aimed at maintaining the reliability of Shinkansen infrastructure, while improving the ability of JR Central to expedite the repayment of its long-term debt and long-term payables by increasing its level of internal reserves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Results of Operations — Operating Costs and Expenses — Allowance for Large Scale Renovation of the Shinkansen Infrastructure".

## BUSINESS

JR Central is one of the largest passenger railway companies in Japan in terms of passenger kilometers and revenues. JR Central operates the *Tokaido* Shinkansen, a high-speed mass transportation passenger railway service which connects Tokyo, Nagoya and Osaka, three of the largest metropolitan areas in Japan, traveling between Tokyo and Shin-Osaka stations in approximately 150 minutes. JR Central also provides conventional railway services in and around Nagoya, Japan's fourth largest city after Tokyo, Yokohama and Osaka in terms of population, and surrounding regions such as Shizuoka in central Japan. JR Central's *Tokaido* Shinkansen and conventional railway lines form a vital transport corridor mainly along the densely populated and highly industrialized Pacific coast of central Japan, linking the Tokyo, Nagoya and Osaka metropolitan areas, which together accounted for 74 million people, or 58.4% of Japan's total population of approximately 127 million people, as of March 31, 2004 and 63.4% of Japan's GDP in the year ended March 31, 2002.

JR Central's railway network consists of the *Tokaido* Shinkansen, with an aggregate operating distance of 552.6 kilometers, and conventional railway lines, which have a total operating distance of 1,418.2 kilometers. Together, as of March 31, 2005, JR Central's railway networks consisted of a total of 13 lines with 402 stations, and a total operating distance of 1,970.8 kilometers. JR Central believes the *Tokaido* Shinkansen is currently the most heavily utilized high-speed passenger railway service in the world in terms of daily traffic density. The *Tokaido* Shinkansen is also a high volume service, with 295 regularly scheduled train departures per day as of March 31, 2005, an average of 374,000 daily passengers (including passengers traveling on specially scheduled trains) and an annual total of 137 million passengers in fiscal 2005. In fiscal 2005, the *Tokaido* Shinkansen had a significant number of specially scheduled trains, resulting in a maximum of 349 aggregate train departures per day. The *Tokaido* Shinkansen also generates more revenue per train kilometer than any other high-speed passenger railway in Japan. The *Tokaido* Shinkansen commenced operations in 1964 and to date has experienced no passenger fatalities or injuries due to train accidents such as derailments or collisions during commercial operations. The *Tokaido* Shinkansen had an annual average delay time per train of only 0.4 minutes, 0.1 minutes and 0.7 minutes during fiscal 2003, 2004 and 2005, respectively, even accounting for severe weather conditions or natural disasters such as typhoons and heavy snowfall.

JR Central also engages in non-transportation operations, many of which complement and enhance, and are in turn complemented and enhanced by, JR Central's railway operations. The primary focus of JR Central's non-transportation businesses is the JR Central Towers complex, built above Nagoya Station and completed in 1999, which houses the JR Nagoya Takashimaya department store, an office building and the Nagoya Marriott Associa Hotel. JR Central's non-transportation operations consist of three segments:

- *Merchandise and Other*, which includes the operation of the JR Nagoya Takashimaya department store, smaller retail outlets and restaurants utilizing space in or near railway station complexes, and sales of food and merchandise inside trains;
- *Real Estate*, which consists primarily of the management of JR Central Towers and other station complexes and other premises, including the leasing of space to retailers and other tenants; and
- *Other Services*, which includes the operation of the Nagoya Marriott Associa Hotel and four other Associa hotels, travel agency services and advertising, as well as construction, inspection, maintenance and repair services provided mainly to the Company and its subsidiaries and affiliates.

### Strengths

JR Central believes that it has the following key strengths:

#### *A Strong and Stable Core Railway Business*

- *Stable revenues and high levels of cash flow.* JR Central has a relatively stable revenue source, reflecting the fact that a significant portion of its passengers on the *Tokaido* Shinkansen, estimated to be 60% to 70% of its passengers according to surveys JR Central conducts from time to time, is business travelers, who are likely to be less price sensitive than non-business travelers. JR Central's total railway operations revenues, including revenues from the *Tokaido* Shinkansen and conventional railways, have been stable, ranging during the ten year period from fiscal 1996 to fiscal 2005 between ¥1,023 billion in fiscal 2000 and ¥1,085 billion in fiscal 2005. JR Central

generates high levels of cash flow from its railway business, and a substantial majority of its revenues consist of cash derived from the sale of tickets. JR Central's passenger kilometers for its Shinkansen passenger operations and conventional railway passenger operations for each of the past five fiscal years have remained relatively flat, with approximately 49 billion passenger kilometers per year, leading to stable revenues and cash flow.

- *The* Tokaido *Shinkansen generates high revenue, is cost efficient and is highly profitable.* The *Tokaido* Shinkansen services, as the core business of JR Central, is a heavily utilized, high volume passenger rail service, generating more revenue per train kilometer than any other high-speed passenger railway in Japan. Moreover, the *Tokaido* Shinkansen, as a heavily utilized and technologically advanced high-speed railway system, is less labor intensive and more cost efficient compared with conventional railway services. As a result, the *Tokaido* Shinkansen is highly profitable, generating a substantial portion of JR Central's income.

- *Safe and reliable railway services.* Railway transportation is recognized in Japan as safe and reliable and continues to be a prominent mode of daily transportation for tens of millions of people in Japan. Railway travel accounted for 29% of the domestic passenger transportation market in Japan in fiscal 2003, compared to 6% in the United Kingdom in fiscal 2002, 10% in France and 8% in Germany in calendar year 2001, 6% in Italy in calendar year 2002 and only 1% in the United States in calendar year 1999. Among people in Japan traveling on trips of between 500 and 750 kilometers, approximately 50% on average used railways to reach their destinations on average between fiscal 2000 and fiscal 2004. JR Central has built strong customer loyalty through its safe and reliable services, as JR Central's safety and reliability records are generally superior to those of other railways.

- *Highly skilled personnel with technological operational expertise and advanced technology.* The expertise of its employees and engineers provides JR Central with a solid foundation from which to offer customers safe and reliable railway service. Based on a system of lifetime employment, JR Central conducts comprehensive training for its personnel, whose technological and operational expertise is essential in the operation and maintenance of JR Central's railway services. JR Central's highly skilled personnel and their contribution is key to JR Central's success which allows for JR Central to offer trains that run at high speeds, while maintaining safety and reliability. At the same time, JR Central's railway business is supported by advanced technology that allows for automation while ensuring safe and reliable service in particular with respect to the Shinkansen services. As a result, JR Central maintains a low personnel expense ratio and a high rate of labor productivity in the railway business, which in turn contribute to JR Central's high profitability.

- *High barriers to entry.* Since expenses related to land, railway facilities and equipment are significant, and the specialized nature of train technology requires skilled employees and engineers, the barriers to entry into the rail transport industry in Japan, especially the high-speed inter-city railway industry, are extremely high. The land prices along the Tokyo-Nagoya-Osaka route are among the highest in Japan, presenting a formidable challenge for any other company to establish a high-speed rail network in competition with JR Central.

### *A Vital Shinkansen Service*

- *Marketing area that encompasses Japan's economic and demographic center.* JR Central's marketing area encompasses the Tokyo, Nagoya and Osaka metropolitan areas as well as certain prefectures in central Japan from which JR Central generally attracts its passengers. JR Central's marketing area accounted for 58.4% of Japan's population as of March 31, 2004 and 63.4% of the country's GDP for the year ended March 31, 2002.

- *High market share.* JR Central's *Tokaido* Shinkansen services hold a very large market share for long-distance transport between the Tokyo and Nagoya metropolitan areas and between the Tokyo and Osaka metropolitan areas, particularly compared to air travel. Based on the MLIT survey, JR Central estimates that, in fiscal 2004 on a passenger ridership basis, JR Central's market share of passenger travel between the Tokyo and Nagoya metropolitan areas using railways or airlines was nearly 100%, and that its market share of passenger travel between the Tokyo and Osaka metropolitan areas using railways or airlines was approximately 81%.

- *Safe, punctual and convenient high-speed mass transportation passenger railway service.* There have been no passenger fatalities or injuries due to train accidents such as derailments or collisions for 40 years since the commencement of the *Tokaido* Shinkansen's commercial operations. Additionally, the *Tokaido* Shinkansen is extremely punctual and reliable, with an annual average delay per train of only 0.4 minutes, 0.1 minutes and 0.7 minutes in fiscal 2003, 2004 and 2005, respectively, even accounting for severe weather conditions or natural disasters such as typhoons and heavy snowfall. The *Tokaido* Shinkansen also offers more than twice as many departures per day between Tokyo and Osaka than all domestic airlines combined. Finally, the *Tokaido* Shinkansen features greater passenger capacity, as each *Tokaido* Shinkansen train seats approximately 1,300 passengers, or more than twice the passenger capacity of a Boeing 747-400 aircraft.

- *Improved competitiveness and customer service through continued focus on research and operational improvements.* Since its inception, JR Central has been committed to actively enhancing the competitiveness and attractiveness of the *Tokaido* Shinkansen through measures such as the introduction of new rolling stock with a maximum operating speed of 270 kilometers per hour and related services to reduce travel times, improve passenger comfort and increase service frequency. JR Central has also been committed to research and development and operational improvement in order to enhance the safety and reliability of its railway operations. The Series 300 Shinkansen railcars were introduced in 1992, the Series 700 Shinkansen railcars in 1999, and the Series N700 Shinkansen railcars are scheduled to be introduced in 2007. In October 2003, JR Central initiated a substantial change in its departure schedule for *Tokaido* Shinkansen trains, substantially increasing the number of departures of *Nozomi.* JR Central plans to continue strengthening its Shinkansen service to further enhance the competitiveness of the *Tokaido* Shinkansen, which in turn should increase ridership and enhance revenues.

#### *Ability to Leverage Railway Operations and Assets to Develop Non-transportation Businesses*

- Revenues from JR Central's non-transportation businesses grew significantly following the opening and continued success of the office building, department store and hotel businesses located in JR Central Towers. JR Central Towers is an approximately 417,000 square meter complex, which features a 53-storey tower and a 51-storey tower that were completed in December 1999 as the centerpiece of JR Central's major non-transportation businesses. Strategically located above Nagoya Station, the main metropolitan hub for both the *Tokaido* Shinkansen and JR Central's conventional railway network, JR Central Towers provides diverse business opportunities across all of JR Central's major non-transportation businesses. Of the businesses located in JR Central Towers, JR Nagoya Takashimaya, a department store, had approximately 37.8 million visitors in fiscal 2005, the Nagoya Marriott Associa Hotel maintained an average occupancy rate of 86.4% in fiscal 2005, and the office space had an average occupancy rate of 99.4% in fiscal 2005 (including office space occupied by JR Central).

### Strategy

JR Central is committed to the long-term stable development of its Shinkansen operations and its regional conventional railway network through continued improvements in safety and reliability, the quality of its passenger transport services and operational efficiency. To achieve this goal, JR Central has adopted a multi-faceted strategy that emphasizes the continued improvement of its Shinkansen and other transportation services, the development of its non-transportation businesses to enhance group-wide synergies and a rapid reduction of its long-term debt and long-term payables. This strategy includes the following key elements:

#### *Further Enhance Railway Operations through Technological Developments and Operational Improvements*

JR Central believes that due to the nature of the railway business, which requires significant investments in infrastructure and a considerable time period before realizing returns on investment, its railway business should be managed from a long-term perspective. JR Central has consistently focused on ways to strengthen the competitiveness of its *Tokaido* Shinkansen services and believes that its continuing efforts in research and development in high-speed train technology will lead to further opportunities to increase the efficiency and comfort of its trains while maintaining safety and reliability. Recent achievements included the

opening of the new Shinagawa Shinkansen Station in Tokyo and a drastic timetable revision in October 2003 to permit all trains to operate at a maximum speed of 270 kilometers per hour. In order to further develop its Shinkansen business, JR Central is proceeding with the following measures:

- introducing additional rolling stock of the Series 700 and further revising the *Tokaido* Shinkansen timetable in March 2005 to increase the maximum number of departures of the *Nozomi* from seven to eight per hour in order to optimize transportation capacity based on usage data obtained after the drastic timetable revision in October 2003;

- providing further convenience and options to customers through making timetable revisions to the *Tokaido* Shinkansen in the future, by taking advantage of the enhanced capacity of Shinkansen infrastructure made possible by the opening of the Shinagawa Shinkansen Station in October 2003, which enables up to 15 Shinkansen departures per hour (including those from Shinagawa Shinkansen Station), depending on future demand;

- continuing preparations for the introduction of a new ATC system, which JR Central presently expects to be completed in fiscal 2006, and introducing the Series N700, the next-generation Shinkansen rolling stock which is scheduled to begin service in 2007;

- proceeding with the long-term research and development of Superconducting Maglev technology, with a view toward its eventual application to the *Chuo* Shinkansen line, which will complement the *Tokaido* Shinkansen services upon its completion; and

- continuing its focus on research and development and operational improvements to further enhance the safety and reliability of its railway operations.

***Further Enhance Customer Service***

JR Central aims to further enhance its services to meet the rapidly changing needs and preferences of its customers and sees further use of information technology as a major driver through which this may be achieved. Measures JR Central has undertaken and is currently undertaking include:

- enhancing the convenience of its Internet and mobile phone-based ticket reservation system to provide better service to customers on the *Tokaido* Shinkansen (the "Express Reservation Service"), developing and testing a next-generation Express Reservation IC Service whereby an integrated circuit embedded in each customer's Express Card will store identification information of the customer and, upon the customer proceeding directly through the gate, will match and confirm the customer against the customer's reservation status, thus eliminating the need for ticketing.

- implementing a pre-paid IC card service which may also serve as a commuter pass allowing smooth, contact-free passage through ticket gates for conventional railway services; and

- conducting various marketing initiatives, including providing travel information and exclusive tour packages to members of its "JR Central 50+" membership-based travelers' service, which was launched in October 2003, to stimulate demand for leisure travel.

***Grow Non-transportation Businesses to Enhance Inter-segment Synergies and Overall Strengths***

JR Central seeks to sustain growth in its non-transportation businesses by focusing on businesses that will utilize the ability of its stations to attract potential customers or increase railway ridership, as exemplified by the various businesses based in the JR Central Towers complex located above Nagoya Station. By focusing on businesses that are mutually complementary with its railway operations, JR Central is seeking to steadily expand its non-transportation business, strengthen its business base and enhance its overall strength by implementing the following key strategies:

- expanding existing businesses, such as the development of a station complex in Shin-Yokohama Station and the development and management of primarily residential real estate properties located in central Nagoya and a shopping center in Shizuoka city that are expected to accommodate a third party supermarket chain and other prominent tenants; and

- taking further advantage of the proximity of its real estate properties to train stations by actively developing new stores and renovating existing ones at Nagoya Station and JR Central Towers as well as ones in smaller cities, such as Hamamatsu Station and Shizuoka Station.

### *Strengthen Financial Condition*

In connection with the breakup and privatization of JNR, the Company incurred ¥5,456.2 billion in total long-term debt and long-term payables (including current portion) as of March 31, 1992, primarily as a result of the transfer of *Tokaido* Shinkansen assets to the Company as part of its preparation for the Company's initial public offering and listing. One of the most significant objectives of JR Central's corporate strategy is to continue improving its financial condition and results of operations by prioritizing the repayment of its long-term debt and long-term payables, including by making accelerated payments or entering into debt assumption agreements as appropriate. JR Central expects to improve cash flow and achieve this objective through:

- maximizing revenue levels primarily through the enhancement of its *Tokaido* Shinkansen services;

- reducing personnel expenses through the expected retirement of a substantial number of employees, the automation of maintenance and the use of information technologies;

- improving the efficiency of capital expenditures through the introduction of the latest technologies to reduce operating expenses; and

- utilizing the allowance for large scale renovation of the Shinkansen infrastructure, which is recorded as a tax-deductible expense over a 15-year period from fiscal 2003, resulting in increased cash flows to facilitate the repayment of its long-term debt and long-term payables. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Results of Operations — Operating Costs and Expenses".

Through its focused efforts, the Company has reduced its total long-term debt and long-term payables (including current portion) from ¥5,456.2 billion as of March 31, 1992 to ¥3,665.8 billion as of March 31, 2005 and reduced its annual non-consolidated interest expense from its peak of ¥349.3 billion in fiscal 1993 to ¥176.6 billion in fiscal 2005. JR Central hopes to continue to reduce its long-term debt and long-term payables each year in the future depending on the cash flow available for that given year.

## Transportation Business

JR Central's transportation segment accounted for 80.7% of its total operating revenues in fiscal 2005 and is comprised of railway operations, primarily passenger railway operations, and, to a much lesser extent, bus services.

### *Overview*

JR Central's marketing area includes Tokyo, Nagoya and Osaka, the three largest metropolitan areas in Japan, as well as the historical and cultural centers of Kyoto and Nara, which received approximately 58 million visitors collectively in calendar year 2003, making them the most popular tourist destinations in Japan. JR Central's marketing area was home to 58.4% of Japan's population as of March 31, 2004 and accounted for 63.4% of its GDP in the year ended March 31, 2002. As of March 31, 2004, population density per square kilometer within JR Central's marketing area was approximately 2.5 times greater than Japan's overall population density figure. Due in part to these geographic, socio-economic and demographic circumstances, travel via railway between the Tokyo, Nagoya and Osaka metropolitan areas is extensive.

As of March 31, 2005, JR Central's railway network consisted of 13 railway lines with an aggregate of 1,970.8 kilometers of track and 402 stations. JR Central administers this network from its head office in Nagoya and its office in Tokyo, as well as two branch offices in Osaka and Shizuoka. The following map illustrates JR Central's *Tokaido* Shinkansen and conventional railway network.


The JR-Central Network
N
W
E
S
Sea of Japan
Tokaido Shinkansen
Conventional lines
Railway lines served by other operators who have through service on and direct connections to JR Central's express service or vice versa
Stations of JR Central
Stations of other railway operators
Notes:
This map does not include the Johoku line operated by one of the Company's consolidated subsidiaries.
The Tokaido Shinkansen has through service on and direct connections at Shin-Osaka Station to the Sanyo Shinkansen services of JR West, and vice versa.
Tokyo
Shinagawa
Shin-Yokohama
Maibara
Kyoto
Shin-Osaka
Nara
Nagoya
Shizuoka
Hamamatsu
Pacific Ocean

In fiscal 2005, the Company's non-consolidated railway business revenues accounted for almost all of the consolidated operating revenues of JR Central's transportation segment. Two major services comprise JR Central's railway passenger operations:

- Shinkansen passenger operations, which accounted for 86.0% of total railway business revenues in fiscal 2005; and
- conventional railway passenger operations, which accounted for 9.1% of total railway business revenues in fiscal 2005.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Segments — Transportation" for a detailed discussion of the components of JR Central's railway business revenues.

The following tables set forth operating and revenue data for the Company's railway business for the periods indicated:

**Non-Consolidated Railway Passenger Operations Data**

| | Year ended March 31 | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | | (millions) | |
| **Number of passengers:** | | | |
| Shinkansen passenger operations: | | | |
| Commuter passes | 12 | 12 | 12 |
| Ordinary tickets | 118 | 121 | 124 |
| Total | 130 | 132 | 137 |
| Conventional railway passenger operations: | | | |
| Commuter passes | 238 | 239 | 239 |
| Ordinary tickets | 135 | 136 | 135 |
| Total | 373 | 374 | 374 |
| Total number of passengers:(1) | | | |
| Total number of commuter pass passengers | 248 | 249 | 250 |
| Total number of ordinary ticket passengers | 245 | 247 | 250 |
| Total | 492 | 496 | 499 |
| **Passenger kilometers:** | | | |
| Shinkansen passenger operations: | | | |
| Commuter passes | 1,088 | 1,096 | 1,155 |
| Ordinary tickets | 38,501 | 39,244 | 40,402 |
| Total | 39,589 | 40,340 | 41,556 |
| Conventional railway passenger operations: | | | |
| Commuter passes | 5,060 | 5,132 | 5,162 |
| Ordinary tickets | 3,819 | 3,800 | 3,760 |
| Total | 8,878 | 8,933 | 8,922 |
| Total passenger kilometers: | | | |
| Total commuter pass passenger kilometers | 6,148 | 6,229 | 6,317 |
| Total ordinary ticket passenger kilometers | 42,320 | 43,044 | 44,162 |
| Total | 48,468 | 49,273 | 50,479 |

(1) Total number of passengers is adjusted for double-counting of passengers who used both the Shinkansen and conventional passenger railway operations.

**Non-Consolidated Railway Business Revenue Data**

| | Year ended March 31 | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | (billions of Yen) | | |
| Railway passenger operations revenues: | | | |
| Shinkansen passenger operations revenues: | | | |
| Commuter passes | ¥ 13.2 | ¥ 13.2 | ¥ 13.8 |
| Ordinary tickets | 925.8 | 944.2 | 967.3 |
| Total | 939.0 | 957.4 | 981.1 |
| Conventional railway passenger operations revenues: | | | |
| Commuter passes | ¥ 32.0 | ¥ 32.3 | ¥ 32.5 |
| Ordinary tickets | 74.1 | 73.3 | 71.6 |
| Total | 106.2 | 105.6 | 104.1 |
| Railway operations revenues: | | | |
| Total commuter passes | ¥ 45.3 | ¥ 45.5 | ¥ 46.3 |
| Total ordinary ticket | 999.9 | 1,017.5 | 1,038.9 |
| Total small - package services | 0.1 | 0.2 | 0.2 |
| Total | 1,045.4 | 1,063.3 | 1,085.5 |
| Railway usage revenues | 3.2 | 3.2 | 3.4 |
| Miscellaneous revenues | 52.1 | 52.0 | 51.8 |
| Total railway business revenues | ¥1,100.9 | ¥1,118.6 | ¥1,140.8 |

### Tokaido *Shinkansen Services*

*General.* JR Central's *Tokaido* Shinkansen links the Tokyo, Nagoya and Osaka metropolitan areas over a total operating distance of 552.6 kilometers covering 17 stations. At most of these Shinkansen stations, passengers can transfer between JR Central's conventional railway services or railway services operated by other railway companies. A portion of *Tokaido* Shinkansen passengers travel to and from western Japan beyond the Shin-Osaka terminus using JR West's *Sanyo* Shinkansen. The *Tokaido* Shinkansen has through service on and direct connections at Shin-Osaka Station to the *Sanyo* Shinkansen services of JR West for continuous travel between cities in western Japan such as Okayama, Hiroshima and Hakata, and Nagoya or Tokyo. This allows passengers to travel to and from the western part of the main island of Honshu, otherwise known as the Sanyo area, and the south-western island of Kyushu without changing trains. The opening of the new Shinagawa Shinkansen Station in Tokyo in October 2003 improved access to the *Tokaido* Shinkansen services in the Tokyo metropolitan area significantly, reducing total travel time for passengers originating from the south-western part of Tokyo by 20 to 30 minutes.

JR Central owns and operates all of the existing *Tokaido* Shinkansen facilities, except for certain rolling stock owned by JR West and operated by JR Central on the *Tokaido* Shinkansen line for which JR Central makes rental payments pursuant to mutual rental arrangements between JR Central and JR West for the *Tokaido* Shinkansen through service into the *Sanyo* Shinkansen. JR Central owns and operates all 17 Shinkansen stations on the *Tokaido* Shinkansen line. The *Tokaido* Shinkansen line is double-tracked and runs on specially-constructed standard gauge tracks. Most conventional railway trains in Japan run on narrow gauge tracks. The *Tokaido* Shinkansen's operational tracks do not pass through level crossings, eliminating the possibility of train-automobile and other accidents at road crossings. The entire *Tokaido* Shinkansen line is electrified, equipped with an ATC system, and controlled using JR Central's COMTRAC systems.

JR Central's Shinkansen passenger operations generate significantly higher revenues per passenger kilometer than its conventional railway passenger operations, primarily because of the Shinkansen surcharge. In fiscal 2005, Shinkansen passenger operations accounted for 82.3% of JR Central's passenger kilometers and its railway passenger operations revenues accounted for 86.0% of JR Central's total railway business revenues.

*Services.* The *Tokaido* Shinkansen commenced operations in 1964 under JNR. JR Central assumed operational control of the *Tokaido* Shinkansen in 1987 and has since introduced continued improvements in safety and service. The *Tokaido* Shinkansen offers three different kinds of Shinkansen services: *"Nozomi"*, *"Hikari"* and *"Kodama"*. As of March 31, 2005, there were a total of 295 regularly scheduled departures per day, consisting of 149 *Nozomi,* 65 *Hikari* and 81 *Kodama* departures. The *Nozomi* service, which offers the shortest travel times among JR Central's *Tokaido* Shinkansen services, stops at major stations, namely Tokyo, Nagoya, Kyoto and Shin-Osaka. All *Nozomi* trains also stop at either or both of Shinagawa Shinkansen

Station and Shin-Yokohama Station, and the approximate travel time between Tokyo and Shin-Osaka stations is 150 minutes. The *Hikari* service stops at some additional stations such as Shizuoka and Hamamatsu, and the approximate travel time between Tokyo and Shin-Osaka stations is 180 minutes. The *Kodama* service stops at each station on the *Tokaido* Shinkansen's route of operation. The *Nozomi, Hikari* and *Kodama* services use a combination of Series 700 and Series 300 railcars. The surcharges of all three Shinkansen services are the same for non-reserved seating.

JR Central introduces upgraded rolling stock for the *Tokaido* Shinkansen from time to time. In 1992, JR Central introduced the *Nozomi* service on the *Tokaido* Shinkansen using Series 300 railcars with operating speeds up to 270 kilometers per hour and in 1999 introduced Series 700 railcars also operating at up to 270 kilometers per hour and featuring enhanced comfort and other improvements. JR Central subsequently increased the frequency of *Nozomi* service to up to eight departures per hour in March 2005. JR Central further plans to introduce the Series N700 railcars, jointly developed with JR West, in 2007. During fiscal 2005, JR Central's Shinkansen passenger operations carried approximately 137 million passengers, or a daily average of approximately 374,000 passengers (including passengers traveling on specially scheduled trains). The annual average delay per train for JR Central's *Tokaido* Shinkansen services was approximately 0.4 minutes, 0.1 minutes and 0.7 minutes during fiscal 2003, 2004 and 2005, respectively.

Passengers on the *Tokaido* Shinkansen consist of business travelers and, to a lesser extent, tourists and other non-business travelers. An estimated 60% to 70% of *Tokaido* Shinkansen passengers are business travelers according to JR Central's surveys conducted from time to time. To provide appropriate capacity depending upon changes in travel demand, including increased passenger ridership during the morning and evening rush hours and holiday and vacation seasons, JR Central operates additional train departures as may be required or appropriate, in addition to the regularly scheduled departures. In fiscal 2005, the *Tokaido* Shinkansen had a significant number of specially scheduled trains, resulting in a maximum of 349 aggregate train departures per day.

*Strategy of Services.* JR Central seeks to enhance the attractiveness of its *Tokaido* Shinkansen services by improving convenience while adhering to its fundamental policy of providing safe, punctual and reliable high speed mass transportation railway services. In particular, JR Central completed the Shinagawa Shinkansen Station for the *Tokaido* Shinkansen in October 2003, improving access for passengers from southwestern Tokyo. The Shinagawa Shinkansen Station and the Shinkansen train yards in its vicinity also provide JR Central additional capacity and flexibility to manage its rolling stock more efficiently, enabling up to 15 Shinkansen departures per hour (including those from the Shinagawa Shinkansen Station) depending on future demand, and providing JR Central with greater flexibility to maintain consistent scheduling even in the event of disruptions of service. JR Central also revised its Shinkansen timetable in October 2003 and in March 2005 to enable up to eight *Nozomi* departures per hour, compared to a maximum of three departures per hour prior to October 2003. As a result, *Nozomi* trains linking Tokyo and Shin-Osaka stations in approximately 150 minutes replaced the *Hikari* as the core of the *Tokaido* Shinkansen's services. In order to realize this timetable revision, JR Central continued to roll-out additional Series 700 railcars in Fall 2003 to ensure that all trains run at a maximum operating speed of 270 kilometers per hour. In conjunction with this revision, JR Central reduced *Nozomi* surcharges to make its *Nozomi* services more affordable. See "Transportation Business — Railway Fares and Surcharges". JR Central also introduced non-reserved seats on the *Nozomi* service, for which passengers pay the same surcharge as that for the *Hikari* and *Kodama*, and which increased convenience for business travelers who may need to travel on very short notice. JR Central believes these measures have contributed to an increase in passenger ridership since Fall 2003 and will further enhance its competitiveness relative to air travel. In the one year since the opening of the Shinagawa Shinkansen Station, passenger volume of the *Tokaido* Shinkansen from the Tokyo metropolitan area have increased by approximately 5%.

JR Central has also introduced new services or has enhanced existing services to improve access and convenience for passengers. In September 2001, JR Central introduced its Express Reservation Service, which was subsequently expanded in Spring 2004 to target corporate customers. Through this service, holders of JR Central's credit card, or the "Express Card", can make, change and cancel reservations for *Tokaido* Shinkansen tickets via Internet browsers of mobile phones and personal computers. Membership of the Express Card was approximately 310,000 as of March 31, 2005. JR Central is currently developing a next generation Express Reservation IC Service whereby an integrated circuit embedded in each customer's Express Card will store identification information of the customer and, upon the customer proceeding directly through the gate, will match and confirm the customer against the customer's reservation status, thus eliminating the need for ticketing. Users of the service flash the Express Card at the gate, which will recognize the reservation electronically and provide details such as train and seat information. JR Central expects to introduce the Express Reservation IC Service in fiscal 2008.

JR Central has also actively promoted demand for leisure travel, capitalizing on the popularity of Kyoto and Nara, two historical cities within its marketing area that are also the most popular tourist destinations in Japan, which received approximately 58 million visitors collectively in calendar year 2003. For example, through its travel agency network, JR Central offers discounted tour packages to specific travel destinations using non-peak hour Shinkansen trains. JR Central has also launched a membership-based travelers' service, the "JR Central 50+", in October 2003. This service, targeted primarily at customers age 50 years or older, who tend to have a higher disposable income, is offered free of charge, and provides travel information and tour packages through a magazine circulated to members. As of March 31, 2005, the JR Central 50+ service had a membership of approximately 300,000.

Since the various improvements in service in October 2003, JR Central has taken additional measures to improve its *Tokaido* Shinkansen services. To meet increased demand during the 2005 World Exposition in Aichi Prefecture and the regular morning and evening rush hours, JR Central introduced additional Series 700 railcars to increase its *Nozomi* departures, and in March 2005 revised the *Tokaido* Shinkansen timetable to increase the maximum number of *Nozomi* departures per hour from seven to eight and to increase the number of direct services to the *Sanyo* Shinkansen. Through the development and expected introduction of the Series N700, the new and improved rolling stock jointly developed with JR West that features faster operating speeds on curves and smoother operation, as well as a new ATC system utilizing microelectronic and other advanced technologies enabling smoother deceleration, JR Central aims to further improve reliability and passenger comfort on its *Tokaido* Shinkansen operations.

### Chuo *Shinkansen*

The *Chuo* Shinkansen is a national project to build a new Shinkansen line to link Tokyo and Osaka, which may use trains equipped with Superconducting Maglev technology. JR Central believes that Superconducting Maglev technology should be employed for the *Chuo* Shinkansen because of its advanced features and high speed. In 1989, the MLIT, after considering the ridership demand for the *Tokaido* Shinkansen and the predicted ridership demand for trains equipped with Superconducting Maglev technology, determined that a route connecting Tokyo and Osaka would be a highly effective route in which the Superconducting Maglev technology could be tested, because the test line may be used later to form a part of the tracks for commercial operations of a Shinkansen to be built on such route. In connection with JR Central's agreement with the MLIT in 1990 to participate in the running tests for the Superconducting Maglev and to fund a portion of the investment in the test line, JR Central confirmed with the MLIT that, as JR Central is the railway operator responsible for providing passenger transportation services linking the Tokyo, Nagoya and Osaka metropolitan areas, JR Central should assume the management of the *Chuo* Shinkansen if and when it is completed.

The MLIT has forecasted that a substantial portion of travelers that currently use the *Tokaido* Shinkansen as well as travelers that currently travel by air between Tokyo and Osaka will switch to the *Chuo* Shinkansen upon its completion. As a result, the combined number of travelers using the *Chuo* Shinkansen and the *Tokaido* Shinkansen is expected to exceed the number of travelers using the *Tokaido* Shinkansen prior to the commencement of the operation of the *Chuo* Shinkansen line. In March 2005, a committee of the MLIT acknowledged that the foundational technologies for practical application of the Superconducting Maglev have been established as a result of a series of test-runs. However, following the establishment of such foundational technologies, additional steps will need to be taken before the Government can decide to implement the *Chuo* Shinkansen project, including further surveys, and the Government has not determined the timing, whether the Superconducting Maglev technology will be employed, whether JR Central will assume management, the manner of construction or financing and other important details for the *Chuo* Shinkansen project, which is expected to require very high levels of capital investment. JR Central is therefore not able to assess the impact that this project may have on its financial condition or results of operations. JR Central nevertheless considers that a pre-condition for its participation in this project will be to have reasonable assurance that the *Chuo* Shinkansen and *Tokaido* Shinkansen services will complement one another and operate profitably as unified sound business enterprises.

### *Conventional Railway Services*

*General.* The total operating distance of JR Central's conventional rail lines extends 1,418.2 kilometers, consisting of 12 lines and 392 stations. Of these lines, 37.7% are double-track lines and 66.2% are electrified. Sophisticated traffic control systems, such as the ATS-ST system and the advanced Programmed Route Control (PRC) system, help ensure safety and enhance frequency of service. The proportion of commuter passes to ordinary tickets is higher for conventional railway passenger operations compared to the

*Tokaido* Shinkansen, and 31.2% of revenues from conventional railway passenger operations were attributable to commuter passes in fiscal 2005.

JR Central provides conventional railway services in and around Nagoya and surrounding regions such as Shizuoka in central Japan. To a limited extent, JR Central's trains also run on the tracks owned by other JR Passenger Companies and other railway operators and *vice versa* pursuant to mutual arrangements between the relevant parties.

*Services.* JR Central's conventional railway services cover the Nagoya metropolitan area and the Shizuoka area and consist primarily of local train lines that mainly serve commuters. JR Central's conventional railway services outside these areas consist of various express and local trains primarily providing access to and among cities outside these areas not served by the *Tokaido* Shinkansen. Passengers on these intercity train services are mainly business travelers and tourists.

JR Central's conventional railway services have been improved significantly in several respects since the breakup and privatization of the JNR, including reduced travel times and improved passenger comfort through the introduction of new rolling stock, as well as increased frequency of service. Specifically, the number of scheduled conventional railway departures per day increased from 1,428 as of April 1987 to 2,101 in April 2005. The number of scheduled express trains per day also increased from 114 to 118, and travel times between Nagoya and major surrounding cities were reduced during the same period. The minimum travel times for various intercity trains have also been reduced significantly. The percentage of air-conditioned trains has increased from 70% at the time the Company was established to the current 100%.

*Strategy of Services.* JR Central believes that its Shinkansen and conventional railway operations mutually complement one another and the potential of its railway network is maximized through integrated operations. Accordingly, JR Central plans to continue its standing policy of maintaining and developing its conventional railway operations as a vital part of its collective railway network. For example, JR Central plans to increase operational efficiency through the automation of maintenance and inspection and certain other functions. JR Central has implemented and continues to implement, or is proceeding to implement, the following measures to improve safety service and passenger convenience:

- improve train connections to facilitate passenger transfers between the *Tokaido* Shinkansen and conventional railway services, thereby enhancing the convenience of its entire railway network, with measures such as revisions of the *Tokaido* Shinkansen timetable in October 2003 and March 2005;

- continue introducing services that address passenger needs, including frequency and capacity of certain train lines, offering reserved seating for special rush-hour trains and introducing discount express tickets and new models of rolling stock providing additional comfort in limited express trains;

- replace older-model rolling stock as it becomes worn out with new rolling stock, utilizing the latest technologies to further improve passenger safety, comfort and service; and

- introduce a pre-paid IC card service which may also serve as a commuter pass and will allow smooth passage through ticket gates upon its expected introduction at conventional railway stations in the Nagoya area in fiscal 2007 and the Shizuoka area in fiscal 2008.

***Railway Fares and Surcharges***

A fare is required for all passenger or small-package services, while a surcharge is added to applicable fares for the use of railway passenger services, including express charges and upper-class seat charges for the *Tokaido* Shinkansen and some of its conventional railways and charges for reserved seating, as well as charges for certain other railway services. As all *Tokaido* Shinkansen operations consist of express train services, an additional Shinkansen surcharge is applied in addition to the fare. In conjunction with the various Shinkansen service enhancements and revision of the timetable in October 2003, JR Central, while increasing the frequency of its *Nozomi* services, which offer the shortest time, also reduced *Nozomi* surcharges to make these services more affordable. Still, the *Nozomi* surcharges are slightly higher than the surcharges for the *Hikari* and *Kodama* services, except for the surcharge for non-reserved seating, which is currently the same for all three Shinkansen services. JR Central's conventional railway operations generally charge only fares but also require surcharges for express trains and upper-class seats available in some of its express trains.

JR Central generally calculates its fares in proportion to the distance traveled under a system in which the per-kilometer fare decreases as the distance traveled increases. In order to ensure passenger convenience after the breakup of the JNR, the JR Passenger Companies, including JR Central, use a common fare system in which fares and surcharges for passengers and baggage traveling across the service areas of two or more JR Passenger Companies are combined into a single fare and surcharge and are calculated based on distance without regard to service area boundaries. Fare and surcharge payments received on behalf of other JR Passenger Companies are settled through a fare settlement arrangement with these companies.

The Company has not raised fares or surcharges for its Shinkansen or conventional railway operations since its inception in 1987, except for increases accompanying the introduction of a 3.0% consumption tax in 1989 and the 2.0% increase in the consumption tax rate which came into effect in 1997. The other major passenger railway companies operating within the same area as JR Central's railway network raised their fares by approximately 30% to 40% through several price increases during the same time period, excluding the increases accompanying the introduction and subsequent increase of the consumption tax. JR Central has generally believed that maintaining its fares and surcharges at current rates has made it more competitive with these other railways. All railway companies, including JR Central, must obtain the approval of the Minister to establish the upper limits for their fares and Shinkansen surcharges, and must give prior notification to the Minister to set or revise fares and Shinkansen surcharges within such limits. See "— Regulatory Framework — The Railway Business Law".

In connection with its efforts to increase demand for its railway services, JR Central will continue to offer various discount railway travel tickets to meet passenger demand, including volume-discount tickets for the *Tokaido* Shinkansen.

### *Rolling Stock*

JR Central owns all of the rolling stock used in its railway operations. However, for the convenience of passengers whose itinerary requires them to travel through or beyond JR Central's railway network on another railway operator's train services and *vice versa*, some rolling stock owned by other railway companies does run on JR Central's tracks and is operated by JR Central and *vice versa*, pursuant to mutual rental arrangements. As of March 31, 2005, JR Central owned the following rolling stock, categorized by type, on a non-consolidated basis:

**Rolling Stock**

| | Number of units | Percentage |
|---|---|---|
| ***Shinkansen Operations:*** | | |
| Shinkansen railcars | 1,959 | 42.3% |
| Other Shinkansen railcars(1) | 896 | 19.4 |
| ***Conventional Railway Operations:*** | | |
| Electric railcars | 1,083 | 23.4 |
| Diesel railcars | 227 | 4.9 |
| Passenger cars(2) | 18 | 0.4 |
| Electric locomotives | 9 | 0.2 |
| Diesel locomotives | 8 | 0.2 |
| Freight cars(3) | 55 | 1.2 |
| Other railcars(4) | 371 | 8.0 |
| Total | 4,626 | 100.0% |

(1) Consists of railcars used primarily for maintenance, construction and other non-passenger purposes.
(2) Passenger cars are passenger railcars that contain no engines or motors, and are pulled by locomotives.
(3) Includes railcars used for certain maintenance-related activities, such as the transporting of track bed gravel.
(4) Consists of railcars used primarily for maintenance, construction and other non-passenger purposes.

In addition, JR Central is planning to introduce the Series N700, a next-generation Shinkansen rolling stock, through a joint development with JR West. JR Central expects the first Series N700 rolling stock to be introduced into commercial operation on the *Tokaido* Shinkansen in 2007. The rolling stock used for the Superconducting Maglev technology test runs is owned by the Railway Technical Research Institute.

### *Bus Services*

JR Central operates its bus services primarily through its wholly-owned subsidiary, JR Tokai Bus Company. JR Central's bus services consist primarily of long-distance express bus services connecting major cities in central Japan, mainly between Nagoya and cities such as Tokyo, Osaka and cities in Shizuoka Prefecture, including overnight buses that run during the non-operational hours of the *Tokaido* Shinkansen. Some of JR Central's long-distance express bus services are operated jointly with JR East and JR West under arrangements where seats can be reserved on buses run by a different operator. In February 2005, JR Central also began operation of a direct bus service connecting Nagoya Station and Nagoya's newly-opened Central Japan International Airport. Revenues from JR Central's bus services totaled ¥5.5 billion (before eliminations) in fiscal 2005.

## Non-transportation Businesses

In addition to its transportation business, JR Central engages in other businesses that provide additional sources of revenue. These non-transportation businesses generated revenues of ¥272.3 billion, or 19.3% of JR Central's total operating revenues for fiscal 2005. The JR Central Towers complex, featuring a 53-storey tower and a 51-storey tower, was completed in December 1999 as the primary focus of many of JR Central's non-transportation operations. Strategically located above Nagoya Station, the main metropolitan hub for both the *Tokaido* Shinkansen and JR Central's conventional railway network, JR Central Towers has a total area of approximately 417,000 square meters, making it one of the largest building complexes (in terms of floor space) in Japan. This complex presents diverse business opportunities across all of JR Central's major non-transportation businesses and houses the JR Nagoya Takashimaya department store, an office building, the Nagoya Marriott Associa Hotel and smaller retail and restaurant spaces. The combination of these diverse elements creates a comprehensive retail space within heavily-utilized stations that have substantial ability to attract consumers. This is an established business model in Japan, where large-scale merchandise businesses within and above railway stations are effectively tailored to attract passengers from extensive railway networks. The total operating revenue of businesses based in the JR Central Towers complex exceeded ¥127 billion (before eliminations) in fiscal 2005. Non-transportation businesses are organized into three segments:

- *Merchandise and Other*, which includes the operation of the JR Nagoya Takashimaya department store, smaller retail outlets and restaurants utilizing space in or near railway station complexes and sales of food and merchandise inside trains;

- *Real Estate*, which consists primarily of the management of JR Central Towers and other station complexes and other premises, including the leasing of space to retailers and other tenants; and

- *Other Services*, which includes the operation of the Nagoya Marriott Associa Hotel and four other Associa hotels, travel agency services, and advertising, as well as construction, inspection, maintenance and repair services provided mainly to the Company and its subsidiaries and affiliates.

JR Central's non-transportation businesses are generally related to, or complement and enhance, and are in turn complemented and enhanced by, JR Central's railway operations. JR Central regards JR Central Towers and other real property as important assets and seeks to engage in non-transportation businesses which create synergies with JR Central's railway operations.

### *Merchandise and Other*

JR Central's merchandise and other operations consist of the JR Nagoya Takashimaya department store, retail outlets and restaurants located within and near station premises along its Shinkansen and conventional railway network, and sales of food, refreshments and other products inside trains on its *Tokaido* Shinkansen and certain other railway lines. Many of these outlets and restaurants are located in JR Central Towers or in one of JR Central's other station complexes and premises, giving them access to a large customer base and enhancing their ability to attract consumers. JR Central also believes that the customers JR Central Towers and other station complexes attract are likely to use its railway services to access such establishments or travel to their next destination, contributing to an increase in passenger ridership. JR Nagoya Takashimaya, an 11-storey department store (plus two basement floors) with 65,000 square meters of retail space located above Nagoya Station, was opened in March 2000 as part of a joint venture with Takashimaya Co., Ltd., a high-end department store and Japan's leading department store operator in terms of sales. JR Central is the

majority owner of the joint venture, with a 59.2% share. Under the joint venture arrangement with Takashimaya Co., Ltd., Takashimaya Co., Ltd. introduces suppliers, provides advice and know-how on merchandise mix and marketing and furnishes information on consumer and product trends to JR Nagoya Takashimaya, in exchange for royalty fees to Takashimaya Co., Ltd. JR Nagoya Takashimaya is one of the largest department stores in Nagoya and sells a wide variety of luxury and brand-name items, clothing and fresh and prepared foods. While revenues of department stores in Japan have decreased for eight consecutive years reflecting, among other things, weak consumer spending, diversified consumer preferences and competition with large-scale suburban shopping center and specialty stores, the JR Nagoya Takashimaya department store achieved more than 10% annual growth in sales in the first three years of operation and approximately 9% and 2% in fiscal 2004 and 2005, respectively, and its revenues totaled ¥85.4 billion (before eliminations) in fiscal 2005. JR Central believes that regular renovations are the key to attract customers and remain competitive in this business. For its retail outlets, restaurants and in-train sales, JR Central strives to match the goods and services closely with the needs of commuters, travelers and other users of its stations and related facilities. JR Central's merchandise and other segment generated operating revenues of ¥169.4 billion in fiscal 2004 and ¥171.5 billion in fiscal 2005, accounting for 12.2% in both fiscal years of JR Central's total operating revenues.

### *Real Estate*

JR Central leases space to retailers and other tenants, including some of the Company's consolidated subsidiaries, in stations and office buildings developed on property already owned by JR Central within or near station premises throughout its railway network. As of March 31, 2005, JR Central operated 23 station complexes used primarily as retail or office space. JR Central's real estate segment generated operating revenues of ¥37.0 billion in fiscal 2005, accounting for 2.6% of JR Central's total operating revenues.

In December 1999, JR Central completed JR Central Towers, and began leasing office space to tenants. JR Central Towers consists of a 51-story office tower, a 53-story hotel tower that is occupied by the Nagoya Marriott Associa Hotel and a department store space that is currently leased to JR Nagoya Takashimaya. The 51-storey office tower offers approximately 90,000 square meters of office space (of which approximately 40,000 square meters is rental office space and most of the remainder is occupied by JR Central's offices and common area used by all tenants), 8,700 square meters of restaurant space and a 1,400 square meter observatory deck. In fiscal 2005, the office tower's average occupancy rate was 99.4%, counting JR Central as one tenant. The Company and certain of its consolidated subsidiaries together form the largest tenant of the office tower of JR Central Towers.

In February 2003, JR Central completed the construction of the JR Marunouchi Chuo Building, a 14-storey office building located above Tokyo Station in Tokyo's Marunouchi business region that offers approximately 36,000 square meters of office space, of which approximately 10,000 square meters is rental office space (the remainder consists of JR Central's station concourse and offices occupied by the Company and certain of its consolidated subsidiaries). In fiscal 2005, the average occupancy rate was 98.1%, counting JR Central as one tenant.

In addition, JR Central is progressing with plans to develop another 19-storey station complex with four underground levels, offering hotel, office and retail space within Shin-Yokohama Station in calendar year 2008. The Shin-Yokohama station complex is designed to offer approximately 16,000 square meters of office space, 34,000 square meters of retail space and 11,000 square meters of hotel space. The Shin-Yokohama Station is one of the major stations in the Tokyo metropolitan area, which gives JR Central's planned station complex access to a large number of potential customers and potential substantial business opportunities.

JR Central is also planning to develop a shopping center in Shizuoka accommodating a leading third-party supermarket chain and other tenants to be completed in Fall 2005 and primarily residential real estate properties located in central Nagoya, which will consist of a condominium with approximately 230 units and six retail stores, to be completed in Spring 2007. JR Central expects that these projects and JR Central Towers will be the focus of continued growth in its non-transportation business.

### *Other Services*

JR Central conducts a number of other business activities, some of which are aimed at leveraging the customer base and railway stations and other facilities of its core passenger railway business. Major businesses in the other services segment include the operation of the Nagoya Marriott Associa Hotel and four other

Associa hotels, travel agency services, construction, inspection, maintenance and repair services and advertising. In fiscal 2005, the other services segment generated operating revenues totaling ¥63.6 billion, accounting for 4.5% of JR Central's total operating revenues.

The following are brief summaries of the major components of JR Central's other services.

*Hotel Operations.* As of March 31, 2005, JR Central operated a total of five hotels as part of its Associa hotel chain, ranging from a luxury hotel and resort to business hotels, with a total of 1,829 rooms.

The following table shows information regarding JR Central's hotels:

| Name of hotel | Hotel location | Opened | Number of rooms | Type of hotel | % Ownership by JR Central |
|---|---|---|---|---|---|
| Nagoya Marriott Associa Hotel | Nagoya Station | May 2000 | 780 | Luxury | 100.0% |
| Hotel Associa Takayama Resort | Takayama City | July 1994 | 290 | Resort | 100.0 |
| Hotel Associa Shizuoka Terminal | Shizuoka Station | September 1983 | 278 | Business | 76.6 |
| Hotel Associa Nagoya Terminal | Nagoya Station | November 1974 | 259 | Business | 76.1 |
| Hotel Associa Toyohashi | Toyohashi Station | June 1997 | 222 | Business | 100.0 |

The Nagoya Marriott Associa Hotel opened in May 2000 as part of the JR Central Towers project. The hotel is owned and operated by JR Central pursuant to a franchise agreement with Marriott International, Inc. Located immediately above Nagoya Station, the Nagoya Marriott Associa Hotel is a 780-room full-service luxury hotel designed to accommodate both business and leisure guests. The Nagoya Marriott Associa Hotel is larger and offers more direct access to Nagoya Station than any other hotel in central Nagoya. These advantages have enabled the Nagoya Marriott Associa Hotel to maintain an average occupancy rate of 86.4% in fiscal 2005.

*Construction Business.* JR Central operates its construction business primarily through its wholly-owned subsidiary, JR Tokai Construction Co., Ltd. JR Tokai Construction Co., Ltd. has extensive experience and skill in railway-related construction and is commissioned for construction, repair and maintenance projects primarily related to JR Central's railway operations such as tracks and stations, mainly by the Company, and also through joint ventures as well as by local governments. A significant portion of JR Central's construction business sales is from intercompany sales.

*Advertising Agency Services.* JR Central conducts its advertising agency business through JR Tokai Agency Co., Ltd., a consolidated subsidiary of the Company. JR Tokai Agency Co., Ltd. provides its advertising services primarily to the Company relating to its transportation business and, to a lesser extent, to third parties.

*Travel Agency Services.* JR Central conducts its travel agency business through a network of travel service centers located at major stations throughout JR Central's railway network that are operated by JR Tokai Tours, a joint venture with Japan Travel Bureau and a majority-owned subsidiary of the Company. JR Tokai Tours offers mostly domestic travel services in connection with the *Tokaido* Shinkansen. This network of travel agencies also enables JR Central to stimulate demand for domestic leisure travel by train by offering train-related short-term package tours, which include both discounted rail fare and accommodations at the selected destination. JR Central plans to continue to develop and offer innovative travel products through JR Tokai Tours.

## Competition

### *New Entry into the Railway Industry*

In its railway passenger operations, JR Central is subject to competition from other modes of passenger transport and from other railway passenger companies. New entry into the railway business is generally limited by high entry costs associated with purchasing the necessary land, railcars and other facilities and the laying of tracks. Currently there are no competitors in the high-speed railway industry for services between Tokyo and Osaka, and JR Central does not foresee any competition emerging in the future.

*Competition for Shinkasen Travel (the* Tokaido *Shinkansen)*

Within its marketing area, JR Central's *Tokaido* Shinkansen services face competition from domestic airlines with respect to passenger travel between the Tokyo and Osaka metropolitan areas. The main factors of competition are safety, reliability, punctuality, convenience (including frequency and capacity), overall travel time (including transfer and access time from airports to city centers in case of airline travel) and price. JR Central believes that its *Tokaido* Shinkansen services offer significant advantages over airlines with respect to each of the relevant factors, other than price. First, there have been no passenger fatalities or injuries due to train accidents such as derailments or collisions in over 40 years since the commencement of its commercial operations. Additionally, the *Tokaido* Shinkansen is extremely punctual and reliable, with an annual average delay per train of only 0.4 minutes, 0.1 minutes and 0.7 minutes in fiscal 2003, 2004 and 2005, respectively, even accounting for severe weather conditions or natural disasters such as typhoons and heavy snowfall. The *Tokaido* Shinkansen also offers more than twice as many departures per day between Tokyo and Osaka than all domestic airlines combined. Finally, the *Tokaido* Shinkansen features greater passenger capacity, as each *Tokaido* Shinkansen train seats approximately 1,300 passengers, or more than twice the passenger capacity of a Boeing 747-400 aircraft. These advantages have contributed to the *Tokaido* Shinkansen's overwhelming market share compared to domestic airlines, particularly for travel between the Tokyo and Nagoya metropolitan areas and between the Tokyo and Osaka metropolitan areas. The MLIT survey indicates that in fiscal 2004, the average daily passenger ridership in aggregate for travel by railway and airlines was approximately 60,000 for travel between the Tokyo and Nagoya metropolitan areas and was approximately 114,000 for travel between the Tokyo and Osaka metropolitan areas. Based on the MLIT survey, JR Central estimates that in fiscal 2004, on a passenger ridership basis, JR Central's market share of passenger travel between the Tokyo and Nagoya metropolitan areas using railways or airlines was near 100%, while its market share of passenger travel between the Tokyo and Osaka metropolitan areas using railways or airlines was approximately 81%.

Although competition with airlines has increased in recent years due to intense price-cutting (including price discounts for travelers who make early reservations) and increased frequency of service by airlines (including the further planned increase in departure and arrival slots at Haneda Airport in 2009), JR Central believes that travel by the *Tokaido* Shinkansen remains highly competitive with domestic airlines. Generally, the normal fares and surcharge for the *Tokaido* Shinkansen services are comparable to, or lower than, those of airlines, while various discount menus offered by airlines do not allow for a simplistic price comparison. Passengers on the *Tokaido* Shinkansen and airlines are primarily business travelers and tourists and other non-business travelers. While business and leisure travelers are more susceptible to overall economic activity levels compared to daily commuters, business travelers are likely to be less price sensitive than leisure travelers and make up a significant portion of Shinkansen passengers, estimated to be 60% to 70% according to surveys JR Central has conducted from time to time. JR Central believes the competitiveness of its *Tokaido* Shinkansen services has been further enhanced as a result of the opening of the new Shinagawa Shinkansen Station and a drastic timetable revision focusing on increased frequency of the *Nozomi* trains in October 2003.

Further, the Series N700, which is jointly developed with JR West and is scheduled to be in commercial operation in 2007, in conjunction with the new ATC system, is expected to reduce travel time compared with the Series 700 by up to five minutes between Tokyo and Shin-Osaka stations and by more for through service to and from the *Sanyo* Shinkansen. The Series N700 is expected to enhance passenger comfort through improvements in riding quality and noise protection. JR Central also expanded its Express Reservation service to corporate users in Spring 2004 to enhance passenger convenience and access. To further enhance passenger convenience, JR Central has started the development and testing of the Express Reservation IC Service in 2005. See "— Sales and Marketing". JR Central believes that these measures will enable it to further improve the competitiveness of its *Tokaido* Shinkansen services compared to air travel.

*Competition for Shinkansen Travel (Continued Travel on the* Tokaido *Shinkansen and the* Sanyo *Shinkansen)*

The Shinkansen faces relatively more competition from airlines with respect to passengers traveling between Tokyo or Nagoya and cities in western Japan such as Okayama, Hiroshima and Hakata. The *Tokaido* Shinkansen has through service on and direct connections at Shin-Osaka Station to the *Sanyo* Shinkansen services of JR West. The MLIT survey indicates that in fiscal 2004, the average daily passenger ridership in aggregate for travel by railway and airlines was approximately 7,000 for travel between the Tokyo metropolitan area and Okayama Prefecture, approximately 13,000 for travel between the Tokyo metropolitan area and Hiroshima Prefecture and approximately 26,000 for travel between the Tokyo metropolitan area and Fukuoka Prefecture. Based on the MLIT survey, JR Central estimates that in fiscal 2004 the *Tokaido* and *Sanyo*

Shinkansen's market share of passenger travel using railways or airlines between the Tokyo metropolitan area and Okayama Prefecture was approximately 57%, while its market share of passenger travel using railways or airlines between the Tokyo metropolitan area and Hiroshima Prefecture was approximately 47% and that between the Tokyo metropolitan area and Fukuoka Prefecture was approximately 9%. Accordingly, in order to further attract customers, in addition to discount tickets it currently offers on a limited basis for certain business travelers traveling between the Tokyo metropolitan area and the Sanyo area, JR Central (in collaboration with JR West) doubled the number of *Nozomi* trains that connect directly between Tokyo and the areas served by the *Sanyo* Shinkansen as part of the revised timetable in October 2003. In the one year following the revision of the October 2003 timetable, passenger ridership for Shinkansen travel between the Tokyo metropolitan area and the Sanyo area expanded by approximately 10%, while passenger ridership for air travel decreased by approximately 4%. As a result of the timetable revision in March 2005, the frequency of direct service between Tokyo and the Sanyo area was increased by, among other measures, providing service approximately once every 20 minutes throughout the day between Tokyo Station and Shin-Kobe or Okayama stations. In addition, the Series N700 is also expected to be used for through service and direct connections at Shin-Osaka Station to the *Sanyo* Shinkansen when it commences commercial operations.

#### *Competition for Conventional Railway Travel*

JR Central's conventional railways compete principally with other railway companies such as Meitetsu and Kintetsu, automobiles and, to a lesser extent, buses. The main factors of competition are safety, reliability, punctuality, convenience (including frequency and capacity), travel time and price. JR Central will seek to maintain the competitiveness of its conventional railway passenger operations against other railway companies as well as other modes of transportation. Such measures include improving connections and coordinating schedules with the *Tokaido* Shinkansen services, increasing the frequency and capacity of certain train lines, offering reserved seating for special rush-hour trains, introducing discount express train tickets for travel within certain areas, the expected implementation of the pre-paid IC card service and the introduction of new models of rolling stock providing additional comfort in limited express trains in response to passenger needs.

#### *Competition for Non-transportation Businesses*

In its non-transportation businesses, JR Central faces significant competition from a wide variety of companies operating in the same or related businesses, such as hotel operators, office buildings, retailers and travel agencies. For example:

- In its merchandise and other segment, which includes the operation of the JR Nagoya Takashimaya department store, JR Central faces intense competition from other major department stores, primarily in central Nagoya, including the Matsuzakaya department store, and a new Mitsukoshi department store which opened in March 2005. Competition in this segment is expected to increase following the completion of other retail developments in 2006 and 2007.
- In its real estate segment, which includes the management of JR Central Towers, JR Central will face new competition upon the completion of new office buildings in 2006 and 2007, primarily in central Nagoya.
- In its other services segment, which includes the operation of the Nagoya Marriott Associa Hotel, JR Central faces competition from other luxury hotels, primarily in central Nagoya.

### Safety and Maintenance

JR Central regards the maintenance of safe and reliable railway services as one of its highest priorities. In accordance with this emphasis on safety, JR Central invests significant resources toward continuously maintaining and enhancing the safety of its railway operations and all related facilities, including tracks, stations and rolling stock, through measures such as control system upgrades and the application of new technologies to its rolling stock and other railway facilities. In fiscal 2005, ¥89.3 billion, or 69.0%, of the Company's capital expenditures on a non-consolidated basis, was for safety measures. JR Central offers training to train operators using sophisticated simulators, offers periodic training to operational and facility maintenance employees, and uses various practical simulation drills for natural disasters and accidents to prepare employees for various emergency situations. In addition, JR Central has guidelines and manuals for safety and disaster recovery, as well as emergency communication procedures in place. The *Tokaido*

Shinkansen has experienced no passenger fatalities or injuries due to train accidents such as derailments or collisions during 40 years of commercial operations.

Railway operation accidents (as defined in applicable MLIT regulations) in all of JR Central's railway operations have declined by 60.0%, from 60 in fiscal 1988 to 24 in fiscal 2005.

***Shinkansen Operations***

Various sophisticated operational control systems, including primarily the COMTRAC, CTC and ATC systems, contribute to the safe and reliable operation of the *Tokaido* Shinkansen. All operational control through these systems is centrally managed at the Shinkansen General Control Centers in Tokyo.

*COMTRAC.* Nearly all aspects of JR Central's Shinkansen operations, including establishing timetables, train route diagramming and control, crew and rolling stock management and utilization, facility management and information management, are monitored and controlled from a central control system, JR Central's COMTRAC. COMTRAC enables JR Central to centralize the monitoring and control of all Shinkansen trains in operation.

*CTC.* JR Central's CTC system manages train routes for stations within the *Tokaido* Shinkansen network in real-time from one of the Shinkansen General Control Centers and remotely controls railway signals within that network. The CTC also automatically displays in real-time the operational status and location of trains, railway-track switches, signals and other features.

*ATC.* The ATC system monitors the distance between trains as well as the status of overall line traffic, and indicates to each train's driver the appropriate speed. If this specified speed is exceeded, the ATC system automatically activates the braking system. The ATC system was installed on all *Tokaido* Shinkansen trains and tracks upon the *Tokaido* Shinkansen's commencement of operations in 1964. JR Central is currently proceeding with pre-installation work on a new ATC system. The new ATC system, expected to be implemented in fiscal 2006, is designed to further improve brake control, thereby enhancing passenger comfort and providing greater flexibility to maintain consistent scheduling even in the event of disruptions of service.

***Conventional Railway Operations***

Four control centers, including the Tokai and Shizuoka General Control Centers, handle operational control of JR Central's conventional railways. The CTC system, which is installed on almost all conventional railway lines, enables centralized remote control of signaling equipment within the conventional railway line network as well as real-time management of train operation and equipment status, thereby helping to ensure safe and reliable service. The PRC system enables the automatic control of train operations through the control of signals and switches based on pre-programmed timetable information. The ATS system, which automatically activates emergency brakes to stop trains when necessary, was incrementally upgraded to the current ATS-ST system between fiscal 1990 and 1991 and is utilized on all of JR Central's conventional railway lines. Subsequently, a transmission device that detects the operating speed of trains and automatically determines when to activate the braking system was added as a function of the ATS-ST system between fiscal 1995 and fiscal 1999 to further enhance safety. At present, JR Central's internal policy is to install the ATS-ST speed detection and control device along railway lines where the difference of maximum speed between a straight line and an upcoming curve exceeds 40 kilometers per hour. In response to the April 2005 derailment accident which disrupted the services of another railway operator in Amagasaki, Japan, on May 27, 2005, the MLIT published a release setting forth emergency guidelines for safety systems that prevent trains from running at excess speed on curves. Railway companies have two years to install this ATS system in areas where the number of trains exceed ten per hour at peak times and five years for the remaining areas. JR Central announced on June 29, 2005 its plans to install the ATS-ST speed detection and control device at additional locations as required under the MLIT guidelines and otherwise on a voluntary basis at a total cost of approximately ¥0.1 billion.

JR Central has also improved, and in some cases eliminated, many of the level crossings on its conventional railway network to prevent level crossing accidents and increase the safety of JR Central's passengers and of people living and working within JR Central's network. As a result of these efforts, the number of level crossing accidents involving automobiles or pedestrians has been reduced by approximately 90% from 50 in fiscal 1988 to six in fiscal 2005.

### *Responding to Natural Disasters and Other Incidents*

JR Central has taken various measures to minimize the impact of rain, wind, earthquakes and other natural disasters on its railway services. In fiscal 2005, there were more heavy rains and typhoons than in an average year, resulting in several occasions of disruption in JR Central's railway services, including disruption to the operations of the *Takayama* line. Although the *Takayama* line's operations have only partially recovered, JR Central does not expect this disruption to have a material effect on its operations and financial condition. While no disruptions caused by poor weather conditions in the past have had a material effect on JR Central's operations, JR Central considers providing safe and reliable railway services one of its highest priorities, and taking measures that minimize effects of natural disasters comprise an integral part in realizing this goal. Information on the operating environment is centrally managed through a disaster-prevention information gathering system on a real-time basis, and in the event specified disaster-related conditions are exceeded, contingency operational restrictions are imposed in accordance with the Company's internal regulations. The Second General Control Center in Osaka provides a backup control facility for the Shinkansen General Control Center in Tokyo in the event of natural disasters and other emergency situations.

The *Tokaido* Shinkansen runs through specific regions that are currently designated by the Government as those requiring intensified monitoring to minimize the impact of potential earthquakes. Accordingly, JR Central installed an earthquake detection system throughout the *Tokaido* Shinkansen line in March 1992 as its primary anti-seismic measure. This system detects earthquakes more promptly than conventional systems by analyzing the primary wave (the initial tremor) of an earthquake, and then automatically cuts power to trains whenever necessary, potentially before the secondary or main wave of an earthquake arrives. The information gathered using this earthquake detection system has also been used for conventional railway lines since April 1997. An upgrade of this earthquake detection system is currently underway to reduce the time lag between the detection of earthquake waves to the transmission of an alert from three seconds to two seconds. In addition to the reinforcing of railway facilities structures such as elevated tracks and bridges as a part of its regular operations, JR Central has also been taking additional preventive measures in accordance with Ministry ordinances after the Great Hanshin Awaji Earthquake in January 1995, including the reinforcement of certain elevated tracks and bridges, through measures such as reinforcing the columns for those structures, to maximize resistance to large-scale earthquakes within the *Tokaido* Shinkansen network. JR Central also determined in December 2003 to reinforce columns of elevated tracks underneath which stores and other retail outlets operate, a factor which in the past had made the reinforcement particularly difficult, and completion of these reinforcements is expected in fiscal 2009. For conventional railway operations, JR Central continuously implements safety measures such as reinforcing rail embankments and installing equipment to prevent rocks and gravels from falling on train structures. JR Central also utilizes satellite communication equipment as part of its efforts to strengthen its information communication capabilities during natural disasters.

JR Central installed the In-Station Communication System at the Tokyo, Shin-Yokohama, Nagoya, Kyoto and Shin-Osaka stations in February 2002 and at the Shinagawa Shinkansen Station in October 2003 to enable operational messages to be transmitted simultaneously to a large number of station employees, substantially improving the dissemination of vital information to passengers in the event of an emergency.

JR Central has implemented various security measures designed to help prevent or respond to terrorist activities, including coordinating with local police forces and increasing the number of monitoring cameras and security guards at JR Central's railway facilities.

### *Inspection and Maintenance*

JR Central regards proper inspection and maintenance as critical to the safe and reliable performance of its railway operations. Shinkansen railcars are, as specified by applicable MLIT standards, subject to a maintenance schedule whereby they are generally inspected every two days, with complete overhauls conducted every three years or 1,200,000 kilometers of service. Conventional railcars vary by model, but are generally inspected every ten days, with complete overhauls conducted every eight years.

JR Central uses special inspection railcars, which inspect rail tracks and electrical equipment and gather data while traveling along Shinkansen or conventional railway tracks at regular speeds to facilitate its equipment maintenance and management efforts. The "Doctor Yellow" Shinkansen inspection railcar is based on the Series 700 railcar and conducts inspections of Shinkansen facilities while traveling at speeds of up to 270 kilometers per hour, and the diesel-powered "Doctor Tokai" is used for inspections of conventional railway facilities. By automating a significant portion of the previously labor-intensive process of inspecting

rails and electrical facilities such as trolley wires and identifying damage and wear of such facilities, these inspection trains have significantly improved the speed, precision and efficiency of inspection and maintenance tasks, reducing the cost of those tasks. JR Central uses the inspection data to perform necessary maintenance work more efficiently, such as through the use of rail milling cars, further improving the safety and reliability of its railway services.

### Sales and Marketing

Stations throughout JR Central's railway network comprise the principal element of its sales network. JR Central has mostly automated the sales of short-distance tickets, which are conducted mainly using automated ticket vending machines. Tickets for longer distance travel, including those for Shinkansen services which often require seat reservations, are sold at ticketing offices inside stations. These offices sell Shinkansen and other long-distance tickets (including seamless ticketing for services on or connecting to other JR Passenger Company lines), commuter passes, discount tickets and various other types of products, and also provide basic customer service, such as responding to passenger inquiries regarding train schedules and other matters. As of March 31, 2005, JR Central had ticket offices at 201 stations throughout its railway network. JR Central is seeking to increase the speed and level of automation of its ticket sales while maintaining the quality of its customer service through the introduction of long-distance ticket vending machines, which totaled 266 as of March 31, 2005 and are connected to the Multi Access Seat Reservation System, or MARS, ticketing and reservation system and which can be used for purchasing reserved seats on long-distance trains, including seats on Shinkansen trains. The majority of JR Central's passenger ticket revenues are derived from ticket sales conducted at the sales offices of other JR Passenger Companies or third-party vendors such as travel agencies and JR Central in turn pays a commission for such transactions.

In September 2001, JR Central introduced the Express Reservation Service in order to increase convenience for *Tokaido* Shinkansen passengers. In the Spring of 2004, JR Central expanded its Express Reservation Service to target corporate customers. The Express Reservation Service enables registered holders of JR Central's Express Card to make reservations for *Tokaido* Shinkansen tickets via Internet browsers of mobile phones and personal computers. The price of the ticket is charged to the customer's account at the time of reservation and payment is settled later through the customer's registered bank account through the credit card function of the Express Card. Users do not have to go to a ticket counter to reserve a ticket and may instead print out tickets at ticket machines. Users may make, change, cancel and pay for their reservations on-line as frequently as needed any time before the ticket is physically issued, thereby increasing the convenience of the *Tokaido* Shinkansen services. The Express Reservation Service was designed to match the characteristics of the *Tokaido* Shinkansen services, and is unique to JR Central among the JR Passenger Companies. JR Central is currently discussing with JR West the possibility of introducing the Express Reservation Service to the *Sanyo* Shinkansen. In addition, registered card holders who make reservations for the *Tokaido* Shinkansen using the Express Reservation Service receive a discount on the *Nozomi, Hikari* or *Kodama* surcharge, which makes these tickets cheaper than the price of a ticket on the same train without a reservation or the price using other discount tickets. Because of the convenience and the price advantage offered by this on-line reservation service, Express Card holders have increased to approximately 310,000 as of March 31, 2005. Usage of the service has also increased to an average of 20,000 per day on weekdays as of March 2005.

JR Central is currently developing a next-generation Express Reservation IC Service that involves an integrated circuit embedded in each customer's Express Card that stores identification information of the customer identifying the customer and the customer's reservation status. The tickets will continue to be charged to the customer's account at the time of reservation, with payment settled later through the customer's registered bank account through the credit card function of the Express Card, thereby eliminating the need for ticketing at the station. Users of the service flash the Express Card at the gate, at which the Express Card will electronically match and confirm the customer against the customer's reservation status and provide details such as train and seat information. JR Central expects to introduce the Express Reservation IC Service in fiscal 2008.

JR Central is also implementing a pre-paid IC card service for conventional railway services which may also serve as a commuter pass allowing smooth, contact-free passage through ticket gates. JR Central expects to introduce this service in the Nagoya area in fiscal 2007 and the Shizuoka area in fiscal 2008.

JR Central's marketing efforts are focused primarily on increasing train usage on trains with relatively low passenger ridership through special fares such as limited volume discounts for the *Tokaido* Shinkansen, travel packages using conventional railways or the *Tokaido* Shinkansen operated by JR Central, and the

promotion of tourist destinations on JR Central's railway network, so as to optimize the use of its predetermined passenger capacity. For example, JR Central promotes leisure travel using its railway network by offering discount tickets for limited seats on its *Tokaido* Shinkansen with advanced purchase and, through travel agencies operated by JR Central's majority-owned subsidiary, by offering discount tour packages to designated locations, especially on specified off-peak *Tokaido* Shinkansen trains. In particular, JR Central actively promotes travel to Kyoto and Nara, Japan's most popular tourist locations. In addition, as the senior population with more leisure time becomes a more important marketing target, as symbolized by the postwar baby-boomers with relatively high disposable income reaching retirement age over the next two to three years, JR Central launched a membership-based travelers' service, the "JR Central 50+" in October 2003. This service, primarily for customers age 50 years or older, who tend to have a higher disposable income, is offered free of charge and provides travel information and exclusive tour packages through a magazine circulated to members. JR Central endeavors to provide attractive and timely travel information on destinations along its railway lines and offers exclusive tour packages to members, to stimulate demand for leisure travel. As of March 31, 2005, the JR Central 50+ service had a membership of approximately 300,000.

JR Central's advertising consists of television commercials and print advertising. Print advertising includes billboard, point of sale and other advertising throughout JR Central's extensive network of stations, as well as inside its railcars.

**Information and Control Systems**

JR Central's operations involve the processing and management of a large volume of information relating to train operation and control, reservations and sales, financial management and bookkeeping, maintenance and other related matters. This information is managed through JR Central's network of information and control systems, the most important of which are subject to constant monitoring and strict security measures. JR Central's information and control systems, which are completely internal with the exception of certain parts of the sales management system, are divided into four main categories:

*Operational Control Systems.* The Shinkansen General Control Center in Tokyo handles the operational aspects of JR Central's *Tokaido* Shinkansen operations through the COMTRAC system, while four control centers handle the operational control of JR Central's conventional railway operations. To ensure the safety and efficiency of its railways, JR Central employs a wide variety of systems to control the monitoring, operation and control of its rolling stock and railway facilities, including the ATC and CTC systems. In addition, the Second General Control Center in Osaka, jointly established with JR West, acts as a backup facility for the Shinkansen General Control Center in cases of emergencies, thereby providing dual operational control systems.

*Sales Management Systems.* JR Central uses MARS, a ticketing and reservation system developed by JNR and used by all of the JR Passenger Companies to conduct and manage seamless reservations and ticket sales throughout the joint networks of the JR Passenger Companies. MARS is presently operated by Railway Information Systems Co., Ltd., which is jointly owned by all of the JR Companies. JR Central pays a system usage fee relating to its use of the MARS system. JR Central also utilizes a proprietary Point-of-Sales ticketing and sales management system that manages ticket revenues at each station within its operating network.

JR Central has also developed several proprietary ticketing systems intended to increase direct sales and convenience for customers, including the Express Reservation Service, which enables users to make, change, cancel and pay for *Tokaido* Shinkansen reservations via Internet browsers of mobile phones and personal computers.

*Financial Management Systems.* JR Central operates a financial management system, which gathers financial data from throughout JR Central's network, facilitating JR Central's bookkeeping operations and cash management. To expedite its consolidated settlement procedures, JR Central introduced a new accounting management system for JR Central group companies in April 2002.

*Facility Management Systems.* JR Central operates computerized facility management systems which gather, manage and store inspection data on rolling stock as well as railway and electrical facilities throughout JR Central's network, facilitating and improving the accuracy of JR Central's inspection and maintenance activities.

JR Central also maintains and operates a sophisticated telecommunications network which is critical to the operation of its passenger railway network. As of March 31, 2005, JR Central's telecommunications facilities included approximately 6,800 kilometers of conventional cable and approximately 1,900 kilometers of fiber-optic cable, as well as a network of ground-based and satellite wireless telecommunication facilities. JR Central owns most of its telecommunications facilities, but a portion of its wireline network is provided by a third party.

**Research and Development**

JR Central is dedicated to the application of advanced technology to its passenger railway transportation businesses in order to achieve continuous improvements in safety, reliability and efficiency. To realize these fundamental goals, JR Central's current research and development activities are focused on several areas: safety and reliability, improving transportation services, developing superconductor-based magnetically levitated, or Superconducting Maglev, technology, increasing systematization and minimizing environmental impact. The majority of JR Central's research and development activities is conducted by JR Central independently, while some activities are conducted jointly with other JR Companies, such as the development of the Series N700 with JR West, and with the Railway Technical Research Institute, such as the development of the Superconducting Maglev technology. JR Central's total expenditures for research and development in fiscal 2005 were ¥18.6 billion, including depreciation of Superconducting Maglev test facilities and JR Central's payment to the Railway Technical Research Institute.

Since its establishment, JR Central has consistently promoted a wide range of technical development projects, including attaining a maximum operational speed of 270 kilometers per hour on the *Tokaido* Shinkansen and the on-going Superconducting Maglev project. In June 2002, as part of an effort to further integrate its comprehensive research and development activities, JR Central restructured its technical departments and established the General Technology Division, which combines various departments responsible for specific projects and technical fields. In July 2002, with a view to accelerating overall technical progress and associated employee skills and developing technologies required for the growth of current and future businesses opportunities, JR Central opened a new approximately 730,000 square-meter research and development facility in Komaki City in Aichi Prefecture, near Nagoya. This newly established facility will be the focus of JR Central's efforts to improve existing and develop new railway-related technologies.

Some of the more significant aspects of JR Central's research and development activities are described below.

*Safety and reliability.* JR Central regards the maintenance of safe and reliable railway services as one of its highest priorities. Since its inception, JR Central has actively maintained and enhanced the safety and reliability of its railway operations through measures such as upgrades of operation control systems and the application of new technologies to its rolling stock and other railway facilities. JR Central will continue to develop and implement new related technologies throughout its railway operations to enhance safety, such as further improvement of level-crossings and related facilities. Additionally, JR Central plans to improve its technology and expertise in inspection and maintenance such as through the introduction of testing equipment capable of replicating and testing, within a short time period, the effects of centuries of wear and tear resulting from operating rolling stock on a test subject.

*Improving transportation services.* JR Central is engaged in research and development relating to the overall improvement of its railway operations. Its projects include research related to the continuous development and introduction of new rolling stock, in particular the new Series N700 railcar. The Series N700 Shinkansen is being jointly developed with JR West, and is based on further evolution of the current Series 700. The Series N700 utilizes a new body inclining system permitting the rolling stock to travel at higher speeds on curves. In addition, acceleration performance has been increased by 30% over the Series 700, which, together with the body inclining system and the introduction of a new ATC system, is expected to shorten the travel time compared with the Series 700 from Tokyo to Shin-Osaka stations by up to five minutes. The travel time for destinations beyond Shin-Osaka Station on the *Sanyo* Shinkansen route is expected to be further shortened as the maximum operating speed for the Series N700 operating on the *Sanyo* Shinkansen route is likely to increase to 300 kilometers per hour. The Series N700 also enhances passenger comfort through improvements in riding quality and quietness, and reduces energy consumption by 10% over the Series 700. JR Central expects the Series N700 to commence commercial operation on the *Tokaido* Shinkansen in 2007. JR Central is also developing a new ATC system, featuring continuous automated detection of train intervals and respective train velocities, as well as a smoother braking performance. These advances in the new ATC system in turn realize greater safety and passenger comfort,

and further facilitate recovery to normal train schedules following any disruptions of service. Pre-installation work of the new ATC system is currently in progress, and is expected to be implemented in fiscal 2006.

*Superconducting Maglev.* Superconducting Maglev technology may be used on the *Chuo* Shinkansen project to enable an operating speed of approximately 500 kilometers per hour, connecting Tokyo and Osaka in approximately one hour. The testing of the Superconducting Maglev on the Yamanashi Maglev Test line is a national project and has been conducted jointly by JR Central and the Railway Technical Research Institute since April 1997. Together with the Government and the Railway Technical Research Institute, JR Central has funded part of the costs on the premise that it will manage both the *Chuo* Shinkansen and *Tokaido* Shinkansen lines. The total amount of investment required for the Yamanashi Maglev Test Line is expected to be ¥317.3 billion, of which ¥196.5 billion is to be borne by JR Central. Of this amount, JR Central has invested ¥166.3 billion as of March 31, 2005.

In December 2003, manned test runs of the Superconducting Maglev reached a maximum speed of 581 kilometers per hour, breaking its own world record for the fastest running speed ever recorded for trains. As of March 31, 2005, the total distance of running tests reached 434,066 kilometers. In March 2005, the Maglev Technology Practicality Evaluation Committee of the MILT acknowledged that the foundational technologies for practical application of the Superconducting Maglev had been established as a result of a series of test runs. JR Central plans to continue technological developments of the Superconducting Maglev, such as additional running tests intended to further enhance durability and reduce costs beyond fiscal 2006.

Core technologies pertaining to the Superconducting Maglev, including the superconducting magnetic technology, have been jointly developed by JR Central and third party manufacturers and the intellectual property rights to those technologies are jointly held by JR Central and such manufacturers. In addition, certain technologies have been jointly developed by JR Central and the Railway Technical Research Institute and the intellectual property rights to those technologies are jointly held by JR Central and the Railway Technical Research Institute.

*Increased systematization.* In accordance with its internal operational improvement plan, JR Central is engaged in research and development of new technology intended to enhance efficiency and promote systematization. Specifically, JR Central is developing technologies which reduce traditionally labor-intensive maintenance activities, thereby reducing costs, while at the same time improving reliability including, for example, the development of Shinkansen railway materials which require less maintenance and specialized electric trolley wires capable of automatically detecting their own state of wear.

*Participation in research efforts with the Railway Technical Research Institute.* In fiscal 2005, JR Central paid ¥3.7 billion to the Railway Technical Research Institute, which conducts basic research relating to railway technologies. This institute served as the technical research center of JNR until its breakup and privatization, and is currently part of a joint research effort sponsored primarily by the JR Companies. JR Central is obligated to make payments to the Railway Technical Research Institute each year an amount equal to 0.35% of JR Central's operating revenues from railway transportation operations during the prior fiscal year. In addition, JR Central must be consulted in connection with the use of amounts paid. JR Companies are entitled to use the outcome of the technical research financed by them.

**International Technical Support**

Since 2000, JR Central has offered technology and know-how relating to Shinkansen operations, through Japan Railway Technical Service (JARTS), a government-affiliated organization established in 1965 under the guidance of the MLIT and JNR, to the Japanese consortium commissioned for the rolling stock and electronics system of a high-speed railway in Taiwan. Specifically, JR Central has provided technical information, sent technical staff to Taiwan and received Taiwanese interns for training. JR Central believes that its participation in this project has also benefited it in several respects, including opportunities to demonstrate on an international forum the safety, reliability and other advantages of the Shinkansen system and the training and development of JR Central's technical personnel involved in the project. JR Central is not receiving compensation, except for the reimbursement of actual expenses, for its role in the Taiwan High-Speed Railway project.

**Environmental Matters**

Railway transportation is one of the most energy-efficient means of mass passenger transport, outperforming air, bus and automobile transportation. In fiscal 2003, railways in Japan accounted for

approximately 27% of passenger transportation (measured by passenger kilometers) but only approximately 7% of total energy consumed for passenger transportation purposes. According to the Government's estimates, a train only needs one-fourth the energy of an airplane, and one-sixth that of an automobile, to carry a passenger a given distance. JR Central estimates that the same indication for the *Tokaido* Shinkansen is further reduced to one-fifth the energy of an airplane and one-eighth that of an automobile.

JR Central intends to contribute to the preservation of the environment by further improving its railway services to attract more passengers to the use of railroad transportation.

The basis of JR Central's environmental efforts is the reduction of greenhouse gases, such as $CO_2$, through the continuous introduction of more energy-efficient rolling stock. In December 2003, JR Central received an award from the Minister of the Environment of Japan in recognition of its efforts toward the prevention of global warming. In particular, when tested at an operating speed of 220 kilometers per hour, the Series 300 and Series 700 railcars require approximately 8% and 16%, respectively, less electricity to travel between Tokyo and Shin-Osaka stations than the older Series 100 railcars. The Series 700 also features low $CO_2$ emission levels, particularly on high-density, long-distance routes. For example, for travel between Tokyo and Osaka, the $CO_2$ emission level (calculated as the amount of $CO_2$ emitted from the generation of the electricity required for operation) per passenger seat of the Series 700 is approximately 10% that of a Boeing 747-400. Due to energy savings realized through the introduction of these energy-efficient railcars, the $CO_2$ emissions of the *Tokaido* Shinkansen operations decreased 16% between fiscal 1990 and fiscal 2004 even as the number of train departures increased 10% or more during the same period. JR Central is currently developing (together with JR West) a next-generation Shinkansen railcar, the Series N700, which will further reduces energy consumption by approximately 10% from the Series 700, and is expected to be placed into operation in 2007. JR Central has replaced all Series 100 railcars with these energy-efficient models and further increased the percentage of Series 700 railcars, and as of March 31, 2005, Series 300 and Series 700 railcars comprised 100% of JR Central's Shinkansen fleet for commercial operation. JR Central has also proceeded with the replacement of conventional rolling stock with more energy-efficient models. As of March 31, 2005, approximately 70% of such conventional rolling stock had been replaced with more energy-efficient models.

JR Central's environmental conservation efforts extend beyond its railway operations. For example, the JR Central Towers complex features a highly efficient co-generation system that utilizes heat exhaust and the Hamamatsu workshop utilizes an ice thermal storage air-conditioning system that stores night-time power, which has a lower generation ratio from fossil fuels than daytime power, thus reducing the electric power used during the daytime, thereby contributing to reduced $CO_2$ emission levels. Furthermore, JR Central's research and development facility in Komaki, Aichi Prefecture incorporates several environmentally-conscious features, including a co-generation system, an ice thermal storage air-conditioning system and a solar power generation system.

JR Central is also taking measures to reduce industrial waste and encourage recycling. As part of this plan, JR Central promotes recycling by placing different recycling receptacles within stations to facilitate separation of waste. All recollected used tickets are recycled into cardboard boxes and other items. In addition, JR Central sells its retired Shinkansen and conventional rolling stock to third parties who recycle approximately 90% (on a weight basis) of all material from the retired railcars. All organic wastes generated at the JR Central Towers are composted after separation from inorganic waste and are recycled for use as fertilizer for organic produce and roadside trees. JR Central also continues its efforts to reduce waste generated during construction work through the reuse and recycling of such materials. JR Central's Technology Research and Development Department and several subsidiaries, including the JR Tokai Takashimaya Co., Ltd. department store, have attained ISO 14001 certification for environmental management.

JR Central regards the control of external noise and vibrations as integral to the quality of life in communities along its rail lines. Standards of the level of noise generated by Shinkansen trains are set by the Ministry of the Environment based on the peak noise level of operating trains. Aiming to meet these standards, JR Central has taken a number of steps, including elevating the sound proof walls along Shinkansen lines in densely populated areas, reducing the weight of railcars, smoothing of rail surfaces and installing modified pantographs and other noise-reducing equipment on its Shinkansen railcars.

### Suppliers

JR Central is not dependent upon any one significant entity or material, or upon any significant group of entities or materials, in connection with its operations. The most significant inputs JR Central requires in the conduct of its business are energy and rolling stock.

JR Central currently purchases its rolling stock (including all Shinkansen rolling stock and inspection and maintenance railcars) from 16 Japanese heavy industrial and rolling stock manufacturing companies. To ensure quality, JR Central orders certain important components, such as motors, to be used in rolling stock manufactured by these companies directly from the manufacturers.

As of March 31, 2005, 75.4% of JR Central's railway network was electrified. During fiscal 2005, the Company used a total of approximately 2.7 billion kilowatt-hours of electricity, purchased at applicable scheduled rates from the three regional electric power utilities located in or near JR Central's marketing area, and from JR East. JR Central's non-electrified lines are served by diesel trains, fuel for which is purchased from a number of suppliers.

### Property and Equipment

The following table sets forth the book value (net of depreciation) of property and equipment of JR Central owned and employed in its various operations as of March 31, 2005. Book value before depreciation equals cost, except that assets transferred by JR Central from JNR are valued at their transfer value, which in the case of conventional railway property and equipment was the net book value to JNR. See "Historical Background of JR Central" for a detailed discussion of the transfer of Shinkansen assets. Railway assets which are funded through construction grants are treated as having a book value of zero to the extent of such funding.

**Book Value of Property and Equipment**

| | Book value at March 31, 2005 |
|---|---|
| | (billions of Yen) |
| Land | ¥2,348.0 |
| Buildings and structures | 2,213.9 |
| Machinery, rolling stock and vehicles | 234.5 |
| Construction in progress | 68.6 |
| Other | 32.3 |
| Total | ¥4,897.5 |

### Insurance

JR Central maintains liability insurance against third-party claims arising from injuries related to its passenger railway operations. JR Central also maintains a range of insurance policies to cover its buildings, railway fixtures and other assets and other aspects of its business at levels it believes to be adequate. JR Central's insurance policies do not include coverage for earthquake-related risks because it believes that material limitations on the maximum coverage available do not justify the relatively high premiums for this type of insurance. JR Central's insurance policies also do not cover consequential business losses.

### Employees

As of March 31, 2005, JR Central had 23,326 permanent employees. JR Central believes that it has adequate human resources, including the number of employees, to continue to operate its business.

The number of employees on a non-consolidated basis was 19,618 as of March 31, 2005, of which 7,255 were 50 years of age or over. The Company expects that by 2010, on a non-consolidated basis, the number of employees will decrease to approximately 17,000 primarily through natural attrition partially offset by new employee hiring. Due to these demographics, approximately 1,000 employees of the Company each

year are expected to reach retirement age in the medium term. The retirement age for the Company's employees is 60. The Company has a reemployment program under which it reemploys willing retired employees on a discretionary basis until the employee reaches age 63. In fiscal 2005, 51 retired employees were reemployed under this program. The Company also has an early-retirement plan. In fiscal 2005, 14 out of 3,526 eligible employees retired before age 60 using this plan. The Company reduces base pay by 15.0% for employees who are 55 or older.

As of March 31, 2005, an aggregate of 17,900 of the Company's employees belonged to one of five labor unions. JR Central has been subject from time to time to limited strikes by certain of its union-member employees, but such actions have had no material adverse effects on its railway operations. As of March 31, 2005, a total of 26 labor disputes involving JR Central were pending before labor tribunals or courts. Most of these cases involved disputes over transfers, bonuses and other employment conditions.

While the Company does not make any retirement annuity plan available to its employees other than statutorily mandated contributions to the National Welfare Pension, eight of the Company's consolidated subsidiaries have other retirement annuity plans. Employees are generally entitled to lump sum retirement benefits under an unfunded plan as described in Note 9 to the Consolidated Financial Statements.

The Company encourages its employees to purchase shares of Common Stock in the market through an employees' stock purchase association, subject to a maximum of 20% of each employee's base salary. The Company subsidizes 8.0% of the amount paid by employees for stock purchases made through this association. As of March 31, 2005, JR Central Employee Shareholding Association held 1.87% of the Common Stock and is the sixth largest shareholder of the Company.

## Legal Proceedings

JR Central is involved in various legal proceedings in Japan. The proceedings consist primarily of labor-related claims and claims related to injuries incurred as the result of JR Central's railway operations. JR Central believes that the outcome of these proceedings will not have a material adverse effect on its financial condition or results of operations.

## Regulatory Framework

The MLIT is the principal regulator of the railway industry in Japan. The railway industry in Japan is subject to extensive regulation pursuant to statutes, ordinances and other regulations. The principal statute governing the railway industry is the Railway Business Law, to which all railway service operators are subject and which is described below. In addition, the Company was subject to regulation under the JR Law, which was applicable to the JR Companies, until amendments to the JR Law became effective on December 1, 2001, pursuant to which the Company, JR East and JR West are now generally excluded from the further application of the JR Law. The Company is not subject to any special regulation as a result of the Government, through the Selling Shareholder, being its largest shareholder, but is and will be subject to the audit of the Board of Audit of Japan, an independent executive organization of the Government, as long as the Government, through the Selling Shareholder, remains a shareholder.

### *The Railway Business Law*

The Railway Business Law subjects all railway businesses operators, both passenger and freight, to comprehensive regulation by the MLIT. Originally, the Railway Business Law imposed a number of restrictions such as regulations on the entry into and withdrawal from the railway transportation business, and the setting of fares and surcharges. An amendment to the Railway Business Law came into effect in March 2000 under which the restrictions on railway companies were partially reduced and relaxed.

Railway companies are required to obtain the prior permission of the Minister to operate each of their railway lines, and must submit notification at least one year in advance of terminating a passenger railway service on any portion of their railway lines. In addition to complying with regulations concerning the safety and maintenance of infrastructure and equipment, railway companies are required to report various matters relating to their railway operations, such as any significant changes to planned railway services and occurrence of major accidents. Construction of new railway lines, improvements to existing railway facilities and introduction of new models of rolling stock require approval of or confirmation by the Minister. However, certain aspects of the approval, confirmation or notification process have been simplified for companies that

have been recognized by the Minister as having a prescribed level of technical skill. The Company received certification in March 2001 as having the requisite level of technical skill.

Railway companies are required to obtain approval from the Minister when establishing and changing their maximum fares and Shinkansen surcharges under the Railway Business Law. Upon prior notification to the Minister, railway companies are allowed to establish and revise fares and surcharges but, in the case of fares and Shinkansen surcharges, within approved upper limits.

Under the Railway Business Law, the Minister must confirm that the upper limits of fares and surcharges will not exceed the aggregate amount of proper costs incurred pursuant to the efficient management of the railway company's operations and "proper profits" to the railway operator. The process for determining upper limits on the fares and Shinkansen surcharges is known as the "total-cost method" (*sokatsu-genka hou*).

The MLIT has adopted the following method as the total cost calculation method:

- The total-cost is the aggregate amount of the railway operation expense (including depreciation and tax) (*eigyo-hi tou*) and business compensation (*jigyo-houshu*).

- As part of the calculation method for the operation expense, a "yardstick method" has been adopted regarding the amount of comparable expense among railway companies to encourage indirect competition between railway companies and to promote efficient management of railway companies.

- Business compensation is calculated based on a rate-base method under which the amount of capital expense (e.g., interest, dividend) is estimated by considering what is fair and appropriate from an opportunity cost perspective in relation to the capital amount invested in the relevant business.

The Minister is authorized to issue orders to railway operating companies to change their fares or surcharges in situations where unfair discrimination against particular passengers or unfair competition with other railway operators may arise. However, the Minister has not issued such an order to the Company to date.

The Company's fares and surcharges have not been raised since its inception in 1987, except for a 3.0% increase in 1989 in conjunction with the introduction of a nationwide consumption tax at a rate of 3.0% in that year and a 1.9% increase in 1997 in conjunction with the 2.0% increase in such tax. For purposes of the Railway Business Law, the Company's fares and Shinkansen surcharges, as so increased, are deemed to be their upper limits. See "— Railway Fares and Surcharges" with respect to recent decreases of *Nozomi* surcharges.

***The Guidelines of the MLIT on the Company, JR East and JR West***

In addition to the Railway Business Law, which applies to all railway companies, until recently the Company was subject to the JR Law and to the Minister's orders which the Minister is authorized to issue under the JR Law.

An amendment to the JR Law came into effect on December 1, 2001 which excludes the Company, JR East and JR West from the regulations that they were formerly subject to under the JR Law. One of the effects of these amendments is that the Company is no longer required to obtain the approval of the Minister in relation to certain matters such as transferring its material assets or amending its Articles of Incorporation. However, the amendment to the JR Law mandates the Minister to issue, and the Minister has issued, guidelines concerning the following:

- matters related to the appropriate setting of fares and surcharges among the JR Companies and the smooth use of railway facilities and other matters relating to securing coordination and cooperation in the railway business among the JR Companies;

- matters related to the appropriate preservation of the currently operated railway routes in light of the trend of demand for transportation and other changes in circumstances following the implementation of the reform of JNR and matters related to securing the convenience of users in the development of stations and other railway facilities; and

- matters related to consideration to be given to small and medium-sized enterprises engaged in businesses similar to businesses that the three companies conduct in their geographic business areas by avoiding unfair interference with activities or unfair infringement of interests of such small and medium-sized enterprises.

The amendment to the JR Law also empowers the Minister to issue guidance and advice requesting the Company, JR East and JR West to comply with its guidelines. If any of the Company, JR East or JR West operates its businesses in a manner contrary to such guidelines without any justifiable reason, the Minister can issue recommendations to the relevant entity with respect to its business operations. If any of the Company, JR East or JR West then operates its businesses in a manner contrary to such recommendations without any justifiable reason, causing serious deviation from the purpose of the guidelines, the Minister can, after taking specific procedural steps, order the relevant company to take the recommended measures. To date, no such advice, guidance, recommendation or orders have been issued.

All bonds issued by the Company prior to December 1, 2001, the effective date of the amendment to the JR Law, are and continue to be general mortgage bonds, as required under the JR Law, which entitle the holder to statutory preferential rights over the claims of unsecured creditors of the Company.

***The Shinkansen Development Law***

The Shinkansen Development Law and related regulations set forth various matters concerning the construction and large scale renovation of a nationwide Shinkansen railway network.

The *Chuo* Shinkansen has been designated as a Shinkansen line that merits construction by the "Basic Plan" (*kihon-keikaku*) formulated by the Minister pursuant to the Shinkansen Development Law. With respect to the *Chuo* Shinkansen, the Minister has not yet prepared a "Development Plan" (*seibi-keikaku*), which the Minister is required to formulate with regard to Shinkansen lines designated for construction in a Basic Plan based on the result of investigations and analysis on the construction of the applicable Shinkansen line after due consultation with its operating entity and constructing entity. Currently, there is no Shinkansen line for which a Development Plan has been formulated within JR Central's railway network.

With regard to the allowance for large scale renovations of Shinkansen infrastructure, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Results of Operations — Operating Costs and Expenses — Allowance for Large Scale Renovation of the Shinkansen Infrastructure".

## SUBSIDIARIES AND AFFILIATES

The Company conducts its business together with its subsidiaries and affiliates. As of March 31, 2005, the Company had 30 consolidated subsidiaries and two affiliates accounted for by the equity method in its Consolidated Financial Statements.

The following tables sets forth information as of March 31, 2005 on the Company's consolidated subsidiaries, as well as affiliates accounted for by the equity method in the Company's Consolidated Financial Statements. All of the Company's consolidated subsidiaries and affiliates are located in Japan.

### Consolidated Subsidiaries

| Name | Issued capital | Voting interest directly or indirectly held by the Company |
|---|---|---|
| | (millions of Yen) | |
| **Transportation** | | |
| JR Tokai Bus Company | ¥ 1,747 | 100.0% |
| JR Tokai Logistics Company | 300 | 100.0 |
| Tokai Transport Service Company | 295 | 100.0 |
| **Merchandise and Other** | | |
| JR Tokai Takashimaya Co., Ltd. | 10,000 | 59.2 |
| JR Central Passengers Co., Ltd. | 998 | 100.0 |
| Tokai Kiosk Company | 700 | 90.0 |
| JR Tokai Food Service Co., Ltd. | 295 | 100.0 |
| JR Tokai Corporation | 100 | 70.0 |
| **Real Estate** | | |
| JR Central Building Co., Ltd. | 45,000 | 100.0 |
| JR Tokai Real Estate Co., Ltd. | 16,500 | 100.0 |
| Toyohashi Station Building Co., Ltd. | 1,880 | 52.5 |
| Shin-Yokohama Station Development Co., Ltd. | 1,804 | 100.0 |
| Nagoya Terminal Station Building Co., Ltd. | 900 | 52.2 |
| Shizuoka Terminal Development Co., Ltd. | 624 | 60.0 |
| Hamamatsu Terminal Development Co., Ltd. | 600 | 76.8 |
| Nagoya Station Area Development Corporation | 480 | 100.0 |
| JR Development and Management Corporation of Shizuoka | 363 | 100.0 |
| Tokyo Station Area Development Corporation | 100 | 100.0 |
| JR Development and Management Corporation of Kansai | 30 | 100.0 |
| **Other Services** | | |
| JR Tokai Hotels Co., Ltd. | 14,000 | 100.0 |
| Shizuoka Terminal Hotel Co., Ltd. | 2,120 | 76.6 |
| Nagoya Terminal Hotel Co., Ltd. | 1,850 | 76.1 |
| JR Tokai Tours | 490 | 70.0 |
| JR Tokai Agency Co., Ltd. | 61 | 90.0 |
| JR Tokai Construction Co., Ltd. | 300 | 100.0 |
| Chuoh Linen Supply Co., Ltd. | 150 | 78.0 |
| JR Tokai Information Systems Company | 100 | 100.0 |
| The Japanese Mechanized Works and Maintenance of Way Co., Ltd. | 100 | 72.5 |
| Tokai Rolling Stock & Machinery Co., Ltd. | 80 | 60.5 |
| JR Central Consultants Company | 50 | 100.0 |

**Equity-Method Affiliates**

| Name | Issued capital | Voting interest directly or indirectly held by the Company |
|---|---|---|
| | (millions of Yen) | |
| Shinsei Technos Co., Ltd. | ¥1,091 | 22.4% |
| Railway Information System Co., Ltd. | 1,000 | 21.8 |

## MANAGEMENT

The Board of Directors makes decisions relating to the Company's affairs and monitors and oversees the management duty performed by each Director. The Company's Articles of Incorporation provide for a Board of Directors consisting of not more than 39 members. Directors are elected at general meetings of shareholders and the normal term of office of Directors is two years, although Directors may serve any number of consecutive terms. The Board of Directors may elect, from among its members, a Chairman, a President and one or more Vice-Chairmans, Vice Presidents, Senior Executive Directors and Executive Directors. The President is a Representative Director, and one or more additional Representative Directors may be elected by the Directors from among themselves. Each of the Representative Directors has the authority to represent the Company in the conduct of its affairs.

The Articles of Incorporation of the Company provide for not more than five Corporate Auditors. Corporate Auditors are elected at general meetings of shareholders, and the normal term of office of Corporate Auditors is four years, although Corporate Auditors may serve any number of consecutive terms. Corporate Auditors elect from among themselves one or more full-time Corporate Auditors. Corporate Auditors are not required to be certified public accountants, but they may not be current Directors, Executive Officers, general managers or employees of the Company or its subsidiaries. It is required that at least one of Corporate Auditors be a person who was not a director, executive officer, general manager or employee of the Company or its subsidiaries during the five-year period prior to the relevant Corporate Auditor's election. Three of the Company's five Corporate Auditors meet this requirement and have held no prior position at the Company or its subsidiaries as a director, executive officer, general manager or employee. After the end of the ordinary general meeting of shareholders to be held in June 2006, not less than half of Corporate Auditors must be persons who have not been a director, executive officer, general manager or employee of the Company or its subsidiaries.

Pursuant to the requirements of applicable statutes, the Corporate Auditors of the Company form a Board of Corporate Auditors. Each Corporate Auditor has a duty to examine the administration by the Directors of the Company's affairs and, as appropriate, may require the submission of a business report from a Director, general manager or employee of the Company or investigate the state of the businesses and assets of the Company. The Corporate Auditors are required to examine financial statements and business reports to be submitted by the Board of Directors to the general meeting of shareholders and report to the Board of Directors their opinion on the results of such examinations. The Corporate Auditors are required to attend meetings of the Board of Directors and, if necessary, to express opinions at such meetings, but they are not entitled to vote on matters decided by the Board of Directors.

The consolidated and non-consolidated financial statements of the Company must be audited by independent certified public accountants, who are elected at the general meeting of shareholders. The Directors are required to submit financial statements of the Company to its independent certified public accountants in addition to its Corporate Auditors. Independent certified public accountants must report on these financial statements to the Board of Corporate Auditors and to the Directors. Deloitte Touche Tohmatsu, a Japanese member firm of Deloitte Touche Tohmatsu (Swiss Verein), are the Company's independent certified public accountants.

The Directors of the Company are as follows:

| Name | Title |
|---|---|
| Yoshiyuki Kasai[1] | Chairman |
| Masayuki Matsumoto[1] | President |
| Masataka Ishizuka[1] | Vice President |
| Tsuneo Hara[1] | Vice President |
| Toshiaki Araya[1] | Vice President |
| Yoshiomi Yamada[1] | Vice President |
| Akihiro Amaya | Senior Executive Director |
| Akio Seki | Senior Executive Director |
| Koushi Akutsu | Executive Director |
| Takeshi Tategami | Executive Director |
| Takao Innami | Executive Director |
| Toyonori Noda | Executive Director |
| Mitsuru Nakamura | Director |
| Kouei Tsuge | Director |
| Masayuki Kono | Director |
| Shin Kaneko | Director |
| Haruo Goto | Director |
| Naotoshi Yoshikawa | Director |
| Fujio Cho[2][3] | Director |
| Shunichi Kodama | Director |
| Kenji Koroyasu[2] | Director |

(1) Representative Director.
(2) Outside Director. Under the Commercial Code, an outside director is a director who is not and has not been a director performing management duties, an executive officer, a general manager or an employee of the Company or any of its subsidiaries.
(3) Mr. Fujio Cho is also a representative director of Toyota Motor Corporation.

The Corporate Auditors of the Company are as follows:

| Name | Title |
|---|---|
| Tadahiko Nakamura[1] | Corporate Auditor |
| Mitsuhiko Koga[1][2] | Corporate Auditor |
| Hironori Aihara[2][3] | Corporate Auditor |
| Ikuo Murakami[4] | Corporate Auditor |
| Toshitaka Hayakawa[2][5] | Corporate Auditor |

(1) Full-time Corporate Auditor.
(2) Outside Corporate Auditor who has not been a director, an executive officer, a general manager or an employee of the Company or any of its subsidiaries, as described in the second paragraph under "Management".
(3) Mr. Hironori Aihara is also a director of Transcutaneous Technologies Inc.
(4) Mr. Ikuo Murakami is also a corporate auditor of JR Central Building Co., Ltd.
(5) Mr. Toshitaka Hayakawa is also a representative director of Toho Gas Co., Ltd.

The Corporate Officers of the Company are as follows:

| Name | Title |
|---|---|
| Akira Nakagawa | Corporate Executive Officer |
| Toshiaki Doi | Corporate Executive Officer |
| Takashi Ono | Corporate Officer |
| Tsutomu Morimura | Corporate Officer |
| Junichi Hirasawa | Corporate Officer |
| Hiroshi Nakashima | Corporate Officer |
| Osamu Nakayama | Corporate Officer |
| Masaki Seki | Corporate Officer |
| Teruo Kachi | Corporate Officer |
| Kazuhiro Yoshikawa | Corporate Officer |
| Kazumasa Ishizu | Corporate Officer |
| Kaoru Umemoto | Corporate Officer |
| Akira Sugimoto | Corporate Officer |

## PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

### Principal Shareholders

The following table sets forth the ten largest holders of the Common Stock appearing in the register of shareholders and the register of beneficial shareholders of the Company and the number and percentage of shares of Common Stock held by them as of March 31, 2005:

**Ten Largest Shareholders of the Company**

| Principal shareholder | Number of shares held of record | Percentage of total issued shares |
|---|---|---|
| JNR Settlement Headquarters | 886,071 | 39.56% |
| Mizuho Corporate Bank, Ltd. | 111,978 | 5.00 |
| The Master Trust Bank of Japan, Ltd. (retirement benefit account of UFJ Bank Limited) | 71,250 | 3.18 |
| Japan Trustee Services Bank, Ltd. (trust account) | 69,723 | 3.11 |
| The Master Trust Bank of Japan, Ltd. (trust account) | 64,308 | 2.87 |
| JR Central Employee Shareholding Association | 41,776 | 1.87 |
| Nippon Life Insurance Company | 41,600 | 1.86 |
| Toyota Motor Corporation | 40,000 | 1.79 |
| The Dai-ichi Mutual Life Insurance Company | 34,000 | 1.52 |
| The Bank of Tokyo-Mitsubishi, Ltd. | 30,784 | 1.37 |
| Total | 1,391,490 | 62.12% |

According to the register of shareholders and the register of beneficial shareholders of the Company as of March 31, 2005, the ownership of Common Stock by category of holder was as follows:

***Composition of the Company's Shareholders***

| Category | Number of shareholders | Number of shares held of record | Percentage of total issued shares |
|---|---|---|---|
| Japanese local governmental entities | 75 | 299 | 0.01% |
| Japanese financial institutions | 167 | 832,962 | 37.19 |
| Japanese securities companies | 25 | 4,230 | 0.19 |
| Other Japanese corporations(1) | 818 | 1,120,326 | 50.01 |
| Japanese individuals and others | 116,621 | 199,559 | 8.91 |
| Foreign entities other than individuals | 256 | 82,586 | 3.69 |
| Foreign individuals | 7 | 38 | 0.00 |
| Total | 117,969 | 2,240,000 | 100.00% |

(1) Includes the Selling Shareholder.

### The Selling Shareholder

Prior to the Offerings, 886,071 shares of the Company's outstanding Common Stock were owned by the Selling Shareholder, JNR Settlement Headquarters, which is an independent division within the JRTT.

JRTT is a public entity wholly owned by the Government which was established in 2003 as an independent administrative corporation pursuant to the Japan Railway Construction, Transport and Technology Agency Law (the "JRTT Law"). Under the JRTT Law, the JRTT's purpose is to contribute to the overall economic development of Japan, stimulate regional economies and maintain and improve the functioning of large cities by facilitating the construction of railway and marine transportation facilities in

Japan and conducting basic research on transportation technologies. JRTT's statutory mandate includes the planning, construction, improvement and ownership of Shinkansen and other railway facilities.

The Selling Shareholder is a division within JRTT that was formed out of a corresponding division within JRCC, the predecessor of JRTT that was dissolved in 2003 pursuant to the JRTT Law. JRCC succeeded to all of the assets and most of the liabilities remaining after the assumption or release of liabilities by the Government of the JNR Settlement Corporation upon its dissolution, which was subsequently succeeded by JRTT, upon the merger between JRCC and the CATT in October 2003. Pursuant to the JNRSC Liabilities Disposition Law, the Selling Shareholder's functions include the payment of the JNR pension liabilities it assumed from the JNR Settlement Corporation and the raising of funds for such purpose through the disposition of JNR Settlement Corporation's assets, including shares of the JR Companies. All authority of the Selling Shareholder in respect of these functions is exercised by the President of the JNR Settlement Headquarters, who is also a Senior Executive Director of JRTT. Although the Selling Shareholder is not a separate entity from JRTT, the accounts relating to its operations are maintained separately from those of the other operations of JRTT.

Upon the completion of the Offerings, the Selling Shareholder will hold 286,071 shares of Common Stock, or 12.8% of the total issued shares of Common Stock.

## DESCRIPTION OF THE COMMON STOCK

Set out below is certain information concerning the Common Stock, including brief summaries of certain provisions of the Articles of Incorporation and the Share Handling Regulations of the Company and of the Commercial Code relating to joint stock corporations (*kabushiki kaisha*) and certain related legislation, all as currently in effect, except where references are made to the New Company Law (as defined below).

A bill to modernize and make overall amendments to the Commercial Code passed the Diet on June 29, 2005 and is expected to be promulgated shortly. As a result of such amendments, the provisions governing joint stock corporations, which are currently included in the Commercial Code, will be embodied in a new company law (the "New Company Law"). The New Company Law will come into effect within one and a half years after its promulgation and is currently expected to take effect in the spring of 2006. Descriptions of the New Company Law are made below to the extent necessary or appropriate in the context.

### General

The Company's authorized share capital is 8,960,000 shares. All issued shares are fully-paid and non-assessable, and are in registered form. Under the Commercial Code, transfer of shares of Common Stock is effected by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have its name and address registered in the Company's register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent of the Company. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxy and provide related services for standard fees.

The transfer agent of the Company is The Chuo Mitsui Trust and Banking Company, Limited.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the Common Stock. Pursuant to this system, a holder of Common Stock is able to choose, at his or her discretion, to participate in this system and all certificates for shares of Common Stock elected to be put into this system are deposited with Japan Securities Depository Center, Inc. ("JASDEC") (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such shares are registered in the name of JASDEC in the Company's register of shareholders. Each participating shareholder will, in turn, be registered in the register of beneficial shareholders of the Company and treated in the same way as shareholders registered in the Company's register of shareholders. In connection with transfer of shares of Common Stock held under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions or the book maintained by each participating institution for its customers or both shall have the same effect as delivery of share certificates.

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the part of such law that is relevant to the Common Stock will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange, including shares of Common Stock. On the same day, all existing share certificates will become null and void. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

### Dividends

#### *General*

Following shareholders' approval, year-end dividends may be distributed in cash to shareholders of record as of March 31 in each year in proportion to the number of shares of Common Stock held by each shareholder. Additionally, the Company may by resolution of the Board of Directors make interim dividend payments in cash to shareholders of record as of September 30 in each year. Under its Articles of Incorporation, the Company is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The price of the shares of Common Stock generally goes ex-dividend on the third business day prior to the record date.

Under the New Company Law, distribution of dividends will take the form of distribution of Surplus (as defined in "— Restriction on Dividends"). The Company will be permitted to make distributions of Surplus to its shareholders any number of times per fiscal year pursuant to resolutions of its general meeting of shareholders, subject to certain limitations described in "— Restriction on Dividends". Distributions of Surplus will be required in principle to be authorized by a resolution of a general meeting of shareholders. Distributions of Surplus will, however, be permitted pursuant to a resolution of the Board of Directors if (a) the Articles of Incorporation of the Company so provide, (b) the normal term of office of its Directors is one year and (c) its non-consolidated annual financial statements and certain documents for the latest fiscal year present fairly its assets and profit and loss, as required by an ordinance of the Ministry of Justice. In an exception to the above rule, even if the requirements described in (a) through (c) are not met, the Company will be permitted to make distributions of Surplus in cash to its shareholders by resolutions of the Board of Directors once per fiscal year if its Articles of Incorporation so provide. This exception is designed to enable companies to make interim dividend payments substantially in the same manner as they are permitted to do so under the Commercial Code.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) the Board of Directors, grant a right to its shareholders to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see "— Voting Rights" with respect to a "special resolution").

*Restriction on Dividends*

The Commercial Code provides that, if the sum of its legal reserve and additional paid-in capital is less than one-quarter of its stated capital, the Company must, until such sum reaches one-quarter of the stated capital, set aside in its legal reserve an amount equal to at least one-tenth of any amount paid out by the Company as an appropriation of retained earnings (including any payment by way of year-end dividends and bonuses to Directors and Corporate Auditors) or equal to one-tenth of any interim dividend. The amount of profits distributable by the Company as year-end dividends is limited to the excess of its net assets as appearing on its non-consolidated balance sheet as of the end of the last fiscal year over the aggregate of, as appearing on the same balance sheet where relevant, (i) its stated capital, (ii) the sum of its legal reserve and additional paid-in capital, (iii) the amount of legal reserve required to be set aside in respect of the dividend concerned and any other proposed payment by way of appropriation of retained earnings, (iv) the excess, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii) and (iii) above, (v) any subscription moneys received by the Company for new shares which have not been accounted for as stated capital or as additional paid-in capital and (vi) if certain assets of the Company are stated at market value on such balance sheet, the excess, if any, of the aggregate market value thereof over the aggregate acquisition cost thereof.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as of the end of the last fiscal year of the Company, and adjustments are made to reflect (x) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, (y) any subsequent transfer of retained earnings to stated capital, and (z) (if the Company has been authorized, pursuant to a resolution of the ordinary general meeting of shareholders or the Board of Directors to purchase its own shares (see "— Acquisition by the Company of Common Stock")) the total amount authorized by such resolution that may be paid by the Company. Interim dividends may not be paid where there is a risk that at the end of the fiscal year net assets might be less than the aggregate of the amounts referred to in (i), (ii), (iii), (iv), (v) and (vi) above. If, after the end of the last fiscal year, the Company (a) reduces its stated capital, additional paid-in capital or accumulated legal reserve or (b) enters into a merger or corporate split, certain adjustments must be made to the amount distributable as interim dividends as described above. In particular, in the case of (a) above, the amount so reduced, less the amount paid to

shareholders upon such reduction and certain other amounts, will be added to the amount distributable as interim dividends.

Under the New Company Law, when the Company makes a distribution of Surplus, it must set aside in its additional paid-in capital or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed as required by an ordinance of the Ministry of Justice.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

$$A + B + C + D - [E + F + G]$$

In the above formula:

"A" = the total amount of (a) assets and (b) the book value of treasury stock less the total amount of (v) liabilities, (w) stated capital, (x) additional paid-in capital, (y) legal reserve and (z) certain other amounts set forth in an ordinance of the Ministry of Justice, each such amount being that appearing on the Company's non-consolidated balance sheet as of the end of the last fiscal year

"B" = (if the Company has disposed of its treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by the Company less the book value thereof

"C" = (if the Company has reduced its stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

"D" = (if the Company has reduced its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

"E" = (if the Company has cancelled its treasury stock after the end of the last fiscal year) the book value of such treasury stock

"F" = (if the Company has distributed Surplus to its shareholders after the end of the last fiscal year) the total book value of the Surplus so distributed

"G" = certain other amounts set forth in an ordinance of the Ministry of Justice

Under the New Company Law, the aggregate book value of Surplus distributed by the Company may not exceed a prescribed distributable amount (the "Distributable Amount"), as calculated on the effective date of such distribution. The Distributable Amount of the Company at any given time shall be the amount of Surplus less the aggregate of (a) the book value of its treasury stock, (b) the amount of consideration for any of its treasury stock disposed of by it after the end of the last fiscal year and (c) certain other amounts set forth in an ordinance of the Ministry of Justice. If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the New Company Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of its treasury stock disposed of by it, during the period in respect of which such interim financial statements have been prepared. Under the New Company Law, the Company will be permitted to prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements so prepared by the Company must be audited by its Corporate Auditors and/or independent certified public accountants, as required by an ordinance of the Ministry of Justice.

**Capital and Reserves**

Under the Commercial Code, when the Company issues new shares of Common Stock, the entire amount of the issue price of the new shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of the issue price as additional paid-in capital by

resolution of the Board of Directors. Under the New Company Law, the concept of "issue price" will be abolished and, for the purpose of the above requirement applicable to the issuance of new shares, the "issue price" will be replaced by the "amount of the subscription moneys or assets" received by the Company.

Under the Commercial Code, the Company may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The whole or any part of retained earnings which may be distributed as year-end dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders. The Company may reduce stated capital by special resolution of a general meeting of shareholders, as discussed under "— Voting Rights". The Company may also reduce additional paid-in capital and/or legal reserve by resolution of a general meeting of shareholders, provided that the sum of additional paid-in capital and legal reserve remaining after such reduction may not be less than one-quarter of the Company's stated capital.

Under the New Company Law, the Company may reduce its additional paid-in capital or legal reserve generally by resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, the Company may reduce its stated capital generally by special resolution of a general meeting of shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal reserve. In addition, the Company may reduce its Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a general meeting of shareholders.

**Stock Splits**

The Company may at any time split shares of Common Stock into a greater number of shares of Common Stock by resolution of the Board of Directors. When a stock split is to be made, so long as the only class of outstanding stock of the Company is the Common Stock, the Company may increase the number of authorized shares in the same ratio as that of such stock split by amending its Articles of Incorporation, which amendment may be effected by resolution of the Board of Directors without approval by shareholders.

Generally, shareholders do not need to exchange share certificates for new ones following a stock split, but certificates representing the additional shares of Common Stock resulting from the stock split will be issued to shareholders. Before a stock split, the Company must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date. In addition, promptly after the stock split takes effect, the Company must give notice to each shareholder specifying the number of shares of Common Stock to which such shareholder is entitled. Under the New Company Law, no such notice to each shareholder will be required.

**Fractional Shares**

Fractional shares may arise from various reasons, such as a stock split and consolidation of shares into a smaller number of shares. A holder of fractional shares constituting one-hundredth of one share or any integral multiple thereof will be registered in the Company's register of fractional shares. Fractional shares will not carry voting rights, but holders thereof will be entitled to receive dividends and certain other economic rights. No certificate will be issued representing fractional shares. As the transfer of shares generally requires delivery of the share certificates therefor, fractional shares are normally not transferable. Registered holders of fractional shares may at any time request the Company to purchase such fractional shares at the current market price as determined pursuant to the Commercial Code. Currently there are no outstanding fractional shares of the Company.

Under the New Company Law, the fractional share system will be abolished. The Company may adopt a unit share system by amending its Articles of Incorporation, although it will also be possible for the Company to continue to use the fractional share system. If a unit share system is adopted by the Company simultaneously with a stock split, the relevant amendment to the Articles of Incorporation may be authorized by the Board of Directors, provided that, following such amendment, the number of units may not be less than the number of shares immediately prior to such amendment. Under the unit share system, shareholders will have one voting right for each unit of shares held by them, and shares constituting less than a full unit will carry no voting rights. If the Articles of Incorporation so provide, the holders of shares constituting less than a full unit will not have the right to receive dividends, nor will they have other shareholder rights except for those specified in the New Company Law or an ordinance of the Ministry of Justice. The Articles of

Incorporation may also provide that no certificates representing any fraction of a unit may be issued. In such case, any fraction of a unit for which no share certificates are issued will not be transferable. Holders of shares constituting less than a full unit may at any time request the Company to purchase such shares at the current market price as determined pursuant to the New Company Law, which request may not be withdrawn without the Company's consent.

### General Meetings of Shareholders

The ordinary general meeting of shareholders is held in June of each year. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders' meeting stating the place, the time and the purpose thereof must be given to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date of such meeting. Under the New Company Law, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if the Articles of Incorporation of the Company so provide.

### Voting Rights

A holder of shares of Common Stock is entitled to one voting right for each such share, except that neither the Company, nor a corporate shareholder more than one-quarter of the total voting rights of which are directly or indirectly held by the Company, has voting rights in respect of shares of Common Stock held by the Company or such corporate shareholder. Under the New Company Law, any corporate shareholder whose management is substantially under the control of the Company through shareholding or for any other reason, as further provided in an ordinance of the Ministry of Justice, may not exercise its voting rights with respects to shares of Common Stock held by it. If the Company adopts the unit share system as described in "— Fractional Shares", its shareholders will have one voting right for each unit of shares held by them.

Except as otherwise provided by law or in the Articles of Incorporation of the Company, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of voting rights represented at the meeting. The Articles of Incorporation provide that the quorum for election of Directors and Corporate Auditors is one-third of the total number of voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. The shareholders may exercise their voting rights in writing or through proxies, provided that the proxies are, in general, also holders of shares.

The Commercial Code provides that certain important matters shall be approved by a "special resolution" of a general meeting of shareholders. Under the Articles of Incorporation of the Company, the quorum for a special resolution is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required for adopting a special resolution. Such important matters include:

(i) any amendment to the Articles of Incorporation (except for such amendments that may be authorized by the Board of Directors under the Commercial Code);

(ii) reduction of stated capital;

(iii) removal of a Director or Corporate Auditor;

(iv) dissolution, merger or consolidation of the Company requiring shareholders' approval;

(v) establishment of a parent and wholly-owned subsidiary relationship by way of a share transfer (*kabushiki-iten*) or share exchange (*kabushiki-kokan*) requiring shareholders' approval;

(vi) transfer of the whole or a substantial part of its business;

(vii) taking over of the whole of the business of another company requiring shareholders' approval;

(viii) corporate split of the Company requiring shareholders' approval;

(ix) consolidation of shares of Common Stock;

(x) purchase of shares of Common Stock by the Company from a specific shareholder other than a subsidiary of the Company;

(xi) issuance or transfer of new shares or existing shares held by the Company as treasury stock to persons other than the shareholders at a "specially favorable" price; and

(xii) issuance of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) to persons other than the shareholders under "specially favorable" conditions.

Under the New Company Law, a distribution by the Company of Surplus in kind will also be subject to a special resolution of a general meeting of shareholders, if shareholders are not granted the right to require the Company to make such distribution in cash instead of in kind. Under the New Company Law, however, no such special resolution will be required for removal of a Director or for reduction of stated capital, but only if certain requirements are met.

**Liquidation Rights**

In the event of liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among its shareholders in proportion to the respective numbers of shares of Common Stock held by them.

**Subscription Rights**

Holders of the Common Stock have no pre-emptive rights. Authorized but unissued shares of Common Stock may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the issuance of new shares of Common Stock at a "specially favorable" price mentioned in "— Voting Rights". The Board of Directors may, however, determine that shareholders be given subscription rights to new shares of Common Stock, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks' prior notice of the date on which such rights expire.

**Stock Acquisition Rights**

The Company may issue stock acquisition rights (*shinkabu yoyakuken*). Holders of stock acquisition rights are entitled to acquire shares from the Company, upon payment of the applicable exercise price, and subject to other terms and conditions thereof. The Company may also issue bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*). The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the Board of Director unless it is made under "specially favorable" conditions, as described in "— Voting Rights".

**Record Date**

As mentioned above, March 31 is the record date for the payment of year-end dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. September 30 is the record date for the payment of interim dividends. In addition, by a resolution of the Board of Directors and after giving at least two week's prior public notice, the Company may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the Common Stock.

**Acquisition by the Company of Common Stock**

The Company may acquire shares of Common Stock (i) by way of purchase on any Japanese stock exchange on which the Common Stock is listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors), (ii) from a specific shareholder other than any of the Company's subsidiaries (pursuant to a special resolution of an ordinary general meeting of shareholders), or (iii) from any of the Company's subsidiaries (pursuant to a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to a Representative Director to be included as a seller in the proposed purchase. Under the New Company Law, no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the then market price of the shares to be purchased from such shareholder.

Any such acquisition of shares of Common Stock by the Company must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of retained earnings available for year-end dividend payments after taking into account any reduction of stated capital, additional paid-in capital or legal reserve (if such reduction is authorized by a resolution of the relevant general meeting of shareholders) less the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to stated capital in respect of the relevant fiscal year pursuant to a resolution of the same general meeting of shareholders. In the case of purchase of shares of Common Stock by the Company pursuant to a resolution of the Board of Directors mentioned in (i) and (iii) in the preceding paragraph, however, the total amount of the purchase price of such shares may not exceed the amount distributable as interim dividends, as described in "— Dividends — Restriction on Dividends", less the amount of the interim dividend actually paid by the Company. However, if it is anticipated that the net assets, as stated in its non-consolidated balance sheet at the end of the current fiscal year, will be less than the aggregate amount of the items described in (i) through (vi) in "— Dividends", the Company may not purchase such shares. Under the New Company Law, the total amount of the purchase price of shares of Common Stock may not exceed the Distributable Amount, as described in "— Dividends — Restriction on Dividends".

The Company may hold the shares of Common Stock acquired in compliance with the provisions of the Commercial Code, and may generally dispose of or cancel such shares by resolution of the Board of Directors.

**Disposal of Shares by the Company**

The Company is not required to send notices to a shareholder if notices given by the Company to such shareholder fail to arrive continuously for five years or more at his or her address registered in the Company's register of shareholders or otherwise notified to the Company.

In the above case, if the relevant shareholder also fails to receive dividends on the shares continuously for five years or more at his or her address registered in the Company's register of shareholders or otherwise notified to the Company, then the Company may in general dispose of such shares at their then market price and hold or deposit the proceeds of such disposition on behalf of the relevant shareholder.

**Reporting of Substantial Shareholders**

The SEL and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company that is listed on any Japanese stock exchange to file a report with the Director of the relevant Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in the holding or of any change in material matters set forth in any previously filed reports. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by the holder and the issuer's total issued share capital. Copies of each report must also be furnished to the issuer of the shares and to all the Japanese stock exchanges on which the shares are listed.

# CLEARANCE AND SETTLEMENT

## JASDEC

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to the Common Stock. Under this system, holders of Common Stock may deposit certificates therefor with JASDEC, the sole depository under the system, through the participating institutions in the system. See "Description of the Common Stock — General".

## Euroclear System and Clearstream Banking

Book-entry interests in the Common Stock may be held through the Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream") and, if a purchaser of the International Shares wishes to hold them through Euroclear or Clearstream, it must deliver certificates for the shares to a nominee in Japan for the relevant clearing system who will hold the shares in JASDEC. Settlement for purchasers of International Shares will be made only through accounts of the participating institutions with JASDEC.

The aggregate holdings of book-entry interests in the Common Stock in Euroclear and Clearstream will be reflected in the book-entry accounts of each such clearing system. Euroclear or Clearstream, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the Common Stock, will be responsible for establishing and maintaining accounts for their participants and clients having an interest in the book-entry interests in the Common Stock.

The Company will not impose any fees in respect of the holding of book-entry interests in the Common Stock; however, holders of book-entry interests in the Common Stock through Euroclear and Clearstream may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear or Clearstream. In addition, a Japanese securities company or commercial bank acting as standing proxy will charge certain standard fees.

## Secondary Market Trading

Settlement of transactions concerning shares listed on any of the stock exchanges in Japan normally will be effected on the third business day after the transaction date. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as described in "Description of the Common Stock — General".

Secondary market sales of book-entry interests in the Common Stock held through Euroclear or Clearstream to purchasers of book-entry interests in the Common Stock through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds. Any transfer of interests in the Common Stock held through Euroclear or Clearstream out of the relevant clearing system will be done in accordance with rules of Euroclear or Clearstream, as applicable, and those of JASDEC and the Company's Share Handling Regulations. Secondary market sales and transfers of Common Stock held outside of Euroclear and Clearstream will be conducted in accordance with the Company's Share Handling Regulations and the rules of JASDEC (if applicable) and, in any case, the rules of the relevant stock exchange.

## JAPANESE FOREIGN EXCHANGE REGULATIONS

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet order and ministerial ordinances (the "Foreign Exchange Regulations") govern certain aspects of the transfer of shares by "exchange residents" and the acquisition and holding of shares by "exchange non-residents" and by "foreign investors" (as these terms are defined below). The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

Exchange residents are:

- individuals who reside within Japan; and
- corporations whose principal offices are located within Japan.

Exchange non-residents are:

- individuals who do not reside in Japan; and
- corporations whose principal offices are located outside Japan.

Generally, branches and other offices located within Japan of non-resident corporations are regarded as exchange residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

- individuals who are exchange non-residents;
- corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and
- corporation (1) 50% or more of the voting rights of which are directly or indirectly held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

**Acquisition of Shares**

Acquisition by an exchange non-resident of shares of stock of a Japanese corporation from an exchange resident requires *post facto* reporting by the exchange resident of Japan to the Minister of Finance of Japan through The Bank of Japan. No such reporting requirement is imposed, however, if:

- the aggregate purchase price of the relevant shares is ¥100 million or less;
- the acquisition is effected through any securities house, bank or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or
- the acquisition constitutes an "inward direct investment" described below.

*Inward Direct Investment in Shares of Listed Corporations.* Acquisition of shares of a listed Japanese corporation by a foreign investor (whether from an exchange resident, an exchange non-resident or any other foreign investor) constitutes an inward direct investment if such foreign investor will directly or indirectly hold 10% or more of the total issued shares of such corporation upon consummation of the proposed acquisition. Any foreign investor intending to acquire shares as a result of which it will directly or indirectly hold 10% or more of the total issued shares of a listed Japanese corporation that engages in any of the specific businesses designated by the Foreign Exchange Regulations (including the railway business conducted by the Company), must in general file a prior notification with the Minister of Finance and other competent ministers (in the case of the Company, the Minister). If such prior notification is filed, the proposed acquisition may not be consummated until 30 days have passed following the date of the filing, although this period will be shortened to two weeks unless such ministers deem it necessary to review the proposed

acquisition. The ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition.

Acquisition of shares by foreign investors by way of stock split is not subject to any notification or reporting requirements.

**Dividends and Proceeds of Sales**

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of the Company's common stock held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

# TAXATION

## Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of Common Stock who are non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan ("Non-Resident Shareholders"). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese tax authorities as of the date of this Offering Circular and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or in the interpretation thereof, occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of Common Stock, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

Generally, a Non-Resident Shareholder will be subject to Japanese income tax collected by way of withholding on dividends paid by the Company, and the Company will withhold such tax prior to payment of dividends. Stock splits are not subject to Japanese income tax or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by the Company to Non-Resident Shareholders is 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of Common Stock) to Non-Resident Shareholders, except for any individual shareholder who holds five per cent. or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008 and (ii) 15% for dividends due and payable on or after April 1, 2008.

As of the date of this Offering Circular, Japan has income tax treaties, conventions or agreements (any such tax treaty, convention or agreement, a "tax treaty") whereby the above-mentioned withholding tax rate is reduced, generally, to 15% for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. Under the income tax treaty between Japan and the United States of America, the maximum withholding tax rate for dividends is reduced, generally, to 10% for portfolio investors, and dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under Japanese tax law referred to in items (i) and (ii) in the preceding paragraph with respect to the dividends to be paid by the Company on shares of Common Stock. A Non-Resident Shareholder who is entitled, under any such tax treaty, to a reduced rate of Japanese withholding tax, or exemption therefrom, as the case may be, is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends and any other required documents in advance, through the Company, to the relevant tax authority before payment of dividends. A standing proxy for a Non-Resident Shareholder may provide such application service. See "Description of the Common Stock — General". A Non-Resident Shareholder who is entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law mentioned above, or exemption therefrom, as the case may be, but fails to submit the required application in advance may nevertheless be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such Non-Resident Shareholder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such Non-Resident Shareholder is entitled to an exemption under the applicable tax treaty), as the case may be, from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale outside Japan of Common Stock by a Non-Resident Shareholder, who is a portfolio investor, are, in general, not subject to Japanese income tax or corporation tax.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Common Stock as a legatee, heir or donee, even if the individual is not a Japanese resident.

**United States Federal Income Taxation**

The following summary describes certain material United States federal income tax consequences to United States Holders, as defined below, of the acquisition, ownership and disposition of Shares.

Except where noted, this summary deals only with Shares that are held as capital assets by United States Holders. This summary does not represent a detailed description of the United States federal income tax consequences applicable to a United States Holder that is subject to special treatment under the United States federal income tax laws, including:

- a bank;
- a dealer in securities or currencies;
- a financial institution;
- a real estate investment trust;
- an insurance company;
- a tax-exempt organization;
- a person holding Shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;
- a trader in securities that has elected the mark-to-market method of accounting;
- a person liable for alternative minimum tax;
- a person who owns more than 10% of the Company's voting stock; or
- a person whose "functional currency" is not the Dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and United States Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be replaced, revoked or modified, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below. **If you are a United States Holder considering the purchase, ownership or disposition of Shares, you should consult your own tax advisor concerning the United States federal income tax consequences as well as any consequences arising under the laws of any other taxing jurisdiction in light of your particular circumstances.**

**Any discussion of tax matters set forth in this Offering Circular was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person.**

A United States Holder is a beneficial owner of Shares that is:

- a citizen or resident of the United States for United States federal income tax purposes;
- a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
- an estate the income of which is subject to United States federal income taxation, regardless of its source; or
- a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a United States Holder that is a partner of a partnership holding Shares, you should consult your own tax advisors.

**Distributions on Shares**

Subject to the discussion of the passive foreign investment company rules below, the gross amount of distributions on the Shares (including amounts withheld to reflect Japanese withholding taxes) will be taxable as dividends to the extent of the Company's current and accumulated earnings and profits (as determined under United States federal income tax principles). Subject to certain limitations, dividends paid to non-corporate United States Holders, including individuals, may be eligible for a reduced rate of taxation if the Company is a "qualified foreign corporation" for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined is satisfactory for purposes of the qualified dividend provisions of the Code. The United States Treasury Department has determined that the income tax treaty between the United States and Japan, or the Treaty, is satisfactory for purposes of the qualified dividend provisions of the Code. A foreign corporation that otherwise meets the qualification above will not be a qualified foreign corporation if it is a passive foreign investment company for either the taxable year during which a dividend is paid or the preceding taxable year. The Company believes that it will be a qualified foreign corporation for so long as it is not a passive foreign investment company and it is eligible for the benefits of the Treaty. The Company's status as a qualified foreign corporation, however, may change.

Dividends will be includable in a United States Holder's gross income on the day actually or constructively received by such United States Holder. These dividends will not be eligible for the dividends-received deduction. The amount of any dividend paid in Yen will equal the Dollar value of the Yen received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the United States Holder, regardless of whether the Yen are converted into Dollars. If the Yen received are not converted into Dollars on the day of receipt, the United States Holder will have a basis in the Yen equal to their Dollar value on the date of receipt. Any gain or loss a United States Holder realizes on a subsequent conversion or other disposition of the Yen will be treated as United States source ordinary income or loss.

Subject to conditions and limitations, Japanese tax withheld from dividends may be treated as foreign income tax eligible for credit against a United States Holder's United States federal income tax. For purposes of the foreign tax credit, dividends paid on the Shares will be treated as non-United States source income and, for taxable years beginning on or before December 31, 2006, will generally constitute "passive income" or, in the case of certain United States Holders, "financial services income". For taxable years beginning after December 31, 2006, such dividends will generally constitute "passive category income" or, in the case of certain United States Holders, "general category income". Alternatively, a United States Holder may claim a deduction for such amount of Japanese tax withheld. A United States Holder's decision whether to take a foreign tax credit or claim a deduction applies to all of the United States Holder's foreign taxes for the taxable year at issue.

To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits (as determined under United States federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Shares (thereby increasing the amount of gain, or decreasing the amount of loss a United States Holder would recognize on a subsequent disposition of the Shares), and the balance in excess of adjusted basis will be taxed as capital gain.

It is possible that distributions of Shares that are received as part of a pro rata distribution to all shareholders of the Company may not be subject to United States federal income tax. The basis of the new Shares so received will be determined by allocating a United States Holder's basis in the old Shares between the old Shares and the new Shares received, based on their relative fair market values on the date of distribution.

**Disposition of Shares**

Subject to the discussion of the passive foreign investment company rules below, upon the sale, exchange or other disposition of Shares, a United States Holder generally will recognize capital gain or loss

equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the Shares. A United States Holder's tax basis in a Share will be, in general, the price it paid for that Share. The capital gain or loss will generally be long-term capital gain or loss if at the time of sale, exchange or other disposition the United States Holder has held the Share for more than one year. Net long-term capital gains of non-corporate United States Holders, including individuals, generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss a United States Holder recognizes will generally be treated as United States source gain or loss.

**Passive Foreign Investment Company Rules**

Special United States federal income tax rules will apply to United States Holders if the Company is a passive foreign investment company. In general, the Company will be a passive foreign investment company for any taxable year in which either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of its assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain net gains from the sales of commodities, annuities, and gains from assets that produce passive income. For purposes of these tests, if the Company owns at least 25% (by value) of the stock of another corporation, it will be treated as if it owns a proportionate share of the assets of that corporation and receives directly a proportionate share of the income of the other corporation.

The Company does not believe that it was a passive foreign investment company for the year ended March 31, 2005 and does not expect to be a passive foreign investment company for the current taxable year. Because this conclusion is a factual determination that is made annually and is subject to change, there can be no assurances that the Company will not be a passive foreign investment company for the current or any future taxable year.

In general, if the Company were a passive foreign investment company, a United States Holder would be taxed at ordinary income tax rates on any gain realized on the sale, exchange, or other disposition of Shares and on certain "excess distributions" received, and could be subject to an interest charge. Excess distributions are amounts received by a United States Holder with respect to Shares in any taxable year that exceed 125% of the average distributions received by the United States Holder in the shorter of either the three previous years or the United States Holder's holding period for the Shares before the current taxable year.

United States Holders are urged to consult their own tax advisors concerning the availability of certain elections that may mitigate the adverse tax consequences of passive foreign investment company status, and the United States federal income tax consequences of holding Shares if the Company is a passive foreign investment company in any taxable year.

**Estate and Gift Taxation**

As discussed in "— Japanese Taxation", above, a United States Holder may be required to pay Japanese inheritance and gift taxes. If you are a United States Holder, you should consult your own tax advisor regarding the effect of these taxes.

**Information Reporting and Backup Withholding**

In general, information reporting requirements will apply to distributions on Shares and to the proceeds of sales of Shares paid to United States Holders other than certain exempt recipients (such as corporations). Backup withholding may apply to these payments if a United States Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a United States Holder's United States federal income tax, provided that the United States Holder furnishes the required information to the Internal Revenue Service in a timely manner.

## PLAN OF DISTRIBUTION

Under the terms and subject to the conditions set forth in the International Purchase Agreement (the "International Purchase Agreement") dated July ●, 2005 among the Company, the Selling Shareholder and the International Managers named below, for whom Nomura International plc and UBS Limited are acting as joint lead managers (the "Joint Lead Managers"), the International Managers have severally agreed to purchase, and the Selling Shareholder has agreed to sell to the several International Managers, the respective number of International Shares set forth opposite the names of the respective International Managers below:

| International Managers | Number of International Shares |
|---|---|
| Nomura International plc | ● |
| UBS Limited | ● |
| Daiwa Securities SMBC Europe Limited | ● |
| Goldman Sachs International | ● |
| Merrill Lynch International | ● |
| Morgan Stanley & Co. International Limited | ● |
| Citigroup Global Markets Limited | ● |
| Credit Suisse First Boston (Europe) Limited | ● |
| Deutsche Bank AG | ● |
| HSBC Bank plc | ● |
| J.P. Morgan Securities Ltd. | ● |
| Total | ● |

The International Shares will initially be offered at the offer price set forth on the cover page of this Offering Circular. After the initial offering of the International Shares, the offer price and other selling terms may from time to time be varied by the International Managers.

The International Managers are offering the International Shares subject to their acceptance of the International Shares from the Selling Shareholder and subject to prior sale. The International Purchase Agreement provides that the obligations of the several International Managers to pay for and accept delivery of the International Shares are subject to approval of certain legal matters by their counsel and to certain other conditions.

The International Purchase Agreement provides that the Company will indemnify the International Managers against certain liabilities, including liabilities under the Securities Act.

The International Managers propose to purchase the International Shares initially at the offer price set forth on the cover page of this Offering Circular and to resell the International Shares at the offer price (i) through their respective selling agents in the United States only to persons they reasonably believe are "qualified institutional buyers" (as defined in Rule 144A) in reliance on Rule 144A and (ii) outside the United States and Japan in reliance on Regulation S in transactions exempt from registration under the Securities Act. See "Transfer Restrictions". The Selling Shareholder has agreed to pay the International Managers a commission of ¥● per International Share.

The Company and the Selling Shareholder have also entered into an underwriting agreement dated July ●, 2005 with Japanese Underwriters (the "Japanese Underwriting Agreement"), for whom Nomura Securities Co., Ltd. and UBS Securities Japan Ltd are acting as representatives (the "Japanese Joint Lead Managers") providing for the offering and sale of an aggregate of ● shares of Common Stock in connection with the Japanese Offering. The closing of the International Offering is conditional upon the closing of the Japanese Offering.

The Selling Shareholder has appointed Nomura Securities Co., Ltd. and UBS Securities Japan Ltd to act as joint global coordinators (the "Joint Global Coordinators") for the Selling Shareholder and the Company in connection with the Offerings.

To provide for the coordination of their activities, the International Managers and the Japanese Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") which provides, among other things, that the International Managers and the Japanese Underwriters may purchase and sell among each other such number of Shares as is mutually agreed upon among the Joint Lead Managers and the Japanese Joint Lead Managers. To the extent there are sales among the International Managers and

the Japanese Underwriters pursuant to the Intersyndicate Agreement, the number of the International Shares initially available for sale by the International Managers and the number of Japanese Shares initially available for sale by the Japanese Underwriters may be more or less than the numbers appearing on the cover page of this Offering Circular.

Pursuant to the Intersyndicate Agreement, as part of the distribution of the Shares and subject to certain exceptions, the International Managers and the Japanese Underwriters have agreed that (a) the International Managers will offer and sell the International Shares, directly or indirectly, only outside Japan and (b) the Japanese Underwriters will offer and sell the Japanese Shares, directly or indirectly, only in Japan.

The Company and the Selling Shareholder have agreed that, without the prior written consent of each of the Joint Global Coordinators on behalf of the International Managers, it will not, and will not permit any entity over which it exercises control or any person acting on its behalf to, during the period ending 180 days after the date of this Offering Circular, (i) offer, pledge, issue, sell, contract to sell, sell any option to purchase or sell any contract to purchase, purchase any option to sell or purchase any contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing restriction does not apply to (A) the Shares to be sold under the International Purchase Agreement or under the Japanese Underwriting Agreement or (B) transactions by any person other than the Company involving shares of Common Stock or other securities acquired in open market transactions after the completion of the International Offering.

The purchase price per Share payable to the Selling Shareholder and the commission per Share payable by the Selling Shareholder will be the same in the International Offering and the Japanese Offering.

In connection with the Offerings, the representative of the Japanese Underwriters, on behalf of the Japanese Underwriters and for the benefit of the International Managers and the Japanese Underwriters, may purchase shares of Common Stock in the open market to engage in stabilizing transactions. Stabilizing transactions consist of certain bids or purchases by the representative of the Japanese Underwriters for the purpose of preventing or retarding a decline in the market price of shares of Common Stock while the Offerings are in progress. Such transactions may stabilize, maintain or otherwise affect the market price of shares of Common Stock. As a result, the price of shares of Common Stock may be higher than the price that otherwise might exist in the open market. The representative of the Japanese Underwriters is not required to engage in these activities. Only as mutually agreed between the Joint Global Coordinators, stabilizing transactions may be effected on the Tokyo Stock Exchange or otherwise in Japan in accordance with Japanese law and, if commenced, may be discontinued by the representative of the Japanese Underwriters at any time.

The International Shares have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Certain U.S. affiliates of the International Managers may arrange for the sale of a portion of the International Shares in the United States exclusively to persons reasonably believed by them to be qualified institutional buyers (as defined in Rule 144A) in reliance on the exemption from registration provided by Rule 144A, and each United States purchaser of International Shares is hereby notified that the offer and sale of the International Shares to it is being made in reliance upon such exemption.

The offering of the International Shares outside the United States will be made in compliance with Regulation S.

Each International Manager has agreed that, except as permitted by the International Purchase Agreement, it will offer and sell Shares (i) as part of its distribution of the International Shares at any time and (ii) otherwise until 40 days after the later of the commencement of the International Offering and the closing date of the International Offering, only in accordance with Rule 903 of Regulation S or Rule 144A under the Securities Act.

In addition, until 40 days after the later of the commencement of the Offerings and the closing date, an offer or sale of Shares within the United States by a dealer (whether or not participating in the Offerings) may violate the registration requirements of the Securities Act if such offer is made otherwise than pursuant to Rule 144A or another exemption from registration under the Securities Act.

Each International Manager (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the International Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the International Shares, in from or otherwise involving the United Kingdom.

Each International Manager has severally represented, warranted and agreed in the International Purchase Agreement that: (i) it has not offered or sold and will not offer or sell during the International Offering in the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong"), by means of any document, any International Shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong; and (ii) it has not issued and will not issue, and does not and will not have in its possession for the purpose of issue in Hong Kong or elsewhere, during the International Offering, any invitation, or advertisement which is or contains an invitation to the public to enter into or offer to enter into an agreement to acquire, dispose of, subscribe for or underwrite the International Shares (except as permitted to do so under the securities laws of Hong Kong) other than with respect to International Shares which are or are intended to be disposed of to persons outside Hong Kong or only to "professional investors" (as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder).

This Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each International Manager has severally represented, warranted and agreed in the International Purchase Agreement that it has not offered or sold and will not offer or sell during the International Offering any International Shares or made the International Shares the subject of any subscription or purchase invitation, nor will it distribute or circulate this Offering Circular or any document or other material in connection with the International Shares, either directly or indirectly to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"); (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA, in each case subject to compliance with conditions set forth in the SFA.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), each International Manager has not made and will not make an offer of the International Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the International Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the International Shares to the public in that Relevant Member State at any time (A) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, (B) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or (C) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an "offer of the International Shares to the public" in relation to any International Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the International Shares to be offered so as to enable an investor to decide to purchase or subscribe the International Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each International Manager has not offered, sold or delivered any International Shares nor distributed any copies of this Offering Circular, or any other document relating to the International Shares, and will not offer, sell or deliver any International Shares nor distribute any copies of this Offering Circular or any other document relating to the International Shares in the Republic of Italy in a solicitation to the public at large, and any such offers or sales or distribution of this Offering Circular in Italy will only be made to

(i) up to 200 investors and (ii) professional investors (*operatori qualificati*), as defined in Article 31, second paragraph of CONSOB Regulation no. 11522 of July 1, 1998, as amended and effected, in compliance with the terms and procedures provided therein, and will in any event be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations.

Each International Manager has severally represented, warranted and agreed that it understands that the International Shares have not been and will not be registered under the SEL; and such International Manager has not offered or sold, and will not offer or sell, in connection with the International Offering, directly or indirectly, any International Shares in Japan or to, or for the benefit of, any resident thereof (including a Japanese corporation), except as permitted under the laws of Japan.

It is expected that delivery of the International Shares will be made on or about July ●, 2005 (Tokyo time) through the facilities of JASDEC against payment therefor in immediately available funds. See "Clearance and Settlement".

Certain of the International Managers and the Japanese Underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking services to the Company and its affiliates or the Selling Shareholder and its affiliates for which they have in the past received, and in the future may receive, customary fees.

## TRANSFER RESTRICTIONS

*Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of International Shares.*

The Shares have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

In addition, until 40 days after the later of the commencement of the Offerings and the closing date, an offer or sale of Shares within the United States by a dealer (whether or not participating in the Offerings) may violate the registration requirements of the Securities Act if such offer is made otherwise than pursuant to Rule 144A or another exemption from registration under the Securities Act.

### Rule 144A Restrictions

Each purchaser of the International Shares offered hereby will be deemed to have represented and agreed as follows (terms used herein that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) It (A) is a qualified institutional buyer within the meaning of Rule 144A, (B) is aware that the sale of the International Shares to it is being made in reliance on Rule 144A and (C) is acquiring such International Shares for its own account or for the account of a qualified institutional buyer, as the case may be.

(2) It understands that the International Shares have not been and will not be registered under the Securities Act and may not be reoffered, resold, pledged or otherwise transferred except (A)(i) to a person who the purchaser reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available) and (B) in accordance with all applicable securities laws of the states of the United States. No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the International Shares.

### Regulation S Restrictions

Each initial purchaser of International Shares other than the Rule 144A shares ("Regulation S Shares") will be deemed to have represented and agreed as follows:

(1) The purchaser is not a U.S. person and is acquiring such Regulation S Shares in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulations S under the Securities Act.

(2) The purchaser understands that such Regulations S Shares have not been and will not be registered under the Securities Act and, until 40 days after the closing of the International Offering, may not be reoffered, resold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions in accordance with Rule 144A under the Securities Act.

Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with above-stated restrictions shall not be recognized by the Company.

## VALIDITY OF SECURITIES

Certain legal matters with respect to the International Shares will be passed upon for the Company by Shearman & Sterling LLP and Nagashima Ohno & Tsunematsu. The International Managers are being represented by Sullivan & Cromwell LLP and Anderson Mori & Tomotsune.

## INDEPENDENT AUDITORS

The Consolidated Financial Statements included elsewhere in this Offering Circular have been audited by Deloitte Touche Tohmatsu, a Japanese member firm of Deloitte Touche Tohmatsu (Swiss Verein), independent certified public accountants, as stated in their report appearing herein, which report expresses an unqualified opinion and includes an explanatory paragraph referring to change in accounting for depreciation and allowance for large scale renovation of the Shinkansen infrastructure.

## GENERAL INFORMATION

1. The sale of the Shares by the Selling Shareholder was authorized by the President of the JNR Settlement Headquarters of JRTT.

2. Copies of the Articles of Incorporation, the Regulations of the Board of Directors and the Share Handling Regulations of the Company will be available for inspection during usual business hours on any weekday (except Saturdays and public holidays) at the head office of the Company.

3. JR Central is not involved in or threatened by any legal, arbitral, administrative or other proceedings the results of which might, individually or in the aggregate, be material in the context of the Offerings.

4. Except as described herein, there has been no material adverse change in JR Central's financial position or results of operations on either a consolidated or non-consolidated basis since March 31, 2005.

5. The Shares have been accepted for clearance through the facilities of Euroclear and Clearstream. The Securities Identification Code for the Common Stock on the Japanese stock exchanges on which it is listed is 9022. The International Security Identification Number (ISIN), the Common Code and the SEDOL number are JP3566800003, 008035849 and 6183552, respectively.

6. Deloitte Touche Tohmatsu, a Japanese member firm of Deloitte Touche Tohmatsu (Swiss Verein), has given and has not withdrawn its written acknowledgement of the inclusion herein of its report in the form and context in which it appears.

## SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN JAPANESE GAAP AND U.S. GAAP

The audited Consolidated Financial Statements for the years ended March 31, 2003, 2004 and 2005 included in this Offering Circular are prepared and presented in accordance with Japanese GAAP, which differs from U.S. GAAP in certain respects which might be material to the financial information herein. Certain significant differences between Japanese GAAP and U.S. GAAP are summarized below. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the respective pronouncements of Japanese GAAP and U.S. GAAP. Furthermore, it should be noted that the following summary has not been audited and may not include all differences between Japanese GAAP and U.S. GAAP. The U.S. GAAP referred to herein does not include any additional accounting adjustments or disclosure that the SEC may require.

Neither the Company nor its independent auditors have prepared a reconciliation of its consolidated financial statements and footnote disclosure with U.S. GAAP, and there may be other differences that would be applicable.

The matters described below cannot necessarily be expected to reveal all differences between Japanese GAAP and U.S. GAAP which are relevant to JR Central. Consequently, there can be no assurance that they are the only differences in the accounting principles that could have a significant impact on the Financial Statements. Furthermore, JR Central has made no attempt to identify or quantify the impact of these differences or any future differences between Japanese GAAP and U.S. GAAP as may result from prescribed changes in accounting standards. However, JR Central believes that the application of current U.S. GAAP would have a material effect on its financial position, results of operations and cash flows and disclosure as presented herein. In addition, regulatory bodies that promulgate Japanese GAAP and U.S. GAAP have adopted standards to be implemented in future periods, as well as significant ongoing projects, that could affect future differences between Japanese GAAP and U.S. GAAP and which may affect the Financial Statements of JR Central as a result of future transactions or events.

In making an investment decision, investors must rely upon their own examination of JR Central, the terms of the Offerings and the financial information included herein. Potential investors should consult with their own professional advisors in order to understand the differences between Japanese GAAP and U.S. GAAP and how those differences might affect the financial information included herein.

### Consolidation of Subsidiaries

Japanese GAAP requires consolidation of majority-owned companies and those companies in which the parent, directly and indirectly, is able to exercise control over operations, and application of the equity method for those companies over which the parent has the ability to exercise significant influence, according to the control or influence concept. Japanese GAAP does not require consolidation of subsidiaries as long as the aggregate amounts of total assets, net sales, net income and retained earnings of subsidiaries are not significant compared with those of the parent. As such, some of the Company's subsidiaries are not consolidated.

U.S. GAAP requires consolidation of all entities in which the parent has a majority voting interest or deemed control by other means.

### Valuation of Securities

Under Japanese GAAP, the accounting standard for financial instruments requires that securities (except for investments in subsidiaries and affiliates) be classified as trading securities, held-to-maturity securities and other securities and that the securities be stated in the financial statements based on these three categories.

#### *Trading securities*

Securities classified in this category correspond to "trading" securities as defined under U.S. GAAP. Trading securities are to be measured at fair value, with the related net unrealized gain or loss included in current earnings.

*Held-to-maturity securities*

Securities classified in this category correspond to "held-to-maturity" securities as defined under U.S. GAAP. Held-to-maturity securities are to be accounted for at amortized cost at a constant rate or in equal amounts applied consistently over the period of amortization.

*Other securities*

Securities classified in neither category referred to above are classified as "other" securities. Other securities are to be stated at fair value except that securities without fair value are stated at cost. There are two methods for accounting for unrealized gains or loss. One method is that net unrealized gain or loss (net of the related tax effect) is reported as a separate component of shareholders' equity and the other method is that unrealized loss is included in current earnings. However, if the value of the securities has substantially declined (i.e., by 50% or more) and a recovery is not expected, the unrealized loss is treated as realized loss and is included in current earnings under either method.

Under U.S. GAAP, debt securities and marketable equity securities are required to be classified into one of three categories: "trading", "held-to-maturity", or "available-for-sale" securities. The valuation of these securities depends on their classification.

*Trading securities*

Debt and marketable equity securities which are acquired and held primarily for resale in the near future in order to make a profit from short-term movements in market price are classified as trading securities. The intent to trade and the existence of trading activity are the key factors to be considered when determining whether a security should be included in this category. Trading securities are measured at fair value, with unrealized gain or loss included in current earnings.

*Held-to-maturity securities*

Held-to-maturity securities are limited to debt securities which the holder has both the positive intent and the ability to hold to maturity. This category does not include securities which an entity intends to hold only for an indefinite period. Held-to-maturity securities are stated at amortized cost.

*Available-for-sale securities*

Securities classified in neither of the aforementioned categories are classified as available-for-sale securities. Securities in this category are to be stated at fair value. Unrealized gain or loss, net of the related tax effect, is included as a separate component of shareholders' equity. If a decline in fair value below the cost of such securities is deemed "other-than-temporary," the loss is accounted for as a realized loss and is charged to current earnings.

**Changes in Accounting Policies**

Under Japanese GAAP, the effects of changes in accounting policies resulting from management decisions or changes in accounting standards are generally reflected in the statement of income during the year of the change, and are accompanied by footnote disclosures. Financial statements for previous periods are not restated.

Under U.S. GAAP, the cumulative effect, based on retroactive computation of a change in accounting principle on retained earnings at the beginning of the period during which the change is made, should be included in net income of the period of the change except as specified in other authoritative accounting pronouncements.

**Accounting for Leased Assets by Lessee Transactions**

Under Japanese GAAP, a lease meeting certain specific criteria is called a finance lease and accounted for as a financing transaction. If a lease does not meet these criteria, it is an operating lease and is

accounted for like rental property. However, finance leases that do not involve the transfer of ownership of the property to the lessee may be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the consolidated and non-consolidated statements of the lessor and lessee.

Under U.S. GAAP, a lease meeting any one of four specified criteria is called capital lease for the lessee and sales-type, direct financing, or leveraged lease for the lessor and accounted for as a financing transaction. If a lease does not meet these criteria, it is an operating lease and is accounted for like rental property.

**Valuation of Inventories**

Under Japanese GAAP, inventories can be stated at cost or the lower of cost or market.

U.S. GAAP requires that all inventories be valued at the lower of cost or market.

**Capitalization of Interest Expense**

Under Japanese GAAP, interest expense incurred during a construction period is charged to income rather than capitalized, except in certain specific industries.

Under U.S. GAAP, during the period in which the structures qualifying as assets are under construction, an entity is required to allocate and capitalize the related interest expense incurred.

**Accounting for Compensated Absences**

Under Japanese GAAP, no accounting standard for compensated absences or the related liability exists at present.

U.S. GAAP requires an entity to record a liability for employees' rights to receive compensation for future absences when certain conditions are met.

**Accounting for Employee Retirement Benefits**

Pension liabilities are determined by an actuarial appraisal approach under both Japanese and U.S. GAAP.

Under Japanese GAAP, unrecognized net gains and losses are amortized over a period not to exceed the average remaining years of active employees whereas, under U.S. GAAP, they should be amortized over the shorter of the average remaining service years of active employees or 15 years. Also, under Japanese GAAP, entities are not required to disclose the additional minimum liability or to adopt a "corridor" approach in amortizing unrecognized gains or losses, both of which are required under U.S. GAAP.

**Bonuses to Directors and Corporate Auditors**

Under Japanese GAAP, bonuses to directors and corporate auditors to be paid solely based on resolution of the shareholders, and are charged directly to retained earnings when paid or optionally charged to income when incurred. Bonus payments are, therefore, accounted for as a reduction of retained earnings, similar to distribution of dividends.

Under U.S. GAAP, such bonuses are provided on an accrual basis and charged to income.

**Impairment of Long-Lived Assets**

Japanese GAAP requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of

the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

U.S. GAAP requires an entity to review its long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows are less than the carrying amount of such an asset, an impairment loss is recognized.

**Reporting Comprehensive Income**

Under Japanese GAAP, there are no specific standards requiring a statement of changes in accumulated other comprehensive income which outlines changes in equity from non-owner sources.

U.S. GAAP requires the inclusion of a statement of changes in accumulated other comprehensive income as part of the basic financial statements. The total amount of comprehensive income consist of net income for the period and other comprehensive income, including foreign currency translation adjustments from investments, minimum pension liability adjustments, and unrealized gains and losses from available-for-sale securities. Accumulated other comprehensive income is required to be reported as a component of shareholders' equity in the balance sheet.

**Bond Issue Costs**

Under Japanese GAAP, bond issue costs are to be charged to income when paid or deferred and amortized by the straight-line method within a three year period.

Under U.S. GAAP, bond issue costs should be deferred and amortized to operations using the interest method over the life of the bonds.

**Segments**

Under Japanese GAAP, significant financial data for sales, operating costs, operating income or loss, total assets, and depreciation are disclosed by segment and region.

Under U.S. GAAP, financial and descriptive information about operating segments on a basis that is used internally by management to evaluate performance and allocate resources are disclosed.

# INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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## Independent Auditors' Report

To the Board of Directors of
Central Japan Railway Company:

We have audited the accompanying consolidated balance sheets of Central Japan Railway Company and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Japan Railway Company and consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for depreciation for the buildings and structures of Shinkansen railway ground facilities as of April 1, 2004, depreciation for the replacement assets of Shinkansen railway ground facilities as of April 1, 2003, and the accounting for allowance for large scale renovation of the Shinkansen infrastructures as of October 1, 2002.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 of the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

June 23, 2005

Deloitte Touche Tohmatsu

CENTRAL JAPAN RAILWAY COMPANY AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

| | As of March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | *2005* |
| | (millions of Yen) (Note 2) | | *(thousands of Dollars) (Note 2)* |
| **Assets** | | | |
| CURRENT ASSETS: | | | |
| Cash and cash equivalents | ¥ 78,486 | ¥ 79,554 | *$ 733,514* |
| Trade receivables | 36,279 | 37,899 | *339,056* |
| Allowance for doubtful accounts | (10) | (31) | *(93)* |
| Inventories | 12,443 | 11,956 | *116,289* |
| Land and buildings held for sale | 4,083 | 6,079 | *38,158* |
| Deferred tax assets *(Note 11)* | 19,374 | 17,289 | *181,065* |
| Prepaid expenses and other current assets | 22,104 | 21,137 | *206,609* |
| Total current assets | 172,762 | 173,884 | *1,614,598* |
| INVESTMENTS AND OTHER ASSETS: | | | |
| Investment securities *(Note 5)* | 54,770 | 56,529 | *511,869* |
| Investments in and advances to unconsolidated subsidiaries and associated companies | 10,270 | 9,472 | *95,981* |
| Deferred tax assets *(Note 11)* | 146,238 | 137,405 | *1,366,710* |
| Prepaid expenses and other *(Note 9)* | 27,901 | 48,022 | *260,786* |
| Total investments and other assets | 239,181 | 251,429 | *2,235,346* |
| PROPERTY AND EQUIPMENT: | | | |
| Buildings and structures *(Notes 6 and 7)* | 4,147,150 | 4,118,212 | *38,758,411* |
| Machinery, rolling stock and vehicles *(Note 12)* | 1,028,930 | 997,476 | *9,616,168* |
| Land *(Note 7)* | 2,348,017 | 2,350,598 | *21,944,084* |
| Other | 98,026 | 89,143 | *916,150* |
| Construction in progress *(Note 6)* | 68,646 | 90,704 | *641,551* |
| Total | 7,690,771 | 7,646,134 | *71,876,364* |
| Accumulated depreciation *(Note 12)* | (2,793,223) | (2,597,936) | *(26,104,897)* |
| Net property and equipment | 4,897,547 | 5,048,198 | *45,771,467* |
| TOTAL | ¥ 5,309,491 | ¥ 5,473,512 | *$ 49,621,411* |

*See notes to consolidated financial statements.*

## CENTRAL JAPAN RAILWAY COMPANY AND CONSOLIDATED SUBSIDIARIES

### CONSOLIDATED BALANCE SHEETS — (Continued)

| | As of March 31 | | |
|---|---|---|---|
| | 2005 | 2004 | *2005* |
| | (millions of Yen) (Note 2) | | *(thousands of Dollars) (Note 2)* |
| **Liabilities and Shareholders' Equity** | | | |
| CURRENT LIABILITIES: | | | |
| Short-term borrowings *(Note 7)* | ¥ 13,721 | ¥ 11,175 | *$ 128,233* |
| Trade payables | 122,761 | 119,480 | *1,147,299* |
| Current portion of long-term debt *(Note 7)* | 97,929 | 109,318 | *915,224* |
| Current portion of long-term payables *(Note 8)* | 199,345 | 194,635 | *1,863,037* |
| Accrued bonuses | 23,035 | 22,705 | *215,280* |
| Consumption tax payable | 10,069 | 11,028 | *94,102* |
| Accrued income taxes | 43,720 | 32,024 | *408,598* |
| Advances received | 35,879 | 38,344 | *335,317* |
| Other current liabilities *(Note 13)* | 66,358 | 64,204 | *620,199* |
| Total current liabilities | 612,820 | 602,916 | *5,727,289* |
| LONG-TERM LIABILITIES: | | | |
| Long-term debt *(Note 7)* | 919,576 | 918,025 | *8,594,168* |
| Long-term payables *(Notes 8 and 13)* | 2,546,763 | 2,828,391 | *23,801,523* |
| Allowance for large scale renovation of the Shinkansen infrastructure *(Note 4.c)* | 83,333 | 50,000 | *778,813* |
| Liabilities for employees' retirement benefits *(Note 9)* | 229,051 | 238,473 | *2,140,663* |
| Other *(Note 11)* | 53,568 | 57,767 | *500,655* |
| Total long-term liabilities | 3,832,293 | 4,092,657 | *35,815,822* |
| MINORITY INTERESTS | 13,920 | 11,967 | *130,114* |
| CONTINGENCIES *(Notes 12 and 14)* | | | |
| SHAREHOLDERS' EQUITY *(Notes 10 and 16)*: | | | |
| Common stock — authorized, 8,960,000 shares; issued, 2,240,000 shares in 2005 and 2004 | 112,000 | 112,000 | *1,046,728* |
| Capital surplus | 53,500 | 53,500 | *500,000* |
| Retained earnings | 674,990 | 590,174 | *6,308,317* |
| Unrealized gain on available-for-sale securities | 10,887 | 11,216 | *101,747* |
| Treasury stock — at cost, 1,948 shares in 2005 and 2004 | (921) | (921) | *(8,606)* |
| Total shareholders' equity | 850,456 | 765,970 | *7,948,186* |
| TOTAL | ¥ 5,309,491 | ¥ 5,473,512 | *$ 49,621,411* |

*See notes to consolidated financial statements.*

## CENTRAL JAPAN RAILWAY COMPANY AND CONSOLIDATED SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

| | Year ended March 31 | | | |
|---|---|---|---|---|
| | **2005** | **2004** | **2003** | *2005* |
| | | (millions of Yen) (Note 2) | | *(thousands of Dollars) (Note 2)* |
| OPERATING REVENUES *(Note 13)* | ¥1,409,497 | ¥1,384,055 | ¥1,363,034 | *$13,172,869* |
| OPERATING COSTS AND EXPENSES: | | | | |
| Transportation, other services and cost of sales *(Notes 4.a, 4.b and 4.c)* | 887,979 | 871,208 | 842,907 | *8,298,869* |
| Selling, general and administrative expenses *(Note 13)* | 173,690 | 168,401 | 178,710 | *1,623,290* |
| Total operating costs and expenses | 1,061,670 | 1,039,610 | 1,021,617 | *9,922,159* |
| Operating income | 347,826 | 344,445 | 341,416 | *3,250,710* |
| OTHER INCOME (EXPENSES): | | | | |
| Interest and dividend income | 727 | 561 | 584 | *6,794* |
| Interest expense *(Notes 8 and 13)* | (179,291) | (193,699) | (207,415) | *(1,675,616)* |
| Gain on sales of investment securities — net | 21,782 | 738 | 4,039 | *203,570* |
| Loss on sales of property and equipment | (2,251) | (3,479) | (1,117) | *(21,037)* |
| Loss on debt assumption *(Note 8)* | (29,789) | (17,745) | (17,900) | *(278,401)* |
| Other — net *(Note 6)* | 412 | (5,516) | (11,642) | *3,839* |
| Other expenses — net | (188,411) | (219,141) | (233,452) | *(1,760,851)* |
| INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS | 159,415 | 125,303 | 107,963 | *1,489,859* |
| INCOME TAXES *(Note 11)*: | | | | |
| Current | 71,974 | 64,989 | 67,175 | *672,654* |
| Deferred | (10,652) | (13,225) | (10,061) | *(99,561)* |
| Total income taxes | 61,321 | 51,764 | 57,114 | *573,093* |
| MINORITY INTERESTS IN EARNINGS OF CONSOLIDATED SUBSIDIARIES | 2,005 | 1,261 | 1,764 | *18,757* |
| NET INCOME — (Forward) | ¥ 96,087 | ¥ 72,278 | ¥ 49,085 | *$ 898,009* |

*See notes to consolidated financial statements.*

CENTRAL JAPAN RAILWAY COMPANY AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS — (Continued)

| | Year ended March 31 | | | |
|---|---|---|---|---|
| | 2005 | 2004 | 2003 | *2005* |
| | | (millions of Yen) (Note 2) | | *(thousands of Dollars) (Note 2)* |
| NET INCOME — (Forward) | ¥ 96,087 | ¥ 72,278 | ¥ 49,085 | *$ 898,009* |
| RETAINED EARNINGS, BEGINNING OF YEAR | 590,174 | 529,388 | 491,781 | *5,515,644* |
| ADJUSTMENT OF RETAINED EARNINGS FOR MERGER OF NON-CONSOLIDATED SUBSIDIARY | 202 | | | *1,887* |
| APPROPRIATIONS: | | | | |
| Cash dividends | (11,200) | (11,200) | (11,200) | *(104,672)* |
| Other | (274) | (292) | (278) | *(2,551)* |
| RETAINED EARNINGS, END OF YEAR *(Notes 10 and 16)* | ¥ 674,990 | ¥ 590,174 | ¥ 529,388 | *$6,308,317* |
| | | Yen | | *Dollars* |
| PER SHARE OF COMMON STOCK *(Note 3.p)*: | | | | |
| Basic net income | ¥42,806.63 | ¥32,172.54 | ¥21,801.76 | *$ 400.06* |
| Cash dividends applicable to the year | 5,500.00 | 5,000.00 | 5,000.00 | *51.40* |

*See notes to consolidated financial statements.*

CENTRAL JAPAN RAILWAY COMPANY AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended March 31 2005 (millions of Yen) (Note 2) | 2004 | 2003 | 2005 (thousands of Dollars) (Note 2) |
|---|---|---|---|---|
| OPERATING ACTIVITIES: | | | | |
| Income before income taxes and minority interests | ¥ 159,415 | ¥ 125,303 | ¥ 107,963 | *$ 1,489,859* |
| Adjustments for: | | | | |
| Income taxes — paid | (62,331) | (68,204) | (67,891) | *(582,532)* |
| Depreciation and amortization | 250,807 | 225,439 | 221,078 | *2,343,990* |
| Equity in (earnings) losses of unconsolidated subsidiaries and associated companies | (81) | 38 | (43) | *(757)* |
| Contributions for the construction of railway facilities received | (12,973) | (10,758) | (16,626) | *(121,242)* |
| Gain on sales of investment securities — net | (21,782) | (738) | (4,039) | *(203,570)* |
| Loss on disposals of property and equipment | 42,569 | 52,684 | 57,518 | *397,841* |
| Loss on sales of property and equipment | 2,251 | 3,479 | 1,117 | *21,037* |
| Changes in assets and liabilities: | | | | |
| Increase in allowance for large scale renovation of the Shinkansen infrastructure | 33,333 | 33,333 | 16,666 | *311,523* |
| Decrease (increase) in trade receivables | 1,632 | (1,345) | 6,850 | *15,252* |
| Decrease in inventories | 1,524 | 1,584 | 930 | *14,242* |
| Increase (decrease) in trade payables | (2,479) | (15,265) | 21,910 | *(23,168)* |
| Increase (decrease) in advances received | (2,473) | (1,159) | 3,219 | *(23,112)* |
| Decrease in provision for employees' retirement benefits | (9,445) | (8,377) | (8,304) | *(88,271)* |
| Other — net | 42,777 | 33,967 | 42,648 | *399,777* |
| Net cash provided by operating activities | 422,743 | 369,981 | 382,998 | *3,950,869* |
| INVESTING ACTIVITIES: | | | | |
| Purchases of property and equipment | (134,864) | (160,951) | (173,418) | *(1,260,411)* |
| Receipts of contributions for the construction of railway facilities | 13,878 | 14,257 | 17,884 | *129,700* |
| Proceeds from sales of marketable and investment securities *(Note 5)* | 22,797 | 1,111 | 9,663 | *213,056* |
| Purchases of investment securities and investment in and advances to unconsolidated subsidiaries and associated companies | (1,101) | (1,047) | (14,592) | *(10,289)* |
| Other — net | 1,685 | (4,265) | (8,503) | *15,758* |
| Net cash used in investing activities | (97,604) | (150,895) | (168,966) | *(912,186)* |
| FORWARD | ¥ 325,139 | ¥ 219,085 | ¥ 214,032 | *$ 3,038,683* |

*See notes to consolidated financial statements.*

## CENTRAL JAPAN RAILWAY COMPANY AND CONSOLIDATED SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

| | Year ended March 31 | | | |
|---|---|---|---|---|
| | 2005 | 2004 | 2003 | *2005* |
| | (millions of Yen) (Note 2) | | | *(thousands of Dollars) (Note 2)* |
| FORWARD | ¥ 325,139 | ¥ 219,085 | ¥ 214,032 | *$ 3,038,683* |
| FINANCING ACTIVITIES: | | | | |
| Increase (decrease) in short-term borrowings | 2,580 | 8,197 | (952) | *24,112* |
| Proceeds from long-term debt | 123,600 | 82,000 | 101,000 | *1,155,140* |
| Repayment of long-term debt | (133,437) | (44,505) | (51,256) | *(1,247,074)* |
| Repayment of long-term payables | (276,917) | (233,597) | (226,801) | *(2,588,009)* |
| Cash dividends paid | (11,200) | (11,200) | (11,200) | *(104,672)* |
| Payment of cash dividends to minority interests | (14) | (15) | (16) | *(130)* |
| Other — net | (31,260) | (18,206) | (18,624) | *(292,152)* |
| Net cash used in financing activities | (326,648) | (217,328) | (207,851) | *(3,052,785)* |
| CASH AND CASH EQUIVALENTS INCREASED BY MERGER OF NON-CONSOLIDATED SUBSIDIARY | 442 | 127 | | *4,121* |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (1,067) | 1,884 | 6,181 | *(9,981)* |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 79,554 | 77,669 | 71,488 | *743,495* |
| CASH AND CASH EQUIVALENTS, END OF YEAR | ¥ 78,486 | ¥ 79,554 | ¥ 77,669 | *$ 733,514* |
| ADDITIONAL CASH FLOW INFORMATION: | | | | |
| Interest paid | ¥ 181,266 | ¥ 195,629 | ¥ 208,929 | *$ 1,694,074* |

*See notes to consolidated financial statements.*

CENTRAL JAPAN RAILWAY COMPANY AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. Incorporation of Central Japan Railway Company

Central Japan Railway Company (Tokai Ryokaku Tetsudo Kabushiki Gaisha, the "Company") was incorporated on April 1, 1987, as a private business company, pursuant to the Law for Japanese National Railways Restructuring enacted upon the resolution of the Japanese Diet.

The business of the Japanese National Railways ("JNR," a public corporation) was succeeded to by the following newly established organizations: seven railway companies including the Company, the Shinkansen Holding Corporation (a predecessor entity to the Railway Development Fund (1997-1991), which was subsequently succeeded by the Corporation for Advanced Transport & Technology (2003-1997) and in turn by the Japan Railway Construction, Transport and Technology Agency), Railway Telecommunication Co. Ltd. (a predecessor entity to Japan Telecom Co., Ltd., which was subsequently acquired by, among others, Vodafone Group), Railway Information Systems Co., Ltd. and the Railway Technical Research Institute. JNR itself became JNR Settlement Corporation (the "JNRSC"). All of the assets and liabilities of JNR were transferred to such organizations, including JNRSC.

Prior to December 1, 2001, the Law Concerning Passenger Railway Companies and Japan Freight Railway Company (the "Law") required that authorization be obtained from the Minister of Land, Infrastructure and Transport (the "Minister of Transport") regarding fundamentals such as: (1) commencement of business other than railway and its related business, (2) the appointment or dismissal of representative directors and corporate auditors, (3) the issuance of new shares and bonds, (4) long-term borrowings, (5) amendments to the Articles of Incorporation, (6) operating plans, (7) sales of material assets, (8) appropriations of earnings and (9) merger or dissolution.

As of December 1, 2001, the Law was revised such that the Company was no longer required to obtain the aforementioned authorizations.

On October 8, 1997, the Company's shares were listed on the Nagoya, Tokyo and Osaka stock exchanges in Japan. JNRSC, which held all 2,240,000 of the Company's outstanding shares prior to the listing, sold 1,353,929 shares in the initial public offering.

Pursuant to the Law for Disposal of Debts and Liabilities of JNRSC enacted in October of 1998, the Company's shares held by JNRSC were transferred to Japan Railway Construction Public Corporation.

On October 1, 2003, the Corporation for Advanced Transport & Technology and the Japan Railway Construction Public Corporation were fully integrated, pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, and designated as Japan Railway Construction, Transport and Technology Agency.

## 2. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the consolidated balance sheet as of March 31, 2004, and in the consolidated statements of income and retained earnings and consolidated statements of cash flows for the years ended March 31, 2004 and 2003 to conform to the classifications used for the year ended March 31, 2005.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥107 to $1, the approximate rate of exchange at March 31, 2005. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate. Japanese yen figures less than million yen are rounded down to the nearest million yen, except for per share information and U.S. dollar figures less than thousand of U.S. dollar are also rounded down to the nearest thousand of U.S. dollar, except for per share information.

3. **Summary of Significant Accounting Policies**

*a.* ***Principles of Consolidation*** — The accompanying consolidated financial statements as of March 31, 2005 include the accounts of the Company and its 30 (29 in 2004, 30 in 2003) significant subsidiaries (together, the "Companies").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for by the equity method.

Investments in two associated companies are accounted for by the equity method. Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of cost over net assets of the subsidiaries acquired is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated.

A consolidated subsidiary has adopted a fiscal year ending on February 28, which is different from that of the Company. The necessary adjustments for preparing consolidated financial statements as at the Company's year end was appropriately made, such as eliminating significant intercompany accounts and transactions which occur between the fiscal year end of the subsidiary and fiscal year end of the Company.

*b.* ***Cash Equivalents*** — Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper, mortgaged-back securities and mutual funds investing in bonds, all of which mature or become due within three months of the date of acquisition.

*c.* ***Inventories*** — Merchandise is stated at cost principally determined by the retail method. Materials and supplies are carried at cost principally determined by the moving-average cost method.

*d.* ***Land and Buildings Held for Sale*** — Land and buildings held for sale are stated at cost determined by the specific identification method.

*e.* ***Investment Securities*** — All investment securities are classified and accounted for, depending on management's intent, as available-for-sale securities, which are principally comprised of investment securities, with unrealized gains and losses, and are reported at fair value, net of applicable taxes, in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

*f.* ***Property and Equipment*** — Property and equipment are stated at cost. Certain contributions in aid for construction of railways and other property are deducted directly from the cost of the related assets.

Depreciation is computed substantially by the declining-balance method over the estimated useful lives of the assets (See Note 4.b). Additional depreciation is provided for Shinkansen cars based on kilometers traveled.

The range of useful lives is principally from 2 to 60 years for buildings and structures, and from 2 to 20 years for machinery, rolling stock and vehicles.

Depreciation of certain railway ground structures except for Shinkansen railway ground facilities are substantially computed by the replacement-accounting method (See Note 4.a).

g. *Long-lived Assets* — In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASB") issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The Companies adopted the new accounting standard for impairment of fixed assets as of April 1, 2004. The Companies review its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the year ended March 31, 2005 by ¥1,053 million ($9,841 thousand).

h. *Software Costs* — Software costs are amortized by the straight-line method over 5 years.

i. *Deferred Charges* — Bond issuance costs are charged to income as incurred.

j. *Allowance for Large Scale Renovation of the Shinkansen Infrastructure* — Allowance for large scale renovation of the Shinkansen infrastructure is provided based on the Company's allowance plan authorized by the Minister of Transport over 15 years from October 1, 2002 in accordance with the Nationwide Shinkansen Railway Development Law (see Note 4.c).

k. *Retirement and Pension Plans* — The Company and 26 consolidated subsidiaries have unfunded retirement plans covering substantially all of their employees. Under the plans, employees terminating their employment are entitled to retirement benefit based on their rate of pay at the time of termination, years of service and certain other factors. Seven consolidated subsidiaries have non-contributory funded pension plans as an alternative for, or in addition to, an unfunded retirement plan.

The service periods during which employees served JNR are regarded and treated as a part of their service periods with the Company. Liabilities for severance payments related to such prior service periods were transferred from JNR.

The liability for employees' retirement benefits is calculated based on the projected benefit obligations and plan assets at the balance sheet date.

l. *Leases* — All leases are accounted for as operating leases. Under the Japanese accounting standards for leases, for lessee, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements, and for lessor, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be accounted for as sales transactions, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if treated as financing" information is disclosed in the notes to the lessor's consolidated financial statements.

m. *Income Taxes* — The provision for income taxes is computed based on the pretax income included in the consolidated statements of income and retained earnings. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary difference.

*n.* ***Appropriations of Retained Earnings*** — Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

*o.* ***Consumption Tax*** — Consumption tax is levied in Japan on the domestic sales of goods and services at the rate of 5%. Consumption tax is excluded from revenue and expense accounts.

*p.* ***Per Share Information*** — Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the ASB. Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Basic net income per share for the years ended March 31, 2005, 2004 and 2003 is computed in accordance with the new standard. The net income available to common shareholders used in the computation for 2005, 2004 and 2003 were ¥95,803 million ($895,355 thousand), ¥72,003 million and ¥48,793 million, respectively. The average number of common shares used in the computation was 2,238,052 shares for 2005, 2004 and 2003. Diluted net income per share is not presented in the accompanying consolidated financial statements as the Companies do not have any dilutive securities.

Cash dividends per share presented in the accompanying consolidated statements of income and retained earnings are dividends applicable to the respective years including dividends to be paid after the end of the year.

## 4. Accounting changes

*a.* Effective April 1, 2003, the Company adopted the straight-line method of depreciation for the replacement assets of the Shinkansen railway ground facilities, which, previously, had been depreciated by the replacement-accounting method. This change was made as those assets became available to be managed in the same manner as other depreciable assets and to mitigate particular adverse effects of the replacement-accounting method on the occasion of price plunging.

The effects of this change were to increase operating costs by ¥9,691 million and to decrease operating income and income before income taxes and minority interests by ¥9,691 million for the year ended March 31, 2004.

Furthermore, the Company revised its estimate of the useful lives relating to the aforementioned depreciable assets in the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines. This change of estimate was made in order to agree with the actual cycles of replacement.

The effects of this change were to increase operating costs by ¥4,265 million and to decrease operating income and income before income taxes and minority interests by ¥4,265 million for the year ended March 31, 2004.

*b.* Effective April 1, 2004, the Company adopted the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities, which had been previously depreciated by the straight-line method which had been different from method adopted for conventional railway network since assuming Shinkansen railway ground facilities. This change was made to reinforce the financial position and unify the method of Shinkansen railway ground facilities to that of conventional railway network in connection with both commencement of Shinagawa station and drastic timetable revisions focusing on completion of improving Shinkansen trains to operate at 270 km/hr.

The effects of this change were to increase depreciation by ¥39,455 million ($368,738 thousand) and to decrease income before income taxes and minority interests by approximately ¥39,455 million ($368,738 thousand) for the year ended March 31, 2005.

*c.* ***Allowance for Large Scale Renovation of the Shinkansen Infrastructure***

Pursuant to the Nationwide Shinkansen Railway Development Law, the Company was designated by the Minister of Transport as a company necessary and appropriate to provide for allowance for large

scale renovation of the Shinkansen infrastructure, where the Company's allowance plan requires an aggregate amount of ¥500,000 million over 15 years from the date of authorization. Such authorization was granted by the Minister of Transport on October 1, 2002. Accordingly, the Company provided ¥16,666 million for the year ended March 31, 2003, which is included in operating costs and expenses (transportation, other services and cost of sales) in the accompanying consolidated statements of income and retained earnings.

The effect of this change was to decrease operating income and income before income taxes and minority interests by ¥16,666 million for the year ended March 31, 2003.

## 5. Investment securities

Information regarding investment securities with readily determinable fair values classified as available-for-sale as of March 31, 2005 and 2004 is as follows:

| | 2005 | | | |
|---|---|---|---|---|
| | Cost | Unrealized gains | Unrealized losses | Fair value |
| | (millions of Yen) | | | |
| Equity securities | ¥14,547 | ¥18,105 | ¥147 | ¥32,505 |
| Debt securities | 70 | 2 | | 73 |
| Trust fund investment and other | 276 | 84 | | 360 |

| | 2004 | | | |
|---|---|---|---|---|
| | Cost | Unrealized gains | Unrealized losses | Fair value |
| | (millions of Yen) | | | |
| Equity securities | ¥13,676 | ¥19,241 | ¥371 | ¥32,546 |
| Debt securities | 105 | 2 | | 108 |
| Trust fund investment and other | 276 | 53 | | 330 |

| | *2005* | | | |
|---|---|---|---|---|
| | *Cost* | *Unrealized gains* | *Unrealized losses* | *Fair value* |
| | *(thousands of Dollars)* | | | |
| Equity securities | *$135,953* | *$169,205* | *$1,373* | *$303,785* |
| Debt securities | *654* | *28* | | *682* |
| Trust fund investment and other | *2,579* | *785* | | *3,364* |

Proceeds from sales of available-for-sale securities for the years ended March 31, 2005, 2004 and 2003 were ¥22,797 million ($213,056 thousand), ¥1,111 million and ¥9,663 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥21,782 million ($203,570 thousand) and nil, respectively, for the year ended March 31, 2005, ¥738 million and nil, respectively, for the year ended March 31, 2004, and ¥4,637 million and ¥598 million, respectively, for the year ended March 31, 2003.

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2005 and 2004 were as follows:

| | 2005 | 2004 | *2005* |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Equity securities | ¥16,354 | ¥18,052 | *$152,841* |
| Preferred stocks | 5,542 | 5,542 | *51,794* |
| Total | ¥21,896 | ¥23,594 | *$204,635* |

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale securities as of March 31, 2005 are as follows:

| | (millions of Yen) | *(thousands of Dollars)* |
|---|---|---|
| Due in one year or less | | |
| Due after one year through five years | ¥30 | *$280* |
| Due after five years | 40 | *374* |
| Total | ¥70 | *$654* |

Certain securities, which amounted to ¥65 million ($597 thousand) and ¥49 million as of March 31, 2005 and 2004, respectively, were included in the prepaid expenses and other on the accompanying consolidated balance sheets.

**6. Long-lived assets**

The Companies recognize all properties of the railway business as one asset group, which includes both the Shinkansen railway ground facilities and conventional railway network. The business properties other than railway business properties are also principally divided into each asset groups in which the Companies continuously receive cash flows in consideration of complementary cash flows.

The Companies reviewed its long-lived assets for impairment as of the year ended March 31, 2005 and, as a result, recognized an impairment loss of ¥1,095 million ($10,233 thousand) as other expense for commercial facilities in Tokyo, which are included in buildings and structures, due to decrease of profitability and lands in Aichi or other areas, which are included in construction in progress, due to having been idle by freezing plans of increasing lines.

These carrying amounts were written down to the recoverable amounts, which were measured at memorandum value, due to the fact that there were little opportunities to sell or divert those assets.

**7. Short-term borrowings and long-term debt**

The annual average interest rates applicable to short-term borrowings were 0.28% for fiscal 2005 and 2004, and 0.31% for fiscal 2003.

Long-term debt as of March 31, 2005 and 2004 consisted of the following:

| The company | 2005 | 2004 | 2005 |
|---|---|---|---|
| | (millions of Yen) | | (thousands of Dollars) |
| Secured 3.95% Bonds due 2016 | ¥ 30,000 | ¥ 30,000 | $ 280,373 |
| Secured 2.825% Bonds due 2017 | 50,000 | 50,000 | 467,289 |
| Secured 2.18% Bonds due 2018 | 30,000 | 30,000 | 280,373 |
| Secured 2.6% Bonds due 2020 | 50,000 | 50,000 | 467,289 |
| Unsecured 2.39% Bonds due 2022 | 20,000 | 20,000 | 186,915 |
| Unsecured 2.2% Bonds due 2022 | 20,000 | 20,000 | 186,915 |
| Unsecured 1.49% Bonds due 2012 | 10,000 | 10,000 | 93,457 |
| Unsecured 1.74% Bonds due 2022 | 20,000 | 20,000 | 186,915 |
| Unsecured 1.42% Bonds due 2017 | 10,000 | 10,000 | 93,457 |
| Unsecured 1.15% Bonds due 2022 | 25,000 | 25,000 | 233,644 |
| Unsecured 1.31% Bonds due 2033 | 10,000 | 10,000 | 93,457 |
| Unsecured 2.015% Bonds due 2023 | 10,000 | 10,000 | 93,457 |
| Unsecured 2.20% Bonds due 2024 | 10,000 | | 93,457 |
| Unsecured 2.19% Bonds due 2019 | 10,000 | | 93,457 |
| Unsecured 1.875% Bonds due 2019 | 20,000 | | 186,915 |
| Unsecured 2.21% Bonds due 2024 | 10,000 | | 93,457 |
| Unsecured loans from Japanese banks and insurance companies, with interest rates ranging from 0.78% to 6.6%, due 2005 to 2021 | 584,710 | 635,472 | 5,464,583 |
| **Subsidiaries** | | | |
| Unsecured and secured loans from Japanese banks and insurance companies, with interest rates ranging from 0.60% to 5.75%, due 2005 to 2018 | 97,796 | 106,871 | 913,982 |
| Total | 1,017,506 | 1,027,344 | 9,509,392 |
| Less current maturities | (97,929) | (109,318) | (915,224) |
| Long-term debt, less current maturities | ¥ 919,576 | ¥ 918,025 | $8,594,168 |

The annual maturities of long-term debt outstanding as of March 31, 2005 were as follows:

| Year ending March 31 | (millions of Yen) | (thousands of Dollars) |
|---|---|---|
| 2006 | ¥ 97,929 | $ 915,224 |
| 2007 | 116,898 | 1,092,504 |
| 2008 | 113,530 | 1,061,028 |
| 2009 | 87,746 | 820,056 |
| 2010 | 107,440 | 1,004,112 |
| Thereafter | 493,960 | 4,616,468 |
| Total | ¥1,017,506 | $9,509,392 |

The Company has been released from the debt repayment obligation for a portion of the bonds issued by depositing equivalent assets under debt assumption agreements with financial institutions and accounting for outstanding bonds covered by these agreements as contingent liabilities. The balance of bonds released from their debt repayment obligation amounted to ¥20,000 million ($186,915 thousand) as of March 31, 2005 (see Note 14).

All assets of the Company were pledged for the above secured bonds of ¥180,000 million ($1,682,242 thousand), including aforementioned off-balanced bonds of ¥20,000 million ($186,915 thousand), as an enterprise mortgage, which gives the holder thereof a security interest in all assets junior to that of other present or future secured creditors, but senior to that of general creditors.

The carrying amounts of assets pledged as collateral for current portion of long-term debt of ¥254 million ($2,373 thousand) and the above secured long-term debt of consolidated subsidiaries of ¥2,094 million ($19,570 thousand), and the long-term debt of an unconsolidated subsidiary at March 31, 2005 were as follows:

| | (millions of Yen) | *(thousands of Dollars)* |
|---|---|---|
| For long-term debt of consolidated subsidiary: | | |
| Buildings and structures — net of accumulated depreciation | ¥1,124 | *$10,514* |
| Land | 669 | *6,252* |
| Total | ¥1,794 | *$16,766* |
| For long-term debt of unconsolidated subsidiary: | | |
| Buildings and structures — net of accumulated depreciation | ¥ 130 | *$ 1,224* |
| Land | 120 | *1,121* |
| Total | ¥ 251 | *$ 2,345* |

## 8. Long-term payables

Long-term payables as of March 31, 2005 and 2004 consisted of the following:

| | 2005 | 2004 | *2005* |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Long-term payables incurred for purchase of the Shinkansen railway ground facilities: | | | |
| With average interest rate of 4.50% (2005) and 4.57% (2004), due semiannually through 2017 | ¥1,769,994 | ¥1,961,318 | *$16,542,000* |
| With a fixed interest rate of 6.35%, due semiannually through 2017 | 382,323 | 465,722 | *3,573,112* |
| With a fixed interest rate of 6.55%, due semiannually through 2051 | 583,376 | 585,290 | *5,452,112* |
| Other | 10,414 | 10,694 | *97,336* |
| Total | 2,746,109 | 3,023,026 | *25,664,560* |
| Less current maturities | (199,345) | (194,635) | *(1,863,037)* |
| Long-term payables, less current maturities | ¥2,546,763 | ¥2,828,391 | *$23,801,523* |

Based on debt assumption agreements with financial institutions and a special purpose entity, the Company has transferred the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity, and has provided such financial institutions and special purpose entity with Japanese national government bonds or cash for the payment of principal and interest on the long-term payables. As a result of such transactions, the balance of long-term payables derecognized amounted to ¥311,125 million ($2,907,710 thousand) and ¥265,335 million as of March 31, 2005 and 2004, respectively, and the related loss on debt assumption amounted to ¥29,789 million ($278,401 thousand) and ¥17,745 million for the years ended March 31, 2005 and 2004, respectively (see Note 14).

The annual maturities of long-term payables as of March 31, 2005 were as follows:

| Year ending March 31 | (millions of Yen) | *(thousands of Dollars)* |
|---|---|---|
| 2006 | ¥ 199,345 | *$ 1,863,037* |
| 2007 | 187,038 | *1,748,018* |
| 2008 | 116,636 | *1,090,056* |
| 2009 | 122,806 | *1,147,719* |
| 2010 | 128,742 | *1,203,196* |
| Thereafter | 1,991,540 | *18,612,534* |
| Total | ¥2,746,109 | *$25,664,560* |

Interest expense on aforementioned long-term payables amounted to ¥152,338 million ($1,423,719 thousand), ¥166,148 million and ¥179,615 million for the years ended March 31, 2005, 2004 and 2003, respectively.

**9. Retirement and pension plans**

The Company and 26 consolidated subsidiaries have unfunded retirement plans covering substantially all of their employees. Under the plans, employees terminating their employment are entitled to retirement benefit based on their rate of pay at the time of termination, year of service and certain other factors. Such retirement benefits are made in the form of a lump-sum severance payment from the Company or from 26 consolidated subsidiaries. Seven consolidated subsidiaries also have non-contributory funded pension plans, as an alternative for, or in addition to, the unfunded retirement plans.

The net liability for employees' retirement benefits at March 31, 2005 and 2004 consisted of the following:

| | 2005 | 2004 | *2005* |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Projected benefit obligation | ¥241,813 | ¥253,654 | *$2,259,934* |
| Fair value of plan assets | (4,725) | (4,670) | *(44,158)* |
| Unrecognized actuarial loss | (8,206) | (10,734) | *(76,691)* |
| Unrecognized prior service cost | 144 | 209 | *1,345* |
| Prepaid pension cost | 25 | 15 | *233* |
| Net liability | ¥229,051 | ¥238,473 | *$2,140,663* |

The prepaid pension cost was recorded as prepaid expenses and other in the consolidated balance sheets at March 31, 2005 and 2004.

The components of net periodic benefit costs for the years ended March 31, 2005, 2004 and 2003 are as follows:

| | 2005 | 2004 | 2003 | *2005* |
|---|---|---|---|---|
| | (millions of Yen) | | | *(thousands of Dollars)* |
| Service cost | ¥10,480 | ¥10,206 | ¥11,487 | *$ 97,943* |
| Interest cost | 3,841 | 5,102 | 5,326 | *35,897* |
| Expected return on plan assets | (45) | (38) | (57) | *(420)* |
| Recognized actuarial loss | 3,478 | 3,240 | (50) | *32,506* |
| Amortization of prior service cost | 196 | (64) | 1,353 | *1,831* |
| Net periodic benefit costs | ¥17,950 | ¥18,447 | ¥18,060 | *$167,757* |

Assumptions used for the years ended March 31, 2005, 2004 and 2003 are set forth as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Discount rate | Mainly 1.5% | Mainly 1.5% | 2.0% to 2.5% |
| Expected rate of return on plan assets | 0.75% to 1.5% | 0.75% to 1.5% | 1.2% to 2.0% |
| Recognition period of actuarial gain/loss | Mainly 5 years | Mainly 5 years | Mainly 5 years |
| Amortization period of prior service cost | 5 years | 5 years | 5 years |

**10. Shareholders' equity**

Japanese companies are subject to the Japanese Commercial Code (the "Code").

The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The Code allows Japanese companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the shareholders meeting.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends. The amount of retained earnings available for dividends under the Code was ¥647,780 million ($6,054,018 thousand) as of March 31, 2005, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

## 11. Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rates of approximately 40% and 42% for the years ended March 31, 2005 and 2004, respectively.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 42% to 40%, effective for years beginning on or after April 1, 2004. The deferred tax assets and liabilities which will be realized on or after April 1, 2004 are measured at the effective tax rate of 40% as of March 31, 2004.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2005 and 2004 are as follows:

| | 2005 | 2004 | *2005* |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Deferred tax assets: | | | |
| Liabilities for employees' retirement benefits | ¥ 85,849 | ¥ 83,399 | *$ 802,327* |
| Depreciation and amortization | 41,203 | 37,462 | *385,074* |
| Software | 11,124 | 7,643 | *103,962* |
| Accrued bonuses | 9,092 | 8,887 | *84,971* |
| Railway usage charges | 8,767 | 9,159 | *81,934* |
| Unrealized profit of property and equipment | 5,670 | 5,699 | *52,990* |
| Loss carryforwards | 3,966 | 4,288 | *37,065* |
| Other | 27,510 | 26,171 | *257,134* |
| Total | 193,184 | 182,711 | *1,805,457* |
| Less valuation allowance | (15,907) | (15,983) | *(148,663)* |
| Deferred tax assets | 177,277 | 166,728 | *1,656,794* |
| Deferred tax liabilities: | | | |
| Unrealized gain on available-for-sale securities | 7,252 | 7,610 | *67,775* |
| Property and equipment | 4,040 | 3,881 | *37,757* |
| Other | 453 | 729 | *4,253* |
| Deferred tax liabilities | 11,746 | 12,220 | *109,785* |
| Net deferred tax assets | ¥165,530 | ¥154,507 | *$1,547,009* |

Net deferred tax assets as of March 31, 2005 and 2004 were reflected in the accompanying consolidated balance sheets under following captions:

| | 2005 | 2004 | 2005 |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Current assets | ¥ 19,374 | ¥ 17,289 | *$ 181,065* |
| Investment and other assets | 146,238 | 137,405 | *1,366,710* |
| Current liabilities | | | |
| Long-term liabilities | (81) | (186) | *(766)* |
| Net deferred tax assets | ¥165,530 | ¥154,507 | *$1,547,009* |

Since the difference between normal effective statutory tax rate and the actual effective tax rate was not significant, the reconciliation was not presented for the years ended March 31, 2005 and 2004.

## 12. Leases

As lessee, the Company and consolidated subsidiaries lease certain machinery and vehicles and other assets. Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the Company and consolidated subsidiaries were ¥1,160 million ($10,841 thousand) and ¥2,169 million for the years ended March 31, 2005 and 2004, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance lease, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2005 and 2004 was as follows:

| | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|
| | Machinery and vehicles | Other | Total | Machinery and vehicles | Other | Total |
| | (millions of Yen) | | | | | |
| Acquisition cost | ¥663 | ¥2,958 | ¥3,622 | ¥411 | ¥4,151 | ¥4,562 |
| Accumulated depreciation | 306 | 1,609 | 1,915 | 181 | 2,539 | 2,720 |
| Net leased property | ¥357 | ¥1,349 | ¥1,706 | ¥230 | ¥1,612 | ¥1,842 |

| | *2005* | | |
|---|---|---|---|
| | *Machinery and vehicles* | *Other* | *Total* |
| | *(thousands of Dollars)* | | |
| Acquisition cost | *$6,196* | *$27,655* | *$33,851* |
| Accumulated depreciation | *2,860* | *15,048* | *17,908* |
| Net leased property | *$3,336* | *$12,607* | *$15,943* |

Obligations under finance leases:

| | 2005 | 2004 | 2005 |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Due within one year | ¥ 714 | ¥ 880 | *$ 6,672* |
| Due after one year | 1,016 | 1,011 | *9,505* |
| Total | ¥1,731 | ¥1,892 | *$16,177* |

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.

Depreciation expense, which is not reflected in the accompanying consolidated statements of income and retained earnings, computed by the straight-line method was ¥1,160 million ($10,841 thousand) and ¥2,169 million for the years ended March 31, 2005 and 2004, respectively.

The minimum rental commitments under noncancelable operating leases at March 31, 2005 and 2004 are due as follows:

| | 2005 | 2004 | 2005 |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Due within one year | ¥ 854 | ¥ 854 | *$ 7,981* |
| Due after one year | 6,123 | 6,977 | *57,224* |
| Total | ¥6,977 | ¥7,832 | *$65,205* |

As lessor, certain consolidated subsidiaries provide leases such as vehicles, machinery and equipment, which are recorded in the accompanying consolidated balance sheets. The gross amounts of those assets and related accumulated depreciation as of March 31, 2005 and 2004 were as follows:

| | 2005 | 2004 | 2005 |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Acquisition costs | ¥365 | ¥435 | *$3,411* |
| Accumulated depreciation | 204 | 238 | *1,907* |
| Net leased property | ¥161 | ¥197 | *$1,504* |

Future minimum lease income under finance leases as of March 31, 2005 and 2004 are due as follows:

| | 2005 | 2004 | 2005 |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Due within one year | ¥160 | ¥168 | *$1,495* |
| Due after one year | 151 | 167 | *1,411* |
| Total | ¥311 | ¥335 | *$2,906* |

The amount of future minimum lease income under finance leases mentioned above includes the imputed interest income portion. Lease income and depreciation relating to lease properties reflected in the accompanying consolidated statements of income and retained earnings for the years ended March 31, 2005 and 2004 are as follows:

| | 2005 | 2004 | 2005 |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Lease income | ¥176 | ¥173 | *$1,644* |
| Depreciation expense | 85 | 55 | *794* |

### 13. Related party transactions

The following table summarizes the Company's related party transactions with the Company's major shareholder and a company whose chairman was the chairman of the Company for the years ended March 31, 2005 and 2004, and related balances as of March 31, 2005 and 2004.

Pursuant to the Law of Japan Railway Construction, Transport and Technology enacted on October 1, 2003, the Corporation for Advanced Transport & Technology (the "CATT") integrated with Japan Railway Construction Public Corporation (the "JRCPC"), that had been the Company's major shareholder as discussed in Note 1, to establish Japan Railway Construction, Transport and Technology Agency (the "JRTT"). JRTT acquired all assets and assumed all liabilities from these two public corporations.

As a result of the integration mentioned above, the transaction with JRTT fell within the scope of a related party transaction. The Company has recognized the transaction of payment of long-term payables and related interest to JRTT as a related party transaction with a major shareholder since the date of the integration.

As discussed in Note 8, based on debt assumptions agreements with the financial institutions and the special purpose entity, the Company transferred the debt repayment obligation for certain long-term payables to such financial institutions and special purpose entity. Corresponding to this off balance sheet transaction, the amount of ¥311,125 million ($2,907,710 thousand) derecognized was excluded from the balance of long-term payables due to JRTT shown below.

Transactions and related balances were as follows:

| | 2005 | 2004 | *2005* |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Interest expense | ¥ 151,702 | ¥ 81,650 | *$ 1,417,775* |
| Long-term payables | 2,735,695 | 3,012,332 | *25,567,242* |
| Other current liabilities (accrued expenses) | 10,096 | 11,740 | *94,355* |

The Company has provided financial support principally based on endowments to and received rental fees of building from JR Tokai Lifelong Learning Foundation (the "Foundation") whose chairman is the chairman of the Company.

Transactions with the Foundation were as follows:

| | 2005 | 2004 | *2005* |
|---|---|---|---|
| | (millions of Yen) | | *(thousands of Dollars)* |
| Charitable contribution | | ¥62 | |
| Rental fee | ¥1 | | *$9* |

The chairman resigned at the expiration of his term at the 17th general shareholders meeting on June 23, 2004.

## 14. Contingencies

The Companies guarantee the long-term debt of an unconsolidated subsidiary of ¥268 million ($2,504 thousand) as of March 31, 2005.

The Company has joint and several obligations with Railway Technical Research Institute to make payments on long-term borrowings of ¥37,516 million ($350,616 thousand) by the Institute as of March 31, 2005, the proceeds of which are being used for the enhancement of technology development for the Maglev system.

As discussed in Note 7 and 8, based on debt assumption agreements with the financial institutions and the special purpose entity, the Company has transferred the debt repayment obligation for certain bonds and long-term payables to such financial institutions and special purpose entity. At March 31, 2005, the Company had contingent obligations of ¥20,000 million ($186,915 thousand) for the bonds and of ¥311,125 million ($2,907,710 thousand) for long-term payables, respectively.

## 15. Segment information

The Companies' primary business activities include transportation, merchandise and other, real estate and other services. The transportation segment includes the Company's railway and bus operations. The merchandise and other segment includes department store, wholesale, retail sales and food service. The real estate segment includes real estate rental business. Other services segment includes hotel, travel, advertising, construction and other business.

Information by these industry segments of the Companies for the years ended March 31, 2005, 2004 and 2003 were as follows:

*(1) Sales and Operating Income*

| | Transportation | Merchandise and other | Real estate | Other services | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|
| | (millions of Yen) | | | | | |
| For the year ended March 31, 2005: | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | ¥1,137,183 | ¥171,599 | ¥37,072 | ¥ 63,641 | | ¥1,409,497 |
| Intercompany | 11,081 | 6,976 | 18,646 | 74,605 | ¥(111,309) | |
| Total | 1,148,265 | 178,575 | 55,718 | 138,246 | (111,309) | 1,409,497 |
| Operating costs and expenses | 821,138 | 172,979 | 42,879 | 136,027 | (111,354) | 1,061,670 |
| Operating income | ¥ 327,127 | ¥ 5,596 | ¥12,839 | ¥ 2,218 | ¥ 44 | ¥ 347,826 |

| | Transportation | Merchandise and other | Real estate | Other services | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|
| | (millions of Yen) | | | | | |
| For the year ended March 31, 2004: | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | ¥1,114,515 | ¥169,473 | ¥38,069 | ¥ 61,995 | | ¥1,384,055 |
| Intercompany | 11,077 | 6,816 | 17,407 | 77,695 | ¥(112,996) | |
| Total | 1,125,593 | 176,289 | 55,477 | 139,691 | (112,996) | 1,384,055 |
| Operating costs and expenses | 801,582 | 170,921 | 43,284 | 136,647 | (112,826) | 1,039,610 |
| Operating income | ¥ 324,011 | ¥ 5,368 | ¥12,192 | ¥ 3,043 | ¥ (170) | ¥ 344,445 |

| | Transportation | Merchandise and other | Real estate | Other services | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|
| | (millions of Yen) | | | | | |
| For the year ended March 31, 2003: | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | ¥1,096,861 | ¥165,647 | ¥36,238 | ¥ 64,286 | | ¥1,363,034 |
| Intercompany | 11,146 | 10,229 | 17,039 | 64,195 | ¥(102,610) | |
| Total | 1,108,008 | 175,876 | 53,278 | 128,481 | (102,610) | 1,363,034 |
| Operating costs and expenses | 785,672 | 170,687 | 42,737 | 124,712 | (102,191) | 1,021,617 |
| Operating income | ¥ 322,336 | ¥ 5,189 | ¥10,541 | ¥ 3,769 | ¥ (419) | ¥ 341,416 |

| | *Transportation* | *Merchandise and other* | *Real estate* | *Other services* | *Eliminations or corporate* | *Consolidated* |
|---|---|---|---|---|---|---|
| | *(thousands of Dollars)* | | | | | |
| For the year ended March 31, 2005: | | | | | | |
| Operating revenues: | | | | | | |
| Outside customers | *$10,627,878* | *$1,603,728* | *$346,467* | *$ 594,796* | | *$13,172,869* |
| Intercompany | *103,570* | *65,197* | *174,261* | *697,243* | *$(1,040,271)* | |
| Total | *10,731,448* | *1,668,925* | *520,728* | *1,292,039* | *(1,040,271)* | *13,172,869* |
| Operating costs and expenses | *7,674,187* | *1,616,626* | *400,738* | *1,271,299* | *(1,040,691)* | *9,922,159* |
| Operating income | *$ 3,057,261* | *$ 52,299* | *$119,990* | *$ 20,740* | *$ 420* | *$ 3,250,710* |

As discussed in Note 4.a, effective April 1, 2003, the Company adopted the straight-line method of depreciation for certain assets of the Shinkansen railway ground facilities, which, previously, had been depreciated by the replacement-accounting method. The effects of this change were to increase operating costs of transportation segment for the year ended March 31, 2004 by ¥9,691 million and to decrease operating income of transportation segment by ¥9,691 million. Furthermore, the Company revised its estimate of the useful lives relating to depreciable assets in the Shinkansen railway ground facilities, such as rails, points, point switch movements and overhead contact lines. The effects of this change were to increase operating costs of

transportation segment by ¥4,265 million and to decrease operating income of transportation segment by ¥4,265 million.

As discussed in Note 4.b, effective April 1, 2004, the Company adopted the declining-balance method of depreciation for the buildings and structures of the Shinkansen railway ground facilities, which had been previously depreciated by the straight-line method since assuming the Shinkansen railway ground facilities that had been different from the method adopted for conventional railway network. This change was made to reinforce the financial position and unify its method to the method adopted for conventional railway network in connection with both commencement of Shinagawa station and drastic timetable revisions focusing on completion of improving Shinkansen trains to operate at 270 km/hr. The effect of this change were to increase depreciation expense in transportation segment by ¥39,455 million ($368,738 thousand) and to decrease operating income of transportation segment by approximately ¥39,455 million ($368,738 thousand) for the year ended March 31, 2005.

*(2) Assets, Depreciation and Amortization and Capital Expenditures*

| | Transportation | Merchandise and other | Real estate | Other services | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|
| | | | (millions of Yen) | | | |
| For the year ended March 31, 2005: | | | | | | |
| Assets | ¥5,055,400 | ¥60,039 | ¥272,077 | ¥83,272 | ¥(161,298) | ¥5,309,491 |
| Depreciation and amortization | 236,241 | 2,446 | 10,285 | 1,834 | | 250,807 |
| Capital expenditures | 124,670 | 3,930 | 11,098 | 3,023 | | 142,722 |

| | Transportation | Merchandise and other | Real estate | Other services | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|
| | | | (millions of Yen) | | | |
| For the year ended March 31, 2004: | | | | | | |
| Assets | ¥5,209,908 | ¥58,241 | ¥271,137 | ¥80,305 | ¥(146,079) | ¥5,473,512 |
| Depreciation and amortization | 210,869 | 2,480 | 10,359 | 1,729 | | 225,439 |
| Capital expenditures | 150,900 | 2,699 | 11,304 | 2,432 | | 167,337 |

| | Transportation | Merchandise and other | Real estate | Other services | Eliminations or corporate | Consolidated |
|---|---|---|---|---|---|---|
| | | | (millions of Yen) | | | |
| For the year ended March 31, 2003: | | | | | | |
| Assets | ¥5,318,706 | ¥57,602 | ¥271,721 | ¥82,397 | ¥(151,834) | ¥5,578,594 |
| Depreciation and amortization | 206,763 | 2,478 | 10,292 | 1,545 | | 221,078 |
| Capital expenditures | 169,063 | 3,387 | 4,162 | 1,888 | | 178,503 |

| | *Transportation* | *Merchandise and other* | *Real estate* | *Other services* | *Eliminations or corporate* | *Consolidated* |
|---|---|---|---|---|---|---|
| | | | *(thousands of Dollars)* | | | |
| For the year ended March 31, 2005: | | | | | | |
| Assets | *$47,246,728* | *$561,112* | *$2,542,775* | *$778,253* | *$(1,507,457)* | *$49,621,411* |
| Depreciation and amortization | *2,207,859* | *22,859* | *96,121* | *17,151* | | *2,343,990* |
| Capital expenditures | *1,165,140* | *36,728* | *103,719* | *28,263* | | *1,333,850* |

As discussed in Note 3.g, effective April 1, 2004, the Companies adopted the new accounting standard for impairment of fixed assets. The effects of this change were to decrease assets in transportation segment by ¥1,005 million ($9,392 thousand) and to decrease assets in merchandise and other segment by ¥47 million ($439 thousand) for the year ended March 31, 2005.

The amounts of corporate assets included in eliminations or corporate column were of ¥49,445 million ($462,102 thousand) and ¥52,494 million for the years ended March 31, 2005 and 2004, respectively. Corporate assets principally consisted of short-term and long-term investments.

Geographic segment information and information for overseas sales are not presented since the Companies have no overseas operations.

## 16. Subsequent event

The following appropriations of retained earnings at March 31, 2005 were approved at the Company's shareholders meeting held on June 23, 2005:

| | (millions of Yen) | *(thousands of Dollars)* |
|---|---|---|
| Year-end cash dividends, ¥3,000 ($28.04) per share | ¥6,720 | *$62,803* |
| Bonuses to directors and corporate auditors | 284 | *2,654* |
| Total | ¥7,004 | *$65,457* |

**FOR USE BY INSTITUTIONAL INVESTORS IN THE INTERNATIONAL OFFERING ONLY**

## CENTRAL JAPAN RAILWAY COMPANY
## GLOBAL OFFERING

**Designation form for institutional investors in the International Offering**

*Institutional Investors participating in the International Offering who wish to do so may split orders among more than one International Manager or designate selling concession. Investors may designate selling concession to an International Manager/International Managers other than the International Manager with whom they have placed an order. Designations may be made after allocation but prior to 12 noon London time on the second business day following the pricing date.*

*It is encouraged that such designations be made via use of this form although such designations may also be made verbally to the International Manager to whom an order is given. Forms must be sent by fax to the number below prior to 12 noon London time on the second business day following the pricing date.*

*There is no obligation to designate selling concession away from the International Manager to whom the order has been given.*

The undersigned wishes to designate the selling concession on any allocation in the International Offering as follows:

| | |
|---|---|
| Nomura International | % |
| UBS Investment Bank | % |
| Daiwa Securities SMBC Europe | % |
| Goldman Sachs International | % |
| Merrill Lynch International | % |
| Morgan Stanley | % |
| Nikko Citigroup | % |
| Credit Suisse First Boston | % |
| Deutsche Bank | % |
| HSBC Bank plc | % |
| JPMorgan | % |
| Total | 100% |

**Please return this form by fax to the International Managers c/o the Tokyo office of Sullivan & Cromwell LLP, U.S. legal advisor to the International Managers, prior to 12 noon London time on the second business day following the pricing date (Fax No: +81-3-3213-6470), and follow up with a confirmatory phone call (Tel No: +81-3-3213-6140).**

**Institution Name:** ______________________________

**Individual Name:** ______________________________

**Individual Title** ______________________________

**Telephone Number** ______________________________

**Signature:** ______________________________

**Name of International Manager Receiving Order:** ______________________________

**Date:** ______________________________

## THE SELLING SHAREHOLDER

JNR Settlement Headquarters
*an independent division within JRTT*
8-6, Nishi-shinbashi 2-chome
Minato-ku, Tokyo 105-0003
Japan

## THE COMPANY

Central Japan Railway Company
1-4, Meieki 1-chome, Nakamura-ku
Nagoya, Aichi 450-6101
Japan

## LEGAL ADVISORS TO THE COMPANY AND THE SELLING SHAREHOLDER

*As to Japanese law:*

Nagashima Ohno & Tsunematsu
Kioicho Building
3-12, Kioicho
Chiyoda-ku, Tokyo 102-0094
Japan

*As to United States law:*

Shearman & Sterling LLP
Fukoku Seimei Building, 5th Floor
2-2, Uchisaiwaicho 2-chome
Chiyoda-ku, Tokyo 100-0011
Japan

## TO THE INTERNATIONAL MANAGERS

*As to Japanese law:*

Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo 106-6036
Japan

*As to United States law:*

Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

## INDEPENDENT AUDITORS

Deloitte Touche Tohmatsu
(a Japanese member firm of Deloitte Touche Tohmatsu (Swiss Verein))
MS Shibaura Bldg.
12-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530
Japan

JR-CENTRAL